PROSPECTUS

                                                   FILED PURSUANT RULE 424(b)(1)
                                                   REGISTRATION NUMBER 333-31051

                                1,240,000 SHARES
                     PEOPLE'S PREFERRED CAPITAL CORPORATION
           9.75% NONCUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
        EXCHANGEABLE INTO PREFERRED STOCK OF PEOPLE'S BANK OF CALIFORNIA
                             ---------------------

    People's Preferred Capital Corporation, a Maryland corporation (the "Company"), is hereby offering 1,240,000 shares of its 9.75% Noncumulative Exchangeable Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Shares"). Dividends on the Series A Preferred Shares are payable at the rate of 9.75% per annum of the liquidation preference (determined without regard to accrued and unpaid dividends) (an amount equal to $2.4375 per annum per share), if, when and as authorized and declared by the Board of Directors of
the Company.                                            (CONTINUED ON NEXT PAGE)

    SEE "GLOSSARY" COMMENCING ON PAGE 92 FOR THE DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS. SEE "RISK FACTORS" COMMENCING ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED SHARES OFFERED HEREBY. AMONG THE RISKS WHICH PROSPECTIVE INVESTORS SHOULD CONSIDER ARE THE FOLLOWING:

    - Lack of prior operating history of the Company;

    - Dependence on People's Bank of California (the "Bank") as Advisor and on the Bank and the Bank's designated Servicing Agent as Servicers;

    - A decline in the performance or capital levels of the Bank or the placement of the Bank into conservatorship or receivership could result in the automatic exchange of the Series A Preferred Shares for Bank Preferred Shares; an investment in the Bank involves an investment in a business that is broader in scope than the business of the Company; it is unlikely that the Bank would be in a financial position, after the occurrence of an Automatic Exchange, to make any dividend payments on the Bank Preferred Shares;

    - Possibility that federal regulators of the Bank will impose restrictions on the operations of the Company or the Company's ability to pay dividends;

    - Possibility that a significant decline in interest rates could have an adverse effect on the Company's cash flow;

    - Since dividends are not cumulative, if no dividend is declared on the Series A Preferred Shares by the Company for a dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period (which would reduce an investor's effective annual yield on the Series A Preferred Shares under such circumstances);

    - Investments in real estate mortgages are subject to price fluctuations based on changes in interest rates and problems unique to particular geographic regions where investments may be concentrated;

    - Ability of the Company to invest up to 20% of its total assets in non-mortgage related securities (i.e., other than Residential Mortgage Loans, Commercial Mortgage Loans and Mortgage-Backed Securities (each, as described herein)), and in addition cash, cash equivalents and government securities;

    - Possibility of conflicts of interest between the Company and the Bank and that the ultimate beneficial owners of the Bank's common stock may have investment goals and strategies that differ from those of the holders of the Series A Preferred Shares;

    - Possibility that the Company will not qualify as a real estate investment trust for federal income tax purposes; and

    - Shares held by any investor in excess of certain ownership limits set forth in the Company's Articles of Incorporation may be automatically transferred to a trust.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER DEBT
      OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY
      THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS
                        ASSOCIATION INSURANCE FUND, ANY
                     GOVERNMENTAL AGENCY OR OTHERWISE

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                        PRICE TO
                                                         PUBLIC      UNDERWRITING COMMISSION(1)  PROCEEDS TO COMPANY(2)
Per Share..........................................      $25.00               $0.9375                   $24.0625
Total(3)...........................................   $31,000,000            $1,162,500               $29,837,500

(1) The Company and the Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $825,000. The Bank intends to make a capital contribution to the Company equal to such expenses and the Underwriting Commission. See "Use of Proceeds."

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 186,000 Series A Preferred Shares, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting Commission and Proceeds to Company will be $35,650,000, $1,336,875 and $34,313,125, respectively.

    The Series A Preferred Shares are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series A Preferred Shares offered hereby will be ready for delivery through the facilities of The Depository Trust Company in New York, New York, on or about October 3, 1997 against payment therefor in immediately available funds.
                           --------------------------

                        SANDLER O'NEILL & PARTNERS, L.P.
                                ----------------

               The date of this Prospectus is September 30, 1997.

    Dividends on the Series A Preferred Shares are not cumulative and, if declared, are payable quarterly in arrears on the last day of March, June, September and December in each year, commencing December 31, 1997; provided, however, that the first Dividend Period shall commence on and include the original issue date of the Series A Preferred Shares and shall end on and include December 31, 1997. If no dividend is declared on the Series A Preferred Shares by the Company for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period. Dividends in each dividend period shall accrue from the first day of such period, whether or not declared or paid in the prior period.

    The Series A Preferred Shares are not redeemable prior to October 15, 2002 (except upon the occurrence of a Tax Event or a Change of Control). On and after October 15, 2002, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at any time and from time to time, at the redemption price of $25.00 per share, plus authorized, declared and unpaid dividends, if any, to the date fixed for redemption, without interest. Upon a Change of Control, the Series A Preferred Shares are redeemable at the option of the Company, in whole, but not in part, at a price per share equal to
(i) $25.00, plus (ii) an amount equal to the authorized, declared and unpaid dividends, if any, to the date fixed for redemption, without interest, and, without duplication, an additional amount equal to the amount of dividends that would be payable on the Series A Preferred Shares in respect of the period from the first day of the dividend period in which the date fixed for redemption occurs to the date fixed for redemption (assuming all such dividends were to be authorized and declared), plus (iii) the Applicable Premium. Any redemption of Series A Preferred Shares is subject to the prior approval of the Office of Thrift Supervision (the "OTS"). The Series A Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company.

    Each Series A Preferred Share will be exchanged automatically (the "Automatic Exchange") for one newly issued Series A preferred share (the "Bank Preferred Shares") of the Bank, if the appropriate federal regulatory agency directs in writing that an exchange of the Series A Preferred Shares for Bank Preferred Shares occur because (i) the Bank becomes "undercapitalized" under the prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term (an "Exchange Event"). CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED, WITHOUT THE CONSENT OF THE INVESTOR, BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. ACCORDINGLY, POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH IN THE OFFERING CIRCULAR, ATTACHED HERETO AS ANNEX I.

    In the event of the Automatic Exchange, the Bank Preferred Shares would constitute a new series of preferred shares of the Bank, would have the same dividend rights, liquidation preference, redemption options and other attributes as the Series A Preferred Shares, except that (i) the Bank Preferred Shares would not be redeemable upon the occurrence of a Tax Event and (ii) the Bank Preferred Shares would not be listed on a national stock exchange or national quotation system, and would rank on an equal basis in terms of cash dividend payments and liquidation preference with any shares of preferred stock of the Bank outstanding at the time of the Automatic Exchange. Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily, and, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to the Bank or any security of the Bank. See "Description of Series A Preferred Shares--Automatic Exchange."

    The Company has been formed for the purpose of acquiring, holding and managing real estate mortgage assets. The Company expects that all of its mortgage assets will initially be acquired from the Bank. All of the shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), are owned by the Bank. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company.

    The Company expects to qualify as a real estate investment trust (a "REIT") for federal income tax purposes, commencing with the taxable year ending December 31, 1997, and, as a result, corporate holders of the Series A Preferred Shares will not be entitled to a dividends received deduction with respect to any income recognized with respect to the Series A Preferred Shares. Under the Articles of Incorporation of the Company, as amended and restated (the "Articles of Incorporation"), subject to certain exceptions, no individual or entity is permitted to directly or indirectly own more than 7.5% of the aggregate initial liquidation preference of the issued and outstanding shares of Preferred Stock, including the Series A Preferred Shares.

    Prior to the Offering, there has been no market for the Series A Preferred Shares. The Company has received approval to list the Series A Preferred Shares on the Nasdaq National Market, subject to official notice of issuance, under the symbol "PPCCP." The Bank has registered the Bank Preferred Shares with the OTS, but does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE SERIES A PREFERRED SHARES, THE PURCHASE OF SERIES A PREFERRED SHARES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                            ---------
PROSPECTUS SUMMARY........................................................................................          1
  Risk Factors............................................................................................          1
  The Company.............................................................................................          2
  The Bank................................................................................................          4
  The Offering............................................................................................          5
  The Formation...........................................................................................          9
  Benefits to the Bank....................................................................................         10
  Business and Strategy...................................................................................         11
  Tax Status of the Company...............................................................................         14
RISK FACTORS..............................................................................................         15
  The Company's Lack of an Operating History; The Company's Dependence Upon the Bank as Advisor and the
    Bank and the Servicing Agent as Servicers.............................................................         15
  Potential of Automatic Exchange of Series A Preferred Shares into Bank Preferred Shares When Possibility
    of Bank Receivership Exists...........................................................................         15
    General...............................................................................................         15
    Uncertainty Regarding the Ability of the Bank to Pay Dividends and Make Payments upon Liquidation in
     the Event of an Automatic Exchange...................................................................         15
    Taxation of Holders of Series A Preferred Shares upon the Occurrence of an Automatic Exchange.........         16
    Lack of Liquidity of Bank Preferred Shares in the Event of an Automatic Exchange......................         16
  Concerns Relating to Dividend and Other Regulatory Restrictions with Respect to Operations of the
    Company...............................................................................................         16
    Oversight by Regulatory Authorities; Ability to Restrict Company Actions..............................         16
    Restrictions Pertaining to Bank Regulatory Capital Requirements.......................................         16
    Restrictions Pertaining to Automatic Exchange.........................................................         17
    Restrictions Pertaining to Bank Capital Distribution Regulations......................................         17
  Impact of Fluctuations in Interest Rates on the Company's Financial Condition and Results of
    Operations............................................................................................         18
  Effect of the Non-Cumulative Nature of the Series A Preferred Shares on the Payment of Dividends........         18
  Credit, Default and Other Risks Associated with Mortgage Loans on the Company's Financial Condition and
    Results of Operations.................................................................................         18
    Structural Concerns Related to Mortgage Loans.........................................................         18
    Real Estate Market Conditions.........................................................................         19
    Delays in Liquidating Defaulted Mortgage Loans........................................................         19
    Legal Considerations..................................................................................         19
    Environmental Considerations..........................................................................         20
    Special Considerations Relating to Commercial Mortgage Loans..........................................         20
    Geographic Concentration..............................................................................         20
  Concerns with Respect to the Company's Potential Investment in Mortgage-Backed Securities and Other
    Authorized Investments................................................................................         21
  Concerns with Respect to the Purchase of Mortgage Loans from Unaffiliated Third Parties.................         21
  Concern as to Possible Future Revisions in Policies and Strategies of the Company's Board of
    Directors.............................................................................................         22
  Possible Effect of the Company's Use of Leverage on the Company's Financial Condition and Results of
    Operations............................................................................................         22
  Relationship with the Bank; Conflicts of Interest.......................................................         22
    The Bank as Sole Common Stockholder...................................................................         22
    The Bank as Servicer..................................................................................         22
    Potential Conflicts Arising from Parent-Subsidiary Relationship.......................................         22

                                                                                                              PAGE
                                                                                                            ---------
    Potential Conflicts Concerning Commercial Mortgage Loans..............................................         23
    Parties' Intentions with Respect to Potential Conflicts...............................................         23
  Tax Considerations......................................................................................         23
    Adverse Consequences of Failure to Qualify as a REIT..................................................         23
    REIT Requirements with Respect to Stock Ownership.....................................................         24
    REIT Requirements with Respect to Stockholder Distributions...........................................         25
    Redemption Upon Occurrence of a Tax Event.............................................................         25
    Automatic Exchange Upon Occurrence of an Exchange Event...............................................         25
  No Third Party Valuation of the Mortgage Loans; No Arm's-Length Negotiations............................         25
  No Prior Market for Series A Preferred Shares...........................................................         26
THE COMPANY...............................................................................................         27
USE OF PROCEEDS...........................................................................................         28
CAPITALIZATION............................................................................................         29
BUSINESS AND STRATEGY.....................................................................................         30
  General.................................................................................................         30
  Dividend Policy.........................................................................................         30
  Liquidity and Capital Resources.........................................................................         31
  General Description of Mortgage Assets and Other Authorized Investments; Investment Policy..............         32
  Acquisition of Initial Portfolio........................................................................         34
  Management Policies and Programs........................................................................         35
  Description of Initial Portfolio........................................................................         38
  Servicing...............................................................................................         45
  Employees...............................................................................................         49
  Competition.............................................................................................         49
  Legal Proceedings.......................................................................................         49
BENEFICIAL OWNERSHIP OF THE COMPANY.......................................................................         50
MANAGEMENT................................................................................................         50
  Directors and Executive Officers........................................................................         50
  Independent Directors...................................................................................         52
  Audit Committee.........................................................................................         53
  Compensation of Directors and Officers..................................................................         53
  Limitations on Liability of Directors and Officers......................................................         53
  The Advisor.............................................................................................         53
CERTAIN TRANSACTIONS CONSTITUTING THE FORMATION...........................................................         54
  The Formation...........................................................................................         54
  Benefits to the Bank....................................................................................         55
DESCRIPTION OF SERIES A PREFERRED SHARES..................................................................         57
  General.................................................................................................         57
  Dividends...............................................................................................         57
  Automatic Exchange......................................................................................         58
  Rank....................................................................................................         59
  Voting Rights...........................................................................................         60
  Redemption..............................................................................................         61
  Rights Upon Liquidation.................................................................................         63
  Independent Director Approval...........................................................................         63
  Restrictions on Ownership and Transfer..................................................................         64
DESCRIPTION OF CAPITAL STOCK..............................................................................         64
  Common Stock............................................................................................         64
  Preferred Stock.........................................................................................         65
  Power to Issue Additional Shares of Common Stock and Preferred Stock....................................         65
  Restrictions on Ownership and Transfer..................................................................         66
  Business Combinations...................................................................................         68

                                                                                                              PAGE
                                                                                                            ---------
  Control Share Acquisitions..............................................................................         68
FEDERAL INCOME TAX CONSIDERATIONS.........................................................................         70
  Taxation of the Company.................................................................................         70
  Failure to Qualify......................................................................................         74
  Tax Treatment of Automatic Exchange.....................................................................         74
  Taxation of United States Stockholders..................................................................         75
  Taxation of Foreign Stockholders........................................................................         76
  Information Reporting Requirements and Backup Withholding Tax...........................................         77
  Other Tax Consequences..................................................................................         78
ERISA CONSIDERATIONS......................................................................................         78
  General.................................................................................................         78
  Plan Asset Regulation...................................................................................         79
  Effect of Plan Asset Status.............................................................................         79
  Prohibited Transactions.................................................................................         80
  Unrelated Business Taxable Income.......................................................................         80
CERTAIN INFORMATION REGARDING THE BANK....................................................................         81
  General.................................................................................................         81
  Ownership Structure.....................................................................................         81
  Basis for 1992 Recapitalization.........................................................................         81
  Basis for 1995 Recapitalization.........................................................................         82
  New Management and Initiatives..........................................................................         82
  Selected Consolidated Financial and Other Data of the Bank..............................................         85
  Risk Factors and Other Considerations...................................................................         87
UNDERWRITING..............................................................................................         89
EXPERTS...................................................................................................         91
CERTAIN LEGAL MATTERS.....................................................................................         91
ADDITIONAL INFORMATION....................................................................................         91
GLOSSARY..................................................................................................         92
INDEX TO FINANCIAL STATEMENT..............................................................................        F-1
ANNEX I--OFFERING CIRCULAR FOR BANK PREFERRED SHARES......................................................       OC-1

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "GLOSSARY" COMMENCING AT PAGE 92 FOR THE DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS. THE OFFERING OF SHARES OF 9.75% NONCUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES A, PAR VALUE $0.01 PER SHARE (THE "SERIES A PREFERRED SHARES"), HEREUNDER IS REFERRED TO HEREIN AS THE "OFFERING." UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE OVER-ALLOTMENT OPTION DESCRIBED UNDER THE CAPTION "UNDERWRITING" IS NOT EXERCISED.

                                  RISK FACTORS

    Prospective purchasers of the Series A Preferred Shares should carefully read all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" commencing on page 15 for risks involved with an investment in the Series A Preferred Shares. Among such risks are the following:

    - The Company is a newly organized corporation with no operating history and, consequently, no historical financial or operating information is available for use by prospective purchasers of the Series A Preferred Shares in making their investment decision.

    - The Company will be dependent in virtually every phase of its operations on the diligence and skill of the officers, employees and agents of the Bank. The Company believes that the unavailability or the unexpected loss of the services of such officers, employees and agents could have a material adverse effect upon the Company.

    - A decline in the performance or capital levels of the Bank or the placement of the Bank into conservatorship or receivership could lead to an Exchange Event which would require an exchange of the Series A Preferred Shares for Bank Preferred Shares (which would represent an investment in the Bank and not in the Company). It is unlikely that the Bank would be in a financial position, after the occurrence of an Automatic Exchange, to make any dividend payments on the Bank Preferred Shares. In addition, an investment in the Bank involves an investment in a business that is broader in scope than the business of the Company. The Bank is required to, among other things, maintain certain minimum capital levels and comply with other federal regulatory requirements applicable to the Bank. In addition, the Bank's overall profitability depends on the performance of the Bank's loan portfolio and the Bank's reliance on non-interest income. See "Risk Factors-- Potential of Automatic Exchange of Series A Preferred Shares into Bank Preferred Shares When Possibility of Bank Receivership Exists."

    - As a subsidiary of the Bank, the Company is subject to the possibility that federal regulators will restrict the ability of the Company to transfer assets, to make distributions to stockholders, including dividends to the holders of Series A Preferred Shares, or to redeem shares of Preferred Stock. Under certain circumstances, certain of these restrictions could result in the Company's failure to qualify as a REIT, which could have an adverse effect on the Company's financial condition and results of operations.

    - Because the rate at which dividends are required to be paid is fixed, a significant decline in interest rates might adversely affect the amount of the Company's interest income on its assets and therefore its ability to pay dividends on the Series A Preferred Shares.

    - Dividends are not cumulative. Consequently, if the Board of Directors does not authorize and declare a dividend on the Series A Preferred Shares for any quarterly period, including if prevented by federal regulators from paying such dividend, the holders thereof would not be entitled to recover such dividend whether or not funds are or subsequently become available. The Board of Directors may determine that it would be in the best interests of the Company to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter, notwithstanding that funds are available (which would reduce an investor's effective annual yield on the Series A Preferred Shares under such circumstances). To remain qualified as a REIT, however, the Company must distribute annually at least 95% of its REIT taxable income to stockholders. The Company expects that the Board of Directors will authorize dividends on the Series A Preferred Shares quarterly.

    - Investments in Mortgage Loans generally are subject to price fluctuations based on changes in interest rates and problems unique to particular geographic regions, such as California, where the Company's Mortgage Loans are concentrated, which could adversely affect the (i) value of the Mortgage Assets held by the Company and thereby the value of the Series A Preferred Shares and (ii) the ability of the Company to pay dividends on the Series A Preferred Shares.

    - Because of the relationship between the Company and the Bank, conflicts of interest may arise between the Bank and the Company. These potential conflicts arise from the Bank's position as the sole holder of outstanding voting stock of the Company, the fact that the Bank will act as Advisor and Servicer (with respect to the Company's Commercial Mortgage Loans), and it may have interests in such capacities that are not identical to those of the Company. Although it is the intention of the Company and the Bank that any agreements and transactions between the Company and the Bank be fair to all parties, no assurance can be made that such agreements and transactions will, in all cases, be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. See "Risk Factors--Relationships with the Bank; Conflicts of Interest," and "Business and Strategy--Management Policies and Programs."

    - If the Company fails to maintain its status as a REIT, distributions to its stockholders will not be deductible for federal (or California state) income tax purposes, which could have an adverse effect on the Company's financial condition and results of operations.

    - The Company's Articles of Incorporation provide that, subject to certain exceptions, no individual or entity is permitted to own, or be deemed to own by virtue of the attribution rules of the Code (as defined herein), more than 7.5% of the aggregate initial liquidation value of the issued and outstanding shares of Preferred Stock of the Company, including the Series A Preferred Shares. Any Series A Preferred Shares held by any individual or entity in violation of the foregoing limits will be automatically transferred to a trust for the exclusive benefit of a charity to be named by the Company. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

    - Although the Series A Preferred Shares will be listed on the Nasdaq National Market, the Bank does not intend to apply for listing of the Bank Preferred Shares upon the occurrence of an Exchange Event on any national securities exchange or automated quotation system. Consequently, there can be no assurance as to the liquidity of the trading market for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained. The lack of liquidity and an active public market could adversely affect prospective investors' ability to dispose of the Bank Preferred Shares.

                                  THE COMPANY

    The Company is a Maryland corporation incorporated in June 1997 for the purpose of acquiring, holding and managing Mortgage Assets and Other Authorized Investments. The Company will elect to be subject to tax as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, distributions of its earnings to its stockholders will be deductible by the Company for federal (as well as California state) income tax purposes to the extent it maintains its qualification as a REIT. All of the shares of the Company's Common Stock are owned by the Bank. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company.

    Simultaneously with the consummation of the Offering, the Bank, as owner of the Company's Common Stock, will make a capital contribution to the Company equal to approximately $31.3 million. The Bank will also make additional capital contributions to the Company in an amount equal to the aggregate amount of underwriting commissions and expenses incurred by the Company in connection with the Offering (including, without limitation, any underwriting commissions associated with any exercise by the Underwriters of their over-allotment option) and all expenses incurred by the Company in connection with its formation in order to provide the Company with funds sufficient to pay such expenses. The Company will use the aggregate net proceeds of approximately $62.3 million received in connection with both the Offering and the capital contribution by the Bank to purchase the Initial Portfolio from the Bank. The Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and capital contributions to purchase additional Mortgage Assets and otherwise to make Other Authorized Investments. See "Use of Proceeds."

    The Company and the Bank are undertaking the Offering for the following principal reasons: (i) the Offering will strengthen the Bank's regulatory capital position, as $28.4 million of the proceeds from the Series A Preferred Shares will qualify as core capital of the Bank under relevant federal regulatory capital guidelines; (ii) the Offering will provide the Bank with the opportunity to expand its business and thereby increase its earnings, which would permit accelerated utilization of existing net operating loss carryforwards; and (iii) dividends paid on the Series A Preferred Shares will, as a result of the Company's qualification as a REIT, be tax deductible in computing the REIT's taxable income. The Bank has determined to organize a REIT, instead of directly selling mortgage-backed securities, because it believes that the REIT transaction is a cost-effective way to raise capital and, as referenced above, to obtain favorable regulatory capital treatment from its federal regulators. See "Certain Transactions Constituting the Formation--Benefits to the Bank" and "Pro Forma Regulatory Capital" in the Offering Circular attached as Annex I hereto.

    Upon the occurrence of an Exchange Event, each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share. CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED, WITHOUT THE CONSENT OF THE INVESTOR, BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. ACCORDINGLY, POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH IN THE OFFERING CIRCULAR ATTACHED HERETO AS ANNEX I. See also "Description of Series A Preferred Shares--Automatic Exchange."

    An Exchange Event is likely to occur if the Bank becomes undercapitalized. The Bank will be considered to be "undercapitalized" under the current prompt corrective action regulations if it has (i) a core capital (or leverage) ratio of less than 4.0%, (ii) a Tier 1 risk-based capital ratio of less than 4.0% or
(iii) a total risk-based capital ratio of less than 8.0%. Core capital generally consists of common stockholder's equity, noncumulative perpetual preferred stock, and minority interests in consolidated subsidiaries, less certain intangible assets and investments in certain subsidiaries. The minimum risk-based capital requirement represents the ratio of total capital (core capital plus supplementary capital) to risk-weighted assets (which equals assets plus the credit risk equivalent of certain off-balance sheet items, each multiplied by the appropriate risk weight). Supplementary capital includes, among other things, certain qualifying subordinated debt and a portion of the general loan loss allowance. For purposes of the prompt corrective action regulations, the Bank's capital category is determined as of the most recent date (i) certain quarterly financial reports are required to be filed with the regulators, (ii) a final report of examination has been delivered to the Bank or
(iii) the Bank is notified in writing by the OTS of its capital category or a change in such category. At June 30, 1997 and December 31, 1996, 1995 and 1994, the Bank's core capital (or leverage) ratio was 4.76%, 4.57%, 4.18% and 1.08%, respectively, its Tier 1 risk-based capital ratio was 9.65%, 9.15%, 7.56% and 2.01%, respectively, and its total risk-based capital ratio was

10.91%, 10.38%, 8.43% and 2.76%, respectively. After giving effect to the Offering, on a pro forma basis, the Bank's core (or leverage) capital, Tier 1 risk-based capital and total risk-based capital ratios at June 30, 1997 would have been 6.35%, 12.88% and 14.13%, respectively. After the Offering, the Bank's capital ratios are expected to decrease as the Bank expands its business and, thus, its total assets. The Bank currently intends, by managing its growth following the Offering, to maintain its capital ratios in excess of the "well-capitalized" levels under the prompt corrective action regulations. However, there can be no assurance that the Bank will be able to maintain such capital levels. See "Certain Information Regarding the Bank--Risk Factors and Other Considerations--Regulatory Capital Levels" and "Pro Forma Regulatory Capital" in the Offering Circular attached as Annex I hereto.

    The principal executive offices of the Company are located at 5900 Wilshire Boulevard, Los Angeles, California 90036, and the telephone number is (213) 938-6300.

                                    THE BANK

    The Bank, formerly named Southern California Federal Savings and Loan Association, is a federally chartered and insured stock savings bank which is wholly owned by SoCal Holdings, Inc. ("SOCAL"). At June 30, 1997, SOCAL had total assets of $1.8 billion and total stockholders' equity of $72.5 million. The common stock of SOCAL is (i) 60% owned by the Trustees of the Estate of Bernice Pauahi Bishop, also known as Kamehameha Schools Bernice Pauahi Bishop Estate (the "Bishop Estate"), a charitable educational trust established under Hawaii law, (ii) 30% owned by BIL Securities (Offshore) Limited ("BIL Securities"), a wholly owned subsidiary of Brierley Investments Limited, a New Zealand corporation, and (iii) 10% owned by Arbur, Inc. ("Arbur"), a Delaware corporation. The preferred stock of SOCAL is owned approximately (i) 67% by the Bishop Estate, (ii) 24.8% by BIL Securities and (iii) 8.2% by Arbur.

    The Bishop Estate operates under the terms of the will (the "Will") of Bernice Pauahi Bishop, and is one of the largest private landowners in the State of Hawaii. Under the terms of the Will, revenues in excess of expenses from the Bishop Estate are used to fund the operations of and maintain The Kamehameha Schools which are located on the islands of Hawaii.

    Brierley Investments Limited is a publicly held investment corporation which is traded on the New Zealand and Australian stock exchanges. At June 30, 1997, Brierley Investments Limited had approximately $5.4 billion in total assets, $2.5 billion in total liabilities and $2.9 billion in total equity (all of which amounts have been converted into U.S. dollars).

    Arbur is a closely held Delaware-chartered corporation which is wholly owned by William E. Simon and his children. William E. Simon is the former U.S. Secretary of the Treasury.

    At June 30, 1997, the Bank conducted business from 19 full service offices located primarily in Los Angeles County as well as Orange and Ventura Counties in Southern California. At June 30, 1997, the Bank had total assets of $1.8 billion, total deposits of $1.3 billion and total stockholder's equity of $84.9 million. As of December 31, 1996, the Bank had $146.7 million of federal net operating loss carryforwards and $8.7 million of state net operating loss carryforwards which are available, subject to certain limitations, to offset federal and state taxable income. See "Taxation" in the Offering Circular attached as Annex I hereto. For the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank had net earnings of $6.9 million and $13.6 million and a return on average assets of 0.77% and 0.78%, respectively. See "Certain Information Regarding the Bank--Selected Consolidated Financial Data."

    The Bank Preferred Shares will only be issued upon the occurrence of an Exchange Event. Pursuant to applicable law, the Bank Preferred Shares will not be registered with the Securities and Exchange Commission (the "Commission") but are being registered with the OTS. A copy of the Offering Circular filed with the OTS relating to the Bank Preferred Shares is affixed to this Prospectus as Annex I. The principal executive offices of the Bank are located at 5900 Wilshire Boulevard, Los Angeles, California 90036, and the telephone number at such address is (213) 938-6300.

                                  THE OFFERING

    For a more complete description of the terms of the Series A Preferred Shares specified in the following summary, see "Description of Series A Preferred Shares."

Issuer............................  People's Preferred Capital Corporation, a newly formed
                                    Maryland corporation created for the purpose of
                                    acquiring, holding and managing Mortgage Assets and
                                    Other Authorized Investments.

Securities Offered................  1,240,000 Series A Preferred Shares. The Company has
                                    granted the Underwriters an option for 30 days to
                                    purchase up to an additional 186,000 Series A Preferred
                                    Shares at the initial public offering price solely to
                                    cover over-allotments, if any.

Ranking...........................  With respect to the payment of dividends and amounts upon liquidation, the Series A Preferred Shares will
                                    rank senior to the Company's Common Stock. As long as
                                    any Series A Preferred Shares remain outstanding,
                                    additional shares of Preferred Stock ranking senior to
                                    the Series A Preferred Shares may not be issued without
                                    the approval of the holders of at least two-thirds of
                                    the Series A Preferred Shares. As long as any Series A
                                    Preferred Shares remain outstanding, additional shares
                                    of Preferred Stock ranking on a parity with the Series A
                                    Preferred Shares may not be issued without the approval
                                    of a majority of the Independent Directors. See
                                    "Description of Series A Preferred Shares--Independent
                                    Director Approval."

Use of Proceeds...................  The net proceeds to the Company from the Offering, together with proceeds received as capital contributions
                                    from the Bank, will be used to purchase the Company's
                                    Initial Portfolio of Mortgage Assets and to pay the
                                    expenses of the Offering and the formation of the
                                    Company (currently estimated by the Company to be
                                    approximately $825,000 in the aggregate). See "Use of
                                    Proceeds."

Dividends.........................  Dividends are noncumulative and will be payable at the rate of 9.75% per annum of the initial liquidation
                                    preference (equivalent to $2.4375 per share per annum)
                                    if, when and as authorized and declared by the Board of
                                    Directors. If the Board of Directors does not authorize
                                    and declare a dividend with respect to any quarterly
                                    dividend period (each, a "Dividend Period"), holders of
                                    the Series A Preferred Shares will have no right to
                                    receive a dividend on the Series A Preferred Shares in
                                    respect of such Dividend Period. Dividends are payable,
                                    if authorized and declared, quarterly in arrears (pro
                                    rated for any Dividend Period that is other than three
                                    full months based on a 360-day year of twelve 30-day
                                    months) on March 31, June 30, September 30 and December
                                    31 (or, if any such day is not a business day, on the
                                    next business day) in each year, (each such date a
                                    "Dividend Payment Date") beginning December 31, 1997.
                                    Quarterly Dividend Periods will commence on and include

                                    the first day, and end on and include the last day, of
                                    the calendar quarter in which the corresponding Dividend
                                    Payment Date occurs.

                                    If any Series A Preferred Shares are outstanding, no
                                    full dividends or other distributions shall be
                                    authorized, declared or paid or set apart for payment on
                                    any Junior Stock for any Dividend Period unless full
                                    dividends have been or contemporaneously are authorized,
                                    declared and paid, or authorized and declared and a sum
                                    sufficient for the payment thereof is set apart for such
                                    payments on the Series A Preferred Shares for the
                                    then-current Dividend Period. When dividends are not
                                    paid in full (or a sum sufficient for such full payment
                                    is not so set apart) for any Dividend Period upon the
                                    Series A Preferred Shares and the shares of any Parity
                                    Stock, all dividends authorized and declared on the
                                    Series A Preferred Shares and the shares of Parity Stock
                                    shall only be authorized or declared PRO RATA based upon
                                    the respective amounts that would have been paid on the
                                    Series A Preferred Shares and any shares of Parity Stock
                                    had dividends been authorized and declared in full.

                                    In addition to the foregoing restriction, the Company
                                    shall not authorize, declare, pay or set apart funds for
                                    any dividends or other distributions (other than in
                                    Common Stock or other Junior Stock) with respect to any
                                    Common Stock or other Junior Stock or repurchase, redeem
                                    or otherwise acquire, or set apart funds for repurchase,
                                    redemption or other acquisition of, any Common Stock or
                                    other Junior Stock through a sinking fund or otherwise,
                                    unless and until (i) full dividends on the Series A
                                    Preferred Shares for the four most recent preceding
                                    Dividend Periods (or such lesser number of Dividend
                                    Periods during which shares of Series A Preferred Shares
                                    have been outstanding) are authorized, declared and paid
                                    or a sum sufficient for payment has been paid over to
                                    the dividend disbursing agent for payment of such
                                    dividends and (ii) the Company has authorized and
                                    declared a cash dividend on the Series A Preferred
                                    Shares at the annual dividend rate for the then-current
                                    Dividend Period, and sufficient funds have been paid
                                    over to the dividend disbursing agent for the payment of
                                    such cash dividend for such then current Dividend
                                    Period.

                                    No dividend shall be paid or set aside for holders of
                                    Series A Preferred Shares for any Dividend Period unless
                                    full dividends have been paid or set aside for the
                                    holders of each class or series of equity securities, if
                                    any, ranking prior to the Series A Preferred Shares as
                                    to dividends for such Dividend Period. The Company
                                    currently does not have any series of equity securities
                                    outstanding that ranks prior to the Series A Preferred
                                    Shares as to dividends and the Company currently has no
                                    intention to issue any such securities. See "Description
                                    of Series A Preferred Shares--Dividends."

Liquidation Preference............  The liquidation preference for each Series A Preferred
                                    Share is $25.00, plus an amount equal to the quarterly
                                    accrued and unpaid dividends, if any, thereon with
                                    respect to the then-current Dividend Payment, but
                                    without accumulation of unpaid dividends for prior
                                    Dividend Periods. See "Description of Series A Preferred
                                    Shares--Rights Upon Liquidation."

Redemption........................  The Series A Preferred Shares are not redeemable prior to October 15, 2002 (except upon the occurrence of a Tax
                                    Event or a Change of Control). On and after October 15,
                                    2002, the Series A Preferred Shares may be redeemed for
                                    cash at the option of the Company, in whole or in part,
                                    at any time and from time to time, at the redemption
                                    price of $25.00 per share, plus authorized, declared and
                                    unpaid dividends, if any, to the date fixed for
                                    redemption, without interest.

                                    Upon a Change of Control, the Series A Preferred Shares
                                    are redeemable at the option of the Company, in whole,
                                    but not in part, at a price per share equal to (i)
                                    $25.00, plus (ii) an amount equal to the authorized,
                                    declared and unpaid dividends, if any, to the date fixed
                                    for redemption, without interest, and, without
                                    duplication, an additional amount equal to the amount of
                                    dividends that would be payable on the Series A
                                    Preferred Shares in respect of the period from the first
                                    day of the Dividend Period in which the date fixed for
                                    redemption occurs to the date fixed for redemption
                                    (assuming all such dividends were to be authorized and
                                    declared), plus (iii) the Applicable Premium. Any
                                    redemption of Series A Preferred Shares is subject to
                                    the prior approval of the OTS.

                                    Upon the occurrence of a Tax Event, the Company will
                                    have the right at any time to redeem the Series A
                                    Preferred Shares in whole, but not in part, at a
                                    redemption price of $25.00 per share, plus the accrued
                                    and unpaid dividends, if any, to the date fixed for
                                    redemption, without interest.

                                    Any redemption of Series A Preferred Shares is subject
                                    to compliance with applicable regulatory and other
                                    restrictions, including the prior approval of the OTS.
                                    The Series A Preferred Shares will not be subject to any
                                    sinking fund or mandatory redemption and will not be
                                    convertible into any other securities of the Company.
                                    See "Description of Series A Preferred
                                    Shares--Redemption."

Automatic Exchange................  Each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share
                                    if the appropriate federal regulatory agency directs in
                                    writing that an exchange of the Series A Preferred
                                    Shares for Bank Preferred Shares occur because of any of
                                    the following: (i) the Bank becomes "undercapitalized"
                                    under prompt corrective action regulations established
                                    pursuant to FDICIA, (ii) the Bank is placed into
                                    conservatorship or receivership or (iii) the appropriate
                                    federal regulatory agency, in its sole discretion,
                                    anticipates the Bank

                                    becoming "undercapitalized" in the near term. Upon an
                                    Exchange Event, each holder of Series A Preferred Shares
                                    shall be unconditionally obligated to surrender to the
                                    Bank all certificates representing the Series A
                                    Preferred Shares of such holder, and the Bank shall be
                                    unconditionally obligated to issue to such holder, in
                                    exchange for such certificate(s), a certificate or
                                    certificates representing an equal number of Bank
                                    Preferred Shares.

                                    Holders of Bank Preferred Shares would have the same
                                    dividend rights, liquidation preference, redemption
                                    options and other attributes as to the Bank as holders
                                    of Series A Preferred Shares have as to the Company. Any
                                    accrued and unpaid dividends on the Series A Preferred
                                    Shares as of the time of exchange would be deemed to be
                                    accrued and unpaid dividends on the Bank Preferred
                                    Shares. The Bank Preferred Shares would rank on an equal
                                    basis in terms of dividend payments and liquidation
                                    preference with any then-outstanding shares of preferred
                                    stock of the Bank. See "Description of Series A
                                    Preferred Shares-- Automatic Exchange."

Voting Rights.....................  Except as described herein or as may be required by law, holders of Series A Preferred Shares will not have any
                                    voting rights. In any matter on which the Series A
                                    Preferred Shares may vote, each Series A Preferred Share
                                    will be entitled to one vote. See "Description of Series
                                    A Preferred Shares--Voting Rights."

Tax Consequences..................  As long as the Company qualifies as a REIT, corporate holders of the Series A Preferred Shares will not be
                                    entitled to a dividends-received deduction with respect
                                    to any income recognized with respect to the Series A
                                    Preferred Shares.

Independent Directors.............  The Articles of Incorporation provide that, as long as any Series A Preferred Shares are outstanding, certain
                                    actions by the Company must be approved by a majority of
                                    the Independent Directors. As long as there are only two
                                    Independent Directors, any action that requires the
                                    approval of a majority of Independent Directors must be
                                    approved by both Independent Directors. In order to be
                                    considered "independent," a director must not be a
                                    current employee or officer of the Company or a current
                                    employee, officer or director of the Bank or any other
                                    affiliate of the Bank. In addition, any members of the
                                    Board of Directors of the Company elected by holders of
                                    Preferred Stock, including the Series A Preferred
                                    Shares, will be deemed to be Independent Directors for
                                    purposes of approving actions requiring the approval of
                                    a majority of the Independent Directors.

                                    The actions which require approval of a majority of the
                                    Independent Directors include: (i) the issuance of
                                    additional Preferred Stock ranking on a parity with the
                                    Series A Preferred Shares; (ii) the incurrence of debt
                                    for borrowed money in excess of 20% of the Company's
                                    total stockholders' equity; (iii) the

                                    acquisition of assets other than Mortgage Loans,
                                    Mortgage-Backed Securities or Other Authorized
                                    Investments; (iv) the termination or modification of, or
                                    the election not to renew, the Advisory Agreement or any
                                    Servicing Agreement or the subcontracting of any duties
                                    under the Advisory Agreement or the Servicing Agreements
                                    (other than as specifically contemplated in connection
                                    with the Offering) to third parties unaffiliated with
                                    the Bank; (v) any material amendment to or modification
                                    of either of the Mortgage Purchase Agreements; (vi) the
                                    determination to revoke the Company's REIT status; and
                                    (vii) any dissolution, liquidation or termination of the
                                    Company prior to October 15, 2002. The Articles of
                                    Incorporation provide that the Independent Directors
                                    will consider the interests of holders of both the
                                    Common Stock and the Preferred Stock, including the
                                    Series A Preferred Shares, in determining whether any
                                    proposed action requiring their approval is in the best
                                    interests of the Company.

Ownership Limits..................  In order to reduce the likelihood that the Company's status as a REIT for federal income tax purposes is
                                    jeopardized, the Articles of Incorporation provide that,
                                    subject to certain exceptions, no individual or entity
                                    may own, or be deemed to own by virtue of the
                                    attribution rules of the Code, more than 7.5% of the
                                    aggregate initial liquidation value of the issued and
                                    outstanding shares of Preferred Stock, including the
                                    Series A Preferred Shares. The transfer of any shares of
                                    Preferred Stock, including the Series A Preferred Shares
                                    (including the occurrence of events other than actual
                                    transfers of Preferred Stock that result in changes in
                                    constructive ownership of Preferred Stock), in violation
                                    of the Ownership Limit will cause the shares of
                                    Preferred Stock owned, or deemed to be owned, by or
                                    transferred to a stockholder in excess of such Ownership
                                    Limit to be automatically transferred to a trust for the
                                    exclusive benefit of a charitable beneficiary to be
                                    named by the Company. All rights to dividends to such
                                    shares will be held by such trust. See "Description of
                                    Capital Stock--Restrictions on Ownership and Transfer."

Trading...........................  The Company has received approval to list the Series A
                                    Preferred Shares on the Nasdaq National Market, subject
                                    to official notice of issuance, under the symbol
                                    "PPCCP."

                                 THE FORMATION

    Prior to or simultaneously with the completion of the Offering, the Company and the Bank will engage in the transactions described under "Certain Transactions Constituting the Formation--The Formation." These transactions are designed (i) to facilitate the Offering, (ii) to transfer the ownership of the Initial Portfolio to the Company and (iii) to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997.

    The following chart outlines the relationship between the Company and the Bank following completion of the Offering (without giving effect to the expenses of the Offering).

                                 [CHART]

                              BENEFITS TO THE BANK

    The Bank expects to realize the following benefits (which are described in more detail under "Certain Transactions Constituting the Formation--Benefits to the Bank") in connection with the Offering and other transactions constituting the formation of the Company:

    - The Bank has advised the Company that the Bank expects a portion of the Series A Preferred Shares to qualify as core capital of the Bank under relevant regulatory capital guidelines. The increase in the Bank's core capital and risk-based capital levels will enable the Bank to originate or acquire additional interest-earning assets, which management expects will result in incrementally higher related earnings.

    - The dividends paid on the Series A Preferred Shares will be deductible for income tax purposes as a result of the Company's qualification as a REIT, which provides the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock.

    - The Bank will receive approximately $62.3 million in connection with the sale of the Initial Portfolio to the Company (approximately $29.0 million of which represents new funds after giving effect to the Bank's expense of purchasing the Company's Common Stock and additional capital contributions).

    - The Bank will be entitled to receive annual advisory and servicing fees and annual dividends in respect of the Common Stock. For the first 12 months following completion of the Offering, these annual fees and dividends are anticipated to be approximately $234,000 and $1.9 million, respectively. See "Business and Strategy--Dividend Policy," "--Servicing" and "Management--The Advisor."

    - The Bank also will be entitled to retain any ancillary fees, including, but not limited to, late payment charges, penalties and assumption fees collected in connection with the Commercial Mortgage Loans serviced by the Bank. In addition, the Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Commercial Mortgage Loans serviced by the Bank. The Bank's designated Servicing Agent (as defined herein) will be entitled to receive the fees and other described associated benefits for servicing the Residential Mortgage Loans held by the Company.

BUSINESS AND STRATEGY

    GENERAL. The Company's principal business objective is to acquire, hold and manage Mortgage Assets and Other Authorized Investments that will generate net income for distribution to stockholders. The Company expects that all of its Mortgage Assets will be acquired from the Bank or purchased from unaffiliated third parties as whole loans ("Mortgage Loans") secured by first mortgages or deeds of trust on single-family (one- to four-unit) residential real estate properties ("Residential Mortgage Loans") or by multi-family residential and commercial properties (collectively, "Commercial Mortgage Loans"). Although the Company has the authority to acquire an unlimited number of Residential Mortgage Loans and Commercial Mortgage Loans from unaffiliated third parties, such as other financial institutions and mortgage banks, all of the Initial Portfolio will be acquired from the Bank. Nevertheless, the Initial Portfolio is expected to include 10 loans aggregating $777,900 (as of June 30, 1997) which were purchased by the Bank from unaffiliated financial institutions and 51 loans aggregating $3.2 million (as of June 30, 1997) which were originated by financial institutions which were subsequently acquired by the Bank. With respect to Mortgage Loans which were purchased by the Bank from unaffiliated third parties, the Bank evaluated the documentation relating to each purchased loan and management believes that each such loan was originated in a manner consistent with the underwriting standards of the Bank. Such Mortgage Loans which the Bank acquired through acquisitions of other financial institutions all have been owned by the Bank for over 10 years and are seasoned and performing loans. The Company has no present plans or expectations with respect to purchases from unaffiliated third parties. The Company may also from time to time acquire mortgage-backed securities either issued or guaranteed by agencies of the federal government or government sponsored agencies or issued by third parties (including the Bank) and rated investment grade by at least one nationally recognized independent rating organization and representing interests in or obligations backed by pools of Mortgage Loans ("Mortgage-Backed Securities"). Mortgage Loans underlying the Mortgage-Backed Securities will be secured by single-family residential, multifamily or commercial real estate properties located in the United States. The Company also has the ability to acquire any non-mortgage related securities, in an amount equal to 20% of the value of the Company's total assets ("Other Authorized Investments.")

    The Company expects that all Mortgage Loans to be acquired by the Company will be whole loans, will represent first lien positions and will be acquired on a basis consistent with general loan sale transactions conducted in the secondary market. Management believes that the Mortgage Loans to be included in the Initial Portfolio have been, and management currently intends that Mortgage Loans acquired in the future will have been, originated and underwritten in conformity with standards generally applied by the Bank at the time the Mortgage Loans were originated. The Company's current policy prohibits the acquisition of any Mortgage Loan or any interest in a Mortgage Loan (other than an interest resulting from the acquisition of Mortgage-Backed Securities), in which the Mortgage Loan (i) is delinquent in the payment of principal or interest; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status, or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest.

    INITIAL PORTFOLIO. The Mortgage Loans expected to be included in the Initial Portfolio had an aggregate outstanding principal balance of $62.3 million (as of June 30, 1997). As of June 30, 1997, the Initial Portfolio consisted of approximately 78.2% (measured by outstanding principal balance) of Residential Mortgage Loans and approximately 21.8% of Commercial Mortgage Loans. See "Business and

Strategy--Description of the Initial Portfolio--Residential Mortgage Loans" and "--Commercial Mortgage Loans." The Bank will enter into a servicing agreement with respect to the Commercial Mortgage Loans (the "Commercial Servicing Agreement") pursuant to which it will service the Commercial Mortgage Loans held by the Company and will be entitled to receive fees in connection with the servicing of such Commercial Mortgage Loans. In March 1997, the Bank sold the servicing rights with respect to substantially all of its Residential Mortgage Loans, including all of the Residential Mortgage Loans to be included in the Initial Portfolio, to Temple Inland Mortgage Corporation (the "Servicing Agent"), a wholly owned subsidiary of Guaranty Federal Bank, F.S.B., which is wholly owned by Temple-Inland Inc., an unrelated third party.

    In connection with the Bank's sale of servicing, the Bank in March 1997 entered into a servicing agreement with the Servicing Agent (the "Residential Servicing Agreement"), pursuant to which the Servicing Agent will service substantially all of the Bank's Residential Mortgage Loans. Pursuant to an Assignment, Assumption and Recognition Agreement to be entered into between the Company, the Bank and the Servicing Agent (the "Residential Assumption Servicing Agreement"), the Servicing Agent will service the Residential Mortgage Loans which will be sold by the Bank to the Company, in accordance with the terms of the Residential Servicing Agreement.

    The Servicing Agent will be entitled to receive fees in connection with the servicing of such Residential Mortgage Loans. The Residential Servicing Agreement and the Commercial Servicing Agreement are collectively referred to as the "Servicing Agreements." The Bank, in its role as servicer under the Commercial Servicing Agreement, and the Servicing Agent, in its role as servicer under the Residential Servicing Agreement, are hereinafter referred to individually as the "Servicer" and collectively as the "Servicers." In addition, the Bank, in its capacity as Servicer under the Commercial Servicing Agreement, may, from time to time, subject to approval of a majority of the Independent Directors, subcontract all or a portion of its obligations thereunder. See "Business and Strategy--Servicing."

    The purchase price of the Initial Portfolio will equal the net book value of the Mortgage Loans included in the Initial Portfolio as of the date of closing of the transaction. As of June 30, 1997, the book value of such Mortgage Loans amounted to approximately $62.3 million. However, no independent third party valuations of the Mortgage Loans constituting the Initial Portfolio have been or will be obtained for purposes of the Offering. See "Risk Factors--No Third Party Valuation of the Mortgage Loans; No Arm's-Length Negotiations."

    ADVISORY AGREEMENT. The Company will enter into an advisory agreement with the Bank (the "Advisory Agreement") pursuant to which the Bank will administer the day-to-day operations of the Company. The Bank in its role as advisor under the terms of the Advisory Agreement is hereinafter referred to as the "Advisor." The Advisor will be responsible for, among other things: (i) monitoring the credit quality of Mortgage Assets and Other Authorized Investments held by the Company; (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets and Other Authorized Investments; and (iii) representing the Company in its day-to-day dealings with persons with whom the Company interacts. In performing its duties under the Advisory Agreement, the Advisor is required to act in a manner that is consistent with maintaining the Company's qualification as a REIT. The Advisor may from time to time subcontract all or a portion of its obligations under the Advisory Agreement to one or more of its affiliates involved in the business of managing Mortgage Assets and Other Authorized Investments. The Advisor may, with the approval of a majority of the Board of Directors, as well as a majority of the Independent Directors, subcontract all or a portion of its obligations under the Advisory Agreement to unrelated third parties. The Advisor will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement. The Advisor and its personnel have substantial experience in mortgage finance and in the administration of Mortgage Loans and Other Authorized Investments.

    The Advisory Agreement has an initial term of five years, and will be renewed automatically for additional five-year periods unless notice of nonrenewal is delivered to the Advisor by the Company. The Advisory Agreement may be terminated by the Company at any time upon 90 days' prior notice. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Advisor will be entitled to receive an annual advisory fee equal to $200,000. See "Management--The Advisor."

    See "Certain Transactions Constituting the Formation--Benefits to the Bank" for information regarding the aggregate amounts payable to the Bank in connection with the Offering and the transactions to be entered into in connection with the Offering.

    MANAGEMENT. The Company's Board of Directors is composed of seven members, two of whom will be Independent Directors. Certain actions by the Company require the prior approval of a majority of Independent Directors. As long as there are only two Independent Directors, any action that requires the approval of a majority of the Independent Directors must be approved by both Independent Directors. Pursuant to the Articles of Incorporation, the Independent Directors are required to take into account the interests of the holders of both the Preferred Stock, including the Series A Preferred Shares, and the Common Stock in assessing the benefit to the Company of any proposed action requiring their approval. The Company currently has four officers. The Company has no other employees and does not anticipate that it will require additional employees. See "Management."

    ADDITIONAL INVESTMENT. The Company may from time to time purchase additional Mortgage Loans, Mortgage-Backed Securities or Other Authorized Investments out of proceeds received in connection with the repayment or disposition of Mortgage Loans, Mortgage-Backed Securities, Other Authorized Investments or the issuance of additional shares of Common Stock or Preferred Stock. Additional shares of Preferred Stock ranking senior to the Series A Preferred Shares may not be issued by the Company without the approval of the holders of at least two-thirds of the outstanding Series A Preferred Shares. Additional shares of Preferred Stock ranking on a parity with the Series A Preferred Shares may not be issued by the Company without the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares--Voting Rights" and "--Independent Director Approval." The Company does not currently intend to issue any additional shares of Preferred Stock unless it simultaneously receives additional capital contributions from the Bank equal to the sum of the aggregate offering price of such additional Preferred Stock and the Company's expenses (including any underwriting commissions or placement fees) incurred in connection with the issuance of such additional shares of Preferred Stock. The Company anticipates that, prior to its issuance of additional shares of Preferred Stock, it will take into consideration, among other things, the Bank's regulatory capital requirements and an assessment of other available options for raising any necessary capital. The Company currently anticipates that substantially all of the Mortgage Loans that it may acquire in the future will be purchased from the Bank, although the Company may acquire Mortgage Loans from unaffiliated third parties (subject in all cases to satisfaction of the Company's underwriting standards). See "Certain Transactions Constituting the Formation--Benefits to the Bank."

    NEWLY FORMED ENTITY. As a newly formed entity, the Company has no prior operating history. Immediately after the issuance by the Company of the Series A Preferred Shares to the public and the Common Stock to the Bank and the purchase by the Company of the Initial Portfolio, the Company (assuming that (i) the Underwriters' over-allotment option is not exercised and (ii) there are $2.0 million in aggregate Offering and organizational expenses) will have approximately $62.3 million in Mortgage Assets, $12,400 of stated capital attributable to the Series A Preferred Shares, $100 of stated capital attributable to the Common Stock and approximately $62.3 million of additional paid-in capital. See "Capitalization."

                           TAX STATUS OF THE COMPANY

    The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1997. As a REIT, the Company generally will not be subject to federal (as well as California state) income tax on net income and capital gains that it distributes to the holders of its Common Stock and Preferred Stock, including the Series A Preferred Shares.

    The Company has received a legal opinion from its counsel, Elias, Matz, Tiernan & Herrick L.L.P., to the effect that, based upon the Code, administrative rulings, judicial decisions and regulations, all as in effect as of the date of such opinion, commencing with the taxable year ending December 31, 1997, the Company will be owned and organized in such a manner as to qualify as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. The opinion received by the Company is based upon certain factual assumptions relating to the organization and operation of the Company, and the composition of its assets, and is conditioned upon certain representations made by the Company as to factual matters, such as the organization and expected manner of operation of the Company. The Company's qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code. No assurance can be given that the actual results of the Company for any one taxable year will satisfy the REIT requirements. Notwithstanding qualification for taxation as a REIT, the Company may be subject to certain state and/or local taxes on its income and property and federal income and excise taxes on its undistributed income. See "Risk Factors--Tax Considerations" and "Federal Income Tax Considerations."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING SERIES A PREFERRED SHARES IN THE OFFERING. FOR A DESCRIPTION OF CERTAIN RISK FACTORS RELATING TO THE BANK AND THE BANK PREFERRED SHARES, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION CONTAINED IN THE SECTION ENTITLED "RISK FACTORS" IN THE ATTACHED OFFERING CIRCULAR. THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO THE COMPANY THAT ARE BASED ON THE BELIEFS OF MANAGEMENT AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. IN ADDITION, IN THOSE AND OTHER PORTIONS OF THIS DOCUMENT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "SHOULD" AND SIMILAR EXPRESSIONS, OR THE NEGATIVE THEREOF, AS THEY RELATE TO THE COMPANY OR THE COMPANY'S MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY WITH RESPECT TO FUTURE-LOOKING EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISK FACTORS DESCRIBED IN THIS PROSPECTUS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED OR INTENDED. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

THE COMPANY'S LACK OF AN OPERATING HISTORY; THE COMPANY'S DEPENDENCE UPON THE
  BANK AS ADVISOR AND THE BANK AND THE SERVICING AGENT AS SERVICERS

    The Company is a newly organized corporation with no operating history and no revenues to date and, consequently, no historical financial or operating information is available for use by prospective purchasers of the Series A Preferred Shares in making their investment decisions. The Company will be dependent for the selection, structuring and monitoring of its Mortgage Assets and Other Authorized Investments on the diligence and skill of its officers (all of whom are also officers of the Bank) and the officers and employees of the Bank, as Advisor. The Advisor may, subject to the approval of a majority of the Independent Directors, subcontract all or a portion of its obligations under the Advisory Agreement to non-affiliates involved in the business of managing Mortgage Assets. The Company will also be dependent upon the expertise of the Bank and the Servicing Agent, as Servicers, for the servicing of its Commercial Mortgage Loans and Residential Mortgage Loans, respectively. In addition, the Bank, in its capacity as Servicer under the Commercial Servicing Agreement, may, from time to time, subject to the approval of a majority of the Independent Directors, subcontract all or a portion of its obligations thereunder. The Company will be dependent upon any other subcontractor that may be utilized in the future. The Company believes that the unavailability or the unexpected loss of the services of the officers and employees of the Bank, as Advisor and Servicer, could have a material adverse effect upon the Company. See "Management--The Advisor" and "Business and Strategy--Servicing."

POTENTIAL OF AUTOMATIC EXCHANGE OF SERIES A PREFERRED SHARES INTO BANK PREFERRED
  SHARES WHEN POSSIBILITY OF BANK RECEIVERSHIP EXISTS

    GENERAL. The returns from an investment in the Series A Preferred Shares will be dependant to a significant extent on the performance and capital levels of the Bank. A decline in the performance and capital levels of the Bank or the placement of the Bank into conservatorship or receivership could result in the exchange of the Series A Preferred Shares for Bank Preferred Shares, which would be an investment in the Bank and not in the Company. As a result, holders of Series A Preferred Shares would become preferred stockholders of the Bank at a time when the Bank's financial condition has deteriorated or when the Bank has been placed into conservatorship or receivership. Potential investors in the Series A Preferred Shares should carefully consider the risks with respect to an investment in the Bank set forth under "Certain Information Regarding the Bank--Risk Factors and Other Considerations." See also "Description of Series A Preferred Shares--Automatic Exchange."

    UNCERTAINTY REGARDING THE ABILITY OF THE BANK TO PAY DIVIDENDS AND MAKE PAYMENTS UPON LIQUIDATION IN THE EVENT OF AN AUTOMATIC EXCHANGE. An investment in the Bank involves an investment in a business that is broader in scope than the business of the Company. The Bank is required to, among other things, maintain certain minimum capital levels and comply with other regulatory requirements applicable to the Bank. In addition, the Bank's overall profitability depends on the performance of the Bank's loan portfolio and the Bank's reliance on non-interest income. As with equity investments in depository institutions generally, in the event of a liquidation of the Bank, the claims of depositors and creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares. As a result of such subordination, if the Bank were to be placed into receivership (whether before or after the Automatic Exchange), the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares. Furthermore, it is unlikely that the Bank would be in a financial position, after the occurrence of the Automatic Exchange, to make any dividend payments on the Bank Preferred Shares.

    TAXATION OF HOLDERS OF SERIES A PREFERRED SHARES UPON THE OCCURRENCE OF AN AUTOMATIC EXCHANGE. An exchange of the Series A Preferred Shares for Bank Preferred Shares would be a taxable event under the Code to each holder of the Series A Preferred Shares. Each holder of the Series A Preferred Shares would incur a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the exchange. See "Federal Income Tax Consequences--Tax Treatment of Automatic Exchange." Potential investors in the Series A Preferred Shares should carefully consider the risks with respect to an investment in the Bank set forth under "Certain Information Regarding the Bank--Risk Factors and Other Considerations." See also "Description of Series A Preferred Shares--Automatic Exchange."

    LACK OF LIQUIDITY OF BANK PREFERRED SHARES IN THE EVENT OF AN AUTOMATIC EXCHANGE. Although the Series A Preferred Shares will be listed on the Nasdaq National Market, the Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq National Market. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained. The lack of liquidity and an active public market could adversely affect prospective investors' ability to dispose of the Bank Preferred Shares.

CONCERNS RELATING TO DIVIDEND AND OTHER REGULATORY RESTRICTIONS WITH RESPECT TO
  OPERATIONS OF THE COMPANY

    OVERSIGHT BY REGULATORY AUTHORITIES; ABILITY TO RESTRICT COMPANY
ACTIONS. Because the Company is a subsidiary of the Bank, regulatory authorities will have the right to examine the Company and its activities. Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Company to transfer assets, to make distributions to its stockholders (including dividends to the holders of Series A Preferred Shares) or to redeem shares of Preferred Stock, or even to require the Bank to sever its relationship with or divest its ownership of the Company. Such actions could potentially result in the Company's failure to qualify as a REIT, which could have an adverse effect on the Company's financial condition and results of operations. See "--Tax Considerations."

    RESTRICTIONS PERTAINING TO BANK REGULATORY CAPITAL REQUIREMENTS. Payment of dividends on the Series A Preferred Shares could also be subject to regulatory limitations if the Bank becomes "undercapitalized" for purposes of the OTS prompt corrective action regulations, which is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% and a core capital (or leverage) ratio of less than 4.0%. At June 30, 1997, the Bank's total risk-based capital ratio was 10.91%, its Tier 1 risk-based capital ratio was 9.65% and its core capital (or leverage) ratio was 4.76%. Such ratios, on a pro forma basis as of June 30, 1997 after giving effect to the Offering, would have been 14.13%, 12.88% and 6.35%, respectively. After the Offering, the Bank's capital ratios are expected to decrease as the Bank expands its business and, thus, its total assets. The Bank currently intends, by managing its growth following the Offering, to maintain its capital ratios in excess of the "well-capitalized" levels under the prompt corrective action regulations. However, there can be no assurance that the Bank will be able to maintain such capital levels. In addition, federal regulatory authorities would have the authority to restrict the ability of the Company to pay dividends to its stockholders if such dividend payments were inconsistent with the safe and sound operation of the Bank. See "Certain Information Regarding the Bank--Risk Factors and Other Considerations--Regulatory Capital Levels" and "Pro Forma Regulatory Capital" in the Offering Circular attached as Annex I hereto.

    RESTRICTIONS PERTAINING TO AUTOMATIC EXCHANGE. If the Automatic Exchange were to occur, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. In all circumstances following the Automatic Exchange, the Bank's ability to pay dividends would be subject to various restrictions under OTS regulations. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

    RESTRICTIONS PERTAINING TO BANK CAPITAL DISTRIBUTION REGULATIONS. Under OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's earnings and regulatory capital levels. While the Company believes that dividends on the Series A Preferred Shares should not be considered "capital distributions" for this purpose, there can be no assurances that the OTS would agree with this position. However, without addressing the issue of whether dividends on the Series A Preferred Shares are "capital distributions" subject to the regulations, the Company believes that the OTS would not object to the Company's payment of quarterly dividends on the Series A Preferred Shares in an amount up to the amount of the Company's net income for that quarter. The Company currently expects that its net income will be in excess of amounts needed to pay dividends on the Series A Preferred Shares. See "Business and Strategy--Dividend Policy."

    Dividends on the Series A Preferred Shares in excess of the Company's net income could be treated as "capital distributions" by the OTS, in which case the Company's payment of such dividends would be subject to restrictions under the OTS capital distribution regulations. Under these regulations, institutions are divided into three categories, or tiers. Tier 1 institutions are those in compliance with their "fully phased-in" capital requirements and which have not been notified by the OTS that they are "in need of more than normal supervision." Tier 1 institutions may make capital distributions without regulatory approval of up to the greater of (i) 100% of net income for the calendar year to date, plus up to one-half of the institution's surplus capital (i.e., the excess of capital over the fully phased-in requirement) at the beginning of the calendar year in which the distribution is made or (ii) 75% of net income for the most recent four quarters. Tier 1 institutions that make capital distributions under the foregoing rules must continue to meet the applicable capital requirements on a pro forma basis after giving effect to such distributions. Tier 1 institutions may seek OTS approval to pay dividends beyond these amounts.

    The category of Tier 2 institutions, which are defined as institutions that are in compliance with their current, but not their "fully phased-in" capital requirements, is no longer relevant because all deductions from capital requirements have been fully phased-in as of July 1, 1996.

    Tier 3 institutions have capital levels below their current required minimum levels and may not make any capital distributions without the prior written approval of the OTS.

    As of June 30, 1997, on the basis of the Bank's capital levels, the Bank was a Tier 1 institution. However, the OTS retains discretion under its capital distribution regulations to treat an institution that it believes is in need of more than normal supervision (after written notice) as a Tier 3 institution.

    The OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions.

IMPACT OF FLUCTUATIONS IN INTEREST RATES ON THE COMPANY'S FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS

    The Company's income will consist primarily of interest payments on the Mortgage Loans held by it. While the Company anticipates that all of the Residential Mortgage Loans and Commercial Mortgage Loans included in the Initial Portfolio will bear interest at fixed rates, the Company may purchase Mortgage Loans in the future which will bear interest at adjustable rates. Adjustable rate loans decrease the risks to a lender associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. In a declining interest rate environment, the Company may experience an increase in prepayments on its Mortgage Loans as borrowers refinance their mortgages at lower interest rates. Under such circumstances, the Company may find it more difficult to purchase additional Mortgage Loans bearing rates sufficient to support payment of the dividends on the Series A Preferred Shares. In addition, certain Residential Mortgage Loan products which the Company may purchase in the future could allow borrowers in such an interest rate environment to convert an adjustable rate mortgage to a fixed rate mortgage, "locking in" a lower fixed interest rate. Because the rate at which dividends are required to be paid on the Series A Preferred Shares is fixed, there can be no assurance that an interest rate environment in which there is a significant decline in interest rates would not adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

EFFECT OF THE NON-CUMULATIVE NATURE OF THE SERIES A PREFERRED SHARES ON THE
  PAYMENT OF DIVIDENDS

    In order to qualify as Tier 1 capital, dividends on the Series A Preferred Shares are not cumulative. Consequently, if the Board of Directors does not authorize and declare a dividend on the Series A Preferred Shares for any quarterly period, including in the event the Company is prevented from paying such dividend by the OTS, the holders of the Series A Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently became available. The Board of Directors may determine that it would be in the best interests of the Company to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would generally be considered by the Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions and such other factors as the Board may deem relevant. Notwithstanding the foregoing, to remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT taxable income" (as defined herein) to stockholders. See "--Tax Considerations," below and "Federal Income Tax Considerations--Taxation of the Company-- Organizational Requirements."

CREDIT, DEFAULT AND OTHER RISKS ASSOCIATED WITH MORTGAGE LOANS ON THE COMPANY'S
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    An investment in the Series A Preferred Shares may be affected by, among other things, a decline in real estate values. In the event the Mortgage Assets held by the Company become nonperforming, the Company may not have funds sufficient to pay dividends on the Series A Preferred Shares. Factors that could affect the value of the Mortgage Assets held by the Company include the following:

    STRUCTURAL CONCERNS RELATED TO MORTGAGE LOANS. The Company generally does not intend to obtain credit enhancements such as mortgagor bankruptcy insurance or to obtain special hazard insurance for its Mortgage Loans, other than standard hazard insurance, which will in each case only relate to individual Mortgage Loans. Accordingly, during the time it holds Mortgage Loans for which third party insurance is not obtained, the Company will be subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes). In addition, in the event of a default on any Mortgage Loan held by the Company resulting from declining property values or worsening economic conditions, among other factors, the Company would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property, plus any payments from an insurer (or guarantor in the case of Commercial Mortgage Loans) and (ii) the amount owing on the Mortgage Loan.

    REAL ESTATE MARKET CONDITIONS. The results of the Company's operations will be affected by various factors, many of which are beyond the control of the Company, such as: (i) local and other economic conditions affecting real estate values; (ii) the ability of tenants to make lease payments; (iii) the ability of a property to attract and retain tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space, the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and make other tenant concessions; (iv) interest rate levels and the availability of credit to refinance such loans at or prior to maturity; and (v) increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations. The results of the Company's operations will depend on, among other things, the level of interest income generated by the Company's Mortgage Assets and Other Authorized Investments, the market value of such Mortgage Assets and Other Authorized Investments and the supply of and demand for such Mortgage Assets and Other Authorized Investments. Further, no assurance can be given that the values of the properties securing the Mortgage Loans included in the Company's Initial Portfolio have remained or will remain at the levels existing on the dates of origination of such Mortgage Loans.

    DELAYS IN LIQUIDATING DEFAULTED MORTGAGE LOANS. Even assuming that the mortgaged properties underlying the Mortgage Loans held by the Company provide adequate security for such Mortgage Loans, substantial delays could be encountered in connection with the liquidation of defaulted Mortgage Loans, with corresponding delays in the receipt of related proceeds by the Company. An action to foreclose on a mortgaged property securing a Mortgage Loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in California, an action to obtain a deficiency judgment is generally not permitted in connection with a Mortgage Loan, the funds of which were used to purchase an owner-occupied one-to-four family residence or following a nonjudicial sale of any mortgaged property. California law also requires the Mortgage Loan beneficiary to exhaust all real property security in a single action (i.e., a judicial foreclosure) before a deficiency judgment may be sought against the borrower. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Company to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related Mortgage Loan. In addition, the Servicers will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated Mortgage Loans, including legal fees and costs of legal action, real estate taxes and maintenance and preservation expenses, thereby reducing amounts available to the Company.

    LEGAL CONSIDERATIONS. Applicable state laws may regulate interest rates and other charges and require certain disclosures to borrowers. However, under California law, financial institutions such as the Bank which originate mortgage loans secured by property located in California are exempt from California usury laws. In addition, most states have other laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and practices which may apply to the servicing and collection of the Mortgage Loans. Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the ability of the Company to collect all or part of the principal of or interest on the Mortgage Loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the Company to damages and administrative sanctions. For example, the California Civil Code prohibits the use of threats, harassment, or other deceptive practices in the collection of consumer debts, which include Residential Mortgage Loans secured by owner-occupied properties. A violation of the California Fair Debt Collection Practices could result in the liability of the owner or servicer of a Mortgage Loan to the debtor for actual damages sustained by the debtor as a result of such violation, in addition to a penalty of not less than $100 nor greater than $1,000. In addition, in California, legal and equitable principles require good faith and fair dealing by lenders and require lenders to exercise their rights and remedies under the Mortgage Loan documents only in circumstances in which it is commercially reasonable to do so, in good faith and in a manner that is lawful and commercially reasonable.

    ENVIRONMENTAL CONSIDERATIONS. In the event that the Company is forced to foreclose on a defaulted Mortgage Loan to recover its investment in such Mortgage Loan, the Company may be subject to environmental liabilities in connection with the underlying real property which could exceed the value of the real property. Although the Company intends to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during the Company's ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property which the Company has acquired in foreclosure or otherwise, the Company may be required to remove those substances and clean up the property. There can be no assurance that in such a case the Company would not incur full recourse liability for the entire cost of any removal and clean-up, that the cost of such removal and clean-up would not exceed the value of the property or that the Company could recoup any of such costs from any third party. The Company may also be liable to tenants and other users of neighboring properties. In addition, the Company may find it difficult or impossible to sell the property prior to or following any such clean-up.

    SPECIAL CONSIDERATIONS RELATING TO COMMERCIAL MORTGAGE LOANS. Based on the outstanding principal balance of the Mortgage Loans to be included in the Initial Portfolio as of June 30, 1997, the Company anticipates that approximately 21.8% (measured by aggregate outstanding principal amount) of the Initial Portfolio of Mortgage Assets will consist of Commercial Mortgage Loans. The Company's current policy is not to acquire any Commercial Mortgage Loan if such Commercial Mortgage Loan would constitute more than 5.0% of the total book value of the Mortgage Assets of the Company at the time of its acquisition. Commercial Mortgage Loans have certain distinct risk characteristics and generally lack standardized terms, which may complicate their structure. Commercial real estate properties themselves tend to be unique and are more difficult to value than single-family residential real estate properties. Commercial Mortgage Loans also tend to have shorter maturities than Residential Mortgage Loans and may not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. In addition, commercial real estate properties are generally subject to relatively greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. See "--Environmental Considerations." Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of lease contracts.

    GEOGRAPHIC CONCENTRATION. Certain geographic regions of the United States may from time to time experience natural disasters or weaker regional economic conditions and housing markets, and, consequently, may experience higher rates of loss and delinquency on Mortgage Loans generally. Any concentration of the Mortgage Loans in such a region may present risks in addition to those present with respect to Mortgage Loans generally. Substantially all of the residential properties underlying the Company's Residential Mortgage Loans and substantially all of the multi-family residential and commercial properties underlying its Commercial Mortgage Loans which are included in the Initial Portfolio are located in California. Consequently, the Mortgage Loans may be subject to a greater risk of default than other comparable Mortgage Loans in the event of adverse economic, political or business developments or natural hazards that may affect California and the ability of property owners in California to make payments of principal and interest on the underlying mortgages. The Company complies with general hazard insurance policy requirements of the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). The Company will not maintain any special hazard insurance policies which could mitigate any damages caused by natural disasters (such as earthquakes and floods) which may occur in California. In the event of any such natural disaster, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected. See "Business and Strategy--Description of Initial Portfolio--Geographic Distribution" herein for further information regarding the geographic concentration of the Mortgage Loans to be included in the Initial Portfolio.

CONCERNS WITH RESPECT TO THE COMPANY'S POTENTIAL INVESTMENT IN MORTGAGE-BACKED
  SECURITIES AND OTHER AUTHORIZED INVESTMENTS

    The Company may from time to time acquire Mortgage-Backed Securities representing interests in or obligations backed by pools of Mortgage Loans. The Company intends to acquire only investment grade Mortgage-Backed Securities or those issued or guaranteed by agencies of the federal government or government sponsored agencies. The Mortgage Loans underlying the Mortgage-Backed Securities will be secured by single-family residential, multi-family or commercial real estate properties located throughout the United States. The Company does not intend to acquire any interest-only, principal-only or high-risk Mortgage-Backed Securities. In addition, the Company is authorized to invest up to 20% of the total value of its portfolio in Other Authorized Investments, which may consist of, among other things, any note, stock, treasury stock, debenture, evidence of indebtedness, or certificate of interest or participation in any profit sharing agreement or a group or index of securities. The Company intends to make investments in financial service-related industries in which Management believes it has expertise and to make investments generally made by financial institutions. In addition, the value of any one issuer's securities may not exceed 5% of the total assets of the Company and the Company may not own more than 10% of the voting securities of any one issuer.

CONCERNS WITH RESPECT TO THE PURCHASE OF MORTGAGE LOANS FROM UNAFFILIATED THIRD
  PARTIES

    The Company has the authority to acquire an unlimited number of Residential Mortgage Loans and Commercial Mortgage Loans from unaffiliated third parties such as other financial institutions and mortgage banks. Although all of the Initial Portfolio will be acquired from the Bank, the Initial Portfolio is expected to include 10 loans aggregating $777,900 (as of June 30, 1997) which were purchased by the Bank from unaffiliated financial institutions and 51 loans aggregating $3.2 million (as of June 30, 1997) which were originated by financial institutions which were subsequently acquired by the Bank. With respect to Mortgage Loans which were purchased by the Bank from unaffiliated third parties, the Bank evaluated the documentation relating to each purchased loan and management believes that each such loan was originated in a manner consistent with the underwriting standards of the Bank. Such Mortgage Loans which the Bank acquired through acquisitions of other financial institutions all have been owned by the Bank for over 10 years and are seasoned and performing loans. The Company expects to purchase products similar to those originated by the Bank to the extent that any such purchases from unaffiliated third parties are undertaken. In order to minimize the risks of purchasing loans originated by other parties as to whom the Company has no oversight or control, to the extent that the Company undertakes any future purchases from unaffiliated third parties, the Company will evaluate the documentation relating to each loan that is being considered for purchase to verify whether such loan was originated in a manner that was consistent with the underwriting standards of the Bank. The Company only intends to purchase loans originated under substantially similar standards.

CONCERN AS TO POSSIBLE FUTURE REVISIONS IN POLICIES AND STRATEGIES OF THE
  COMPANY'S BOARD OF DIRECTORS

    The Board of Directors has established the investment policies and operating policies and strategies of the Company, which are described in this Prospectus. These policies may be amended or revised from time to time at the discretion of the Board of Directors without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. Such a change could have a material effect on the business and operations of the Company. The ultimate effect of any change in the policies and strategies set forth in this Prospectus on a holder of Series A Preferred Shares may be positive or negative. See "Business and Strategy--Management Policies and Programs."

POSSIBLE EFFECT OF THE COMPANY'S USE OF LEVERAGE ON THE COMPANY'S FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS

    Although the Company does not currently intend to incur any indebtedness in connection with the acquisition and holding of Mortgage Loans, the Company may do so at any time (although indebtedness in excess of 20% of the Company's stockholders' equity may not be incurred without the approval of a majority of the Independent Directors of the Company). To the extent the Company were to change its policy with respect to the incurrence of indebtedness, the Company's financial condition and results of operations would be subject to changes in interest rates, prepayment risk and concerns associated with the use of various hedging strategies. In addition, if the Company were to become predominantly held by tax-exempt employee pension trusts and to incur indebtedness, then under certain circumstances, a percentage of distributions to such tax-exempt employee pension trusts may be treated as unrelated business taxable income. See "Federal Income Tax Considerations--Taxation of United States Stockholders."

RELATIONSHIP WITH THE BANK; CONFLICTS OF INTEREST

    THE BANK AS SOLE COMMON STOCKHOLDER. The Bank is involved in virtually every aspect of the Company's existence. The Bank is the sole holder of the Common Stock of the Company and administers the day-to-day activities of the Company in its role as Advisor under the Advisory Agreement. In addition, other than the Independent Directors, all of the officers and directors of the Company are also officers and directors of the Bank. As the holder of all of the outstanding voting stock of the Company, the Bank will have the right to elect all directors of the Company, including the Independent Directors, except under limited circumstances with respect to the Company's failure to pay dividends.

    THE BANK AS SERVICER. The Bank is responsible for servicing the Company's Commercial Mortgage Loans in its role as Servicer under the Commercial Servicing Agreement. See "Business and Strategy-- Servicing" for a discussion of the Residential Servicing Agreement with a non-affiliated party with respect to the Residential Mortgage Loans.

    POTENTIAL CONFLICTS ARISING FROM PARENT-SUBSIDIARY RELATIONSHIP. The Company is dependent on the diligence and skill of its officers and the officers and employees of the Bank for the selection, structuring and monitoring of its Mortgage Assets and Other Authorized Investments. In addition, the Company is dependent on the Bank and the Servicing Agent for the servicing of its Mortgage Loans. The Bank and the Servicing Agent may have interests which are not identical to those of the Company and the ultimate owners of the Bank's common stock may have investment goals and strategies that differ from those of the holders of the Series A Preferred Shares. Consequently, conflicts of interest may arise with respect to, among other things, the Company's acquisition of the Initial Portfolio; future acquisitions of Mortgage Loans from the Bank; servicing of Mortgage Loans, particularly with respect to Mortgage Loans that are placed in Nonaccrual Status; future dispositions of Mortgage Loans to the Bank; and the modification of the Advisory Agreement or the Servicing Agreements.

    POTENTIAL CONFLICTS CONCERNING COMMERCIAL MORTGAGE LOANS. Conflicts of interest may arise between the Bank and the Company with respect to the Commercial Mortgage Loans included in the Initial Portfolio. The Company's interest will be limited to its interest in the Commercial Mortgage Loans, but the Bank may have other interests as a result of the Bank's overall relationship with mortgagors in the course of its commercial lending business as lender with respect to other outstanding loans to such mortgagors. The Bank in its role as Advisor and Servicer may be subject to conflicts of interest with respect to Commercial Mortgage Loans, in the event that any such loan is placed in Nonaccrual Status. As a result of such potential conflicts, the Company may hold a Commercial Mortgage Loan for a shorter or longer period of time than would otherwise be the case if the Bank were not the Servicer of the Commercial Mortgage Loan or the Advisor to the Company.

    PARTIES' INTENTIONS WITH RESPECT TO POTENTIAL CONFLICTS. It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank, on the other hand, be fair to all parties and consistent with market terms, including the prices paid and received for Mortgage Loans, including those in the Initial Portfolio, on their acquisition or disposition by the Company or in connection with the servicing of such Mortgage Loans. The requirement in the Articles of Incorporation that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company and the Bank. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. See "Business and Strategy--Management Policies and Programs--Conflict of Interest Policies."

TAX CONSIDERATIONS

    ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT. The Company intends to operate so as to qualify as a REIT under the Code, commencing with its taxable year ending December 31, 1997. Although the Company believes that it will be owned and organized and will operate in such a manner, no assurance can be given that the Company will be able to operate in such a manner so as to qualify as a REIT or to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within the Company's control. The Taxpayer Relief Act of 1997 includes several provisions which liberalize certain of the requirements to qualify as a REIT. However, these provisions have neither a material beneficial nor adverse effect on the Company's ability to operate as a REIT. See "Federal Income Tax Considerations." No assurance can be given, however, that new legislation or new regulations, administrative interpretations or court decisions will not significantly change the tax laws in the future with respect to qualification as a REIT or the federal income tax consequences of such qualification in a way that would materially and adversely affect the Company's ability to operate.

    If the Company were to fail to qualify as a REIT, the dividends on shares of Preferred Stock, including the Series A Preferred Shares, would not be deductible by the Company for federal (and California state) income tax purposes and the Company would likely become part of the consolidated group of which the Bank is a member. Consequently, the consolidated group would face a greater tax liability which may result in a reduction in the Bank's net income after taxes. A reduction in the Bank's net income after taxes could adversely affect the Bank's ability to raise additional capital (as well as its ability to generate additional capital internally) and therefore its ability to add interest earning assets to its portfolio.

    If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the amount available for distribution to the Company's stockholders would be reduced for the year or years involved. A failure of the Company to qualify as a REIT would not by itself give the Company the right to redeem the Series A Preferred Shares. See "Description of Series A Preferred Shares--Redemption."

    Notwithstanding that the Company currently intends to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause the Company to determine that it is in the best interest of the Company and the holders of its Common Stock and Preferred Stock to revoke the REIT election. As long as any Series A Preferred Shares are outstanding, any such determination by the Company may not be made without the approval of a majority of the Independent Directors. The tax law would prohibit the Company from electing treatment as a REIT for the four taxable years following the year of such revocation. See "Federal Income Tax Considerations."

    REIT REQUIREMENTS WITH RESPECT TO STOCK OWNERSHIP. To qualify as a REIT under the Code, not more than 50% of the value of the Company's outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Test"). The Code requires that the Five or Fewer Test be applied using constructive ownership rules which treat certain organizations as one individual.

    Consistent with the Company's intention to reduce the likelihood that the Company's status as a REIT is jeopardized, the Articles of Incorporation provide that, subject to certain exceptions for Significant Stockholders (as defined herein), no individual or entity may own, or be deemed to own by virtue of the attribution rules of the Code, more than 7.5% of the aggregate initial liquidation value of the issued and outstanding shares of Preferred Stock, including the Series A Preferred Shares (the "Ownership Limit").

    Under the constructive ownership rules which must be used for the Five or Fewer Test, the Company's Common Stock will be treated as owned by the three stockholders of SOCAL, which is the sole stockholder of the Bank. The classes of capital stock of SOCAL, which consists of common and three series of preferred stock, are held by the three stockholders in varying percentages. The common stock of SOCAL is owned 60% by the Bishop Estate, 30% by BIL Securities, and 10% by Arbur. The preferred stock is owned approximately 67% by the Bishop Estate, 24.8% by BIL Securities, and 8.2% by Arbur. (Such percentages are approximate because they are based on an estimate of the relative values of the three series of preferred stock.) Since the ownership percentage for the Five or Fewer Test is based on relative values, the percentage of the Company that would be attributable to the three stockholders of SOCAL will vary based upon the relative value of the capital stock of SOCAL. Of these stockholders, only Arbur, which is closely held by the family of William E. Simon, is considered an "individual" for purposes of the Five or Fewer Test. Neither the Bishop Estate nor BIL Securities is considered an "individual" for purposes of the Five or Fewer Test.

    Although the Five or Fewer Test references the aggregate value of all shares of capital stock of the Company, the Ownership Limit has been established with reference to the aggregate initial liquidation preference of the outstanding shares of Preferred Stock. If (i) the relative values of the Company's Common Stock and any outstanding shares of Preferred Stock, including the Series A Preferred Shares, or (ii) the relative values of the different series or classes of Preferred Stock, were to change significantly, there is a risk that the Five or Fewer Test would be violated notwithstanding compliance with the Ownership Limit. Although the Company believes that it is unlikely that the relative value of the Common Stock will decrease by an amount sufficient to cause a violation of the Five or Fewer Test, there can be no assurance that such a change in value will not occur.

    Because the Ownership Limit does not apply to the Bishop Estate, BIL Securities or Arbur (the "Significant Stockholders"), ownership of the Company's Common Stock or the transfer of shares of common stock and/or preferred stock of SOCAL to an entity which is considered an individual for purposes of the Five or Fewer Test could, in certain circumstances (e.g., the sale of all SOCAL stock to an individual), cause the Company to fail the Five or Fewer Test and, consequently, to fail to qualify as a REIT.

    The Board of Directors may (but will not be required to), upon the receipt of a ruling from the Internal Revenue Service (the "IRS") or the advice of counsel satisfactory to it, waive the Ownership Limit with respect to an individual or entity if such individual's or entity's proposed ownership will not then or in the future jeopardize the Company's status as a REIT. The transfer of any shares of Preferred Stock, including Series A Preferred Shares (including the occurrence of events other than actual transfers of Preferred Stock that result in changes in constructive ownership of Preferred Stock), in violation of such Ownership Limit will cause the shares of any class or series of Preferred Stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit (the "Excess Shares"), to be automatically transferred to a trust for the exclusive benefit of a charity to be named by the Company. All rights to dividends to such Excess Shares will be held by such trust. See "Description of Capital Stock-- Restrictions on Ownership and Transfer."

    REIT REQUIREMENTS WITH RESPECT TO STOCKHOLDER DISTRIBUTIONS. To obtain favorable tax treatment as a REIT qualifying under the Code, the Company generally will be required each year to distribute as dividends to its stockholders at least 95% of its "REIT taxable income" (excluding capital gains). Failure to comply with this requirement would result in the Company's income being subject to tax at regular corporate rates. In addition, the Company would be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed taxable income from prior periods.

    REDEMPTION UPON OCCURRENCE OF A TAX EVENT. At any time following the occurrence of a Tax Event (as defined under "Description of Series A Preferred Shares--Redemption"), even if such Tax Event occurs prior to October 15, 2002, the Company will have the right to redeem the Series A Preferred Shares in whole, but not in part, subject to the prior written approval of the OTS. The occurrence of a Tax Event will not, however, give the holders of the Series A Preferred Shares any right to have such shares redeemed. See "Description of Series A Preferred Shares--Redemption."

    AUTOMATIC EXCHANGE UPON OCCURRENCE OF AN EXCHANGE EVENT. Upon the occurrence of an Exchange Event, the outstanding Series A Preferred Shares will be automatically exchanged on a one-for-one basis into Bank Preferred Shares. See "Description of Series A Preferred Shares--Automatic Exchange." The Automatic Exchange will be taxable, and each holder of Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Provided that such holder's Series A Preferred Shares were held as capital assets for more than 18 months prior to the Automatic Exchange, any gain or loss will be long-term capital gain or loss. In certain circumstances, holders that are individuals may be entitled, as a result of recently enacted legislation, to preferential treatment for net capital gains in the case of a capital asset that has been held for more than 18 months. See "Federal Income Tax Considerations--Tax Treatment of Automatic Exchange."

NO THIRD PARTY VALUATION OF THE MORTGAGE LOANS; NO ARM'S-LENGTH NEGOTIATIONS

    The purchase price of the Initial Portfolio will equal the net book value of the Mortgage Loans included in the Initial Portfolio as of the date of closing of the transaction. As of June 30, 1997, the book value of such Mortgage Loans amounted to approximately $62.3 million. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio have been obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio does not differ from the purchase price payable by the Company.

    In addition, it is not anticipated that third party valuations will be obtained in connection with future acquisitions and dispositions of Mortgage Loans even in circumstances where an affiliate of the Company is selling the Mortgage Loans to, or purchasing the Mortgage Loans from, the Company. Accordingly, there can be no assurance that the consideration to be paid (or received) by the Company to (or from) the Bank or any of their affiliates in connection with future acquisitions or dispositions of Mortgage Loans will not differ from the fair value of such Mortgage Loans.

NO PRIOR MARKET FOR SERIES A PREFERRED SHARES

    Prior to the Offering, there has been no public market for the Series A Preferred Shares. The Company has received approval to list the Series A Preferred Shares on the Nasdaq National Market under the symbol "PPCCP," subject to official notice of issuance. The Company will seek to encourage and assist at least two market makers to make a market in the Series A Preferred Shares. There can be no assurance that the Company will be able to obtain two or more market makers for the Series A Preferred Shares. Sandler O'Neill & Partners, L.P. has advised the Company that it intends to make a market in the Company's Series A Preferred Shares. Accordingly, there can be no assurance that an active and liquid trading market for the Series A Preferred Shares will develop or that, if developed, it will continue, or that the Series A Preferred Shares may be resold at or above the Price to Public.

    Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within the control of the Company or any market maker. The absence of an active and liquid trading market for the Series A Preferred Shares would affect the price and liquidity of the Series A Preferred Shares.

    Although the Series A Preferred Shares will be listed on the Nasdaq National Market, the Bank does not intend to apply for listing of the Bank Preferred Shares, for which the Series A Preferred Shares will be exchanged automatically on a one-for-one basis upon the occurrence of an Exchange Event, on any national securities exchange or automated quotation system. Consequently, there can be no assurance as to the liquidity of the trading market for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained. The lack of liquidity and an active public market could adversely effect prospective investors' ability to dispose of the Bank Preferred Shares.

                                  THE COMPANY

    The Company is a newly formed Maryland corporation created for the purpose of acquiring, holding and managing Mortgage Assets, Mortgage-Backed Securities and Other Authorized Investments that will generate net income for distribution to stockholders. Based on the outstanding principal balance of the Mortgage Loans to be included in the Initial Portfolio as of June 30, 1997, the Company anticipates that approximately 78.2% of its portfolio of Mortgage Assets will represent interests in Residential Mortgage Loans and that approximately 21.8% of its portfolio of Mortgage Assets will represent interests in Commercial Mortgage Loans (in each case measured by aggregate outstanding principal amounts).

    Although the Company has the authority to acquire an unlimited number of Residential Mortgage Loans and Commercial Mortgage Loans from unaffiliated third parties such as other financial institutions and mortgage banks, all of the Initial Portfolio will be acquired from the Bank. Nevertheless, the Initial Portfolio is expected to include 10 loans aggregating $777,900 (as of June 30, 1997) which were purchased by the Bank from unaffiliated financial institutions and 51 loans aggregating $3.2 million (as of June 30, 1997) which were originated by financial institutions which were subsequently acquired by the Bank. With respect to Mortgage Loans which were purchased by the Bank from unaffiliated third parties, the Bank evaluated the documentation relating to each purchased loan and management believes that each such loan was originated in a manner consistent with the underwriting standards of the Bank. Such Mortgage Loans which the Bank acquired through acquisitions of other financial institutions all have been owned by the Bank for over 10 years and are seasoned and performing loans. The Company has no present plans or expectations with respect to purchases from unaffiliated third parties. The Bank will administer the day-to-day operations of the Company in its role as Advisor under the Advisory Agreement. The Company will elect to be subject to tax as a REIT under the Code, and will generally not be subject to federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT.

    All of the Common Stock of the Company is owned by the Bank, and all of the common stock of the Bank is owned by SOCAL. SOCAL is a thrift institution holding company organized under the laws of Delaware in 1987 and registered under the Home Owners Loan Act, as amended. The common stock of SOCAL is (i) 60% owned by the Bishop Estate, (ii) 30% owned by BIL Securities, and (iii) 10% owned by Arbur. The preferred stock of SOCAL is owned approximately (i) 67% by the Bishop Estate, (ii) 24.8% by BIL Securities and (iii) 8.2% by Arbur. The Bank conducts its business through a network of 19 full-service community banking offices located primarily in Los Angeles County as well as Orange and Ventura Counties in Southern California. As of June 30, 1997, the Bank had total assets of $1.8 billion, total deposits of $1.3 billion and stockholder's equity of $84.9 million. For the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank had net earnings of $6.9 million and $13.6 million and a return on average assets of 0.77% and 0.78%, respectively.

    The Series A Preferred Shares will be exchanged automatically on a one-for-one basis for Bank Preferred Shares upon the occurrence of an Exchange Event. CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED, WITHOUT THE CONSENT OF THE INVESTOR, BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. ACCORDINGLY, POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH IN THE OFFERING CIRCULAR ATTACHED HERETO AS ANNEX I. See also "Description of Series A Preferred Shares--Automatic Exchange."

    For a further description of the operations of the Company, see "Business and Strategy," "Management," "Risk Factors" and "Federal Income Tax Considerations."

                                USE OF PROCEEDS

    The gross proceeds to the Company from the sale of the Series A Preferred Shares offered hereby are expected to be $31.0 million, or $35.65 million if the Underwriters' over-allotment option is exercised in full. Simultaneously with the consummation of the Offering, the Bank will make an initial capital contribution to the Company with respect to its Common Stock equal to approximately $31.3 million plus an additional capital contribution equal to the underwriting commissions and expenses of the Offering and the formation of the Company (currently estimated to be approximately $2.0 million in the aggregate). The Company will use the aggregate proceeds of approximately $62.3 million received in connection with both the Offering and the capital contribution by the Bank to purchase the Initial Portfolio from the Bank. See "Business and Strategy."

    If the Underwriters exercise the over-allotment option in the Offering, the Bank will make an additional capital contribution equal to the aggregate initial public offering price of such additional Series A Preferred Shares. The Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and capital contributions to purchase additional Mortgage Loans of the types described in "Business and Strategy--Description of Initial Portfolio." The Company expects that it will purchase any such additional Mortgage Loans within six months from the exercise by the Underwriters of their over-allotment option. Pending such purchase, the Company will invest such additional proceeds in mortgage-backed securities or short-term money market investments.

    The following table illustrates the source and use of proceeds by the Company from the sale of the Series A Preferred Shares offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the capital contributions by the Bank described above.

                                SOURCE OF FUNDS
                                 (In Thousands)

Gross proceeds from the Offering of Series A Preferred Shares...................  $  31,000
Gross proceeds from the capital contributions by the Bank.......................     33,300(1)
                                                                                  ---------
                                                                                  $  64,300
                                                                                  ---------
                                                                                  ---------

------------------------

(1) Expenses incurred in connection with the Offering are expected to total $2.0 million. If actual expenses are in excess of the amounts set forth, the Bank will make additional capital contributions to the Company equal to such excess.

                                  USE OF FUNDS
                                   (In Thousands)

Purchase of Mortgage Assets from the Bank.........................................  $  62,300
Underwriting commissions and other expenses of the Offering.......................      2,000
                                                                                    ---------
                                                                                    $  64,300
                                                                                    ---------
                                                                                    ---------

    The Bank will not receive any transaction fees upon completion of the Offering or any advance payment in respect of servicing or advisory fees.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of July 3, 1997 (the date of the most recent audited financial statement of the Company) and as adjusted to reflect (i) the consummation of the Offering (assuming the Underwriters' over-allotment option is not exercised) and (ii) the transactions described in "Certain Transactions Constituting The Formation--The Formation" and (iii) the use of the net proceeds therefrom as described under "Use of Proceeds."

                                                                                                 JULY 3, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                 SHARE DATA)
STOCKHOLDERS' EQUITY
  Preferred Stock, par value $0.01 per share, 4,000,000 shares authorized, 1,240,000
    shares issued and outstanding, as adjusted............................................  $  --       $      12
  Common Stock, par value $0.01 per share(1); 10,000 shares authorized and issued and outstanding, actual; and 4,000,000 shares authorized, 10,000 shares issued and
    outstanding, as adjusted..............................................................     --          --
  Additional paid-in capital(1)...........................................................     --          62,288
                                                                                            ---------  -----------
      Total stockholders' equity..........................................................     --          62,300
                                                                                            ---------  -----------
TOTAL CAPITALIZATION......................................................................  $  --       $  62,300
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) The Company was formed with an initial capitalization of $100. Immediately prior to the consummation of the Offering, the Bank will make capital contributions to the Company equal to approximately $31.3 million plus an amount sufficient to pay the aggregate Offering and organization expenses, currently estimated by the Company to be approximately $2.0 million.

                             BUSINESS AND STRATEGY

GENERAL

    The Company's principal business objective is to acquire, hold and manage Mortgage Assets that will generate net earnings for distribution to stockholders. The Company will acquire the Initial Portfolio of Mortgage Loans from the Bank for an aggregate purchase price equal to the net book value of the Mortgage Loans included in the Initial Portfolio as of the date of closing of the transaction. As of June 30, 1997, the book value of such Mortgage Loans amounted to approximately $62.3 million. See "Certain Transactions Constituting the Formation."

    In order to preserve its status as a REIT under the Code, substantially all of the assets of the Company will consist of Mortgage Loans, other qualified REIT real estate assets of the type permitted by the Code and Other Authorized Investments. See "Federal Income Tax Considerations."

DIVIDEND POLICY

    The Company currently expects to distribute annually an aggregate amount of dividends with respect to its outstanding shares of capital stock equal to approximately 100% of the Company's "REIT taxable income" (excluding capital gains). In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT taxable income" (excluding capital gains) to its stockholders.

    Dividends will be authorized and declared at the discretion of the Board of Directors after considering the Company's distributable funds, financial requirements, tax considerations and other factors. Because (i) the Mortgage Assets and Other Authorized Investments are interest bearing, (ii) the Series A Preferred Shares represent only approximately 50% of the Company's capitalization and (iii) the Company does not anticipate incurring any indebtedness, the Company currently expects that both its cash available for distribution and its "REIT taxable income" will be in excess of amounts needed to pay dividends on the Series A Preferred Shares, even in the event of a significant drop in interest rate levels. Accordingly, the Company expects that it will, after paying the quarterly dividends on the Series A Preferred Shares, pay dividends to holders of its Common Stock in an amount sufficient to comply with applicable requirements regarding qualification as a REIT.

    As of June 30, 1997, the weighted average interest rate of all of the Mortgage Loans expected to be included in the Initial Portfolio was approximately 8.530% per annum, the weighted average interest rate of the Residential Mortgage Loans expected to be included in the Initial Portfolio was approximately 8.250% per annum and the weighted average interest rate of the Commercial Mortgage Loans expected to be included in the Initial Portfolio was approximately 9.538% per annum. See "Description of Initial Portfolio." Assuming that (i) the Mortgage Assets included in the Initial Portfolio are held for the 12-month period following consummation of the Offering, (ii) principal repayments are reinvested in additional Mortgage Assets with characteristics similar to those of the Mortgage Assets included in the Initial Portfolio and
(iii) interest rates remain constant during such 12-month period, net interest income for the 12-month period following consummation of the Offering would be approximately $4.9 million, after payment of anticipated servicing and advisory fees. Because the aggregate annual dividend payment on the Series A Preferred Shares is approximately $3.0 million, the Company anticipates, based on the foregoing, that approximately $1.9 million would be available for payment of dividends on the shares of Common Stock held by the Bank during such 12-month period. However, there are several limitations which are described in the following paragraph that restrict the Company's ability to pay dividends on the Common Stock.

    First, no cash dividends or other distributions may be paid on the Common Stock unless and until (i) the Company has paid full dividends on the Series A Preferred Shares for the four most recent Dividend Periods (or such lesser number of Dividend Periods during which the Series A Preferred Shares have been outstanding) and has declared a cash dividend on the Series A Preferred Shares at the annual dividend rate for the current Dividend Period, and (ii) the terms of all other stock of the Company ranking senior to the Common Stock have been complied with. Second, the Maryland General Corporation law ("MGCL") provides that dividends and other distributions may not be paid by a corporation if, after giving effect to the distribution (i) the corporation would not be able to pay its indebtedness as it becomes due in the usual course of business or (ii) the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the articles of incorporation of the corporation permits otherwise (which the Articles of Incorporation of the Company do not), the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights on dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution. Because upon the consummation of the Offering the aggregate liquidation value of the Series A Preferred Shares will equal approximately $31.0 million, the amount of dividends which the Company could legally pay on its Common Stock cannot exceed an amount which would cause the Company's net assets to be less than $31.0 million.

    The OTS prompt corrective action regulations prohibit thrift institutions such as the Bank from making "capital distributions" (defined to include a transaction that the OTS or Federal Deposit Insurance Corporation ("FDIC") determines, by order or regulation, to be "in substance a distribution of capital") unless the institution is at least "adequately capitalized" after the distribution. There can be no assurance that either the OTS or the FDIC would not seek to restrict the Company's payment of dividends on the Series A Preferred Shares under this provision if the Bank were to fail to maintain its status as "adequately capitalized." Currently, an institution is considered "adequately capitalized" if it has a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a leverage (or core capital) ratio of at least 4.0%. At June 30, 1997, the Bank's total risk-based capital ratio was 10.91%, its Tier 1 risk-based capital ratio was 9.65% and core capital (or leverage) ratio was 4.76%. Such ratios, on a pro forma basis as of June 30, 1997 after giving effect to the sale of Series A Preferred Shares in the Offering, would be 14.13%, 12.88% and 6.35%, respectively. After the Offering, the Bank's capital ratios are expected to decrease as the Bank expands its business and, thus, its total assets. The Bank currently intends, by managing its growth following the Offering, to maintain its capital ratios in excess of the "well-capitalized" levels under the prompt corrective action regulations. However, there can be no assurance that the Bank will be able to maintain such capital levels. See "Certain Information Regarding the Bank-- Risk Factors and Other Considerations--Regulatory Capital Levels" and "Pro Forma Regulatory Capital" in the Offering Circular attached as Annex I hereto.

    If the Automatic Exchange were to occur, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. In all circumstances following the Automatic Exchange, the Bank's ability to pay dividends would be subject to various restrictions under OTS regulations. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

    Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, federal regulatory authorities will have the authority to issue an order which restricts the ability of the Company to make dividend payments to its stockholders.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal liquidity need will be to fund the acquisition of additional Mortgage Loans, Mortgage-Backed Securities or Other Authorized Investments as Mortgage Loans held by the Company are repaid. The acquisition of such additional Mortgage Loans, Mortgage-Backed Securities or Other Authorized Investments will be funded with the proceeds of principal repayments on its portfolio of Mortgage Loans. The Company does not anticipate that it will have any other material capital expenditures. The Company believes that cash generated from the payment of interest and principal on its Mortgage Loan portfolio will provide sufficient funds to meet both operating requirements and payment of dividends by the Company in accordance with the REIT Requirements so as to be taxed as a REIT for the foreseeable future.

GENERAL DESCRIPTION OF MORTGAGE ASSETS AND OTHER AUTHORIZED INVESTMENTS;
  INVESTMENT POLICY

    RESIDENTIAL MORTGAGE LOANS. The Company may from time to time acquire both conforming and nonconforming Residential Mortgage Loans. Conforming Residential Mortgage Loans comply with the requirements for inclusion in a loan guarantee or purchase program offered by either the FHLMC or FNMA. Under current regulations, the maximum principal balance allowed on conforming Residential Mortgage Loans ranges from $214,600 for one-unit residential loans to $412,450 for four-unit residential loans. Nonconforming Residential Mortgage Loans are Residential Mortgage Loans that do not qualify in one or more respects for purchase by FNMA or FHLMC under their standard programs. The Company and the Bank expect that a majority of the nonconforming Residential Mortgage Loans to be included in the Initial Portfolio will be nonconforming because they have original principal balances which exceed the regulatory limitations for FHLMC or FNMA programs or generally because they vary in certain other respects from the requirements of such programs other than the requirements relating to creditworthiness of the mortgagors or acceptability of the mortgage property. A substantial portion of the Company's nonconforming Residential Mortgage Loans are expected to meet the requirements for sale to national private mortgage conduit programs or other investors in the secondary mortgage market.

    Each Residential Mortgage Loan will be evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on single-family (one- to four-unit) residential properties. Residential real estate properties underlying Residential Mortgage Loans consist of individual dwelling units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses. The Company currently expects that all of the Residential Mortgage Loans included in the Initial Portfolio will be fixed rate Mortgage Loans. However, the Company may from time to time acquire adjustable rate Residential Mortgage Loans.

    Since the 1980's, the Bank has also offered a variety of adjustable rate single-family Residential Mortgage Loans which may be made available to the Company for purchase in the future. Such loans generally have up to 30 year terms. Presently, the Bank offers a "5/1 Product," in which the interest rate of the loan is fixed at origination for a five year period, after which the interest rate adjusts every year in accordance with a designated index (the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year, as made available by the Board of Governors of the Federal Reserve System ("Federal Reserve Board")). Such loans currently have a 2% cap on the amount of any increase or decrease in the interest rate per year, and a 6% limit on the amount by which the interest rate can increase or decrease over the life of the loan. In addition, the Bank's adjustable rate loans are currently not convertible into fixed rate loans and do not contain prepayment penalties.

    The Bank previously offered a variety of adjustable rate programs, which provided for interest rates which adjusted periodically based on a designated index (the Eleventh District Cost of Funds ("COFI"), as made available by the FHLB of San Francisco). Adjustments to the interest rate and/or to the monthly payment of principal and interest occur either monthly, semi-annually or annually depending on the loan program selected by the borrower. However, to protect borrowers from unlimited interest rate and payment increases, the majority of these adjustable rate loans have a maximum interest rate change ("interest rate cap") from the initial interest rate period and/or over the life of the loan. Additionally, the interest rate may change within a range of a two to six percentage point increase or decrease in any given period. In certain loan programs, these protections for borrowers can result in monthly payments which are greater or less than the amount required to amortize the loan by its maturity at the interest rate in effect in any particular month. In the event that the monthly payment is not sufficient to pay the interest accruing during the month, the deficiency is added to the loan's principal balance ("negative amortization"). For further information on the Bank's current lending programs and the composition of the Bank's loan portfolio, see "Business of the Bank--Lending Activities" in the Offering Circular attached hereto as Annex I.

    Although the Company has the authority to acquire an unlimited number of Residential Mortgage Loans and Commercial Mortgage Loans from unaffiliated third parties such as other financial institutions and mortgage banks, all of the Initial Portfolio will be acquired from the Bank. Nevertheless, the Initial Portfolio is expected to include 10 loans aggregating $777,900 (as of June 30, 1997) which were purchased from unaffiliated financial institutions and 51 loans aggregating $3.2 million (as of June 30, 1997) which were originated by financial institutions which were subsequently acquired by the Bank. With respect to Mortgage Loans which were purchased by the Bank from unaffiliated third parties, the Bank evaluated the documentation relating to each purchased loan and management believes that each such loan was originated in a manner consistent with the underwriting standards of the Bank. Such Mortgage Loans which the Bank acquired through acquisitions of other financial institutions all have been owned by the Bank for over 10 years and are seasoned and performing loans. The Company has no present plans or expectations with respect to purchases from unaffiliated third parties. The Company expects to purchase products similar to those originated by the Bank to the extent that any such purchases are undertaken.

    COMMERCIAL MORTGAGE LOANS. The Company may from time to time acquire Commercial Mortgage Loans secured by multi-family properties of five units or more, industrial, warehouse and self-storage properties, office buildings, office and industrial condominiums, retail space and strip shopping centers, mixed use commercial properties, mobile home parks, nursing homes, hotels and motels ("Commercial Properties"). The Company expects that substantially all of the Commercial Mortgage Loans it acquires will be secured by real estate located in California. Unlike Residential Mortgage Loans, Commercial Mortgage Loans generally lack standardized terms. Commercial Mortgage Loans may also not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. Moreover, commercial properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties, generally giving rise to increased costs of compliance with environmental laws and regulations. See "Risk Factors--Credit, Default and Other Risks Associated with Mortgage Loans on the Company's Financial Condition and Results of Operations" and "--Environmental Considerations." There is no requirement regarding the percentage of any commercial real estate property that must be leased at the time the Company acquires a Commercial Mortgage Loan secured by such commercial real estate property, and there is no requirement that Commercial Mortgage Loans have third party guarantees.

    The credit quality of a Commercial Mortgage Loan may depend on, among other factors, the existence and structure of underlying leases, the physical condition of the property (including whether any maintenance has been deferred), the creditworthiness of tenants, the historical and anticipated level of vacancies and rents on the property and on other comparable properties located in the same region, potential or existing environmental risks, the availability of credit to refinance the Commercial Mortgage Loan at or prior to maturity and the local and regional economic climate in general. Foreclosures of defaulted Commercial Mortgage Loans are generally subject to a number of complicating factors, including environmental considerations, which are generally not present in foreclosures of Residential Mortgage Loans. See "Risk Factors--Credit, Default and Other Risks Associated with Mortgage Loans on the Company's Financial Condition and Results of Operations--Special Risks Relating to Commercial Mortgage Loans" and "--Environmental Considerations."

    MORTGAGE-BACKED SECURITIES. The Company may from time to time acquire Mortgage-Backed Securities representing interests in or obligations backed by pools of Mortgage Loans. The Company intends to acquire only investment grade Mortgage-Backed Securities or those issued or guaranteed by agencies of the federal government or government sponsored agencies. The Mortgage Loans underlying the Mortgage-Backed Securities will be secured by single-family residential, multi-family or commercial real estate properties located throughout the United States. The Company does not intend to acquire any interest-only, principal-only or high-risk Mortgage-Backed Securities. The Company will not be precluded from investing in Mortgage-Backed Securities where the Bank is the sponsor or issuer.

    OTHER ASSETS. The Company may invest up to 20% of the total value of its portfolio in assets other than Residential Mortgage Loans, Commercial Mortgage Loans, Mortgage-Backed Securities eligible to be held by REITs, and cash, cash equivalents (including receivables) and government securities. While the foregoing assets must constitute at least 75% of the value of the REIT's total assets under Section 856(c)(5)(A) of the Code, up to 25% of the value of a REIT's total assets may be comprised of non-mortgage-related securities as defined in the Investment Company Act of 1940 (the "Investment Company Act"). Under the Investment Company Act, the term "security" is broadly defined to include, among other things, any note, stock, treasury stock, debenture, evidence of indebtedness, or certificate of interest or participation in any profit sharing agreement or a group or index of securities. The Code requires that the value of any one issuer's securities may not exceed 5% of the total assets of the REIT and the REIT may not own more than 10% of the voting securities of any one issuer.

ACQUISITION OF INITIAL PORTFOLIO

    Simultaneously with the consummation of the Offering, the Company will acquire the Initial Portfolio pursuant to the terms of two mortgage purchase agreements with the Bank: the Residential Mortgage Loan Purchase and Warranties Agreement (the "Residential Mortgage Purchase Agreement") and the Commercial Mortgage Loan Purchase and Warranties Agreement (the "Commercial Mortgage Purchase Agreement", and, together with the Residential Mortgage Purchase Agreement, the "Mortgage Purchase Agreements"). The Residential Mortgage Loans in the Initial Portfolio will be sold to the Company pursuant to the Residential Mortgage Purchase Agreement. The Commercial Mortgage Loans in the Initial Portfolio will be sold to the Company pursuant to the Commercial Mortgage Purchase Agreement. Each Mortgage Loan will be identified in a schedule appearing as an exhibit to its respective mortgage purchase agreement (each, a "Mortgage Loan Schedule"). Each Mortgage Loan Schedule will specify, among other things, with respect to each Mortgage Loan: the applicable loan type, the applicable interest rate, the original principal balance and the unpaid principal balance as of the purchase date, the monthly payment, the maturity date, the mortgagor, the type of mortgaged property, the location of the mortgaged property and the current interest rate.

    At or as soon as practicable following the consummation of the Offering, the Bank will deliver or cause to be delivered to the Company or its designee, except to the extent inconsistent with the Residential Loan Servicing Agreements, all documents contained in the Mortgage Loan file, including but not limited to: either the mortgage note with respect to each Mortgage Loan (together with all amendments and modifications thereto) endorsed in blank by the Bank or a lost-note affidavit, the original or certified copy of the mortgage (together with all amendments and modifications thereto) with evidence of recording indicated thereon, if available; the original or a copy of all intervening assignments of the mortgage, if any, evidencing the assignment of the Mortgage Loan to the Bank (together with all amendments and modifications thereto) with evidence of recording indicated thereon, if available; an original blanket assignment of the mortgages executed by the Bank; the original mortgagee title policy or, in the event such original title policy is unavailable, a true copy of the related policy binder or commitment for title; and all insurance policies relating to the properties underlying the Mortgage Loans and the proceeds thereof. Such documents will initially be held by the Bank, as Advisor, acting as custodian for the Company. Although the Company will have the right to record the blanket assignment of mortgages at any time, it does not currently anticipate doing so. The Company believes that maintaining record title of the Mortgage Loans in the name of the Bank will facilitate the servicing of the Mortgage Loans without adversely affecting the Company's interests in such Mortgage Loans. However, the Bank will be obligated at the written request of the Company, or if deemed necessary by the applicable Servicer in connection with servicing any Mortgage Loan, to execute and record in the appropriate jurisdiction an individual assignment of mortgage that reflects of record the ownership of the Mortgage Loan by the Company. See "--Servicing" and "--Description of Initial Portfolio--General."

    The Bank will make certain representations and warranties with respect to the Mortgage Loans in the Initial Portfolio for the benefit of the Company and will be obligated to repurchase any Mortgage Loan sold by it to the Company as to which there is a material breach of any such representation or warranty, unless the Bank elects to substitute a qualified Mortgage Loan for such Mortgage Loan. The Bank will also indemnify the Company for damages or costs resulting from any such breach. The repurchase price for any such Mortgage Loan will be its outstanding principal amount plus accrued and unpaid interest to the date of repurchase.

MANAGEMENT POLICIES AND PROGRAMS

    In administering the Company's Mortgage Assets and Other Authorized Investments, the Advisor has a high degree of autonomy. The Board of Directors, however, has adopted certain policies to guide administration of the Company and the Advisor with respect to the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of the Board of Directors (in certain circumstances subject to the approval of a majority of the Independent Directors) without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. See also "-- Dividend Policy."

    ASSET ACQUISITION AND DISPOSITION POLICIES. Subsequent to the acquisition of the Initial Portfolio, the Company anticipates that it will from time to time purchase additional Mortgage Loans from the Bank or unaffiliated third parties on a basis consistent with secondary market standards pursuant to the Mortgage Purchase Agreements, out of proceeds received in connection with the repayment or disposition of Mortgage Loans or the issuance of additional shares of Common Stock and Preferred Stock. The Company anticipates that additional Mortgage Loans purchased from the Bank will be purchased on terms that are substantially identical to those that could be obtained by the Company if such additional Mortgage Loans were purchased from third parties unaffiliated with the Company. The Company has no present plans or intentions to purchase Mortgage Loans from unaffiliated third parties, and no arrangements or procedures are currently in place regarding the purchase of additional Mortgage Loans from unaffiliated third parties. The Company currently anticipates that additional Mortgage Loans acquired by the Company will be of the types described in "--Description of Initial Portfolio," although if the Bank develops additional Mortgage Loan products, the Company may purchase such additional types of Mortgage Loans and is not limited as to the amount which may be purchased. The Bank has no current plans with respect to the development of new Mortgage Loan products. In addition, the Company may from time to time acquire Mortgage-Backed Securities representing interests in or obligations backed by pools of Mortgage Loans that will be secured by single-family residential, multi-family or commercial real estate properties located throughout the United States as well as a limited amount of Other Authorized Investments. The Company currently anticipates that it will not acquire the right to service any Mortgage Loan it acquires in the future and that the Bank will act as Servicer of any such additional Commercial Mortgage Loans and the Servicing Agent will act as Servicer of any such additional Residential Mortgage Loans. The Company anticipates that any servicing arrangement that it enters into in the future with the Bank will contain fees and other terms that would be substantially equivalent to those that would be contained in servicing arrangements entered into with third parties unaffiliated with the Company.

    Although as of June 30, 1997 the Initial Portfolio was comprised of approximately 78.2% of Residential Mortgage Loans and approximately 21.8% of Commercial Mortgage Loans (in each case measured by aggregate outstanding principal balances), the percentages of Residential Mortgage Loans and Commercial Mortgage Loans may vary in the future. The Company's current policy is not to acquire any Commercial Mortgage Loan that constitutes more than 5.0% of the total book value of the Mortgage Assets of the Company at the time of its acquisition. In addition, the Company's current policy prohibits the acquisition of any Mortgage Loan or any interest in a Mortgage Loan (other than an interest resulting from the acquisition of Mortgage-Backed Securities), which Mortgage Loan (i) is delinquent in the payment of principal or interest at the time of proposed acquisition; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. Mortgage Loans that are in "Nonaccrual Status" are generally loans that are past due 90 days or more in principal or interest, and "Classified" Mortgage Loans are generally troubled loans which are deemed substandard, doubtful or loss with respect to collectibility.

    The Bank's Residential Servicing Agreement with the Servicing Agent provides that the Bank can direct the Servicing Agent to transfer the servicing and disposition functions with respect to all Residential Mortgage Loans which become Nonaccrual back to the Bank. The servicing of properties which become REO will automatically be transferred back to the Bank for the same purpose. The Residential Mortgage Purchase Agreement and the Residential Assumption Servicing Agreement provide for the same treatment with respect to Residential Mortgage Loans sold by the Bank to the Company which become Nonaccrual or REO. Upon receipt of written direction from the Company, the Servicing Agent is required to promptly transfer the servicing for any such Nonaccrual Mortgage Loan to the Bank and will automatically transfer servicing with respect to REO to the Bank. The Bank will service and charge a servicing fee to the Company with respect to such Nonaccrual Mortgage Loans for which the servicing has been so transferred. The Bank will also service and dispose of such REO, as required, on the Company's behalf. The Commercial Mortgage Purchase Agreement and the Commercial Servicing Agreement provide that the Bank will service and handle the disposition of Nonaccrual Commercial Real Estate Loans and REO for the Company.

    CAPITAL AND LEVERAGE POLICIES. To the extent that the Board of Directors determines that additional funding is required, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Code requiring the distribution by a REIT of at least 95% of its "REIT taxable income" (excluding capital gains) and taking into account taxes that would be imposed on undistributed taxable income), or a combination of these methods.

    The Company will have no debt outstanding following consummation of the Offering, and the Company does not currently intend to incur any indebtedness. However, the organizational documents of the Company do not contain any limitation on the amount or percentage of debt, funded or otherwise, the Company might incur, except that the incurrence by the Company of debt for borrowed money in excess of 20% of the Company's total stockholders' equity will require the approval of a majority of the Independent Directors. Any such debt incurred may include intercompany advances made by the Bank to the Company.

    The Company may also issue additional series of Preferred Stock. However, the Company may not issue additional shares of Preferred Stock senior to the Series A Preferred Shares without the consent of holders of at least two-thirds of the outstanding shares of Series A Preferred Shares, and the Company may not issue additional shares of Preferred Stock on a parity with the Series A Preferred Shares without the approval of a majority of the Company's Independent Directors. The Company does not currently intend to issue any additional series of Preferred Stock unless it simultaneously receives additional capital contributions from the Bank equal to the aggregate offering price of such additional Preferred Stock plus the Company's expenses (including underwriting commissions or placement fees) in connection with the issuance of such additional shares of Preferred Stock. Prior to the issuance of additional shares of Preferred Stock, the Company will take into consideration, among other things, the Bank's regulatory capital requirements and an assessment of other available options for raising any necessary capital. See "Certain Transactions Constituting the Formation--Benefits to the Bank."

    CREDIT RISK MANAGEMENT POLICIES. The Company expects that each Mortgage Loan acquired in the future will represent a first lien position and will be originated by the Bank or an unaffiliated third party in the ordinary course of its real estate lending activities based on the underwriting standards generally applied by the Bank (at the time of origination) for its own account. See "--Description of Initial Portfolio--Underwriting Standards." The Company also expects that all Mortgage Loans held by the Company will be serviced pursuant to the Servicing Agreements, which require servicing in conformity with any servicing guidelines promulgated by the Company with respect to Commercial Mortgage Loans and, in the case of Residential Mortgage Loans, with FNMA and FHLMC guidelines and procedures. The Bank's Residential Servicing Agreement with the Servicing Agent provides that the Bank can direct the Servicing Agent to transfer the servicing and disposition functions with respect to all Residential Mortgage Loans which become Nonaccrual back to the Bank. The servicing of properties which become REO will automatically be transferred back to the Bank for the same purpose. The Residential Mortgage Purchase Agreement and the Residential Assumption Servicing Agreement provide for the same treatment with respect to Residential Mortgage Loans sold by the Bank to the Company which become Nonaccrual or REO. Upon receipt of written direction from the Company, the Servicing Agent is required to promptly transfer the servicing for any such Nonaccrual Mortgage Loan to the Bank and will automatically transfer servicing with respect to REO to the Bank. The Bank will service and charge a servicing fee to the Company with respect to such Nonaccrual Mortgage Loans for which the servicing has been so transferred. The Bank will also service and dispose of such REO, as required, on the Company's behalf. The Commercial Mortgage Purchase Agreement and the Commercial Servicing Agreement provide that the Bank will service and handle the disposition of Nonaccrual Commercial Real Estate Loans and REO for the Company.

    CONFLICT OF INTEREST POLICIES. Because of the nature of the Company's relationship with the Bank and the Servicing Agent, it is likely that conflicts of interest will arise with respect to certain transactions, including, without limitation, the Company's acquisition of Mortgage Loans from, or disposition of Mortgage Loans to, the Bank, foreclosure on defaulted Commercial Mortgage Loans and the modification of the Advisory Agreement or any of the Servicing Agreements. It is the Company's policy that the terms of any financial dealings with the Bank will be consistent with those available from third parties in the mortgage lending industry. In addition, neither the Advisory Agreement nor any of the Servicing Agreements may be modified or terminated without the approval of a majority of the Independent Directors.

    Conflicts of interest between the Company and the Bank may also arise in connection with making decisions that bear upon the credit arrangements that the Bank may have with a mortgagor under a Mortgage Loan. Conflicts could also arise in connection with actions taken by the Bank as a controlling person in the Company. It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank on the other hand, including without limitation the Mortgage Purchase Agreements and Servicing Agreements, be fair to all parties and are consistent with market terms for such types of transactions. The requirement in the Articles of Incorporation that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company and the Bank. However, there can be no assurance that any such agreement or transaction will be on terms as favorable to the Company as would have been obtained from unaffiliated third parties.

    There are no provisions in the Company's Articles of Incorporation limiting any officer, director, security holder or affiliate of the Company from having any direct or indirect pecuniary interest in any Mortgage Asset to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or from engaging in acquiring, holding and managing Mortgage Assets. As described herein, it is expected that the Bank will have direct interests in transactions with the Company (including without limitation the sale of Mortgage Assets to the Company); however, no officers or directors of the Company will have any interests in such Mortgage Assets.

    OTHER POLICIES. The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act. The Company does not intend to (i) invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) underwrite securities of other issuers, (iii) actively trade in loans or other investments, (iv) offer securities in exchange for property or (v) make loans to third parties, including, without limitation, officers, directors or other affiliates of the Company. The Company may, under certain circumstances, purchase the Series A Preferred Shares and other shares of its capital stock in the open market or otherwise. The Company has no present intention of causing the

Company to repurchase any shares of its capital stock, and any such action would be taken only in conformity with applicable federal and state laws and regulations and the requirements for qualifying as a REIT.

    The Company believes that it will not be, and intends to conduct its operations so as not to become, regulated as an investment company under the Investment Company Act. The Investment Company Act exempts entities that, directly or through majority-owned subsidiaries, are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretations by the Staff of the Commission, in order to qualify for this exemption, the Company, among other things, must maintain at least 55% of its assets in Qualifying Interests and also may be required to maintain an additional 25% in Qualifying Interests or other real estate-related assets. The assets that the Company may acquire therefore may be limited by the provisions of the Investment Company Act. The Company has established a policy of limiting Other Authorized Investments to no more than 20% of the value of the Company's total assets.

    The Company intends to publish and distribute to stockholders, in accordance with the Securities and Exchange Act of 1934, as amended ("Exchange Act"), annual reports containing financial statements prepared in accordance with generally accepted accounting principles and certified by the Company's independent public accountants. The Articles of Incorporation provide that the Company shall maintain its status as a reporting company under the Exchange Act for so long as any of the Series A Preferred Shares are outstanding.

    The Company currently intends to make investments and operate its business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. However, future economic, market, legal, tax or other considerations may cause the Board of Directors, subject to approval by a majority of Independent Directors, to determine that it is in the best interests of the Company and its stockholders to revoke its REIT status. The Code prohibits the Company from electing REIT status for the four taxable years following the year of such revocation.

DESCRIPTION OF INITIAL PORTFOLIO

    Information is provided in this Prospectus regarding the Residential Mortgage Loans and the Commercial Mortgage Loans that were originated and/or purchased by the Bank and that are expected to constitute the Initial Portfolio actually purchased by the Company contemporaneously with the consummation of the Offering. To the extent the over-allotment option is exercised, the Company expects to purchase additional Residential Mortgage Loans and/or Commercial Mortgage Loans from the Bank which have approximately the same characteristics as those described in this Prospectus. Any such additional Mortgage Loans may have different characteristics than the Mortgage Loans that are intended to be included in the Initial Portfolio, but such differences will not be material.

    Information with respect to the Residential Mortgage Loans and the Commercial Mortgage Loans expected to be included in the Initial Portfolio is presented as of June 30, 1997. The composition of the Initial Portfolio actually purchased by the Company contemporaneously with the consummation of the Offering will differ from the Initial Portfolio as described in this Prospectus to the extent of scheduled monthly payments or prepayments received subsequent to June 30, 1997 or to the extent it is discovered prior to the consummation of the Offering that a Mortgage Loan included in the Initial Portfolio described herein
(i) is delinquent in the payment of principal or interest; (ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status or
(c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. In such event, a Mortgage Loan similar in aggregate outstanding principal balance and product type will be substituted for such non-purchased Mortgage Loan.

    References herein to percentages of Mortgage Loans expected to be included in the Initial Portfolio refer in each case to the percentage of the aggregate outstanding principal balance of the Mortgage Loans in the Initial Portfolio as of June 30, 1997, based on the outstanding principal balances of such Mortgage Loans as of such date, after giving effect to scheduled monthly payments received and applied on or prior to such date.

    GENERAL. As of June 30, 1997, the Initial Portfolio would have contained 284 Residential Mortgage Loans, representing approximately 78.2% of the unpaid principal balance of the Mortgage Loans contained in the Initial Portfolio, and 83 Commercial Mortgage Loans, representing approximately 21.8% of the unpaid principal balance of the Mortgage Loans contained in the Initial Portfolio. On June 30, 1997, the Mortgage Loans expected to be included in the Initial Portfolio had an aggregate outstanding principal balance of $62,252,565.

    Substantially all of the Residential Mortgage Loans expected to be included in the Initial Portfolio were originated and/or purchased by the Bank in the ordinary course of its real estate lending activities. Management believes that substantially all of the Residential Mortgage Loans expected to be included in the Initial Portfolio were originated and/or purchased in a manner consistent with the underwriting policies of the Bank at the time at which such Mortgage Loans were originated and/or purchased.

    All of the Residential Mortgage Loans expected to be included in the Initial Portfolio were originated and/or purchased between July 1972 and June 1997, and had original terms to stated maturity of primarily 15, 20, 25 or 30 years. As of June 30, 1997, the average outstanding principal balance of a Residential Mortgage Loan was $171,517. The weighted average number of months since origination of the Residential Mortgage Loans expected to be included in the Initial Portfolio (calculated as of June 30, 1997) was approximately 47 months and the weighted average expected remaining maturity was 284 months. The weighted average Loan-to-Value Ratio (defined below) of the Residential Mortgage Loans expected to be included in the Initial Portfolio is 71.8%; however, 13.4% of the Residential Mortgage Loans have Loan-to-Value Ratios of greater than 80%. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the underlying mortgaged property and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

    The mortgage notes with respect to most of the Mortgage Loans expected to be included in the Initial Portfolio contain "due-on-sale" provisions which prevent the assumption of the Mortgage Loan by a proposed transferee and accelerate the payment of the outstanding principal balance of the Mortgage Loan. With respect to a limited number of Mortgage Loans expected to be included in the Initial Portfolio, the mortgage notes permit assumption of the Residential Mortgage Loan provided that the proposed transferee satisfies certain criteria with respect to his ability to repay the Mortgage Loan.

    Each Commercial Mortgage Loan expected to be included in the Initial Portfolio was originated and/ or purchased by the Bank in the ordinary course of its commercial real estate lending activities. All of the Commercial Mortgage Loans expected to be included in the Initial Portfolio were originated and/or purchased between September 1973 and June 1997, and had original terms to stated maturity of between 10 and 30 years. As of June 30, 1997, the average outstanding principal balance of a Commercial Mortgage Loan expected to be included in the Initial Portfolio was $163,153. The weighted average number of months since origination of the Commercial Mortgage Loans expected to be included in the Initial Portfolio (calculated as of June 30, 1997) was approximately 106 months. As of June 30, 1997, the weighted average Loan-to-Value Ratio of the Commercial Mortgage Loans expected to be included in the Initial Portfolio was 68.6%. In addition, as of June 30, 1997, no Commercial Mortgage Loan expected to be included in the Initial Portfolio had a Loan-to-Value Ratio greater than 80%.

    None of the Mortgage Loans expected to be included in the Initial Portfolio
(i) is delinquent in the payment of principal or interest as of June 30, 1997;
(ii) is or was at any time during the preceding 12 months (a) Classified, (b) in Nonaccrual Status or (c) renegotiated due to financial deterioration of the borrower; or (iii) was, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. If, prior to the acquisition of the Initial Portfolio, any Mortgage Loan included in the description of the Initial Portfolio herein falls within any of the foregoing categories, the Company will not purchase such Mortgage Loan but will instead purchase a Mortgage Loan similar in aggregate outstanding principal balance and product type which does not fall into any of these categories.

    RESIDENTIAL MORTGAGE LOANS. The following table sets forth as of June 30, 1997 certain information with respect to each type of Residential Mortgage Loan expected to be included in the Initial Portfolio:

                   TYPE OF RESIDENTIAL MORTGAGE LOAN PRODUCT

                                                             PERCENTAGE OF
                                            AGGREGATE         RESIDENTIAL                            WEIGHTED AVERAGE
                                            PRINCIPAL       MORTGAGE LOANS     WEIGHTED AVERAGE          EXPECTED
                                             BALANCE         BY AGGREGATE       INITIAL LOAN TO          REMAINING
TYPE                                      (IN THOUSANDS)   PRINCIPAL BALANCE      VALUE RATIO        MATURITY (MONTHS)
---------------------------------------  ----------------  -----------------  -------------------  ---------------------
7/23 Step Rate.........................     $    8,668              17.8%               77.4%                  298
15 Year Fixed Rate.....................          6,202              12.7                62.6                   126
30 Year Fixed Rate.....................         33,841              69.5                72.4                   310
                                               -------             -----                 ---                   ---
    Total..............................     $   48,711             100.0%               71.8%                  284
                                               -------             -----                 ---                   ---
                                               -------             -----                 ---                   ---

    The Residential Mortgage Loans expected to be included in the Initial Portfolio either bear interest at fixed rates or are "7/23 step rate" loans. The "7/23 step rate" loan has a fixed initial interest rate for the first seven years (i.e., 84 monthly payments) and adjusts once thereafter to a rate which applies for the remaining 23 years (i.e., 276 monthly payments) equal to 150 basis points above the FNMA 30 year commitment rate for delivery as of a date specified in the related mortgage note. The interest rates of the fixed rate Residential Mortgage Loans expected to be included in the Initial Portfolio range from 7.50% per annum to 13.5% per annum. The weighted average interest rate of the fixed rate Residential Mortgage Loans expected to be included in the Initial Portfolio is approximately 8.250% per annum.

    The following table contains certain additional data as of June 30, 1997 with respect to the interest rates of the Residential Mortgage Loans expected to be included in the Initial Portfolio:

                  INTEREST RATE OF RESIDENTIAL MORTGAGE LOANS

                                                                                                        PERCENTAGE OF
                                                                                                           INITIAL
                                                                                                         RESIDENTIAL
                                                                                      AGGREGATE         MORTGAGE LOAN
                                                                                      PRINCIPAL         PORTFOLIO BY
                                                                  NUMBER OF            BALANCE            AGGREGATE
CURRENT INTEREST RATE                                          MORTGAGE LOANS       (IN THOUSANDS)    PRINCIPAL BALANCE
-----------------------------------------------------------  -------------------  ------------------  -----------------
 7.500% -  7.749%..........................................              67           $   15,213               31.3%
 7.750% -  7.999%..........................................              78               15,408               31.7
 8.000% -  8.249%..........................................              19                3,528                7.2
 8.250% -  8.499%..........................................              11                2,076                4.3
 8.500% -  8.749%..........................................              16                2,281                4.7
 8.750% -  8.999%..........................................              14                2,240                4.6
 9.000% -  9.249%..........................................              15                1,093                2.2
 9.250% -  9.499%..........................................               9                  620                1.3
 9.500% -  9.749%..........................................               4                  344                0.7
 9.750% -  9.999%..........................................              11                1,423                2.9
10.000% - 10.249%..........................................               8                  494                1.0
10.250% - 10.499%..........................................               5                  367                0.8
10.500% - 10.749%..........................................              12                2,330                4.8
10.750% - 10.999%..........................................               3                  601                1.2
11.000% - 11.249%..........................................               2                  136                0.3
12.000% - 12.249%..........................................               1                   54                0.1
12.250% - 12.499%..........................................               2                  218                0.4
12.500% - 12.749%..........................................               3                  168                0.3
12.750% - 12.999%..........................................               2                   67                0.1
13.500% - 13.749%..........................................               2                   50                0.1
                                                                        ---              -------              -----
    Total..................................................             284           $   48,711              100.0%
                                                                        ---              -------              -----
                                                                        ---              -------              -----

    Substantially all of the Mortgage Loans expected to be included in the Initial Portfolio allow the mortgagor to prepay at any time some or all of the outstanding principal balance of the Mortgage Loan without a fee or penalty.

    The Residential Mortgage Loans which are included in the Initial Portfolio will primarily have original terms to stated maturity of 15, 20, 25 or 30 years.

    COMMERCIAL MORTGAGE LOANS. The Commercial Mortgage Loans expected to be included in the Initial Portfolio will consist of loans secured by the Commercial Properties located in California. The borrowers of the Commercial Mortgage Loans expected to be included in the Initial Portfolio are primarily customers of the Bank to which the Bank has extended such Commercial Mortgage Loans in the ordinary course of its commercial real estate lending activities. The outstanding principal balances of the Commercial Mortgage Loans expected to be included in the Initial Portfolio ranged from $10,265 to $2.19 million as of June 30, 1997.

    The following table sets forth as of June 30, 1997 certain information with respect to each type of multi-family residential and commercial property underlying each Commercial Mortgage Loan expected to be included in the Initial
Portfolio:

                        TYPE OF COMMERCIAL MORTGAGE LOAN

                                   AGGREGATE          COMMERCIAL                                 WEIGHTED             WEIGHTED
                                   PRINCIPAL       MORTGAGE LOANS BY    WEIGHTED AVERAGE      AVERAGE CURRENT      AVERAGE MONTHS
                                    BALANCE       AGGREGATE PRINCIPAL    INITIAL LOAN TO       LOAN TO VALUE        REMAINING TO
                                 (IN THOUSANDS)         BALANCE          VALUE RATIO(1)          RATIO(2)             MATURITY
                                ----------------  -------------------  -------------------  -------------------  -------------------
Commercial mortgage-fixed rate
  balloon.....................     $    5,425               40.1%                68.3%                67.6%                 112
Commercial mortgage-fixed
  rate........................          1,657               12.2                 73.1                 49.9                  127
Multi-family-fixed rate
  balloon.....................          2,370               17.5                 50.0                 49.1                  117
Multi-family-fixed rate.......          4,090               30.2                 73.4                 44.9                  110
                                      -------              -----
    Total.....................     $   13,542              100.0%                68.6%                55.3%                 114
                                      -------              -----
                                      -------              -----

------------------------

(1) Represents the ratio of the outstanding principal amount of each Commercial Mortgage Loan at the time of loan origination or modification, if any, to the value of the property securing such Commercial Mortgage Loan at the time of loan origination or modification, if any.

(2) Represents the ratio of the outstanding principal amount of the Commercial Mortgage Loan at June 30, 1997 to the value of the property securing such Commercial Mortgage Loan at the time of loan origination or modification, if any.

    Of the Commercial Mortgage Loans expected to be included in the Initial Portfolio, approximately 57.6% are not fully amortizing and will have significant principal balances or "balloon" payments due upon maturity.

    All of the Commercial Mortgage Loans expected to be included in the Initial Portfolio bear interest at fixed rates. The interest rates of the fixed rate Commercial Mortgage Loans expected to be included in the Initial Portfolio range from 8.50% per annum to 14.75% per annum.

    The following table contains certain additional data as of June 30, 1997 with respect to the interest rates of the fixed rate Commercial Mortgage Loans expected to be included in the Initial Portfolio:

                   INTEREST RATE OF COMMERCIAL MORTGAGE LOANS

                                                                                                 PERCENTAGE OF INITIAL
                                                                                 AGGREGATE        COMMERCIAL MORTGAGE
                                                                                 PRINCIPAL         LOAN PORTFOLIO BY
                                                             NUMBER OF            BALANCE              AGGREGATE
INTEREST RATE                                             MORTGAGE LOANS       (IN THOUSANDS)      PRINCIPAL BALANCE
------------------------------------------------------  -------------------  ------------------  ---------------------
  8.50% -  8.749%.....................................               1                  498                  3.7%
 9.000% -  9.249%.....................................               5                2,232                 16.5
 9.250% -  9.499%.....................................              19                3,081                 22.8
 9.500% -  9.749%.....................................              32                4,048                 29.9
 9.750% -  9.999%.....................................               6                  965                  7.1
10.000% - 10.249%.....................................               7                1,722                 12.7
10.250% - 10.499%.....................................               1                  137                  1.0
10.500% - 10.749%.....................................               4                  344                  2.5
10.750% - 10.999%.....................................               3                  168                  1.2
11.000% - 11.249%.....................................               2                  170                  1.3
11.500% - 11.749%.....................................               2                  117                  0.9
14.750% - 14.999%.....................................               1                   60                  0.4
                                                                    --
                                                                                    -------                -----
    Total.............................................              83           $   13,542                100.0%
                                                                    --
                                                                    --
                                                                                    -------                -----
                                                                                    -------                -----

    UNDERWRITING STANDARDS. The Bank has represented to the Company that all of the Residential Mortgage Loans and Commercial Mortgage Loans included in the Initial Portfolio (including those which originated by unaffiliated third parties) will have been originated generally in accordance with the underwriting policy customarily employed by the Bank during the period in which the Residential Mortgage Loans and Commercial Mortgage Loans in the Initial Portfolio were originated.

    RESIDENTIAL MORTGAGE LOANS. The underwriting standards applied at origination of the Residential Mortgage Loans expected to be included in the Initial Portfolio were intended to evaluate the borrower's credit standing and repayment ability, and the value and adequacy of the underlying mortgaged property as collateral. Generally, each prospective borrower was required to provide a loan application and other supporting documents describing assets and liabilities, the borrower's income and expenses, as well as, to the extent required by applicable state law, an authorization to apply for a credit report which summarized the borrower's credit history with merchants and lenders and any record of bankruptcy.

    For any prospective borrower, an employment verification was obtained from the borrower's employer wherein the employer reported the length of employment with the employer, the employee's current salary, and whether it was expected that the borrower would continue such employment in the future or the borrower submitted such other evidence of employment (such as pay stubs) satisfactory to the Bank. For a self-employed prospective borrower, the borrower was generally required to submit copies of personal and business federal income tax returns for the previous two years. For certain prospective borrowers, the borrower authorized verification of all deposits at financial institutions at which the borrower had demand or savings accounts.

    Once the credit report and the employment and deposit verifications were received by the underwriting officer considering the loan application, a determination was made as to whether the prospective borrower had sufficient monthly income available (i) to meet the borrower's monthly obligations on the proposed Residential Mortgage Loan (determined on the basis of the monthly payments due in the year of origination) and other expenses related to the home (such as property taxes and hazard insurance) and (ii) to meet other financial obligations and monthly living expenses. In certain instances, exceptions may have been made to the Bank's underwriting policies (including those applied in originating the Mortgage Loans in the Initial Portfolio) in cases deemed appropriate by its underwriting officers.

    In determining the adequacy of the property as collateral, an appraisal was made of each property considered for financing. Each appraiser was selected in accordance with predetermined guidelines established for appraisers. The appraiser was required to inspect the property and verify that it was in good condition and that construction, if new, had been completed. If the appraiser reported any exceptions to the verification, the Bank or its agent determined that such property had been substantially completed to its satisfaction. The appraisal was based on the appraiser's judgment of value giving appropriate weight to both the market value of comparable properties and the cost of replacing the property and other factors as appropriate. The Bank's underwriting standards also required a search of the public records relating to a mortgaged property for liens and judgments against such mortgaged property, as well as customary title insurance.

    With respect to Residential Mortgage Loans which were purchased by the Bank, the Bank evaluated the documentation relating to each purchased loan and management believes that each such loan was originated in a manner that was consistent with the underwriting standards of the Bank. All Residential Mortgage Loans acquired by the Company in the future will be originated and/or purchased under substantially similar standards.

    COMMERCIAL MORTGAGE LOANS. The loan underwriting procedures and guidelines utilized by the Bank in connection with the origination of the Commercial Mortgage Loans included in the Initial Portfolio were intended to assess the value of the related mortgaged property, the ability of such mortgaged property to be used by the borrower or its agents and the financial condition of the borrower, including its ability to service the Commercial Mortgage Loan.

    The underwriting guidelines took into account such factors as suitability of the mortgaged property for the proposed use; the availability, rental rates and relative value of comparable properties in the relevant market area and the anticipated growth or decline in both the immediate and broader geographic areas in which the mortgaged property is located; the current or projected occupancy or leasing ratios, if relevant; the condition and age of the mortgaged property; the management ability of the borrower, including its business experience and financial soundness; and such other economic, demographic or other factors as in the judgment of the Bank might affect the value of the mortgaged property and the ability of the borrower to service the Commercial Mortgage Loan. Each proposal for a Commercial Mortgage Loan was presented to the appropriate lending personnel of the Bank, which analyzed the proposed transaction focusing on economic assumptions and the feasibility of the loan, identified and evaluated potential risks and made a recommendation to approve or disapprove the loan. The proposed transaction was then presented to appropriate credit officers of the Bank for approval.

    Once a loan proposal was approved, a loan commitment was issued by the Bank to the proposed borrower, subject to, among other things, an appraisal report and, if deemed appropriate or required, environmental engineering reports. The Bank contracted with approved firms to prepare certain required reports for the account of the Bank.

    With respect to Commercial Mortgage Loans which were purchased by the Bank, the Bank evaluated the documentation relating to each purchased loan and management believes that each such loan was originated in a manner that was consistent with the underwriting standards of the Bank. All Commercial Mortgage Loans acquired by the Company in the future will be originated and/or purchased under substantially similar standards.

    GEOGRAPHIC DISTRIBUTION. The Company currently anticipates that 100% of the residential real estate properties underlying the Company's Residential Mortgage Loans expected to be included in the Initial Portfolio are located in California. Of the Residential Mortgage Loans expected to be included in the Initial Portfolio, as of June 30, 1997, approximately 20.8% are secured by real estate located in Northern

California and 79.2% are secured by real estate located in Southern California. Consequently, these Residential Mortgage Loans may be subject to a greater risk of default than other comparable Residential Mortgage Loans in the event of adverse economic, political or business developments and natural hazards (earthquakes, wild fires and mud slides, for example) in California that may affect the ability of residential property owners in California to make payments of principal and interest on the underlying mortgages. Standard hazard insurance required to be maintained with respect to Residential Mortgage Loans held by the Company may not protect the Company against losses occurring from earthquakes and other natural disasters.

    All of the commercial mortgaged properties underlying the Company's Commercial Mortgage Loans expected to be included in the Initial Portfolio will be located in California. Of the Commercial Mortgage Loans expected to be included in the Initial Portfolio as of June 30, 1997, approximately 2.2% are secured by real estate located in Northern California and 97.8% are secured by real estate located in Southern California. Consequently, these Commercial Mortgage Loans may be subject to a greater risk of default than other comparable Commercial Mortgage Loans in the event of adverse economic, political or business developments in California that may affect the ability of businesses in that area to make payments of principal and interest on the underlying mortgages. Consequently, in the event of a natural disaster, the Company's ability to pay dividends on the Series A Preferred Shares could be adversely affected as it is the Company's current intention to not maintain special hazard insurance to protect against such losses.

    LOAN-TO-VALUE RATIOS; INSURANCE. Approximately $6.53 million of the Residential Mortgage Loans expected to be included in the Initial Portfolio as of June 30, 1997, had Loan-to-Value Ratios of greater than 80% at the time of origination. Of such Residential Mortgage Loans, at June 30, 1997, approximately $5.2 million were insured under primary mortgage insurance policies. The remaining $1.33 million of such Residential Mortgage Loans at June 30, 1997 expected to be included in the Initial Portfolio with Loan-to-Value Ratios at origination of greater than 80% did not require primary mortgage insurance policies because the outstanding principal balances of such loans have been reduced (due to amortization) to levels which are less than 80% of the lesser of
(i) the appraised value at origination and (ii) the purchase price of the mortgaged property (the "Current LTV Ratio"). Residential Mortgage Loans expected to be included in the Initial Portfolio with Loan-to-Value Ratios greater than 80% and Current LTV Ratios less than 80% that do not require private mortgage insurance coverage have a weighted average Current LTV Ratio of 68.8% and have a weighted average seasoning since origination (calculated as of June 30, 1997) of 158 months. As of June 30, 1997, not more than approximately 59.3% of such Residential Mortgage Loans which require private mortgage insurance are insured by any one primary mortgage insurance policy issuer. At the time of origination of the Residential Mortgage Loans, each of the primary mortgage insurance policy insurers was approved by FNMA or FHLMC. A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each Residential Mortgage Loan in an amount equal to the maximum insurable value of the improvements securing such Residential Mortgage Loan or the principal balance of such Residential Mortgage Loan, whichever is less. If the residential real estate property underlying a Residential Mortgage Loan is located in a flood zone, such Residential Mortgage Loan may also be covered by a flood insurance policy as required by law. No mortgagor bankruptcy insurance will be maintained by the Company with respect to the Residential Mortgage Loans in the Initial Portfolio, nor will any Residential Mortgage Loan be insured by the Federal Housing Administration or guaranteed by the Veterans Administration. The Company will not maintain any special hazard insurance policy with respect to any Residential Mortgage Loan which could mitigate damages caused by any natural disaster.

    A standard hazard insurance policy is also required to be maintained by the mortgagor with respect to each of the Commercial Mortgage Loans expected to be included in the Initial Portfolio. If the commercial real estate property securing a Commercial Mortgage Loan is located in a flood zone, such Commercial Mortgage Loan may be covered by a flood insurance policy as required by law. However, as with the Residential Mortgage Loans in the Initial Portfolio, no special hazard insurance or mortgagor bankruptcy insurance will be maintained by the Company with respect to the Commercial Mortgage Loans in the Initial Portfolio.

SERVICING

    The Mortgage Loans included in the Initial Portfolio will be sold to the Company by the Bank on a servicing retained basis.

    RESIDENTIAL MORTGAGE LOAN SERVICING. In March 1997, the Bank sold the servicing rights with respect to substantially all of the Residential Mortgage Loans held by the Bank at that time, including all of the Residential Mortgage Loans to be included in the Initial Portfolio, to the Servicing Agent. In connection with such sale, the Bank entered into the Residential Servicing Agreement with the Servicing Agent pursuant to which the Servicing Agent will service substantially all of the Bank's Residential Mortgage Loans, including all of the Residential Mortgage Loans to be included in the Initial Portfolio. The Bank also entered into a Forward Production Servicing Purchase and Sale Agreement in July 1997 ("Forward Production Agreement"), pursuant to which the Bank will sell to the Servicing Agent the servicing rights associated with (i) Residential Mortgage Loans owned by the Bank and closed and funded subsequent to the closing of the Residential Servicing Agreement, and (ii) Residential Mortgage Loans owned by the Bank prior to such date which were serviced by others and as to which the Bank has reacquired such servicing rights. Pursuant to the Residential Assumption Servicing Agreement to be entered into between the Company, the Bank and the Servicing Agent, the Servicing Agent will service Residential Mortgage Loans which are sold by the Bank to the Company, substantially in accordance with the terms of the Residential Servicing Agreement. Pursuant to the terms of both the Residential Assumption Servicing Agreement and the Forward Production Agreement, the Servicing Agent will, for so long as the Forward Production Agreement remains in effect, service any additional Residential Mortgage Loans which may in the future be originated by the Bank and sold to the Company.

    The Residential Servicing Agreement and the Residential Assumption Servicing Agreement (collectively, the "Residential Servicing Agreements") provide that the Servicing Agent will receive an annual servicing fee with respect to each Residential Mortgage Loan serviced for the Company which shall be equal to the outstanding principal balance of such Residential Mortgage Loans multiplied by a fee of 0.25% (in the case of fixed rate Residential Mortgage Loans (including "7/23 step rate" loans)) and 0.375% (in the case of adjustable rate Residential Mortgage Loans). The Bank's Servicing Agent, Temple Inland Mortgage Corporation, is a Nevada corporation and wholly owned subsidiary of Guaranty Federal Bank, F.S.B., which is wholly owned by Temple-Inland Inc. As of the date of this Prospectus, Temple-Inland's public debt is rated A- by Standard and Poors and A2 by Moodys. At December 31, 1996, according to public filings, the Servicing Agent was servicing $17.9 billion in mortgage loans, including loans serviced for affiliates.

    The Residential Servicing Agreements require the Servicing Agent to service the Company's Residential Mortgage Loans in a manner generally consistent with servicing guidelines promulgated by the Bank (and previously determined to be acceptable to the Servicing Agent) and with FNMA and FHLMC guidelines and procedures and as otherwise set forth in the Residential Servicing Agreements. The Servicing Agent will collect and remit principal and interest payments, administer mortgage, custodial and escrow accounts, submit and pursue insurance claims and initiate and supervise foreclosure proceedings on the Residential Mortgage Loans it services. The Servicing Agent will also provide accounting and reporting services to the Company for such Residential Mortgage Loans. Additionally the Servicing Agent will assume responsibility for payment of ground rents, taxes, assessments, water rates, mortgage insurance premiums, and other charges which are or may become a lien upon the mortgaged property. The Servicing Agent also will be responsible for any late charges or tax penalties incurred due to its failure to pay such bills. The Residential Servicing Agreements require the Servicing Agent to follow such collection procedures that are consistent with the Servicing Agent's procedures for servicing mortgage loans comparable to the Residential Mortgage Loans and to exercise the degree of care required by FNMA and FHLMC.

    The Servicing Agent may waive, modify or vary any term of any Residential Mortgage Loan or consent to the postponement of compliance with any such term or in any manner grant indulgence to any borrower if in the Servicing Agent's reasonable and prudent determination such waiver, modification, postponement or indulgence is not materially adverse to the Company; provided, however, that the Servicing Agent shall not permit any modification with respect to any Residential Mortgage Loan that would decrease the mortgage interest rate (other than by adjustments required by the terms of the mortgage note), defer or forgive the payment thereof or of any principal or interest payments, reduce the outstanding principal amount (except for actual payments of principal), make future advances or extend the final maturity date on such Residential Mortgage Loan without the Company's prior written consent. However, the Servicing Agent may permit forbearance or allow for suspension of monthly payments if the borrower is in default or the Servicing Agent determines in its reasonable discretion that default is imminent and if the Servicing Agent determines that granting such forbearance or suspension is in the best interest of the Company. The Servicing Agent will use its best efforts, consistent with the procedures that the Servicing Agent would use in servicing loans for its own accounts, to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Residential Mortgage Loans as come into and continue in default and as to which no satisfactory agreements can be made for collection of delinquent payments.

    The Bank's Residential Servicing Agreement with the Servicing Agent provides that the Bank can direct the Servicing Agent to transfer the servicing and disposition functions with respect to all Residential Mortgage Loans which become Nonaccrual back to the Bank. All of such properties which become REO will automatically be transferred back to the Bank for the same purpose. The Residential Mortgage Purchase Agreement and the Residential Assumption Servicing Agreement provide for the same treatment with respect to Residential Mortgage Loans sold by the Bank to the Company which become Nonaccrual or REO. Upon receipt of written direction from the Company, the Servicing Agent is required to promptly transfer the servicing for any such Nonaccrual Mortgage Loan to the Bank and will automatically transfer servicing with respect to REO to the Bank. The Bank will service and charge a servicing fee with respect to such Nonaccrual Mortgage Loans for which the servicing has been transferred. The Bank will also service and dispose of such REO, as required, on the Company's behalf.

    The Residential Servicing Agreements require the Servicing Agent to pay all expenses related to the performance of its duties under such agreements. For advances of reimbursable out of pocket costs and expenses, the Servicing Agent generally will be reimbursed out of proceeds related to such Residential Mortgage Loan.

    In connection with any foreclosure proceedings that the Servicing Agent may institute, the Servicing Agent may exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a Residential Mortgage Loan by operation of law or otherwise in accordance with the terms of the Residential Servicing Agreements. In the event that title to the property securing a Residential Mortgage Loan is acquired in foreclosure or by deed in lieu of foreclosure, the deed or certificate of sale shall be taken in the name of the Company with the servicing with respect to such Residential Mortgage Loan to be transferred back to the Company. It is expected that the Bank will service such REO on behalf of the Company.

    The Company may terminate the Residential Servicing Agreements upon the happening of one or more events specified in such Residential Servicing Agreements. Such events relate generally to either (i) the Servicer's proper and timely performance of its duties and obligations under the Residential Servicing Agreements, or (ii) the appointment of a conservator, receiver or liquidator in any insolvency, bankruptcy or similar proceeding. In addition, the Company may also terminate the Residential Servicing Agreements without cause but will be required to pay a termination fee which, for the first seven years from June 1, 1997 shall be equal to 1.10% of the aggregate outstanding principal amount of the loans then serviced and thereafter, 1.0% of the aggregate outstanding principal amount of the loans then serviced. The Forward Production Agreement may be terminated upon 60 days notice by either party. As long as any

Series A Preferred Shares remain outstanding, the Company may not terminate, or elect not to renew, the Residential Servicing Agreements without the approval of a majority of the Independent Directors.

    As is customary in the mortgage loan servicing industry, the Servicing Agent will be entitled to retain any late payment charges, penalties and assumption fees collected in connection with the Residential Mortgage Loans serviced by it. In addition, the Servicing Agent will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Residential Mortgage Loans serviced by it. The Residential Servicing Agreements require the Servicing Agent to remit to the Company no later than the 18th day of each month (or the next business day if such 18th day is not a business day) all principal and interest collected from borrowers of Residential Mortgage Loans serviced by it during the immediately preceding month.

    When any mortgaged property underlying a Mortgage Loan is conveyed by a mortgagor, the Servicing Agent generally will enforce any "due-on-sale" clause contained in the Residential Mortgage Loan, to the extent permitted under applicable law and governmental regulations and subject to the Company's prior approval. The terms of a particular Residential Mortgage Loan or applicable law, however, may provide that the exercise of the "due-on-sale" clause is prohibited under certain circumstances. Under such circumstances, the Servicing Agent will negotiate an assumption agreement with the person to whom the mortgaged property has been conveyed or is proposed to be conveyed, pursuant to which such person becomes liable under the mortgage note. Where an assumption is allowed, the Servicing Agent will be authorized to negotiate a substitution of liability agreement with the person to whom the mortgage property has been conveyed or is proposed to be conveyed pursuant to which the original mortgagor is released from liability and such person is substituted as mortgagor and becomes liable under the related mortgage note. The Servicing Agent will be authorized to collect and retain such assumption fees as are permitted by the terms of the mortgage loan documents and applicable law. Upon any assumption of a Residential Mortgage Loan by a transferee, a fee equal to a specified percentage of the outstanding principal balance of the Residential Mortgage Loan is typically required, which sum will be retained by the Servicing Agent as additional servicing compensation.

    COMMERCIAL MORTGAGE LOAN SERVICING. The Bank will service the Commercial Mortgage Loans included in the Initial Portfolio pursuant to the terms of the Commercial Servicing Agreement. The Bank will receive an annual servicing fee with respect to each Commercial Mortgage Loan serviced for the Company which shall equal the outstanding principal balance of such Commercial Mortgage Loans multiplied by a fee of 0.25%.

    The Bank may, from time to time, subject to approval of a majority of the Independent Directors, subcontract all or a portion of its obligations under the Commercial Servicing Agreement. The Bank will not, to the extent it subcontracts any of its obligations under the Commercial Servicing Agreement, be discharged or relieved in any respect from its obligations to the Company to perform thereunder.

    The Commercial Servicing Agreement requires the Bank to service the Company's Commercial Mortgage Loans in a manner generally consistent with procedures and practices customarily employed and exercised by the Bank and with any servicing guidelines promulgated by the Company. The Bank will collect and remit principal and interest payments, administer mortgage, custodial and escrow accounts, submit and pursue insurance claims and initiate and supervise foreclosure proceedings on the Commercial Mortgage Loans it services. The Bank will also provide accounting and reporting services required by the Company for such Commercial Mortgage Loans. Additionally, for all Commercial Mortgage Loans, the Bank will assume responsibility for payment of taxes and other charges which are or may become a lien upon the mortgaged property. The Bank also will be responsible for any late charges or tax penalties incurred due to its failure to pay such bills. The Commercial Servicing Agreement requires the Bank to follow such collection procedures that are consistent with the Bank's procedures for mortgage loans comparable to the Commercial Mortgage Loans held for its own account, including contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults. The Bank may, in its discretion, arrange with a defaulting borrower a schedule for the liquidation of delinquencies. The Bank will use its best efforts, consistent with the procedures that the Bank would use in servicing loans for its own account, to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Commercial Mortgage Loans as come into and continue in default and as to which no satisfactory agreements can be made for collection of delinquent payments. The Bank also will use its best efforts to realize upon defaulted Commercial Mortgage Loans in such manner as will maximize the receipt of principal and interest.

    The Commercial Servicing Agreement requires the Bank to pay all expenses related to the performance of its duties under such Servicing Agreement. For advances of reimbursable out of pocket costs and expenses, the Bank generally will be reimbursed prior to the Company out of proceeds related to such Commercial Mortgage Loan. The Bank also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted Commercial Mortgage Loans serviced by it and in connection with the restoration of mortgaged property.

    If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of the Bank's expenses in the sale, are less than the outstanding principal balance of the related Commercial Mortgage Loan. The Bank will be responsible to the Company for any loss suffered as a result of its failure to make and pursue timely claims or as a result of actions taken or omissions made by it which cause the policies to be canceled by the insurer.

    In connection with any foreclosure proceedings that the Bank may institute, the Bank may exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a Commercial Mortgage Loan by operation of law or otherwise in accordance with the terms of the Commercial Servicing Agreement. The Bank will not be permitted under the terms of the Commercial Servicing Agreement to acquire title to any commercial real estate property underlying a Commercial Mortgage Loan or take any action that would cause the Company to be an "owner" or an "operator" within the meaning of certain federal environmental laws, unless it has also previously determined, subject to the approval of the Advisor, based on a report prepared by an independent person who regularly conducts environmental assessments, that (i) the mortgaged property is in compliance with applicable environmental laws or that it would be in the best interests of the Company to take such actions as are necessary to cause the mortgaged property to comply therewith and (ii) there are no circumstances or conditions present at the mortgaged property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or, if any such materials are present for which such action could be required, that it would be in the best interest of the Company to take such actions with respect to the mortgage property.

    The Company may terminate the Commercial Servicing Agreement upon the happening of one or more events specified in such Commercial Servicing Agreement. Such events relate generally to (i) the Bank's proper and timely performance of its duties and obligations under the Commercial Servicing Agreement or (ii) the appointment of a conservator, receiver or liquidator in any insolvency, bankruptcy or similar proceeding. In addition, the Company may also terminate the Commercial Servicing Agreement without cause but will be required to pay a termination fee that is competitive with that which is generally payable in the industry, equal to 0.25% of the aggregate outstanding principal amount of the loans then serviced under the Commercial Servicing Agreement. As long as any Series A Preferred Shares remain outstanding, the Company may not terminate or elect not to renew, the Commercial Servicing Agreement without the approval of a majority of the Independent Directors.

    The Bank will be entitled to retain any late payment charges, prepayment fees, penalties and assumption fees collected in connection with the Commercial Mortgage Loans serviced by it. In addition, the Bank will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Commercial Mortgage Loans serviced by it. The Commercial Servicing Agreement requires the Bank to remit to the Company no later than the 18th day of each month (or the next business day if such 18th day is not a business day) all principal and interest collected from borrowers of Commercial Mortgage Loans serviced by it on the last day of the immediately preceding month.

    When any mortgage property underlying a Commercial Mortgage Loan is conveyed by a mortgagor, the Bank generally will enforce any "due-on-sale" clause contained in the Commercial Mortgage Loan, including collection of any mortgage prepayment penalties, to the extent permitted under applicable law, governmental regulations and the loan documents.

    As a result of the relationship between the Bank, the Servicing Agent and the Company, certain conflicts of interest may arise. See "Risk
Factors--Relationship with the Bank; Conflicts of Interest."

EMPLOYEES

    The Company has four officers, each of whom is described further below under "Management." The Company does not anticipate that it will require any additional employees because it has retained the Advisor to perform certain functions pursuant to the Advisory Agreement described below under "Management--The Advisor." It is currently anticipated that all of the officers of the Company will also be officers or employees of SOCAL or the Bank. The Company will maintain corporate records and audited financial statements that are separate from those of the Bank. None of the officers, employees or directors of the Company will have any direct or indirect pecuniary interest in any Mortgage Asset to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or will engage in acquiring, holding and managing Mortgage Assets.

COMPETITION

    The Company does not anticipate that it will engage in the business of originating Mortgage Loans. It does anticipate that it will purchase Mortgage Loans in addition to those in the Initial Portfolio and that substantially all of these Mortgage Loans will be purchased from the Bank, although the Company may purchase Mortgage Loans from unaffiliated third parties. Accordingly, the Company does not expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring Mortgage Loans.

LEGAL PROCEEDINGS

    The Company is not the subject of any litigation. None of the Company, the Advisor or the Bank is currently involved in nor, to the Company's knowledge, currently threatened with any material litigation with respect to the Mortgage Loans to be included in the Initial Portfolio, other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

                      BENEFICIAL OWNERSHIP OF THE COMPANY

    As of July 3, 1997, there were 10,000 shares of Common Stock of the Company issued and outstanding, all of which were owned by the Bank. The following table set forth certain information concerning the ownership of the Company's outstanding Common Stock as of that date.

                                                                             PERCENT
                           NAME AND ADDRESS           AMOUNT AND NATURE OF     OF
 TITLE OF CLASS           OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP    CLASS
-----------------  ---------------------------------  --------------------  ---------
Common Stock       People's Bank of California               10,000           100%
                   5900 Wilshire Boulevard
                   Los Angeles, California 90036

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Company's Board of Directors will initially be composed of seven members, two of whom are Independent Directors. An "Independent Director" is a director who is not a current officer or employee of the Company or a current director, officer or employee of the Bank or any affiliate of the Bank. These directors will serve until their successors are duly elected and qualified. There is no current intention to alter the number of directors comprising the Board of Directors. Pursuant to the Articles of Incorporation, the Independent Directors are required to consider the interests of the holders of both the Common Stock and the Preferred Stock, including the Series A Preferred Shares, in determining whether any proposed action requiring their approval is in the best interests of the Company. The Company currently has four officers. The Company has no other employees and does not anticipate that it will require additional employees. See "Business and Strategy--Employees."

    The persons who are directors and executive officers of the Company (ages as of June 30, 1997) are as follows:

NAME                                                       AGE                    POSITION AND OFFICES HELD
-----------------------------------------------------      ---      -----------------------------------------------------
Rudolf P. Guenzel....................................          57   President, Chief Executive Officer and Director
Henry Peters.........................................          56   Chairman of the Board of Directors
Gerard Jervis........................................          49   Director
Robert W. MacDonald..................................          50   Director
John F. Davis........................................          50   Director
David S. Honda.......................................          56   Director
J. Michael Holmes....................................          51   Executive Vice President, Chief Financial
                                                                      Officer, Secretary and Director
John T. Wasley.......................................          35   Senior Vice President
Gerald A. Timpone....................................          46   Vice President

    Set forth below is information with respect to the principal occupations during the last five years of the Company's directors and officers.

    RUDOLF P. GUENZEL. Mr. Guenzel is President and Chief Executive Officer and a director of the Company, positions he has held since the Company's inception in June 1997. Mr. Guenzel has served as President of SOCAL and President, Chief Executive Officer and a director of the Bank since March 1995. From September 1994 through March 1995, Mr. Guenzel worked as a consultant in the area of bank profitability analysis. Mr. Guenzel formerly was the President and Chief Executive Officer and a director of BancFlorida Financial Corp., which was a New York Stock Exchange listed company, and its subsidiary, Banc Florida, FSB. He joined the BancFlorida Group in March 1991 when the company was experiencing serious financial difficulties associated with high non-performing assets attributable to the national recession and local economic conditions. Mr. Guenzel directed the Company's attention to problem asset resolution and returned BancFlorida to profitability. The price of BancFlorida Financial's common stock increased from a low of $2.375 per share during the first quarter of 1991 to $30.00 per share, the price at which the shares were acquired by First Union Corp. in August 1994. Mr. Guenzel served as Chief Executive Officer through BancFlorida Financial's merger with First Union Corp. Prior to BancFlorida Financial, Mr. Guenzel was employed by European American Bank from 1971 until 1989. Mr. Guenzel started as head of the Credit Division, worked in problem loan resolutions and eventually was responsible for the Operations and Systems Division.

    HENRY PETERS. Mr. Peters, a director of the Company, the Bank and SOCAL, has served as a trustee of the Bishop Estate, which owns 60% of the common equity of SOCAL, since 1984. In addition, he is Chairman of the Board of the Bishop Estate's property and investment management subsidiary, Royal Hawaiian Shopping Center, Inc. From 1978 through 1984, Mr. Peters served as Industrial Division Manager of Dura Constructors, a construction firm located in Honolulu, Hawaii. From 1974 through 1994, Mr. Peters served as a Representative to the House of Representatives of the State of Hawaii and from 1981 through 1986, Mr. Peters served as Speaker of the House.

    GERARD JERVIS. Mr. Jervis, a director of the Company, the Bank and SOCAL, has served as a trustee of the Bishop Estate since 1994. From 1986 through 1994, Mr. Jervis was partner in the law firm of Jervis, Winer & Meheula located in Kailua, Hawaii.

    ROBERT W. MACDONALD. Mr. MacDonald, a director of the Company and the Bank, is Managing Director of William E. Simon & Sons, a merchant banking firm, where he has been employed since 1991. William E. Simon & Sons has an indirect ownership interest in SOCAL through Arbur, Inc. Mr. MacDonald was with Salomon Brothers between 1971 and 1979, at which time he started a financial advisory firm and Catalyst Energy Corporation, a leading developer of independent power facilities. The company went public in 1984 and was sold to an investor group in 1988. Between 1988 and 1991, Mr. MacDonald created a merchant banking corporation, East Rock Partners, which invested in alternative energy products and other projects.

    JOHN F. DAVIS. Mr. Davis, a director of the Company, is an attorney who specializes in federal and state depository institution law and regulation. Mr. Davis has served as a legal consultant for two local financial institutions since 1993 and 1995, respectively, during which he was actively involved in troubled real estate work-outs, foreclosed real estate disposition and related litigation and, with one of such institutions, a reorganization and recapitalization. During 1991 and 1992, Mr. Davis served as Of Counsel to Griffinger, Freed, Heinemann, Cook & Foreman, San Francisco, California.

    DAVID S. HONDA. Mr. Honda, a director of the Company, has since 1980 been President of D.S. Honda Construction, Inc., a general contracting construction, interior design and space planning firm located in Northridge, California. Mr. Honda has been responsible for the creation or renovation of millions of square feet of commercial real estate in Los Angeles and he is actively involved with economic development and small business organizations generally and with Asian business associations in particular throughout the city. Mr. Honda has been extensively involved with civic and service organizations in the community for many years. His firm has been recognized by local County Board of Supervisors and Chambers of Commerce. As a result of the Northridge earthquake in 1994, an office building personally owned by Mr. Honda and his wife was severely damaged, resulting in a complete tenant vacancy of the property. Because Mr. Honda was unable to obtain additional financing or an acceptable work-out program on the damaged property, Mr. Honda filed for personal bankruptcy under the federal bankruptcy laws in 1995 which was fully discharged in July 1996.

    J. MICHAEL HOLMES. Mr. Holmes is the Executive Vice President, Chief Financial Officer and Secretary of the Company, positions he had held since the Company's inception in June 1997. Mr. Holmes became a director of the Company in September 1997. He has served as Secretary and Treasurer of SOCAL and Executive Vice President and Chief Financial Officer of the Bank since March 1995.

Mr. Holmes also serves as Secretary and Treasurer of SOCAL. Prior to SOCAL, Mr. Holmes joined Banc Florida, FSB in 1974 as Controller and served in various capacities, culminating as Executive Vice President and Chief Financial Officer in 1985, a position he held through the company's merger with First Union in August 1994. Mr. Holmes also served as Secretary, Treasurer and Chief Financial Officer of the parent holding company, BancFlorida Financial Corp., between 1985 and August 1994.

    JOHN T. WASLEY. Mr. Wasley is the Senior Vice President of the Company, a position he has held since September 1997. He is Senior Vice President of the Bank and manages the Loan Servicing, Commercial Real Estate Lending, Special Assets, Corporate Real Estate and General Services Departments of the Bank. Mr. Wasley joined the Bank in 1992 to establish the Special Assets Department. During his tenure at the Bank, Mr. Wasley has managed the liquidation of $112 million in non-performing assets. Between 1988 and 1992, Mr. Wasley was President of Wedgewood Development Company, which was a Los Angeles-based real estate development company. Between 1984 and 1988, Mr. Wasley was the Chief Financial Officer of Wedgewood Investment Corporation, which is a Los Angeles-based real estate investment firm.

    GERALD A. TIMPONE. Mr. Timpone is a Vice President of the Company, a position he has held since September 1997. He is also an Assistant Vice President of the Bank and its Compliance Manager and Community Reinvestment Act ("CRA")/Fair Lending Officer. Mr. Timpone has held such positions with the Bank since May 1992. Prior thereto, from December 1991 to May 1992, Mr. Timpone was Office Manager and Senior Appraiser for Full Service Appraisal Group, San Bernardino, California.

INDEPENDENT DIRECTORS

    The Company's Articles of Incorporation require that, so long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors of the Company. See "Description of Series A Preferred Shares--Independent Director Approval." In addition, although not restricted from doing so, the Board of Directors does not currently intend to approve the following transactions without the approval of a majority of the Independent Directors: (i) the modification of the general distribution policy or the authorization or declaration of any distribution in respect of Common Stock for any year if, after taking into account any such proposed distribution, total distributions on the Series A Preferred Shares and the Common Stock would exceed an amount equal to the sum of 105% of the Company's REIT taxable income (excluding capital gains) for such year plus net capital gains of the Company for that year and (ii) the redemption of any shares of Common Stock. Messrs. Davis and Honda are the Company's initial Independent Directors. For so long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors.

    If full dividends on shares of Series A Preferred Shares shall not have been paid for six Dividend Periods, the maximum authorized number of directors of the Company shall thereupon be increased by two. Subject to compliance with any requirement for regulatory approval of (or non-objection to) persons serving as directors, the holders of Series A Preferred Shares, voting together as a class with the holders of any Parity Stock upon which the same voting rights as those of the Series A Preferred Shares have been conferred and are irrevocable, shall have the exclusive right to elect the two additional directors at the Company's next annual meeting of stockholders and at each subsequent annual meeting until full dividends have been authorized, declared and paid or authorized and declared and a sum sufficient for payment thereof is set apart for payment on the Series A Preferred Shares for four consecutive Dividend Periods. The term of such directors elected thereby shall terminate, and the total number of directors shall be decreased by two, upon the payment or the declaration and setting aside for payment of full dividends on the Series A Preferred Shares for four consecutive Dividend Periods. Any member of the Board of Directors elected by holders of the Company's Preferred Stock will be deemed to be an Independent Director for purposes of the actions requiring the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares--Voting Rights."

AUDIT COMMITTEE

    The Company has established an audit committee which will review the engagement and independence of its auditors. The audit committee will also review the adequacy of the Company's internal accounting controls. The audit committee will initially be comprised of Messrs. Davis and Honda.

COMPENSATION OF DIRECTORS AND OFFICERS

    The Company intends to pay the Independent Directors of the Company fees for their services as directors. The Independent Directors will receive a fee of $1,000 for attendance (in person or by telephone) at each meeting of the Board of Directors or Committee of the Board. However, multiple fees shall not be paid for two or more meetings attended on the same day. The Company will not pay any compensation to its officers or employees or to directors who are not Independent Directors.

LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

    The Company's Articles of Incorporation eliminate, to the fullest extent permitted by the MGCL, the personal liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty. The Company's Articles of Incorporation empower the Company to indemnify, to the fullest extent permitted by the MGCL, any director or officer of the Company. The Company's Articles of Incorporation also empower the Company to purchase and maintain insurance to protect any director or officer against any liability asserted against him or her, or incurred by him or her, arising out of his or her status as such.

    The bylaws of the Company (the "Bylaws") require indemnification of the Company's directors and officers and specify that the right to indemnification is a contract right, setting forth certain procedural and evidentiary standards applicable to the enforcement of a claim under the Bylaws. The Bylaws also entitle any director or officer to be reimbursed for the expenses of defending any claim against him or her arising out of his or her status as such. The Bylaws of the Company also provide that the Company may enter into contracts with any director or officer in furtherance of the indemnification provisions contained in the Bylaws and allow the Company to create a trust fund to ensure payment of amounts indemnified.

THE ADVISOR

    In connection with the consummation of the Offering and the formation of the Company as described herein, the Company will enter into the Advisory Agreement with the Bank to administer the day-to-day operations of the Company. The Bank in its role as advisor under the terms of the Advisory Agreement is herein referred to as the "Advisor." The Advisor will be responsible for, among other things: (i) monitoring the credit quality of the Mortgage Assets and Other Authorized Investments held by the Company; (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets and Other Authorized Investments; and (iii) representing the Company in its day-to-day dealings with persons with whom the Company interacts. In performing its duties under the Advisory Agreement, the Advisor is required to act in a manner that is consistent with maintaining the Company's qualification as a REIT. The Advisor may, from time to time, subcontract all or a portion of its obligations under the Advisory Agreement, with the approval of a majority of the Board of Directors as well as a majority of the Independent Directors, to unrelated third parties. The Advisor will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement. Notwithstanding the above, the Company will control the activities of the Advisor and the Company's directors will maintain the continuing and exclusive authority to manage the operations of the Company.

    The Advisor has substantial experience in the mortgage lending industry, both in the origination and in the servicing of mortgage loans. At June 30, 1997, the Advisor held approximately $547.1 million of single-family residential mortgage loans and approximately $442.7 million and $117.9 million of multi-family residential and commercial mortgage loans, respectively. In its residential mortgage loan business, the Advisor originates and purchases residential mortgage loans and may sell such loans to investors, primarily in the secondary market. The Advisor has recently sold to the Servicing Agent the servicing rights with respect to substantially all of its Residential Mortgage Loans. See "Business and Strategy--Servicing." In its commercial mortgage loan business, the Advisor typically services the commercial mortgage loans in its portfolio which it has originated.

    The Advisory Agreement has an initial term of five years, and will be renewed automatically for additional five-year periods unless notice of nonrenewal is delivered to the Advisor by the Company. The Advisory Agreement may be terminated by the Company at any time upon 90 days' prior notice. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Advisor will be entitled to receive an annual advisory fee equal to $200,000 with respect to the advisory and management services provided by it to the Company.

    As a result of the relationship between the Bank and the Company, certain conflicts of interest may arise. See "Risk Factors--Relationship with the Bank; Conflicts of Interest."

                CERTAIN TRANSACTIONS CONSTITUTING THE FORMATION

THE FORMATION

    Prior to or simultaneously with the completion of the Offering, the Company and the Bank will engage in the transactions described below which are designed
(i) to facilitate the Offering, (ii) to transfer the ownership of the Initial Portfolio to the Company and (iii) to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997.

    The transactions constituting the formation of the Company will include the following:

    - The Articles of Incorporation of the Company will be amended and restated to provide for 4,000,000 authorized shares of Preferred Stock and 4,000,000 authorized shares of Common Stock, and to establish the terms of the Series A Preferred Shares.

    - The Company will sell to the public 1,240,000 Series A Preferred Shares in the Offering (assuming the Underwriters' over-allotment option is not exercised).

    - The Bank has acquired 10,000 shares of Common Stock for an aggregate purchase price equal to $100. In addition, the Bank will make capital contributions to the Company equal to the sum of $31.3 million plus the aggregate amount of underwriting commissions and expenses of the Offering and the formation of the Company. The Bank currently owns, and following the completion of the Offering will continue to own, all of the issued and outstanding shares of Common Stock of the Company. The Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct ownership of at least a majority of the outstanding shares of Common Stock.

    - The Bank will sell the Initial Portfolio to the Company for an aggregate purchase price equal to the net book value of the Mortgage Loans included in the Initial Portfolio as of the date of closing of the transaction. As of June 30, 1997, the book value of such Mortgage Loans amounted to approximately $62.3 million. See "Business and Strategy--Acquisition of Initial Portfolio."

    - The Company will enter into the Advisory Agreement with the Bank pursuant to which the Bank, as Advisor, will manage the Mortgage Assets held by the Company and administer the day-to-day operations of the Company. See "Management--The Advisor."

    - The Company will enter into the Commercial Servicing Agreement with the Bank pursuant to which the Bank will service the Commercial Mortgage Loans included in the Initial Portfolio and the Company will, upon purchase of the Residential Mortgage Loans, enter into the Residential Assumption Servicing Agreement, pursuant to which the Servicing Agent will service the Residential Mortgage Loans which the Company acquires from the Bank. See "Business and Strategy-- Servicing."

    In addition to its ownership of 100% of the Common Stock of the Company, the Bank will also have responsibility for the day-to-day management and custody of the Company's assets, in its capacity as Advisor under the Advisory Agreement, and will have responsibility for servicing the Commercial Mortgage Loans as Servicer under the Commercial Servicing Agreement. See "Management--The Advisor" and "Risk Factors--Relationship with the Bank; Conflicts of Interest."

    The purchase price of the Initial Portfolio will equal the net book value of the Mortgage Loans included in the Initial Portfolio as of the date of closing of the transaction. As of June 30, 1997, the book value of such Mortgage Loans amounted to approximately $62.3 million. However, no third party valuations of the Mortgage Loans constituting the Initial Portfolio have been or will be obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio will not differ from the purchase price to be paid by the Company. See "Risk Factors--No Third Party Valuation of the Mortgage Loans; No Arm's-Length Negotiations" and "--Relationship with the Bank; Conflicts of Interest."

BENEFITS TO THE BANK

    The Bank expects to realize the following benefits in connection with the Offering and the formation of the Company:

    - The Bank has advised the Company that the Bank expects a portion of the Series A Preferred Shares to qualify as core capital of the Bank under relevant regulatory capital guidelines. The increase in the Bank's core capital and risk-based capital levels that will result from the treatment of the Series A Preferred Shares as core capital will enable the Bank to retain a higher base of interest-earning assets, resulting in incrementally higher related earnings.

    - The dividends paid on the Series A Preferred Shares will be deductible by the Company for income tax purposes as a result of the Company's qualification as a REIT, which provides the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock.

    - The Bank will receive approximately $62.3 million in connection with the sale of the Initial Portfolio to the Company (approximately $29.0 million of which represents new funds after giving effect to the Bank's expense of purchasing the Company's Common Stock and additional capital contributions).

    - The Bank will be entitled to receive annual advisory and servicing fees and annual dividends in respect of the Common Stock. For the first full year following completion of the Offering, these annual fees and dividends are anticipated to be as follows:

Advisory Fee.............................................  $ 200,000
Servicing Fee(1)(2)......................................     34,000
Common Stock Dividend(3).................................  1,900,000
                                                           ---------
                                                           $2,134,000
                                                           ---------
                                                           ---------

       -------------------------------

       (1) Assumes that for the first full year following completion of the Offering, the Company holds Commercial Mortgage Loans with the same outstanding principal balances as those Commercial Mortgage Loans expected to be included in the Initial Portfolio. See "Business and Strategy--Servicing" for a description of the basis upon which the servicing fees to be paid to the Bank will be calculated.

       (2) Does not include an estimated $122,000 of servicing fees to be paid to the Servicing Agent for the first full year following completion of the Offering with respect to the Servicing Agent's servicing of the Residential Mortgage Loans included in the Initial Portfolio. The estimated amount of servicing fees to be paid to the Servicing Agent assumes that for the first full year following completion of the Offering, the Company holds Residential Mortgage Loans with the same outstanding principal balances as those Residential Mortgage Loans expected to be included in the Initial Portfolio. See "Business and Strategy--Servicing" for a description of the basis upon which the servicing fees to be paid to the Servicing Agent will be calculated.

       (3) The dividends to be paid on the Common Stock are expected to equal the excess of the Company's "REIT taxable income" (excluding capital gains) after the payment of dividends on the Preferred Stock. The aggregate annual dividend amount of the Series A Preferred Shares is approximately $3.0 million based on the rate of 9.75% per annum of the liquidation preference. Assuming that (i) the Mortgage Loans included in the Initial Portfolio are held for the first full year period following completion of the Offering, (ii) principal repayments are reinvested in additional Mortgage Loans with characteristics similar to those of the Mortgage Loans included in the Initial Portfolio and (iii) interest rates remain constant during such year, the Company anticipates that the Initial Portfolio will generate "REIT taxable income" (excluding capital gains) of approximately $4.9 million, after payment of servicing and advisory fees, during such 12-month period.

    - The Bank and the Servicing Agent will also be entitled to retain any late payment charges, prepayment fees (except with respect to Commercial Mortgage Loans) or penalties and assumption fees and conversion fees collected in connection with the Mortgage Loans serviced by them. In addition, the Bank and the Servicing Agent will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance escrow funds with respect to Mortgage Loans serviced by them.

                    DESCRIPTION OF SERIES A PREFERRED SHARES

    The following summary sets forth the material terms and provisions of the Series A Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Articles of Incorporation. The Articles of Incorporation have been filed with the Commission as exhibits to the registration statement of which this Prospectus forms a part. See "Description of Capital Stock" below.

GENERAL

    The Series A Preferred Shares form a series of the Preferred Stock of the Company, which Preferred Stock may be issued from time to time in one or more series with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption as are determined by the Company's Board of Directors or, if then constituted, a duly authorized committee thereof. The Board of Directors has authorized the Company to issue the Series A Preferred Shares.

    When issued, the Series A Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares are perpetual and will not be convertible into shares of Common Stock or any other class or series of capital stock of the Company and will not be subject to any sinking fund or other obligation of the Company for its repurchase or retirement.

    The transfer agent, registrar and dividend disbursement agent for the Preferred Stock will be Registrar and Transfer Company, Cranford, New Jersey. The registrar for shares of Preferred Stock will send notices to stockholders of any meetings at which holders of the Preferred Stock have the right to elect directors of the Company or to vote on any other matter.

DIVIDENDS

    Holders of Series A Preferred Shares will be entitled to receive, if, when and as authorized and declared by the Board of Directors of the Company out of assets of the Company legally available therefor, noncumulative cash dividends at the rate of 9.75% per annum of the initial liquidation preference (equivalent to $2.4375 per share per annum). Dividends on the Series A Preferred Shares will be payable, if authorized and declared, quarterly in arrears on March 31, June 30, September 30 and December 31 (or, if any such day is not a business day, on the next business day) of each year, commencing on December 31, 1997. Quarterly Dividend Periods will commence on and include the first day, and end on and include the last day, of the calendar quarter in which the corresponding Dividend Payment Date occurs; provided, however, that the first Dividend Period (the "Initial Dividend Period") shall commence on and include the original issue date of the Series A Preferred Shares and shall end on and include December 31, 1997. Each authorized and declared dividend will be payable to holders of record as they appear on the stock register of the Company on such record dates, not exceeding 45 days nor less than 10 days preceding the Dividend Payment Dates thereof, as shall be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends payable on the Series A Preferred Shares for any period greater or less than a full Dividend Period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in the period; provided, however, that in the event of an Automatic Exchange, any accrued and unpaid dividends on the Series A Preferred Shares as of the Time of Exchange (as defined herein) shall be deemed to be accrued and unpaid dividends on the Bank Preferred Shares.

    The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors does not authorize or declare a dividend on the Series A Preferred Shares in respect of any Dividend Period, then holders of the Series A Preferred Shares will have no right to receive a dividend for that Dividend Period, and the Company will have no obligation to pay a dividend for that Dividend Period, whether or not dividends are declared and paid for any future Dividend Period with respect to either the Series A Preferred Shares or the Common Stock. If the Company fails to pay or declare and set aside for payment full dividends on the Series A Preferred Shares for six Dividend Periods, holders of the Series A Preferred Shares will be entitled to elect two directors. See "--Voting Rights."

    If any Series A Preferred Shares are outstanding, no full dividends or other distributions shall be authorized, declared or paid or set apart for payment on any Junior Stock for any Dividend Period unless full dividends have been or contemporaneously are authorized, declared and paid, or authorized and declared and a sum sufficient for the payment thereof is set apart for such payments on the Series A Preferred Shares for the then-current Dividend Period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Shares for any Dividend Period and the shares of any Parity Stock, all dividends authorized and declared on the Series A Preferred Shares and the shares of Parity Stock shall only be authorized and declared PRO RATA based upon the respective amounts that would have been paid on the Series A Preferred Shares and any shares of Parity Stock had dividends been authorized and declared in full.

    In addition to the foregoing restriction, the Company shall not authorize, declare, pay or set apart funds for any dividends or other distributions (other than in Common Stock or other Junior Stock) with respect to any Common Stock or other Junior Stock or repurchase, redeem or otherwise acquire, or set apart funds for the repurchase, redemption or other acquisition of, any Common Stock or other Junior Stock through a sinking fund or otherwise, unless and until: (i) full dividends on the Series A Preferred Shares for the four most recent preceding Dividend Periods (or such lesser number of Dividend Periods during which shares of Series A Preferred Shares have been outstanding) are authorized and declared and paid or a sum sufficient for payment has been paid over to the dividend disbursing agent for payment of such dividends and (ii) the Company has authorized and declared a cash dividend on the Series A Preferred Shares at the annual dividend rate for the then-current Dividend Period, and sufficient funds have been paid over to the dividend disbursing agent for the payment of such cash dividend for such then-current Dividend Period.

    No dividend shall be paid or set aside for holders of Series A Preferred Shares for any Dividend Period unless full dividends have been paid or set aside for the holders of each class or series of equity securities, if any, ranking prior to the Series A Preferred Shares as to dividends for such Dividend Period.

AUTOMATIC EXCHANGE

    Each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share if the appropriate federal regulatory agency directs in writing that an exchange of the Series A Preferred Shares for Bank Preferred Shares occur because: (i) the Bank becomes "undercapitalized" under prompt corrective action regulations; (ii) the Bank is placed into conservatorship or receivership; or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term (an "Exchange Event"). Upon the occurrence of an Exchange Event, each holder of Series A Preferred Shares shall be unconditionally obligated to surrender to the Bank the certificates representing each Series A Preferred Share of such holder, and the Bank shall be unconditionally obligated to issue to such holder in exchange for each such Series A Preferred Share a certificate representing one Bank Preferred Share. Any Series A Preferred Shares purchased or redeemed by the Company prior to the Time of Exchange (as defined below) shall not be deemed outstanding and shall not be subject to the Automatic Exchange.

    The Automatic Exchange shall occur as of 8:00 a.m. Eastern Time on the date for such exchange set forth in the Directive, or, if such date is not set forth in the Directive, as of 8:00 a.m. on the earliest possible date such exchange could occur consistent with the Directive (the "Time of Exchange"), as evidenced by the issuance by the Bank of a press release prior to such time. As of the Time of Exchange, all of the Series A Preferred Shares will be deemed cancelled without any further action by the Company, all rights of the holders of Series A Preferred Shares as stockholders of the Company will cease, and such persons shall thereupon and thereafter be deemed to be and shall be for all purposes the holders of Bank Preferred Shares. The Company will mail notice of the occurrence of an Exchange Event to each holder, and the Bank will deliver to each such holder certificates for Bank Preferred Shares upon surrender of certificates for Series A Preferred Shares. Until such replacement stock certificates are delivered (or in the event such replacement certificates are not delivered), certificates previously representing Series A Preferred Shares shall be deemed for all purposes to represent Bank Preferred Shares. All corporate action necessary for the Bank to issue the Bank Preferred Shares as of the Time of Exchange will be completed prior to or upon completion of the Offering. Accordingly, once the Directive is issued, no action will be required to be taken by holders of Series A Preferred Shares, by the Bank or by the Company in order to effect the Automatic Exchange as of the Time of Exchange.

    Holders of Series A Preferred Shares, by purchasing such shares (whether in the Offering or in the secondary market after the Offering), will be deemed to have agreed to be bound by the unconditional obligation to exchange such shares of Series A Preferred Shares for Bank Preferred Shares upon the occurrence of an Exchange Event. The Articles of Incorporation provide that the holders of Series A Preferred Shares shall be unconditionally obligated to surrender such shares and the Bank shall be unconditionally obligated to issue Bank Preferred Shares in exchange for Series A Preferred Shares.

    Absent the occurrence of an Exchange Event, no shares of Bank Preferred Shares will be issued. Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily. Upon the occurrence of an Exchange Event, the Bank Preferred Shares to be issued as part of the Automatic Exchange would constitute a newly issued series of preferred stock of the Bank and would have the same terms and provisions with respect to dividends, liquidation, redemption (except with respect to a Tax Event), voting rights and Independent Directors as the Series A Preferred Shares, except that the Bank Preferred Shares would not be listed on any national securities exchange or national quotation system. Any accrued and unpaid dividends on the Series A Preferred Shares as of the Time of Exchange would be deemed to be accrued and unpaid dividends on the Bank Preferred Shares. The Bank Preferred Shares would rank on an equal basis in terms of dividend payment and liquidation preference with any then-outstanding shares of preferred stock of the Bank. The Bank has registered the Bank Preferred Shares with the OTS pursuant to an Offering Circular, a copy of which is affixed to this Prospectus as Annex I and incorporated herein by reference. The Bank Preferred Shares will not be registered with the Commission and will be offered pursuant to an exemption from registration under Section 3(a)(5) of the Securities Act of 1933, as amended (the "Securities Act"). Absent the occurrence of an Exchange Event, however, the Bank will not issue any Bank Preferred Shares, although the Bank will be able to issue preferred stock in series other than that of the Bank Preferred Stock. There can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

    Absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank; such rights as are conferred by the Series A Preferred Shares exist solely as to the Company.

RANK

    The Series A Preferred Shares will rank prior to the Common Stock and to all other classes and series of equity securities of the Company now or hereafter issued (collectively, "Junior Stock"), other than any class or series of equity securities of the Company expressly designated as being on a parity with ("Parity Stock") or senior to ("Senior Stock") the Series A Preferred Shares as to dividend rights and rights upon liquidation, winding up or dissolution. The Company has the power to create and issue additional Preferred Stock or other classes of stock ranking on a parity with the Series A Preferred Shares, or that constitute Junior Stock, without any approval or consent of the holders of Series A Preferred Shares. So long as any Series A Preferred Shares remain outstanding, additional shares of Senior Stock may not be issued without the approval of the holders of at least two-thirds of the Series A Preferred Shares. See "--

Voting Rights." So long as any Series A Preferred Shares remain outstanding, additional shares of Parity Stock may not be issued without the approval of a majority of the Independent Directors. See "-- Independent Director Approval."

VOTING RIGHTS

    Except as expressly required by applicable law, or except as indicated below, the holders of the Series A Preferred Shares will not be entitled to vote. In the event the holders of Series A Preferred Shares are entitled to vote, each Series A Preferred Share will be entitled to one vote.

    If full dividends on the Series A Preferred Shares shall not have been paid for six Dividend Periods (whether or not consecutive), the maximum authorized number of directors of the Company shall thereupon be increased by two. Subject to compliance with any requirement for regulatory approval of (or non-objection to) persons serving as directors, the holders of Series A Preferred Shares, voting together as a class with the holders of any Parity Stock upon which the same voting rights as those of the Series A Preferred Shares have been conferred and are irrevocable, shall have the exclusive right to elect the two additional directors at the Company's next annual meeting of stockholders and at each subsequent annual meeting until full dividends have been authorized, declared and paid or authorized and declared and a sum sufficient for payment thereof is set apart for payment on the Series A Preferred Shares for four consecutive Dividend Periods. The term of such directors elected thereby shall terminate, and the total number of directors shall be decreased by two, upon the first annual meeting of stockholders after the payment or the authorization or declaration and setting aside for payment of full dividends on the Series A Preferred Shares for four consecutive Dividend Periods. Thereafter, the holders of the Series A Preferred Shares will not be able to elect directors unless dividends on the Series A Preferred Shares have again not been paid for six Dividend Periods. Any such director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Series A Preferred Shares and Parity Stock entitled to vote, voting together as a single class without regard to series, at a meeting of the Company's stockholders called for that purpose. As long as dividends on the Series A Preferred Shares shall not have been paid for six Dividend Periods, (i) any vacancy in the office of any such director may be filled (except as provided in the following clause
(ii)) by an instrument in writing signed by any such remaining director and filed with the Company, and (ii) in the case of the removal of any such director, the vacancy may be filled by the vote of the holders of the outstanding Series A Preferred Shares and Parity Stock entitled to vote, voting together as a single class without regard to series, at the same meeting at which such removal shall be voted.

    So long as any shares of Series A Preferred Shares are outstanding, the Company shall not, without the consent or vote of the holders of at least two-thirds of the outstanding Series A Preferred Shares, voting separately as a class, (i) amend, alter or repeal or otherwise change any provision of the Articles of Incorporation, including the terms of the Series A Preferred Shares, if such amendment, alteration, repeal or change would materially and adversely affect the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares, or (ii) authorize, create or increase the authorized amount of or issue any class or series of any equity securities of the Company, or any warrants, options or other rights exercisable for or convertible or exchangeable into any class or series of any equity securities of the Company, ranking senior to the Series A Preferred Shares, either as to dividend rights or rights on liquidation, dissolution or winding up of the Company or (iii) merge, consolidate, reorganize or effect any other business combination involving the Company, unless the resulting corporation will thereafter have no class or series of equity securities either authorized or outstanding ranking senior to the Series A Preferred Shares as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up, except the same number of shares of such equity securities with the same preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as the shares of equity securities of the Company that are authorized and outstanding immediately prior to such transaction, and each holder of Series A Preferred Shares immediately prior to such transaction shall receive shares with the same preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the resulting corporation as the Series A Preferred Shares held by such holder immediately prior thereto.

    The creation or issuance of Parity Stock or Junior Stock, or an amendment that increases the number of authorized shares of Preferred Stock, or Series A Preferred Shares or any Junior Stock or Parity Stock, shall not be deemed to be a material and adverse change requiring a vote of the holders of Series A Preferred Shares.

REDEMPTION

    The Series A Preferred Shares will not be redeemable prior to October 15, 2002, (except upon the occurrence of a Tax Event or a Change of Control). On or after such date, the Series A Preferred Shares may be redeemable for cash by the Company or its successor or any acquiring or resulting entity with respect to the Company, including by any parent or subsidiary of the Company, any such successor, or any such acquiring or resulting entity as applicable, at its option, in whole or in part, at any time and from time to time, at the redemption price of $25.00 per share, plus authorized, declared and unpaid dividends to the date of redemption, without interest.

    In the event that fewer than all the outstanding Series A Preferred Shares are to be redeemed, the number of Series A Preferred Shares to be redeemed shall be determined by the Board of Directors, and the shares to be redeemed shall be determined by lot or PRO RATA as may be determined by the Board of Directors or by any other method as may be determined by the Board of Directors in its sole discretion to be equitable, provided that such method satisfies any applicable requirements of any securities exchange on which Series A Preferred Shares are then listed.

    The Company will also have the right at any time, upon the occurrence of a Tax Event, to redeem the Series A Preferred Shares, in whole, but not in part, at a redemption price of $25.00 per share, plus all authorized, declared and unpaid dividends for the then-current Dividend Period to the date of redemption, without interest. "Tax Event" means the receipt by the Company of an opinion of a law firm experienced in such matters to the effect that, as a result of: (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, treaties or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any Administrative Action or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective, or such pronouncement or decision is announced, on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that: (a) dividends paid or to be paid by the Company with respect to the stock of the Company are not, or will not be, fully deductible by the Company for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges as a result of dividends paid or to be paid by the Company.

    Upon a Change of Control, the Series A Preferred Shares are redeemable on or prior to October 15, 2002, at the option of the Company or its successor or any acquiring or resulting entity with respect to the Company, including by any parent or subsidiary of the Company, any such successor, or any such acquiring or resulting entity, as applicable, in whole, but not in part, at a redemption price per share equal to (i) $25.00, plus (ii) an amount equal to all authorized, declared and unpaid dividends, if any, to the date fixed for redemption, without interest, and without duplication, an additional amount equal to the amount of

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
dividends that would be payable on the Series A Preferred Shares in respect of the period from the first day of the Dividend Period in which the date fixed for redemption occurs to the date fixed for redemption (assuming all such dividends were to be authorized and declared), plus (iii) the Applicable Premium, payable in cash.

    The Company or any such successor or any acquiring or resulting entity will be entitled to issue a notice of redemption after the Company or a parent company has entered into a definitive binding agreement with a third party that will result in a Change of Control, provided that (i) the date fixed for redemption is not earlier than the date on which the related Change of Control occurs and (ii) the obligation to effect such redemption is contingent upon the occurrence of such Change of Control.

        "Applicable Premium" means an amount equal to (A) the present value of
    (l) the dividends that would be payable on the Series A Preferred Shares in respect of the period from the date fixed for redemption through October 15, 2002 (assuming all such dividends were to be authorized and declared) plus
    (2) $25.00 (assuming such $25.00 is paid on October 15, 2002), computed using a discount rate equal to the Treasury Rate plus 75 basis points, divided by (B) $25.00.

        "Change of Control" means the occurrence of any of the following events:

           (i) any Person (as defined herein) other than a Permitted Holder (as defined herein) shall be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the voting stock of the Bank or SOCAL, whether as a result of issuance of securities of the Bank or SOCAL, any merger, consolidation, liquidation or dissolution of the Bank or SOCAL, any direct or indirect transfer of securities by a Permitted Holder, or otherwise; or

           (ii) a sale, transfer, conveyance or other disposition, in a single transaction or in a series of related transactions (other than to an affiliate of the Bank or any of its subsidiaries), in either case occurring outside the ordinary course of business, of more than 75% of the assets and 75% of the deposit liabilities of the Bank shown on the consolidated balance sheet of the Bank as of the end of the most recent fiscal quarter ending at least 45 days prior to such transaction (or the first in such related series of transactions).

        "Permitted Holder" means the Bishop Estate, BIL Securities or Arbur, or any Person controlled, directly or indirectly, by the Bishop Estate, BIL Securities or Arbur.

        "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15
    (510) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period of time to October 15, 2002; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if such remaining life is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    If redemption is being effected by the Company, on and as of the date fixed for redemption, dividends shall cease to accrue on the Series A Preferred Shares called for redemption, and they shall be deemed to cease to be outstanding, provided that the redemption price (including any authorized and declared but unpaid dividends to the date fixed for redemption, without interest) has been duly paid or provided for. If redemption is being effected by an entity other than the Company, on and as of the redemption date such entity shall be deemed to own the Series A Preferred Shares being redeemed for all purposes of the

Articles of Incorporation, provided that the redemption price (including the amount of any authorized and declared but unpaid dividends to the date fixed for redemption) has been duly paid or provided for.

    Notice of any redemption will be mailed at least 30 days, but not more than 60 days, prior to any redemption date to each holder of Series A Preferred Shares to be redeemed at such holder's registered address.

    The Company's ability to redeem any Series A Preferred Shares, whether as a result of a Change of Control or otherwise, is subject to compliance with applicable regulatory requirements, including the prior approval of the OTS, relating to the redemption of capital instruments. Under current policies of the OTS, such approval would be granted only if the redemption were to be made out of the proceeds of the issuance of another capital instrument or if the OTS were to determine that the conditions and circumstances of SOCAL and the Bank warrant the reduction of a source of permanent capital.

RIGHTS UPON LIQUIDATION

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive in respect of each share, out of assets of the Company legally available for distribution to its stockholders, before any distribution of assets is made to holders of Junior Stock and subject to the rights of the holders of any class or series of equity securities having preference with respect to distributions upon liquidation and the rights of the Company's general creditors, liquidating distributions in the amount of $25 per share, plus the authorized, declared and unpaid dividends for the most recent quarter thereon, if any, to the date of liquidation.

    After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on any Parity Stock, then the holders of the Series A Preferred Shares and Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    For such purposes, the consolidation or merger of the Company with or into any other entity, the consolidation or merger of any other entity with or into the Company or the sale of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

INDEPENDENT DIRECTOR APPROVAL

    The Articles of Incorporation require that, so long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors. For so long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors. Messrs. Davis and Honda are the Company's initial Independent Directors. See "Management--Independent Directors." In order to be considered "independent", a director must not be a current director, officer or employee of the Company, or a current director, officer or employee of the Bank or any affiliate of the Bank. In addition, any members of the Board of Directors of the Company elected by holders of Preferred Stock, including the Series A Preferred Shares, will be deemed to be Independent Directors for purposes of approving actions requiring the approval of a majority of the Independent Directors.

    The actions which may not be taken without the approval of a majority of the Independent Directors include: (i) the issuance of additional Preferred Stock ranking on a parity with the Series A Preferred

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
Shares, (ii) the incurrence of debt for borrowed money in excess of 20% of the Company's total stockholders' equity, (iii) the acquisition of assets other than Mortgage Loans, Mortgage-Backed Securities or Other Authorized Investments, (iv) the termination or modification of, or the election not to renew, the Advisory Agreement or any Servicing Agreement or the subcontracting of any duties under the Advisory Agreement or the Commercial Mortgage Servicing Agreement (other than as specifically established and as contemplated in connection with the Offering) to third parties unaffiliated with the Bank, (v) any material amendment to or modification of either of the Mortgage Purchase Agreements, (vi) the determination to revoke the Company's REIT status or (vii) any dissolution, liquidation or termination of the Company prior to October 15, 2002. The Articles of Incorporation require that, in assessing the benefits to the Company of any proposed action requiring their consent, the Independent Directors take into account the interests of holders of both the Common Stock and the Preferred Stock, including, without limitation, holders of the Series A Preferred Shares. The Articles of Incorporation provide that in considering the interests of the holders of Preferred Stock, including, without limitation, the holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to the holders of Common Stock.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    For information regarding restrictions on ownership of the Series A Preferred Shares, see "Description of Capital Stock--Restrictions on Ownership and Transfer."

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of the material terms of the capital stock of the Company does not purport to be complete and is subject in all respects to the applicable provisions of the MGCL and the Articles of Incorporation and Bylaws of the Company.

COMMON STOCK

    GENERAL. The Company is authorized by its Articles of Incorporation to issue up to 4,000,000 shares of Common Stock. Upon consummation of the Offering and the transactions described in "Certain Transactions Constituting the Formation," the Company will have outstanding 10,000 shares of Common Stock, all of which will be held by the Bank. In addition, the Bank currently intends that, so long as any Series A Preferred Shares are outstanding, it will maintain direct or indirect ownership of at least a majority of the outstanding shares of Common Stock of the Company.

    DIVIDENDS. Holders of Common Stock are entitled to receive dividends when, as and if authorized and declared by the Board of Directors out of assets legally available therefor, provided that, so long as any shares of Preferred Stock are outstanding, no dividends or other distributions (including redemptions and purchases) may be made with respect to the Common Stock unless full dividends on the shares of all series of Preferred Stock, including accumulations in the case of cumulative Preferred Stock, have been paid and any other conditions precedent established under the terms of such series of Preferred Stock have been satisfied. In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its annual "REIT taxable income" (not including capital gains) to stockholders. Several limitations exist which may restrict the Company's ability to pay dividends on the Common Stock. See "Business and Strategy-- Dividend Policy."

    VOTING RIGHTS. Subject to the rights, if any, of the holders of any class or series of Preferred Stock, including the Series A Preferred Shares, all voting rights are vested in the Common Stock. The holders of Common Stock are entitled to one vote per share. All of the issued and outstanding shares of Common Stock are currently, and upon consummation of the Offering will be, held by the Bank.

    As the holder of all of the outstanding shares of Common Stock of the Company, the Bank will be able, subject to the terms of the Series A Preferred Shares and of any other class or series of stock subsequently issued by the Company, to elect and remove directors, amend the Articles of Incorporation and approve other actions requiring stockholder approval under the MGCL or otherwise.

    RIGHTS UPON LIQUIDATION. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after there have been paid or set aside for the holders of all series of Preferred Stock the full preferential amounts to which such holders are entitled, the holders of Common Stock will be entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities.

PREFERRED STOCK

    The Company is authorized by its Articles of Incorporation to issue up to 4,000,000 shares of Preferred Stock. Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation, the Board of Directors or, if then constituted, a duly authorized committee thereof is authorized to issue, from the authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish, from time to time, the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

    Shares of Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Articles of Incorporation or in supplementary articles relating to that class or series.

    The Articles of Incorporation or supplementary articles relating to each class or series of Preferred Stock will set forth the preferences and other terms of such class or series, including, without limitation, the following: (i) the designation and stated value of such class or series; (ii) the number of shares of such class or series offered and the liquidation preference per share of such class or series; (iii) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such class or series;
(iv) whether dividends on such class or series of Preferred Stock are cumulative or not and, if cumulative, the date from which dividends on such class or series shall accumulate; (v) the provision for a sinking fund, if any, for such class or series; (vi) the provision for redemption, if applicable, of such class or series; (vii) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT or as otherwise deemed appropriate by the Board of Directors;
(viii) any voting rights of such class or series; (ix) the relative ranking and preferences of such class or series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (x) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (xi) any other specific terms, preferences, rights, limitations or restrictions of such class or series.

    As of the date of this Prospectus, no shares of Preferred Stock are outstanding and the Company has no present plans to issue any Preferred Stock other than the Series A Preferred Shares.

POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

    The Company believes that the power of the Board of Directors to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify unissued shares of Common Stock or Preferred Stock and thereafter to cause the Company to issue such classified or reclassified shares of stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional shares of stock will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded, except that as long as any Series A Preferred Shares remain outstanding, additional shares of Preferred Stock ranking senior to the Series A Preferred Shares may not be issued without the approval of the holders of at least two-thirds of the Series A Preferred Shares.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    REIT REQUIREMENTS WITH RESPECT TO STOCK OWNERSHIP. To qualify as a REIT under the Code, not more than 50% of the value of the Company's outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, other than the first year, (the "Five or Fewer Test"). The Code requires that the Five or Fewer Test be applied using constructive ownership rules which treat certain organizations as one individual.

    Consistent with the Company's intention to reduce the likelihood that the Company's status as a REIT is jeopardized, the Articles of Incorporation provide that, subject to certain exceptions for Significant Stockholders, no individual or entity may own, or be deemed to own by virtue of the attribution rules of the Code, more than the Ownership Limit.

    Under the constructive ownership rules which must be used for the Five or Fewer Test, the Company's Common Stock will be treated as owned by the three stockholders of SOCAL, which is the sole stockholder of the Bank. The classes of capital stock of SOCAL, which consists of common and three series of preferred stock, are held by the three stockholders in varying percentages. The common stock of SOCAL is owned 60% by the Bishop Estate, 30% by BIL Securities, and 10% by Arbur. The preferred stock is owned approximately 67% by the Bishop Estate, 24.8% by BIL Securities, and 8.2% by Arbur. (Such percentages are approximate because they are based on an estimate of the relative values of the three series of preferred stock.) Since the ownership percentage for the Five or Fewer Test is based on relative values, the percentage of the Company that would be attributable to the three stockholders of SOCAL will vary based upon the relative value of the capital stock of SOCAL. Of these stockholders, however, only Arbur, which is closely held by the family of William E. Simon, is considered an "individual" for purposes of the Five or Fewer Test. Neither the Bishop Estate nor BIL Securities is considered an "individual" for purposes of the Five or Fewer Test.

    Although the Five or Fewer Test references the aggregate value of all shares of capital stock of the Company, the Ownership Limit has been established with reference to the aggregate initial liquidation preference of the outstanding shares of Preferred Stock. If (i) the relative values of the Company's Common Stock and any outstanding shares of Preferred Stock, including the Series A Preferred Shares, or (ii) the relative values of the different series or classes of Preferred Stock, were to change significantly, there is a risk that the Five or Fewer Test would be violated notwithstanding compliance with the Ownership Limit. Although the Company believes that it is unlikely that the relative value of the Common Stock will decrease by an amount sufficient to cause a violation of the Five or Fewer Test, there can be no assurance that such a change in value will not occur.

    Because the Ownership Limit does not apply to the Significant Stockholders, ownership of the Company's Common Stock or the transfer of shares of common stock and/or preferred stock of SOCAL to an entity which is considered an individual for purposes of the Five or Fewer Test could, in certain circumstances, cause the Company to fail the Five or Fewer Test and, consequently, to fail to qualify as a REIT.

    The Board of Directors may (but will not be required to), upon the receipt of a ruling from the IRS or the advice of counsel satisfactory to it, waive the Ownership Limit with respect to an individual or entity if such individual's or entity's proposed ownership will not then or in the future jeopardize the Company's status as a REIT. The transfer of any shares of Preferred Stock, including Series A Preferred Shares (including the occurrence of events other than actual transfers of Preferred Stock that result in changes in constructive ownership of Preferred Stock), in violation of such Ownership Limit will cause the shares of any class or series of Preferred Stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit, including any such shares which have been transferred pursuant to a waiver of the Ownership Limit (the "Excess Shares"), to be automatically transferred to a trust for the exclusive benefit of a charity to be named by the Company. All rights to dividends to such Excess Shares will be held by such trust.

    The capital stock of the Company must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year (the "One Hundred Persons Test"). The Articles of Incorporation of the Company contain restrictions on the acquisition of Preferred Stock intended to ensure compliance with the One Hundred Persons Test. Such provisions include a restriction that if any transfer of shares of Preferred Stock of the Company would cause the Company to be beneficially owned by fewer than 100 persons, such transfer shall be null and void and the intended transferee will acquire no rights to the stock.

    The constructive ownership rules of the Code are complex and may cause Preferred Stock owned, directly or indirectly, by one individual or entity to be deemed to be constructively owned by other related individuals and/or entities. Similarly, under the constructive ownership rules, an individual or entity that owns stock of SOCAL will be deemed to own a proportionate share of the Common Stock of the Company owned by the Bank. As a result, the acquisition by an individual or entity of stock of the Company in amounts below the Ownership Limit (or the acquisition of an entity that owns such shares) may cause that individual or entity (or another individual or entity) to violate the Ownership Limit.

    The Articles of Incorporation provide that any Excess Shares will automatically be transferred, by operation of law, to a trust for the benefit of a charity to be named by the Company as of the day prior to the day the prohibited transfer took place. Any dividends paid on the Series A Preferred Shares prior to the discovery of the prohibited transfer are to be repaid by the original transferee to the Company and by the Company to the trustee; subject to applicable law, any vote of the shares while the shares were held by the original transferee prior to the Company's discovery thereof shall be void ab initio and the original transferee shall be deemed to have given its proxy to the trustee. Any unpaid distributions with respect to the original transferee will be rescinded as void ab initio. In liquidation, the original transferee stockholder's ratable share of the Company's assets would be limited to the price paid by the original transferee for the Excess Shares or, if no value was given, the price per share equal to the closing market price on the date of the purported transfer. The trustee of the trust shall promptly sell the shares to any person whose ownership is not prohibited, whereupon the interest of the trust shall terminate. Proceeds of the sale shall be paid to the original transferee up to its purchase price (or, if the original transferee did not purchase the shares, the value on its date of acquisition) and any remaining proceeds shall be paid to a charity to be named by the Company.

    All certificates representing shares of Preferred Stock will bear a legend referring to the restrictions described above.

    The Ownership Limit provisions will not be automatically removed even if the REIT Provisions (as defined herein) are changed so as to eliminate any ownership concentration limitation or if the ownership concentration limitation is increased. The Articles of Incorporation may not be amended to alter, change, repeal or amend any of the Ownership Limit provisions without the prior approval of a majority of the Independent Directors. The foregoing restrictions on transferability and ownership will not apply, however, if the Board of Directors, including a majority of Independent Directors, determines that it is no longer in the best interests of the Company and its stockholders to attempt to qualify, or continue to qualify, as a REIT. See "Business and Strategy--Management Policies and Programs."

    The Articles of Incorporation require that any person who beneficially owns 1% (or such lower percentage as may be required by the Code or the Treasury Regulations) of the outstanding shares of any class or series of Preferred Stock of the Company must provide certain information to the Company within

30 days of June 30 and December 31 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of such an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least
(a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Bank beneficially owns more than 10% of the Company's voting shares and would, therefore, together with its affiliates (including SOCAL) be subject to the business combination provision of the MGCL. However, pursuant to the statute, the Company has exempted any business combinations involving the Bank and any present or future affiliate thereof and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between any of them and the Company. As a result, the Bank and any present or future affiliate thereof may be able to enter into business combinations with the Company that may not be in the best interest of its stockholders without compliance by the Company with the super-majority vote requirements and the other provisions of the statute.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the

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voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

    The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Articles of Incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions of the Company's shares of stock by the Bank and any present or future affiliates thereof (including SOCAL). Consequently, the prohibition on voting control shares will not apply to the Bank or to any present or future affiliates thereof (including SOCAL).

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                       FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of material federal income tax considerations regarding the Offering is based upon current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes summaries of legal matters or legal conclusions, has been reviewed by Elias, Matz, Tiernan & Herrick L.L.P., and it is their opinion that such information insofar as it relates to matters of law or legal conclusions is accurate in all material respects. The discussion below is based on existing federal income tax law, which is subject to change, with possible retroactive effect. The discussion below does not address all aspects of taxation that may be relevant in the particular circumstances of each stockholder or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed) subject to special treatment under the federal income tax laws.

    EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CONSULT HIS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company believes that, commencing with its taxable year ending December 31, 1997, it will be owned and organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified. The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations (the "REIT Requirements" or the "REIT Provisions"), which are the requirements for qualifying as a REIT, commencing with its taxable year ending December 31, 1997. The REIT Requirements are technical and complex. The following discussion sets forth only a summary of the material aspects of those requirements.

    In the opinion of Elias, Matz, Tiernan & Herrick L.L.P., commencing with the Company's taxable year ending December 31, 1997, the Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on certain factual assumptions relating to the organization and operation of the Company and is conditioned upon certain representations made by the Company as to factual matters, such as the organization and expected manner of operation of the Company. In addition, this opinion is based upon factual assumptions and representations of the Company concerning its business and the composition of its assets. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Elias, Matz, Tiernan & Herrick L.L.P. on a continuing basis. No assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. See "--Failure to Qualify."

    If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. Such treatment substantially eliminates the federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation.

    Despite the REIT election, the Company may be subject to federal income and excise tax as follows:

        First, the Company will be taxed at regular corporate rates on any REIT taxable income, including net capital gains, less distributions to stockholders.

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        Second, if the REIT has a net capital gain, the applicable tax will be the lower of: (i) the tax imposed on REIT taxable income computed without regard to net capital gain and the deduction for capital gain dividends, and
    (ii) a tax on undistributed net capital gains at the rate provided in
    Section 1201(a) of the Code.

        Third, under certain circumstances, the Company may be subject to the "alternative minimum tax" on certain of its items of tax preferences, if any.

        Fourth, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

        Fifth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for a statutory safe harbor), such income will be subject to a 100% tax.

        Sixth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualifications as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

        Seventh, if the Company should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company does not now intend to acquire any appreciated assets from a corporation generally subject to full corporate-level tax in a transaction in which any gain on the transfer is not fully recognized. However, in the event of such an acquisition, the Company could, under certain circumstances, be subject to tax upon disposition of such assets.

    ORGANIZATIONAL REQUIREMENTS. The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for the REIT Requirements; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons;
(vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include private foundations and certain pension trusts and other entities) at any time during the last half of each taxable year; and (vii) meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (vi), certain tax-exempt entities described in Sections 501(c)(17) and 509(a) of the Code or a portion of a trust permanently set aside or used for purposes described in Section 642(c) of the Code, are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under Section 401(a) of the Code and that holds shares of a REIT will generally be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. See "--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders."

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
    In the opinion of Elias, Matz, Tiernan & Herrick L.L.P., preferred stock is taken into account for purposes of determining whether a REIT satisfies conditions (v) and (vi) above. The Company believes that it will issue sufficient shares pursuant to the Offering to allow it to satisfy conditions (v) and (vi) above. In addition, the Company's Articles of Incorporation include certain restrictions regarding transfer of its shares, which restrictions are intended to reduce the likelihood that the Company will fail to satisfy the share ownership requirements described in (v) and (vi) above. Such transfer and ownership restrictions are described under "Description of Capital Stock--Restrictions on Ownership and Transfer." Elias, Matz, Tiernan & Herrick L.L.P. is also of the opinion that the Company will not be treated as a bank for federal income tax purposes by reason of the activities of any stockholder.

    In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

    INCOME TESTS. In order to maintain qualification as a REIT, the Company must annually satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including interest on obligations secured by mortgages on real property, certain "rents from real property" or as gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property (apart from involuntary conversions and sales of foreclosure property) held for less than four years from the date of acquisition must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. The Taxpayer Relief Act of 1997 repealed the 30 percent gross income test requirement for tax years beginning after August 5, 1997.

    For interest to qualify as "interest on obligations secured by mortgages on real property or on interests in real property," the obligation must be secured by real property having a fair market value at the time of acquisition at least equal to the principal amount of the loan. The term "interest" includes only an amount that constitutes compensation for the use or forbearance of money. For example, a fee received or accrued by a lender which is in fact a charge for services performed for a borrower rather than a charge for the use of borrowed money is not includible as interest; amounts earned as consideration for entering into agreements to make loans secured by real property, although not interest, are otherwise treated as within the 75% and 95% classes of gross income so long as the determination of those amounts does not depend on the income or profits of any person. By statute, the term interest does not include any amount based on income or profits of any person except that the Code provides that (i) interest "based on a fixed percentage or percentages of receipts or sales" is not excluded and (ii) when the REIT makes a loan that provides for interest based on the borrower's receipts or sales and the borrower leases substantially all of its interest in the property securing the loan under one or more leases based on income or profits, only a portion of the contingent interest paid by the borrower will be disqualified as interest.

    Rents received or deemed to be received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if certain statutory conditions are met that limit rental income essentially to rentals on investment-type properties. In the event that a REIT acquires by foreclosure property that generates income that does not qualify as "rents from real property," such income will be treated as qualifying for two years following foreclosure (which period may be extended by the IRS) so long as (i) all leases entered into after foreclosure generate only qualifying rent, (ii) only limited construction takes place and (iii) within 90 days of foreclosure, any trade or business in which the property is used is conducted by an independent contractor from which the REIT derives no

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
income. In the event the special foreclosure property rule applies to qualify otherwise unqualified income, the net income that qualifies only under the special rule for foreclosure property may be subject to tax, as described above.

    The Company expects to satisfy these requirements.

    RELIEF PROVISIONS. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "--Taxation of the Company--General," even if these relief provisions were to apply, a tax would be imposed based upon the greater of the amount by which the Company failed either the 75% or 95% gross income test for that year.

    ASSET TESTS. At the close of each quarter of each taxable year, the Company must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.

    ANNUAL DISTRIBUTION REQUIREMENTS. In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100% of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates, as the case may be. For tax years beginning after August 5, 1997, if the Company elects to retain, rather than distribute, its net long-term capital gains and to pay the tax on such gains, then each stockholder must treat a designated amount of undistributed capital gains as long-term capital gains for his tax year in which the last day of the Company's tax year falls. The stockholder, however, is also treated as having paid the capital gains tax imposed on the Company on the designated amounts included in their long-term capital gains and is allowed a credit or refund for the tax deemed paid. The Code permits a stockholder, in certain

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
circumstances, to be treated for tax purposes as having (i) received a distribution in the amount specified in the election and (ii) contributed the amount thereof to the capital of a REIT. In the event the Company fails to distribute 100% of its income and capital gains, the Bank may, but is not obligated to, elect to be so treated. Moreover, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirement.

    "REIT taxable income" is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) it may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded and (iv) certain other adjustments are made.

    It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating the taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement the Company may find it necessary to arrange for borrowings or to pay dividends in the form of taxable stock dividends if it is practicable to do so.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless it distributes any earnings and profits attributable to the period when it failed to qualify. In addition, it would be subject to tax on any built-in gains on property held during the period during which it did not qualify if it sold such property within 10 years of requalification. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX TREATMENT OF AUTOMATIC EXCHANGE

    Upon the occurrence of an Exchange Event, the outstanding Series A Preferred Shares will be automatically exchanged on a one-for-one basis for Bank Preferred Shares. See "Description of Series A Preferred Shares--Automatic Exchange." The Automatic Exchange will be a taxable exchange with respect to which each holder of the Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Provided that such holder's Series A Preferred Shares were held as capital assets for more than 18 months prior to the

                                       74
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Automatic Exchange, any gain or loss will be long-term capital gain or loss.
Long-term capital losses are deductible, subject to certain limitations. In certain circumstances, holders that are individuals may be entitled, as a result of recently enacted legislation, to preferential treatment for net capital gains in the case of a capital asset that has been held for more than 18 months. The basis of the holder in the Bank Preferred Shares will be their fair market value at the time of the Automatic Exchange.

TAXATION OF UNITED STATES STOCKHOLDERS

    DISTRIBUTIONS GENERALLY. As long as the Company qualifies as a REIT, distributions to a United States Stockholder up to the amount of the Company's current or accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions that are designated by the Company as capital gain dividends will be treated as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. A distribution in excess of current or accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the United States Stockholder's Series A Preferred Shares, and a distribution in excess of the United States Stockholder's tax basis in its Series A Preferred Shares will be taxable gain realized from the sale of such shares. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not claim the benefit of any tax losses of the Company on their own income tax returns.

    The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of the Company--General" and "--Taxation of the Company--Annual Distribution Requirements" above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

    Losses incurred on the sale or exchange of Series A Preferred Shares held for less than six months will be deemed a long-term capital loss to the extent of any capital gain dividends received by the selling stockholder with respect to such stock.

    TREATMENT OF TAX-EXEMPT STOCKHOLDERS. Distributions from the Company to a tax-exempt employee pension trust or other domestic tax-exempt stockholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the stockholder has borrowed to acquire or carry its Common Stock. Qualified trusts that hold more than 10% (by value) of the shares of certain REITs, however, may be required to treat a certain percentage of such REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for federal income tax purposes but for the application of the "look-through" exception to the Five or Fewer Test applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if either (i) a single qualified trust holds more than 25% by value of the interests in the REIT or
(ii) one or more qualified trusts, each owning more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. If the Company were to incur indebtedness to acquire property, the percentage of any REIT dividend treated as UBTI would be increased to reflect any UBTI earned by the Company from "debt-financed property." A DE MINIMIS exception applies where the ratio set forth above is less than 5% for any

                                       75
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year. For these purposes, a qualified trust is any trust described in Section
401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the Five or Fewer Test without relying upon the "look-through" exception.

TAXATION OF FOREIGN STOCKHOLDERS

    The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of the Company's stock applicable to Non-U.S. Holders of such stock. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation.

    ORDINARY DIVIDENDS. The portion of dividends received by Non-United States Holders payable out of the Company's earnings and profits (which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-United States Holder) will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-United States Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-United States Holder's investment in stock of the Company is (or is treated as) effectively connected with the Non-United States Holder's conduct of a U.S. trade or business, the Non-United States Holder generally will be subject to U.S. tax at graduated rates, in the same manner as a United Sates Stockholder with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-United States Holder that is a foreign corporation).

    NON-DIVIDEND DISTRIBUTIONS. Distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-United States Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    CAPITAL GAIN DIVIDENDS. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-United States Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") will be considered effectively connected with a U.S. trade or business of the Non-United States Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. Shares of a corporation are treated as a USRPI only if the fair market value of the USRPIs owned by the corporation equals or exceeds 50% of the fair market value of its total assets. If at no time during the five years preceding the sale or exchange of shares in the Company, the Series A Preferred Shares constituted a USRPI, gain or loss on the sale or exchange will not be treated as effectively connected with a U.S. trade or business by reason of FIRPTA. While ownership of real property in the U.S. is always a USRPI, a loan secured by a mortgage on U.S. real property does not constitute a USRPI unless the amounts payable by the borrower are contingent on the income or receipts of the borrower or the property or otherwise based on the property. Because such contingent interest is not likely to be present in Mortgage Loans to be owned by the Company, the Company believes that it is unlikely that its shares will be USRPIs or that it will derive significant gain from USRPIs, although whether its shares are USRPIs or it derives from USRPIs will depend on the facts as they ultimately develop. If the shares do constitute USRPIs, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

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
    DISPOSITION OF STOCK OF THE COMPANY. Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-United States Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-United States Holders. The Company believes that it is, and it expects to continue to be, a domestically controlled REIT, and therefore that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

    If the Company does not constitute a domestically controlled REIT, a Non-United States Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the Nasdaq National Market, on which the Company expects to list the Series A Preferred Stock) and (ii) the selling Non-United States Holder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

    If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the Non-United States Holder would be subject to the same treatment as a United States Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

    Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-United States Holder in two cases: (i) if the Non-United States Holder's investment in the stock of the Company is effectively connected with a U.S. trade or business conducted by such Non-United States Holder, the Non-United States Holder will be subject to the same treatment as a United States Stockholder with respect to such gain, or (ii) if the Non-United States Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    The Company will report to its stockholders and the IRS the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any.

    UNITED STATES STOCKHOLDERS. Under certain circumstances, a United States Stockholder of Series A Preferred Shares may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Series A Preferred Shares. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A United States Stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a United States Stockholder will be allowed as a credit against such United States Stockholder's United States federal income tax liability and may entitle such United States Stockholder to a refund, provided that the required information is furnished to the IRS.

    FOREIGN STOCKHOLDERS. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-United States Holder, and a Non-United States Holder should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Non-United States Holder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Non-United States Holder will be allowed as a credit against any United States federal income tax liability of such Non-United States Holder. If withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished to the IRS.

OTHER TAX CONSEQUENCES

    The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. The tax laws of the State of California apply the provisions of the Code relating to REITs with certain modifications which will not have a material beneficial nor adverse effect on the Company's ability to operate as a REIT. Prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company. In addition, the Taxpayer Relief Act of 1997 includes several provisions which will liberalize certain of the requirements for qualification as a REIT. However, these provisions will have neither a material beneficial nor adverse effect on the Company's ability to operate as a REIT.

                              ERISA CONSIDERATIONS

GENERAL

    In evaluating the purchase of Series A Preferred Shares, a fiduciary of a qualified profit-sharing, pension or stock bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a "Plan" and collectively, "Plans") should consider (a) whether the ownership of Series A Preferred Shares is in accordance with the documents and instruments governing such Plan; (b) whether the ownership of Series A Preferred Shares is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary's responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code; (c) whether the Company's assets are treated as assets of the Plan; and (d) the need to value the assets of the Plan annually. In addition, the fiduciary of an individual retirement arrangement under Section 408 of the Code (an "IRA") considering the purchase of Series A Preferred Shares should consider whether the ownership of Series A Preferred Shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

    The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. PLANS AND IRAS THAT ARE PROSPECTIVE PURCHASERS OF SERIES A PREFERRED SHARES SHOULD CONSULT WITH AND RELY UPON THEIR OWN ADVISORS IN EVALUATING THESE MATTERS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

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
PLAN ASSET REGULATION

    Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA ("Plan Assets") for purposes of ERISA and the related prohibited transaction provisions of the Code (the "Plan Asset Regulation", 29 C.F.R. Sec.2510.3-101), when a Plan or IRA makes an equity investment in another entity, the underlying assets of the entity will not be considered Plan Assets if the equity interest is a "publicly-offered security."

    For purposes of the Plan Asset Regulation, a "publicly-offered security" is a security that is (a) "freely transferable", (b) part of a class of securities that is "widely held," and (c) sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and part of a class of securities that is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. The Series A Preferred Shares will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act within the time periods specified in the Plan Asset Regulation.

    The Plan Asset Regulation provides that a security is "widely held" only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. The Company expects the Series A Preferred Shares to be "widely held" upon the completion of the Offering.

    The Plan Asset Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Asset Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." The Company believes that any restrictions imposed on the transfer of the Series A Preferred Shares are limited to the restrictions on transfer generally permitted under the Plan Asset Regulation and are not likely to result in the failure of the Series A Preferred Shares to be "freely transferable."

    A Plan should not acquire or hold the Series A Preferred Shares if the Company's underlying assets will be treated as the assets of such Plan. However, the Company believes that under the Plan Asset Regulation, the Series A Preferred Shares should be treated as "publicly-offered securities" and, accordingly, the underlying assets of the Company should not be considered to be assets of any Plan or IRA investing in the Series A Preferred Shares.

EFFECT OF PLAN ASSET STATUS

    ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed above, the assets of the Company under current law do not appear likely to be assets of the Plans receiving Series A Preferred Shares as a result of the Offering. However, if the assets of the Company were deemed to be assets of the Plans under ERISA, certain directors and officers of the Company might be deemed fiduciaries with respect to the Plans that invest in the Company and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

    If the assets of the Company were deemed to be Plan Assets, transactions between the Company and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series A Preferred Shares could be liable as co-fiduciaries for actions taken by the Company that do not conform to the ERISA standards for investments under Part 4 of Title I of ERISA.

PROHIBITED TRANSACTIONS

    Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing the Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things: (a) a sale or exchange, or leasing, of property with a party in interest; (b) a loan or other extension of credit with a party in interest; (c) a transaction involving the furnishing of goods, services or facilities with a party in interest; or (d) a transaction involving the transfer of Plan assets to, or use of Plan assets by or for the benefit of, a party in interest. Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

    If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required to (a) undo the transaction, (b) restore to the Plan any profit realized on the transaction and (c) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

    If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code by reason of the Company engaging in a prohibited transaction with the individual who established an IRA or his beneficiary, the IRA would lose its tax-exempt status. The other penalties for prohibited transactions would not apply.

    Thus, the acquisition of the Series A Preferred Shares by a Plan could result in a prohibited transaction if the Underwriters, the Company, the Bank, SOCAL or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the Series A Preferred Shares were acquired pursuant to and in accordance with one or more "class exemptions" issued by the Department of Labor, such as Prohibited Transaction Class Exemption ("PTCE") 75-1 (an exemption for certain transactions involving employee benefit plans and broker-dealers (such as the Underwriters), reporting dealers and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company's general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

    A Plan should not acquire the Series A Preferred Shares pursuant to the Offering if such acquisition will constitute a non-exempt prohibited transaction.

UNRELATED BUSINESS TAXABLE INCOME

    Plan fiduciaries should also consider the consequences of holding more than 10% of the Series A Preferred Shares if the Company is "predominantly held" by qualified trusts. See "Federal Income Tax Considerations--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders."

                     CERTAIN INFORMATION REGARDING THE BANK

    The following is a summary of certain information regarding the Bank. As an integral part of this Prospectus, a copy of the Bank's Offering Circular filed with the OTS relating to the Bank Preferred Shares to be issued upon the occurrence of an Exchange Event, is attached hereto as Annex I and is incorporated by reference herein. All material information relating to the Bank, including information relating to the Bank's financial position, can be found in the Offering Circular. There has been no material change in the Bank's affairs since the conclusion of the quarter ended June 30, 1997 which has not otherwise been disclosed by the Bank in the Offering Circular. The information provided below is a summary of certain information contained in the Offering Circular attached hereto as Annex I and is qualified in its entirety by the Offering Circular. Capitalized terms used in the section and not defined in the Prospectus have the meanings given to them in the Offering Circular.

    GENERAL. The Bank is a federally chartered savings bank which was originally organized in 1887 under California law and which conducts business from its executive offices located in Los Angeles, California and 19 full-service branch offices located primarily in Los Angeles County as well as Orange and Ventura Counties in Southern California. At June 30, 1997, the Bank had total assets of $1.8 billion, total deposits of $1.3 billion and total stockholder's equity of $84.9 million.

    OWNERSHIP STRUCTURE. The Bank is a wholly owned subsidiary of SOCAL, a Delaware corporation which was organized in 1987 to acquire the Bank in connection with its conversion from mutual to stock form. The common stock of SOCAL is currently (i) 60% owned by the Bishop Estate, (ii) 30% owned by BIL Securities and (iii) 10% owned by Arbur. The preferred stock of SOCAL is owned approximately (i) 67% by the Bishop Estate, (ii) 24.8% by BIL Securities and
(iii) 8.2% by Arbur.

    The following chart sets forth in simplified form the ownership of the common equity of SOCAL, the Bank and the Company.

                                   [GRAPHIC]

    BASIS FOR 1992 RECAPITALIZATION. In connection with SOCAL's acquisition of the Bank in April 1987, the Bank was permitted to include in its regulatory capital $217.5 million of supervisory goodwill which resulted from the acquisition, as well as $79.7 million of goodwill which was recorded under generally accepted accounting principles ("GAAP"). In August 1989, Congress enacted FIRREA which provided, among other things, that savings institutions such as the Bank were no longer permitted to include goodwill in their regulatory capital (subject to a gradual phaseout which expired on December 31, 1994). Consequently, the Bank was required to write off all of its supervisory goodwill, which resulted in the Bank failing to comply with its minimum regulatory capital requirements during 1990 and 1991. The balance of the Bank's GAAP goodwill was written off as unrealizable in 1992. The Bank has sued the U.S.

Government with respect to the required write-off of its supervisory goodwill. See "Business of the Bank-- Legal Proceedings" in the Offering Circular.

    In August 1992, SOCAL issued $48.0 million of senior notes and, after payment of transaction fees and expenses, contributed $43.5 million of the net proceeds from such sale to the Bank (the "1992 recapitalization"). As a result of the 1992 recapitalization, the Bank was able to satisfy its minimum regulatory capital requirements.

    BASIS FOR 1995 RECAPITALIZATION. Notwithstanding the 1992 recapitalization, the Bank continued to recognize significant credit losses due, in large part, to the continued deterioration in the Southern California economy which had begun with the national recession at the start of the decade, together with a decline in market values of real estate resulting in part from the Northridge earthquake of 1994. As the real estate that secured the Bank's mortgage loans decreased in value and as borrowers, particularly developers of, and investors in, residential and commercial real estate, became less able to meet their debt service obligations, non-performing assets and troubled debt restructurings increased dramatically, amounting to $78.7 million or 4.6% of total assets as of December 31, 1994. The high levels of non-performing assets adversely affected the Bank's operations in several respects, including a loss of interest income, increased operating expenses and substantially higher provisions for losses. As a result of the foregoing, during 1994, the Bank again fell out of compliance with its regulatory capital requirements. In May 1995, the present stockholders of SOCAL invested $60.4 million in new debt and equity securities of SOCAL, substantially all of the proceeds of which were contributed to the Bank in order to satisfy the Bank's minimum regulatory capital requirements (the "1995 recapitalization"). Beginning September 30, 1997, SOCAL intends to begin making quarterly interest payments on its senior debt issued in the 1995 recapitalization, which is expected to be funded through dividends from the Bank. See "Use of Proceeds" in the Offering Circular.

    NEW MANAGEMENT AND INITIATIVES. In connection with the 1995 recapitalization, the Bank replaced its former senior managers with a new management team with considerable experience in commercial banking and problem asset rehabilitation. Such individuals include a new President and Chief Executive Officer, a new Executive Vice President and Chief Financial Officer and a new Executive Vice President-- Retail Banking, all of whom worked together at BancFlorida Financial Corp. Mr. Rudolf P. Guenzel, President and Chief Executive Officer of the Bank, was hired by BancFlorida at a time when BancFlorida was experiencing serious financial difficulties with non-performing assets. Under Mr. Guenzel's leadership, BancFlorida returned to profitability and was sold to First Union Corp. in 1994. The price of BancFlorida's common stock increased from a low of $2.375 during the first quarter of 1991 to $30.00 per share, the acquisition price paid by First Union Corp in August 1994. See "Management" in the Offering Circular. The Bank under its new management has changed its name from Southern California Federal Savings and Loan Association to People's Bank of California, reflecting a new emphasis on providing full banking services to its customers. Management has also undertaken a number of initiatives in order to reduce problem assets, reduce operating expenses and the cost of funds and to maximize profitability while limiting interest rate and credit risk. With the California banking market undergoing significant consolidation, management believes that the Bank is positioned to take advantage of acquisition opportunities that will occur in its market area. Highlights of the principal elements of the Bank's business strategy are as follows:

    - REDUCTION OF NON-PERFORMING ASSETS. The Bank reorganized its asset review department, implemented an internal asset review system through the creation of an internal asset review committee and established a credit review department and a special assets department in order to focus on the early identification of potential problem assets and the administration, rehabilitation or liquidation of the Bank's non-performing assets. As a result, non-performing loans and troubled debt restructurings have declined from $68.3 million or 4.0% of total assets at December 31, 1994 to $21.6 million or 1.2% of total assets at June 30, 1997. Because of new management's expertise in resolving problem assets, the Bank has taken an aggressive approach in resolving its non-performing assets, including converting non-performing loans into real estate owned whenever such a strategy, in the opinion of management, provides a more efficient alternative to avoid further losses. As a result of these actions, real estate owned has increased during the same period from $10.5 million at December 31, 1994 to $22.8 million at June 30, 1997. Net charge-offs during this period amounted to $7.1 million, $11.2 million and $5.3 million during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, as management, upon transfer of loans to real estate owned, charged-off specific valuation allowances which had previously been established through increased provisions for loan losses in prior periods. Total non-performing assets and troubled debt restructurings have declined from $78.7 million at December 31, 1994 to $44.4 million at June 30, 1997. Decreases in the Bank's non-performing assets have resulted in reductions in provisions for loan losses, which have contributed to improved operating results. During the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank recognized net earnings of $6.9 million and $13.6 million, respectively. See "Business of the Bank--Non-Performing Assets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Offering Circular.

    - REDUCTION OF OPERATING EXPENSES. The Bank has significantly reduced operating expenses through staff reductions and the consolidation of certain operations. From December 31, 1994 through June 30, 1997, the Bank experienced a net reduction of 60 employees. In addition, due to the high operating expenses incurred by the Bank in servicing its Residential Mortgage Loans, the sale of a substantial portion of the Bank's residential loan servicing which was completed during the first quarter of 1997 is expected to result in further cost savings. Management believed that such cost savings, coupled with the reinvestment opportunity associated with the sale proceeds, would be more profitable to the Bank than retention of such servicing. The ratio of the Bank's operating expenses to average total assets has steadily decreased, from 2.14% during the year ended December 31, 1994 to 1.61% and 1.56% during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Despite the Bank's recent cost-cutting efforts, management believes that it has significant operating leverage and, therefore, continued incremental growth will not cause the Bank's operating expenses to increase by a corresponding amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Offering Circular.

    - REDUCTION OF FUNDING COSTS. Prior to 1995, the Bank relied to a large extent on wholesale sources of funds, such as non-retail jumbo certificates of deposits and Federal Home Loan Bank ("FHLB") advances, which resulted in a high cost of funds and reduced margins. The Bank has reduced its overall cost of funds by promoting retail deposit growth (particularly transaction accounts) and by allowing its non-retail jumbo certificates of deposit to run off as they mature. In addition, new management has replaced higher cost short-term FHLB advances with lower cost reverse repurchase agreements. As a result of the foregoing, the Bank's transactional accounts (passbook, NOW and money market accounts) have increased from $183.2 million or 13.2% of total deposits at December 31, 1994 to $339.8 million or 25.9% of total deposits at June 30, 1997. Over such period, non-retail jumbo certificates of deposit declined from $122.2 million to $3.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Offering Circular.

    - INCREASED INVESTMENT IN MORTGAGE-BACKED SECURITIES. Since June 1995, the Bank has significantly increased its investment in adjustable rate U.S. Government agency mortgage-backed securities. Mortgage-backed securities increase the credit quality of the Bank's assets by virtue of the insurance or guarantees of federal agencies that back them, require less capital under risk-based regulatory capital requirements than non-insured or non-guaranteed mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank. In addition, the adjustable rate nature of the loans underlying such securities has assisted the Bank in managing its interest rate risk exposure. At June 30, 1997, the Bank held $578.5 million of mortgage-backed securities, $331.4 million of which were secured by loans with adjustable rates. See "Business of the Bank-- Investment Activities" in the Offering Circular.

    - EXPANSION OF COMMERCIAL AND CONSUMER LENDING. The Bank has hired individuals with significant expertise in commercial and consumer lending and, since August 1996, has increased its commercial business and consumer loan originations. During the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank originated in the aggregate $10.3 million and $9.8 million of commercial business and consumer loans, which amounted to 23.8%, and 15.8% of total loan originations, respectively. Management intends to continue to place increased emphasis on building these portfolios. Commercial business and consumer loans generally have shorter terms and higher interest rates than single-family residential loans but are generally considered to have a higher level of credit risk. See "Risk Factors-- Multi-Family Residential, Commercial Real Estate, Commercial Business and Consumer Lending" and "Business of the Bank--Lending Activities" in the Offering Circular.

    - ASSET GROWTH AND ACQUISITIONS. The Bank has and will continue to pursue a policy of utilizing its existing infrastructure to grow its loan and securities portfolios as well as its retail franchise. The Bank opened a new de novo branch office in Buena Park, California in November 1995 and a branch office facility in Los Angeles, California in April 1996. The Bank will also consider acquisition opportunities when it perceives that they are advantageous to the Bank.

    As a result of the Offering, the Bank expects to receive $29.0 million in net proceeds which it intends to initially leverage through the purchase of U.S. Government agency and mortgage-backed securities or wholesale single-family residential loans funded primarily through securities sold under agreements to repurchase. See "Use of Proceeds" in the Offering Circular. Management believes that leveraging the proceeds raised in the Offering will permit the Bank to accelerate the utilization of its existing net operating loss carryforwards on a going forward basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Taxation" in the Offering Circular.

    The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the OTS, as its chartering authority and primary regulator, and by the FDIC, which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. The Bank is a member of the FHLB of San Francisco, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Federal Reserve Board governing reserves required to be maintained against deposits and certain other matters. See "Regulation" in the Offering Circular.

    The Bank's principal executive offices are located at 5900 Wilshire Boulevard, Los Angeles, California 90036, and the telephone number is (213) 938-6300.

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE BANK
                             (DOLLARS IN THOUSANDS)

    The following selected historical consolidated financial data for the five years ended December 31, 1996 is derived in part from the audited consolidated financial statements of the Bank. The historical consolidated financial data for the six months ended June 30, 1997 and 1996 is derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which management of the Bank considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1997. The selected historical consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of the Bank, including the related notes, included elsewhere herein.

                                                                                    DECEMBER 31,
                                                     JUNE 30,   -----------------------------------------------------
                                                       1997       1996       1995       1994       1993       1992
                                                     ---------  ---------  ---------  ---------  ---------  ---------
SELECTED FINANCIAL CONDITION DATA:
  Total assets.....................................  $1,820,333 $1,747,871 $1,579,751 $1,720,293 $1,829,228 $2,046,644
  Cash and cash equivalents........................     13,388     14,673      7,249     10,960     18,481     13,022
  Federal funds sold...............................      3,335      7,200     11,800         --         --         --
  Securities purchased under agreements to
    resell.........................................         --         --     35,000         --         --         --
  Securities available-for-sale....................    617,038    502,301    241,645      7,677     55,477     35,253
  Loans held for sale..............................         --         --         --     28,946      5,500      1,396
  Mortgage-backed securities held-to-maturity......     10,375     10,971         --    304,620    306,530         --
  Loans receivable, net............................  1,102,381  1,141,707  1,228,152  1,306,057  1,346,498  1,442,624
  Real estate held for investment and sale, net....     24,737     22,561     16,288     17,514     36,398     43,854
  Deposits.........................................  1,314,036  1,371,243  1,473,318  1,384,218  1,388,818  1,606,643
  Securities sold under agreements to repurchase...    331,358    192,433         --         --     46,985    162,218
  FHLB advances....................................     80,000     80,000     31,746    310,000    314,000    187,000
  Total non-performing assets and troubled debt
    restructurings(1)..............................     44,393     46,218     52,640     78,737     76,951     71,603
  Stockholder's equity(2)..........................     84,918     76,610     67,449     17,348     67,740     76,114

                                     AT OR FOR THE
                                    SIX MONTHS ENDED
                                        JUNE 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                  --------------------  -----------------------------------------------------
                                    1997       1996       1996       1995       1994       1993       1992
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
SELECTED OPERATING DATA:
  Interest, fees and dividend
    income......................  $  61,418  $  60,926  $ 122,896  $ 122,926  $ 116,261  $ 134,923  $ 164,746
  Interest expense..............     44,578     44,204     89,631     94,994     88,238    100,899    127,106
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income...........     16,840     16,722     33,265     27,932     28,023     34,024     37,640
  Provision for losses..........        655      2,213      2,884      8,823     24,443     13,059     14,032
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net interest income after
    provision for losses........     16,185     14,509     30,381     19,109      3,580     20,965     23,608
  Gain on mortgage-backed
    securities sales, net.......        122      3,600      3,638        641        485        901      1,705
  Gain (loss)on loan and
    servicing sales, net........      3,413        (53)       (53)      (166)     2,712      2,537      2,380
  Income (loss) from other real
    estate operations, net......        112       (197)     1,946     (2,067)    (5,398)      (180)     2,056
  Other noninterest income......      1,197      1,257      2,593      2,095      2,328      6,272      3,070
  Operating expenses............     14,110     13,171     27,923     30,906     40,878     41,202     36,666
  Goodwill write-off............         --         --         --         --         --         --     53,105
  Earnings (loss) before income
    tax provision (benefit).....      6,919      5,945     10,582    (11,294)   (37,171)   (10,707)   (56,952)
  Income tax provision
    (benefit)...................         --          5     (3,016)    (2,646)    11,356     (1,200)        --
  Cumulative effect (benefit) of
    change in accounting
    principle...................         --         --         --         --         --         --    (12,570)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net earnings (loss)...........  $   6,919  $   5,940  $  13,598  $  (8,648) $ (48,527) $  (9,507) $ (44,382)
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                     AT OR FOR THE
                                    SIX MONTHS ENDED
                                        JUNE 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                  --------------------  -----------------------------------------------------
                                    1997       1996       1996       1995       1994       1993       1992
                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
KEY OPERATING RATIOS:
PERFORMANCE RATIOS(3):
  Return on assets..............       0.77%      0.69%      0.78%     (0.49)%     (2.54)%     (0.48)%     (2.06)%
  Return on equity..............      17.57      17.66      20.20     (16.73)    (89.49)    (12.76)    (55.20)
  Interest-earning assets to
    interest-bearing
    liabilities.................     101.24     101.21     100.91     100.97      99.69      99.63      99.15
  Interest rate spread(4).......       1.87       1.93       1.94       1.57       1.54       1.81       1.90
  Net interest margin(4)........       1.92       1.99       1.99       1.62       1.53       1.80       1.85
  Operating expenses to
    assets......................       1.56       1.53       1.61       1.75       2.14       2.07       1.70

ASSET QUALITY RATIOS:
  Non-performing loans as a
    percent of loans, net.......       1.27       1.76       1.60       2.90       2.10       2.86       1.98
  Non-performing assets as a
    percent of total
    assets(1)...................       2.03       2.97       2.21       2.94       2.21       3.83       3.29
  Non-performing assets and
    troubled debt restructurings
    as a percent of total
    assets(1)...................       2.44       3.38       2.64       3.33       4.58       4.21       3.50

  Allowance for loan losses as a
    percent of loans, net.......       1.69       2.22       2.04       2.57       2.28       1.52       1.28
  Allowance for loan losses as a
    percent of non-performing
    loans and troubled debt
    restructurings(1)...........      86.64      94.41      90.30      75.67      43.66      44.99      56.18
  Net charge-offs to average
    loans, net..................       0.47       0.64       0.95       0.55       0.95       0.45       0.56

BANK'S REGULATORY CAPITAL
  RATIOS(5):
  Core leverage capital ratio...       4.76       4.20       4.57       4.18       1.08       4.21       4.49
  Tier 1 capital ratio..........       9.65       8.14       9.15       7.56       2.01       7.41       8.35
  Total risk-based capital
    ratio.......................      10.91       9.01      10.38       8.43       2.76       8.58       9.30

------------------------------

(1) Nonperforming assets consist of nonaccrual loans and real estate owned. Nonaccrual loans are loans that the Bank has removed from accrual status because the loans are 90 or more days delinquent as to principal and/or interest or, in management's opinion, full collectibility of the loan is in doubt. Real estate owned consists of real estate acquired in settlement of loans. A loan is considered a troubled debt restructuring if, as a result of the borrower's financial condition, the Bank has agreed to modify the loan by accepting below market terms either by granting an interest rate concession or by deferring principal or interest payments. As used in this table, the term "troubled debt restructuring" means a restructured loan on accrual status. Troubled debt restructurings on nonaccrual status are reported in the nonaccrual loan category.

(2) At June 30, 1997 and December 31, 1996 and 1995, stockholder's equity is net of $4.4 million, $6.1 million and $1.6 million of unrealized losses on securities available-for-sale, respectively.

(3) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods, except for 1993 and 1992 which use average monthly balances. Operating data are annualized where appropriate.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) For information on the Bank's regulatory capital requirements, see "--Risk Factors and Other Considerations--Regulatory Capital Levels" herein and "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements" in the Offering Circular.

RISK FACTORS AND OTHER CONSIDERATIONS

    Because of the potential for the Automatic Exchange, the purchase of the Series A Preferred Shares involves a high degree of risk with respect to the performance and capital levels of the Bank. Prospective investors in the Series A Preferred Shares should carefully consider the following risk factors and the other information set forth in the Offering Circular relating to the Bank before deciding whether to invest in such shares.

    EFFECT OF AN INCREASE IN INTEREST RATES ON OPERATING RESULTS. The Bank's operating results depend to a large extent on its net interest income, which is the difference between the interest the Bank receives from its loans, securities and other assets and the interest the Bank pays on its deposits and other liabilities. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, international disorders and other factors beyond the control of the Bank may affect interest rates. If generally prevailing interest rates increase, the "net interest spread" of the Bank, which is the difference between the rates of interest earned and the rates of interest paid by the Bank, is likely to contract, resulting in less net interest income.

    Although the Bank pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, the Bank's liabilities have shorter terms and are more interest-sensitive than its assets. At June 30, 1997, the Bank's one-year interest-sensitivity "gap" (the sum of all interest earning assets to be re-priced within one year minus all interest-bearing liabilities to be re-priced within one year, as a percentage of total assets) was a negative 8.01%. As a result of its gap position, the Bank's net interest spread will narrow, and its operating results will be adversely affected, during periods of rising market interest rates if the Bank is unable to reduce its gap. There can be no assurance that the Bank will be able to adjust its gap sufficiently to offset any negative effect of changing market interest rates.

    REGULATORY CAPITAL LEVELS. As a federal savings association, the Bank is subject to minimum capital requirements prescribed by federal statute and OTS regulations. At June 30, 1997, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, with core, tier 1 risk-based and total risk-based regulatory capital ratios of 4.76%, 9.65% and 10.91%, respectively, compared to the regulatory requirements of 3.00%, 4.00% and 8.00%, respectively.

    The OTS' prompt corrective action regulations establish five capital categories for thrift institutions: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. These categories are determined for the supervisory purposes of Section 38 of the Federal Deposit Insurance Act (which establishes a system of mandatory and discretionary supervisory actions which generally become more severe as capital levels decline) and may not necessarily constitute an accurate measure of the Bank's current overall financial condition or its future prospects. A thrift generally will be considered "well capitalized" if it has a core capital (or leverage) ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%. A thrift generally will be considered "adequately capitalized" if it has a core capital (or leverage) ratio of at least 4.0%, a Tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. The Bank's core (or leverage), Tier 1 risk-based and total risk-based capital ratios at June 30, 1997 exceeded the capital ratios established for "adequately capitalized" institutions. The OTS has the discretion to reclassify an institution from "well capitalized" to "adequately capitalized" and to treat an "adequately capitalized" institution as an "undercapitalized" institution for purposes of the prompt corrective action regulations (including imposing restrictions on the payment of dividends) if, after notice and an opportunity for a hearing, the OTS determines that the institution (i) is in an unsafe or unsound condition or (ii) has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity. See "Regulation--Regulation of Federal Savings Banks-- Regulatory Capital Requirements" in the Offering Circular.

    AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS. As of December 31, 1996, the Bank had federal tax net operating loss carryforwards of approximately $146.7 million that is available to be carried forward to offset against its taxable income in future years. However, if the Bank undergoes an "ownership change" in a future year as a result of transactions unrelated to the Offering, the Bank would be severely limited in its ability to offset its federal taxable income and federal tax liability with its net operating losses from the period prior to the ownership change. See "Taxation" in the Offering Circular.

    RISKS RELATING TO ELIMINATION OF THRIFT CHARTER. During the past few years, Congress has been considering legislation in various forms that would require federal thrifts, like the Bank, to convert their charters to national or state bank charters. Recent legislation requires the merger of the Bank Insurance Fund ("BIF") and the SAIF into a single deposit insurance fund on January 1, 1999 but only if the thrift charter is eliminated by that date. In the absence of appropriate "grandfather" provisions, legislation eliminating the thrift charter could have a material adverse effect on the Bank. The Bank cannot determine whether, or in what form, such legislation will eventually be enacted and there can be no assurance that any such legislation that is enacted will contain adequate grandfather rights for the Bank.

    On October 16, 1996, the FDIC lowered the rates on SAIF-assessable deposits. The rule established SAIF rates ranging from 0 to 27 basis points as of October 1, 1996. However, as a result of the Bank's financial condition, the Bank made application to the FDIC for an exemption from paying a one-time special assessment, which exemption was approved on October 5, 1996. As a result, the Bank was exempt from paying this special one-time assessment. Instead, the Bank will continue to pay future assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995. Therefore, as of June 30, 1997, the Bank's annual assessment for deposit insurance was 30 basis points of insured deposits as opposed to 6.4 basis points of insured deposits (which is the rate which applies to the highest rated savings institutions). See "Regulation--Regulation of Federal Savings Banks--FDIC Assessments" in the Offering Circular.

    ABSENCE OF A PUBLIC MARKET FOR BANK PREFERRED SHARES. If Bank Preferred Shares are issued, the Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the Nasdaq System. There can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares or that an active public market for the Bank Preferred Shares would develop or be maintained.

    RESTRICTIONS ON BANK DIVIDENDS. If the Automatic Exchange occurs and the Bank has not been placed into conservatorship or receivership, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares as long as the Bank remains "undercapitalized" for purposes of the OTS prompt corrective action regulations or the OTS anticipates the Bank being "undercapitalized" in the near term. The prompt corrective action regulations prohibit thrift institutions such as the Bank from making "capital distributions" (defined to include a cash distribution) unless the institution is at least "adequately capitalized" after the distribution.

    However, if the Automatic Exchange occurs after the Bank has been placed into conservatorship or receivership, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement dated September 30, 1997 (the "Underwriting Agreement") among the Company, the Bank and Sandler O'Neill & Partners, L.P., as representative (the "Representative") of the underwriters named herein (the "Underwriters"), the Company has agreed that the Company will sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the number of shares set forth opposite their names below:

                                                                                   NUMBER OF
NAME                                                                                 SHARES
---------------------------------------------------------------------------------  ----------
Sandler O'Neill & Partners, L.P..................................................     540,000
Dain Bosworth Incorporated.......................................................     100,000
Everen Securities, Inc...........................................................     100,000
Roney & Co., LLC.................................................................     100,000
Sands Brothers & Co., Ltd........................................................     100,000
Sutro & Co. Incorporated.........................................................     100,000
Van Kasper & Company.............................................................     100,000
Wedbush Morgan Securities........................................................     100,000
                                                                                   ----------
                                                                                    1,240,000
                                                                                   ----------
                                                                                   ----------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Series A Preferred Shares offered hereby, if any are taken.

    The Underwriters propose initially to offer the Series A Preferred Shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at such price less a concession of $.50 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.20 per share to certain brokers and dealers. After the Series A Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 186,000 additional Series A Preferred Shares solely to cover over-allotments, if any. The Company has agreed to pay certain expenses of the Underwriters in connection with the Offering, including without limitation, the Underwriters' legal fees and expenses, travel costs and other fees and expenses incident to the performance of the Underwriters' obligations under the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Underwriters' legal fees and all other expenses of the Underwriters to be paid by the Company and the Bank shall not exceed $200,000 in the aggregate.

    The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Series A Preferred Shares or which are convertible or exchangeable into securities which are substantially similar to the Series A Preferred Shares without the prior written consent of the Representative, except for the Series A Preferred Shares offered in connection with the Offering.

    Prior to the Offering, there has been no public market for the Series A Preferred Shares. The initial public offering price was determined by negotiations between the Company and the Representative. Among the factors considered in determining the initial public offering price of the Series A Preferred Shares, in addition to prevailing market conditions, were the estimate of the business potential and earnings prospects of the Company, an assessment of the Company's management, limitations on the voting rights of the Series A Preferred Shares, the consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed to be relevant.

    The Company has received approval to list the Series A Preferred Shares, subject to official notice of issuance, on the Nasdaq National Market. The Representative has advised the Company that it intends to make a market in the Series A Preferred Shares prior to commencement of trading on the Nasdaq National Market, but is not obligated to do so and may discontinue any such market making at any time without notice.

    The Company and the Bank have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Until the distribution of the Series A Preferred Shares is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Series A Preferred Shares. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Series A Preferred Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Shares.

    If the Underwriters create a short position in the Series A Preferred Shares in connection with the Offering, i.e., if they sell a greater aggregate principal amount of Series A Preferred Shares than is set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Series A Preferred Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase Series A Preferred Shares in the open market to reduce the selling group members' short position or to stabilize the price of the Series A Preferred Shares, they may reclaim the amount of the selling concession from the selling group members who sold those Series A Preferred Shares as part of the Offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series A Preferred Shares. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Underwriters and dealers may engage in passive market making transactions in the Series A Preferred Shares in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Series A Preferred Shares at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Series A Preferred Shares during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Series A Preferred Shares above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    The Representative has provided from time to time, and expects to provide in the future, investment banking services to affiliates of the Company, for which the Representative has received or will receive customary fees and commissions.

                                    EXPERTS

    The balance sheet of Peoples Preferred Capital Corporation as of July 3, 1997 has been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             CERTAIN LEGAL MATTERS

    The validity of the Series A Preferred Shares offered hereby and certain other legal and certain tax matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Elias, Matz, Tiernan & Herrick, L.L.P., Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) on Form S-11 (the "Registration Statement") under the Securities Act, with respect to the Series A Preferred Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information regarding the Company and the Series A Preferred Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto.

    The Registration Statement and the exhibits forming a part thereof filed by the Company with the Commission can be inspected at and copies can be obtained from the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the following regional offices of the Commission:
7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    The Articles of Incorporation provide that the Company shall maintain its status as a reporting company under the Exchange Act for so long as any of the Series A Preferred Shares are outstanding.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request to People's Bank of California, 5900 Wilshire Boulevard, Los Angeles, California 90036,
Attention: Corporate Secretary, telephone number (213) 938-6300.

    The Company's Articles of Incorporation provide that the Company shall maintain its status as a reporting company under the Exchange Act for as long as the Series A Preferred Shares are outstanding, and pursuant thereto, the Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                                    GLOSSARY

    "Administration Action" means any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) relating to the Tax Event.

    "Advisor" means the Bank in its role as advisor under the Advisory
Agreement.

    "Advisory Agreement" means the agreement between the Bank and the Company pursuant to which the Bank will, among other things (i) administer the day-to-day operations of the Company, (ii) monitor the credit quality of the Mortgage Assets and Other Authorized Investments held by the Company and (iii) advise the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets and Other Authorized Investments.

    "Applicable Premium" means an amount equal to (A) the present value of (l) the dividends that would be payable on the Series A Preferred Shares in respect of the period from the date fixed for redemption through October 15, 2002 (assuming all such dividends were to be authorized and declared) plus (2) $25.00 (assuming such $25.00 is paid on October 15, 2002), computed using a discount rate equal to the Treasury Rate plus 75 basis points, divided by (B) $25.00.

    "Articles of Incorporation" means the Articles of Incorporation of the Company.

    "Automatic Exchange" means the automatic exchange on a share-for-share basis of Series A Preferred Shares for Bank Preferred Shares upon the occurrence of the Exchange Event.

    "Bank" means People's Bank of California, a thrift institution organized under the laws of the United States, and the parent of the Company.

    "Bank Preferred Shares" means the newly issued series of preferred stock of the Bank for which the Series A Preferred Shares will be exchanged automatically upon the occurrence of an Exchange Event.

    "Board of Directors" means the board of directors of the Company.

    "Bylaws" means the bylaws of the Company.

    "Change of Control" shall have the meaning set forth in "Description of Series A Preferred Shares-- Redemption."

    "Classified" means a loan which, for financial institution regulatory purposes, is designated as "substandard", "doubtful" or "loss." For such purposes, a substandard asset is one that is deemed inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any, because the asset has a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. An asset classified as doubtful has all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets classified as loss are considered uncollectible.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commercial Mortgage Loan" means a whole loan secured by a first mortgage or deed of trust on a multi-family residential or commercial real estate property.

    "Commercial Mortgage Purchase Agreement" means the Commercial Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank.

    "Commercial Servicing Agreement" means the servicing agreement entered into by the Company and the Bank with respect to the Commercial Mortgage Loans.

    "Commission" means the United States Securities and Exchange Commission.

    "Common Stock" means the common stock, par value $0.01 per share, of the Company.

    "Company" means People's Preferred Capital Corporation, a Maryland corporation.

    "Directive" means the writing issued by the appropriate regulatory agency directing the Automatic Exchange.

    "Dividend Payment Date" means each quarterly date upon which dividends are paid by the Company to the holders of the Series A Preferred Shares.

    "Dividend Period" means any quarterly dividend period.

    "DOL" means the United States Department of Labor.

    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    "Excess Shares" means the shares of any class or series of Preferred Stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Exchange Event" means the appropriate federal regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term.

    "FDIC" means the Federal Deposit Insurance Corporation.

    "FDICIA" means the Federal Deposit Insurance Corporation Improvement Act of 1991.

    "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

    "FHLMC" means the Federal Home Loan Mortgage Corporation.

    "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

    "Five or Fewer Test" means the Code requirement that not more than 50% in value of the Company's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code).

    "FNMA" means Fannie Mae.

    "HOLA" means the Home Owners' Loan Act, as amended.

    "Independent Directors" means the members of the Board of Directors who are not current directors, officers or employees of the Company, SOCAL, the Bank or any affiliate of the Bank.

    "Initial Dividend Period" means the first Dividend Period.

    "Initial Portfolio" means the initial portfolio of Mortgage Loans purchased by the Company from the Bank.

    "Interested Stockholder" means any person who beneficially owns, directly or indirectly, 10% or more of the aggregate voting power of a Maryland corporation.

    "Investment Company Act" means the Investment Company Act of 1940, as amended.

    "IRA" means an individual retirement arrangement under Section 408 of the Code.

    "IRS" means the United States Internal Revenue Service.

    "Junior Stock" means Common Stock and all other classes and series of stock which rank below the Series A Preferred Shares as to dividend rights and rights upon liquidation, winding up or dissolution.

    "Loan-to-Value Ratio" means, with respect to any Mortgage Loan, the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the mortgaged property underlying such Mortgage Loan and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

    "MGCL" means the Maryland General Corporation Law.

    "Mortgage Assets" means real estate mortgage assets.

    "Mortgage-Backed Securities" means securities either issued or guaranteed by agencies of the Federal government or government sponsored agencies or that are rated by at least one nationally recognized independent rating organization and that represent interests in or obligations backed by pools of Mortgage Loans.

    "Mortgage Loans" means whole loans secured by single-family (one- to four-unit) residential, multi-family or commercial real estate properties.

    "Mortgage Loan Schedule" means the schedule of the Mortgage Loans in the Initial Portfolio appearing as an exhibit to the Residential Mortgage Purchase Agreement and the Commercial Mortgage Purchase Agreement.

    "Nonaccrual Status" means a loan on which, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the loan agreement or on which the principal or interest is past due 90 days or more and collateral, if any, is insufficient to cover principal and interest.

    "Non-United States Holder" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) non-resident alien individuals, (ii) foreign corporations and foreign partnerships or (iii) foreign trusts and estates.

    "Offering" means the offering of Series A Preferred Shares pursuant to the Prospectus.

    "Offering Circular" means the offering circular contained in the registration statement on Form OC pursuant to which the Bank Preferred Shares are being registered with the OTS.

    "One Hundred Persons Test" means the Code requirement that the capital stock of the Company be owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

    "Other Authorized Investments" means non-mortgage-related securities authorized by Section 856(c)(5)(B) of the Code, in an amount which shall not exceed 20% of the value of the Company's total assets. Non-mortgage related security is defined in the Investment Company Act. Under the Investment Company Act, the term "security" means, in part, any note, stock, treasury stock, debenture, evidence of indebtedness, or certificate of interest or participation in any profit sharing agreement or a group or index of securities.

    "OTS" means the Office of Thrift Supervision, Department of the Treasury.

    "Ownership Limit" means the provisions in the Company's Articles of Incorporation limiting, subject to certain exceptions, any person from owning (including shares deemed to be owned by attribution provisions of the Code) more than 7.5% of the aggregate initial liquidation value of the issued and outstanding shares of Preferred Stock, including the Series A Preferred Shares.

    "Parity Stock" means any class and series of equity securities of the Company expressly designated at being on a parity with the Series A Preferred Shares as to dividend rights and rights upon liquidation, winding up or dissolution.

    "Plan" means a pension, profit-sharing, retirement or other employee benefit plan.

    "Plan Asset Regulation" means the DOL regulations determining the assets of a Plan for purposes of ERISA and the related prohibited transaction excise tax provisions of the Code.

    "Preferred Stock" means preferred stock, par value $.01 per share, of the Company.

    "Prospectus" means this prospectus, as the same may be amended.

    "Registration Statement" means the registration statement filed by the Company with the Commission on Form S-11 with respect to the Series A Preferred Shares.

    "REIT" means a real estate investment trust as defined pursuant to the REIT Provisions, or any successor provisions thereof.

    "REIT Provisions" and "REIT Requirements" means Sections 856 through 860 of the Code and the applicable Treasury Regulations.

    "REIT taxable income" means the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) it may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded and (iv) certain other adjustments are made.

    "Residential Mortgage Loan" means a whole loan secured by a first mortgage or deed of trust on a single-family (one-to four-unit) residential real estate property.

    "Residential Mortgage Purchase Agreement" means the Residential Mortgage Loan Purchase and Warranties Agreement between the Company and the Bank.

    "Residential Servicing Agreements" means the Initial Residential Servicing Agreement and the Forward Production Servicing Purchase and Sale Agreement entered into by the Bank and the Servicing Agent with respect to the Residential Mortgage Loans.

    "Residential Assumption Servicing Agreement" means the agreement between the Company, the Bank and the Servicing Agent pursuant to which the Servicing Agent shall service the Residential Mortgage Loans sold by the Bank to the Company in the Initial Portfolio as well as any additional Residential Mortgage Loans sold by the Bank to the Company in the future where the Servicing Agent services such loans for the Bank.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Senior Stock" means any class and series of securities of the Company expressly designated as being senior to the Series A Preferred Shares.

    "Series A Preferred Shares" means the shares of Preferred Stock of the Company offered hereby.

    "Servicer" or "Servicers" means the Bank in its role as Servicer of the Commercial Mortgage Loans under the Commercial Servicing Agreement and the Servicing Agent in its role as Servicer of the Residential Mortgage Loans under the Residential Servicing Agreements.

    "Servicing Agent" means Temple Inland Mortgage Corporation, a Nevada corporation.

    "Servicing Agreements" means the servicing agreements entered into by the Company with respect to the Residential Mortgage Loans and the Commercial Mortgage Loans.

    "7/23 step rate loan" means a Residential Mortgage Loan that has an initial fixed-rate of interest for the first seven years (i.e., 84 monthly payments) and adjusts once thereafter to a rate which applies for the remaining 23 years (i.e., 286 monthly payments) equal to 150 basis points above the FNMA 30 year commitment rate for delivery as of a date specified in the related mortgage note.

    "SOCAL" means SoCal Holdings, Inc., a Delaware corporation and the parent of the Bank.

    "Significant Stockholders" mean the Bishop Estate, BIL Securities and Arbur, or any entity controlled, directly, or indirectly by the Bishop Estate, BIL Securities and Arbur, or their respective successors. Furthermore, any Person which owns or is deemed to own shares of the Company by reason of the attribution of shares of the Company (under certain attribution provisions of the Code) to a Significant Stockholder shall be treated as a Significant Stockholder.

    "Tax Event" means the receipt by the Company of an opinion of a law firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation,
(ii) any Administrative Action or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision or any interpretation or pronouncement that provides for a position with respect to such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends payable by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges as a result of dividends paid or to be paid by the Company.

    "TIN" means Taxpayer Identification Number.

    "Time of Exchange" means the time at which the Automatic Exchange occurs, deemed to be as of 8:00 a.m. Eastern Time on the date for such exchange set forth in the Directive, or, if such date is not set forth in the Directive, as of 8:00 a.m. Eastern Time on the earliest possible date such exchange could occur consistent with the Directive.

    "Treasury Regulations" means the income tax regulations promulgated under the Code.

    "Underwriters" means underwriter to which the Company will sell the Series A Preferred Shares pursuant to the terms of the Underwriting Agreement.

    "Underwriting Agreement" means the underwriting agreement by and among the Company, the Bank and the Underwriters.

    "United States Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) citizens or residents of the United States, (ii) corporations, partnerships, or other entities created or organized in or under the laws of the United States or of any political subdivisions thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

    "USRPI" means United States real property interest.

                          INDEX TO FINANCIAL STATEMENT
                     PEOPLE'S PREFERRED CAPITAL CORPORATION

Independent Auditors' Report..........................................................        F-2

Balance Sheet.........................................................................        F-3

Note to Financial Statement...........................................................        F-4

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
People's Preferred Capital Corporation

    We have audited the accompanying balance sheet of People's Preferred Capital Corporation (the "Company") as of July 3, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of People's Preferred Capital Corporation as of July 3, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
July 7, 1997

                     PEOPLE'S PREFERRED CAPITAL CORPORATION

                                 BALANCE SHEET

                                  JULY 3, 1997

ASSETS
  Cash...............................................................................  $     100
                                                                                       ---------
                                                                                       ---------
STOCKHOLDER'S EQUITY
  Common Stock, par value $0.01 per share,
    10,000 shares authorized and issued and outstanding..............................  $     100
                                                                                       ---------
                                                                                       ---------

                    See accompanying Note to Balance Sheet.

                     PEOPLE'S PREFERRED CAPITAL CORPORATION

                             NOTE TO BALANCE SHEET

1. ORGANIZATION

    People's Preferred Capital Corporation (the "Company"), a wholly-owned subsidiary of People's Bank of California (the "Bank"), was incorporated on June 19, 1997 in the State of Maryland.

    The Company intends to invest in mortgage-related and other qualified assets financed by common and preferred stock offerings and expects to generate income for distribution to its future preferred and common stockholders primarily from the net interest income derived from its investments in mortgage-related and other qualified assets. The Company intends to purchase these mortgage-related and other qualified assets primarily from the Bank and its affiliates at their estimated fair values. These assets will be recorded in the Company's financial statements at the Bank's historical cost basis which will approximate their estimated fair values. The Company intends to operate in a manner that permits it to elect, and it intends to elect, to be subject to tax as a real estate investment trust for federal income tax purposes. The Company has not had any operations as of July 3, 1997.

    The Company intends to sell preferred stock in an underwritten public offering. The cost of this public offering will be paid by the Company out of additional capital contributions by the Bank. If the public offering is not consummated, the Bank will pay all offering costs.

                                                                         ANNEX I

OFFERING CIRCULAR

                                1,240,000 SHARES(1)

                          PEOPLE'S BANK OF CALIFORNIA
         9.75% NONCUMULATIVE (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                                PREFERRED STOCK

    People's Bank of California (formerly Southern California Federal Savings and Loan Association) (the "Bank"), is hereby offering 1,240,000 shares of its % Noncumulative Preferred Stock, liquidation preference $25.00 per share (the "Bank Preferred Shares"). The Bank Preferred Shares are to be issued, if ever, in connection with an exchange of the 9.75% Noncumulative Exchangeable Preferred Stock, Series A (the "Series A Preferred Shares") of People's Preferred Capital Corporation (the "Company"), all the common stock of which is owned by the Bank. Any accrued and unpaid dividends on the Series A Preferred Shares at the time of the exchange will be deemed to be accrued and unpaid dividends on the Bank Preferred Shares. Dividends on the Bank Preferred Shares are payable at the rate of 9.75% per annum of the initial liquidation preference (an amount equal to $2.4375 per annum per share), if, when and as declared by the Board of Directors of the Bank. Dividends are not cumulative and, if declared, are payable quarterly in arrears. If no dividend is declared on the Bank Preferred Shares by the Bank for a dividend period, holders of the Bank Preferred Shares will have no right to receive a dividend for that period. The Bank's ability to pay cash dividends is subject to regulatory and other restrictions.

    Except in the case of a Change of Control (as defined herein), the Bank may not redeem the Bank Preferred Shares prior to October 15, 2002. On and after October 15, 2002, the Bank Preferred Shares may be redeemed for cash at the option of the Bank, in whole or in part, at the redemption price of $25.00 per share, plus declared and unpaid dividends, if any, thereon without interest. Upon a Change of Control, the Bank Preferred Shares are redeemable on or prior to October 15, 2002, at the option of the Bank or its successor or any acquiring or resulting entity with respect to the Bank (including by any parent or subsidiary of the Bank or any such successor or any such acquiring or resulting entity), as applicable, in whole, but not in part, at a price per share equal to
(i) $25.00, plus (ii) an amount equal to the declared and unpaid dividends, if any, to the date fixed for redemption, without interest, and, without duplication, an additional amount equal to the amount of dividends that would be payable on the Bank Preferred Shares in respect of the period from the first day of the dividend period in which the date fixed for redemption occurs to the date fixed for redemption (assuming all such dividends were to be declared), plus
(iii) the Applicable Premium (as defined herein). Any redemption of Bank Preferred Shares is subject to the prior approval of the Office of Thrift Supervision ("OTS"). The Bank Preferred Shares are not subject to any sinking fund or mandatory redemption and is not convertible into any other securities of the Bank.

    The Bank Preferred Shares will constitute a new series of preferred shares of the Bank and will rank, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all existing and future liabilities of the Bank, including deposits, indebtedness and trade payables. The Bank Preferred Shares rank superior and prior to the issued and outstanding common stock, par value $.01 per share, of the Bank (the "Common Stock") with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being on parity with or senior to the Bank Preferred Shares. The Common Stock of the Bank is the only class of equity securities currently outstanding.

    The Series A Preferred Shares have been registered with the Securities and Exchange Commission (the "SEC") and the Series A Preferred Shares have been approved for listing on the Nasdaq National Market, under the symbol "PPCCP." In the event the Series A Preferred Shares are exchanged for Bank Preferred Shares, the Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation through the Nasdaq System.

    SEE "RISK FACTORS" COMMENCING ON PAGE OC-12 OF THIS OFFERING CIRCULAR FOR A DISCUSSION OF CERTAIN RISKS RELATING TO THE BANK PREFERRED SHARES.

 THESE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER
  DEBT OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY
      THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION
          INSURANCE FUND, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

 THESE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE OFFICE OF THRIFT SUPERVISION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL AGENCY, OR BY ANY
     STATE SECURITIES COMMISSION, NOR HAS SUCH OFFICE, OTHER AGENCY OR ANY
      STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
         THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS
                                   UNLAWFUL.

------------------------------

(1) The Company has granted to the underwriters with respect to the initial public offering of the Series A Preferred Shares (the "Underwriters") an option for 30 days to purchase up to an additional 186,000 Series A Preferred Shares at the initial public offering price thereof, solely to cover over-allotments, if any. In the event that the Underwriters exercise such option, in whole or in part, this Offering Circular will cover an additional number of Bank Preferred Shares which is equal to the number of Series A Preferred Shares issued upon such exercise.

            THE DATE OF THIS OFFERING CIRCULAR IS SEPTEMBER 30, 1997

                             AVAILABLE INFORMATION

    The Bank has filed this Offering Circular on Form OC (including any amendments thereto, the "Form OC") with the Office of Thrift Supervision (the "OTS"). This Offering Circular does not contain all of the information set forth in the Form OC, certain items of which are contained in exhibits to the Form OC as permitted by the rules and regulations of the OTS. For further information with respect to the Bank and the Bank Preferred Shares offered hereby, reference is made to the Form OC, including the exhibits filed as a part thereof. Statements contained in this Offering Circular as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Form OC, each such statement being qualified in all respects by such reference. The Form OC and the exhibits thereto may be inspected without charge at the public reference facilities of the OTS located at 1700 G Street, N.W., Washington, D.C. 20552, or at the OTS West Regional Office, located at One Montgomery Street, Suite 400, San Francisco, California 94104. Copies of such materials may be obtained from the OTS at prescribed rates.

    The Bank has requested and received a waiver from the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") during the period in which the Company's Series A Preferred Shares are outstanding. The Bank agrees to become subject to such informational requirements of the Exchange Act in the event of an Automatic Exchange of the Company's Series A Preferred Shares for the Bank Preferred Shares. So long as the Bank is subject to the periodic reporting requirements of the Exchange Act, it will furnish the reports and other information required thereby to the OTS. Such reports and other information can be inspected and copied at the public reference facilities maintained by the OTS at 1700 G Street, N.W., Washington, D.C. 20552, or at the OTS West Regional Office located at One Montgomery Street, Suite 400, San Francisco, California 94104.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS OFFERING CIRCULAR ASSUMES THAT THE OVER-ALLOTMENT OPTION GRANTED TO THE UNDERWRITERS WITH RESPECT TO THE SERIES A PREFERRED SHARES IS NOT EXERCISED. AN INDEX OF DEFINED TERMS USED IN THIS OFFERING CIRCULAR BEGINS ON PAGE OC-78.

                                    THE BANK

    GENERAL. The Bank is a federally chartered savings bank which was originally organized in 1887 under California law and which conducts business from its executive offices located in Los Angeles, California and 19 full-service branch offices located primarily in Los Angeles County as well as Orange and Ventura Counties in Southern California. At June 30, 1997, the Bank had total assets of $1.8 billion, total deposits of $1.3 billion and total stockholder's equity of $84.9 million.

    OWNERSHIP STRUCTURE. The Bank is a wholly owned subsidiary of SoCal Holdings, Inc. ("SOCAL"), a Delaware corporation which was organized in 1987 to acquire the Bank in connection with its conversion from mutual to stock form. At June 30, 1997, SOCAL had total assets of $1.8 billion and total stockholders' equity of $72.5 million. The common stock of SOCAL is currently (i) 60% owned by the Trustees of the Estate of Bernice Pauahi Bishop, also known as Kamehameha Schools Bernice Pauahi Bishop Estate (the "Bishop Estate"), a charitable educational trust established under Hawaii law, (ii) 30% owned by BIL Securities (Offshore) Limited ("BIL Securities"), a wholly owned subsidiary of Brierley Investments Limited, a New Zealand corporation, and (iii) 10% owned by Arbur, Inc. ("Arbur"), a Delaware corporation. The preferred stock of SOCAL is owned approximately (i) 67% by the Bishop Estate, (ii) 24.8% by BIL Securities and
(iii) 8.2% by Arbur.

    The following chart sets forth in simplified form the ownership of the common equity of SOCAL, the Bank and the Company.

                                   [GRAPHIC]

    The Bishop Estate operates under the terms of the will (the "Will") of Bernice Pauahi Bishop, and is one of the largest private landowners in the state of Hawaii. Under the terms of the Will, revenues in excess of expenses from the Bishop Estate are used to fund the operations of and maintain The Kamehameha Schools which are located on the islands of Hawaii.

    Brierley Investments Limited is a publicly held investment corporation which is traded on the New Zealand and Australian stock exchanges. At June 30, 1997, Brierley Investments Limited had approximately $5.4 billion in total assets, $2.5 billion in total liabilities and $2.9 billion in total equity (all of which amounts have been converted into U.S. dollars).

    Arbur is a closely held Delaware-chartered corporation which is wholly owned by William E. Simon and his children. William E. Simon is the former U.S. Secretary of the Treasury.

    BASIS FOR 1992 RECAPITALIZATION. In connection with SOCAL's acquisition of the Bank in April 1987, the Bank was permitted to include in its regulatory capital $217.5 million of supervisory goodwill, which resulted from the acquisition, as well as $79.7 million of goodwill which was recorded under generally accepted accounting principles ("GAAP"). In August 1989, Congress enacted the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") which provided, among other things, that savings institutions such as the Bank were no longer permitted to include goodwill in their regulatory capital (subject to a gradual phaseout which expired on December 31, 1994). Consequently, the Bank was required to write-off all of its goodwill, which resulted in the Bank failing to comply with its minimum regulatory capital requirements during 1990 and 1991. The balance of the Bank's GAAP goodwill was written off as unrealizable in 1992. The Bank has sued the U.S. Government with respect to the required write-off of its supervisory goodwill. See "Business of the Bank--Legal Proceedings."

    In August 1992, SOCAL issued $48.0 million of senior notes and, after payment of the transaction fees and expenses, contributed $43.5 million of the net proceeds from such sale to the Bank (the "1992 recapitalization"). As a result of the 1992 recapitalization, the Bank was able to satisfy its minimum regulatory capital requirements.

    BASIS FOR 1995 RECAPITALIZATION. Notwithstanding the 1992 recapitalization, the Bank continued to recognize significant credit losses due, in large part, to the continued deterioration in the Southern California economy which had begun with the national recession at the start of the decade, together with a decline in market values of real estate resulting in part from the Northridge earthquake of 1994. As the real estate that secured the Bank's mortgage loans decreased in value and as borrowers, particularly developers of, and investors in, residential and commercial real estate, became less able to meet their debt service obligations, non-performing assets and troubled debt restructurings increased dramatically, amounting to $78.7 million or 4.6% of total assets as of December 31, 1994. The high levels of non-performing assets adversely affected the Bank's operations in several respects, including a loss of interest income, increased operating expenses and substantially higher provisions for losses. As a result of the foregoing, during 1994, the Bank again fell out of compliance with its regulatory capital requirements. In May 1995, the present stockholders of SOCAL invested $60.4 million in new debt and equity securities of SOCAL, substantially all of the proceeds of which were contributed to the Bank in order to satisfy the Bank's minimum regulatory capital requirements (the "1995 recapitalization"). Beginning on September 30, 1997, SOCAL intends to begin making quarterly interest payments on its senior debt issued in the 1995 recapitalization, which is expected to be funded through dividends from the Bank. See "Use of Proceeds."

    NEW MANAGEMENT AND INITIATIVES. In connection with the 1995 recapitalization, the Bank replaced its former senior managers with a new management team with considerable experience in commercial banking and problem asset rehabilitation. Such individuals include a new President and Chief Executive Officer, a new Executive Vice President and Chief Financial Officer and a new Executive Vice President-- Retail Banking, all of whom worked together at BancFlorida Financial Corp. Mr. Rudolf P. Guenzel, President and Chief Executive Officer of the Bank, was hired at a time when BancFlorida was experiencing serious financial difficulties with non-performing assets. Under Mr. Guenzel's leadership, BancFlorida returned to profitability and was sold to First Union Corp. in 1994. BancFlorida's common stock increased from a low of $2.375 during the quarter in which Mr. Guenzel became President and Chief Executive

Officer to $30.00 per share, the price at which First Union Corp. acquired BancFlorida. See "Management." The Bank under its new management has changed the name of the Bank from Southern California Federal Savings and Loan Association to People's Bank of California, reflecting a new emphasis on providing full banking services to its customers. Management has also undertaken a number of initiatives in order to reduce problem assets, reduce its operating expenses and cost of funds and maximize profitability while limiting interest rate and credit risk. With the California banking market undergoing significant consolidation, management believes that the Bank is uniquely positioned to take advantage of acquisition opportunities that will occur in its market area. Highlights of the principal elements of the Bank's business strategy are as follows:

    - REDUCTION OF NON-PERFORMING ASSETS. The Bank reorganized its asset review department, implemented an internal asset review system through the creation of an internal asset review committee and established a credit review department and a special assets department in order to focus on the early identification of potential problem assets and the administration, rehabilitation or liquidation of the Bank's non-performing assets. As a result, non-performing loans and troubled debt restructurings have declined from $68.3 million or 4.0% of total assets at December 31, 1994 to $21.6 million or 1.2% of total assets at June 30, 1997. Because of new management's expertise in dealing with problem assets, the Bank has taken an aggressive approach in dealing with its non-performing assets, including converting non-performing loans into real estate owned whenever such a strategy, in the opinion of management, provides a more efficient alternative to avoid further losses. As a result of these actions, real estate owned has increased during the same period from $10.5 million at December 31, 1994 to $22.8 million at June 30, 1997. Net charge-offs during this period amounted to $7.1 million, $11.2 million and $5.3 million during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, as management, upon transfer of loans to real estate owned, charged-off specific valuation allowances which had previously been established through increased provisions for loans in prior periods. Total non-performing assets and troubled debt restructurings have declined from $78.7 million at December 31, 1994 to $44.4 million at June 30, 1997. Decreases in the Bank's non-performing assets have resulted in reductions in provisions for losses, which have contributed to improved operating results. During the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank recognized net earnings of $6.9 million and $13.6 million, respectively. See "Business of the Bank--Non-Performing Assets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    - REDUCTION OF OPERATING EXPENSES. The Bank has significantly reduced operating expenses through staff reductions and the consolidation of certain operations. From December 31, 1994 through June 30, 1997, the Bank experienced a net reduction of 60 employees. In addition, due to the high operating expenses incurred by the Bank in servicing its residential mortgage loans, the sale of a substantial portion of the Bank's residential loan servicing which was completed during the first quarter of 1997 is expected to result in further cost savings. Management believed that such cost savings coupled with the reinvestment opportunity associated with the sale proceeds would be more profitable to the Bank than retention of such servicing. The ratio of the Bank's operating expenses to average total assets has steadily decreased, from 2.14% during the year ended December 31, 1994 to 1.61% and 1.56% during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively. Despite the Bank's recent cost-cutting efforts, management believes that it has significant operating leverage and, therefore, continued incremental growth will not cause the Bank's operating expenses to increase by a corresponding amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    - REDUCTION OF FUNDING COSTS. Prior to 1995, the Bank relied to a large extent on wholesale sources of funds, such as non-retail jumbo certificates of deposits and FHLB advances, which resulted in a high cost of funds and reduced margins. The Bank has reduced its overall cost of funds by promoting retail deposit growth (particularly transaction accounts) and by allowing its non-retail jumbo certificates of deposit to run off as they mature. In addition, new management has replaced higher cost short-term FHLB advances with lower cost reverse repurchase agreements. As a result of the foregoing, the Bank's transactional accounts (passbook, NOW and money market accounts) have increased from $183.2 million or 13.2% of total deposits at December 31, 1994 to $339.8 million or 25.9% of total deposits at June 30, 1997. Over such period, non-retail jumbo certificates of deposit declined from $122.2 million to $3.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations."

    - INCREASED INVESTMENT IN MORTGAGE-BACKED SECURITIES. Since June 1995, the Bank has significantly increased its investment in adjustable rate U.S. Government agency mortgage-backed securities. Mortgage-backed securities increase the credit quality of the Bank's assets by virtue of the insurance or guarantees of federal agencies that back them, require less capital under risk-based regulatory capital requirements than non-insured or non-guaranteed mortgage loans, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank. In addition, the adjustable rate nature of the loans underlying such securities has assisted the Bank in managing its interest rate risk exposure. At June 30, 1997, the Bank held $578.5 million of mortgage-backed securities, $331.4 million of which were secured by loans with adjustable rates. See "Business of the Bank-- Investment Activities."

    - EXPANSION OF COMMERCIAL AND CONSUMER LENDING. The Bank has hired individuals with significant expertise in commercial and consumer lending and, since August 1996, has increased its commercial business and consumer loan originations. During the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank originated in the aggregate $10.3 million and $9.8 million of commercial business and consumer loans, which amounted to 23.8%, and 15.8% of total loan originations, respectively. Management intends to continue to place increased emphasis on building these portfolios. Commercial business and consumer loans generally have shorter terms and higher interest rates than single-family residential loans but are generally considered to have a higher level of credit risk. See "Risk Factors-- Multi-Family Residential, Commercial Real Estate, Commercial Business and Consumer Lending" and "Business of the Bank--Lending Activities."

    - ASSET GROWTH AND ACQUISITIONS. The Bank has and will continue to pursue a policy of utilizing its existing infrastructure to grow its loan and securities portfolios as well as its retail franchise. The Bank opened a new de novo branch office in Buena Park, California in November 1995 and a branch office facility in Los Angeles, California in April 1996. The Bank will also consider acquisition opportunities when it perceives that they are advantageous to the Bank.

    As a result of the Offering, the Bank expects to receive $29.0 million in net proceeds which it intends to initially leverage through the purchase of U.S. Government agency and mortgage-backed securities or wholesale single-family residential loans funded primarily through securities sold under agreements to repurchase. See "Use of Proceeds." Management believes that leveraging the proceeds raised in the Offering will permit the Bank to fully realize the benefit of its existing net operating loss carryforwards on a going forward basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" and "Taxation."

    The Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the Office of Thrift Supervision ("OTS"), as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which administers the Savings Association Insurance Fund ("SAIF"), which insures the Bank's deposits to the maximum extent permitted by law. The Bank is a member of the Federal Home Loan Bank ("FHLB") of San Francisco, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") governing reserves required to be maintained against deposits and certain other matters. See "Regulation."

    The Bank's principal executive offices are located at 5900 Wilshire Boulevard, Los Angeles, California 90036, and the telephone number is (213) 938-6300.

                     PEOPLE'S PREFERRED CAPITAL CORPORATION

    In June 1997, the Bank established the Company for the purpose of acquiring, holding and managing real estate mortgage assets and other authorized investments. All of the Company's common stock is owned by the Bank. It is expected that substantially all of the Company's mortgage assets will be acquired from the Bank, although the Company may acquire mortgage assets from unaffiliated third parties.

    The Company has filed a registration statement with the SEC with respect to the Series A Preferred Shares (the "Offering"). Each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share being registered by this Offering Circular if the appropriate federal regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term. The exchange feature has been required by the OTS and is intended, in the event the Bank experiences financial difficulty, to eliminate the prior claim the holders of the Series A Preferred Shares would otherwise have on the assets of the Company so that these assets would be available to support the operations of the Bank on a consolidated basis.

    The Company is undertaking the offering of its Series A Preferred Shares and the Bank is undertaking the offering of its Bank Preferred Shares for three principal reasons: (i) the Offering will strengthen the Bank's regulatory capital position as a portion of the Series A Preferred Shares will qualify as core capital of the Bank under relevant regulatory capital guidelines as a result of the treatment of the Series A Preferred Shares as a minority interest in a consolidated subsidiary of the Bank, (ii) the Offering will provide the Bank with the opportunity to increase its earnings capacity through the expansion of its current business, thereby accelerating the use of net operating loss carryforwards, and (iii) the dividends paid on the Series A Preferred Shares will, as a result of the Company's qualification as a real estate investment trust ("REIT") for federal income tax purposes, be tax deductible in computing the Company's taxable income.

                                  THE OFFERING

Securities Offered..................  1,240,000 shares of the Bank's 9.75% Noncumulative
                                      Preferred Stock, which may be increased by up to an
                                      additional 186,000 shares if the Underwriters of the
                                      Company's Series A Preferred Shares exercise an over-
                                      allotment option granted in connection with the
                                      Company's public offering of Series A Preferred
                                      Shares.

Exchange............................  The Bank Preferred Shares are to be issued, if ever, in connection with an exchange of Series A Preferred
                                      Shares. See "Exchange."

Ranking.............................  The Bank Preferred Shares rank senior to the Bank's
                                      Common Stock and junior to all existing and future
                                      liabilities of the Bank, including deposits,
                                      indebtedness and trade payables. Additional shares of
                                      preferred stock ranking senior to the Bank Preferred
                                      Shares may not be issued without the approval of
                                      holders of at least two-thirds of each series of
                                      Preferred Stock.

Dividends...........................  Dividends on the Bank Preferred Shares are payable at the rate of 9.75% per annum of the initial
                                      liquidation preference (an amount equal to $2.4375
                                      per annum per share), if, when and as authorized and
                                      declared by the Board of Directors of the Bank. If
                                      authorized and declared, dividends are payable
                                      quarterly in arrears on March 31, June 30, September
                                      30 and December 31 in each year. Dividends will
                                      accrue in each quarterly period from the first day of
                                      such period, whether or not dividends are paid with
                                      respect to the preceding period. Dividends on the
                                      Bank Preferred Shares are not cumulative and,
                                      accordingly, if no dividend is declared on the Bank
                                      Preferred Shares by the Bank for a dividend period,
                                      holders of the Bank Preferred Shares will have no
                                      right to receive a dividend for that period, and the
                                      Bank will have no obligation to pay a dividend for
                                      that period, whether or not dividends are declared
                                      and paid for any future period. Upon the exchange of
                                      Series A Preferred Shares for Bank Preferred Shares,
                                      any accrued and unpaid dividends of the Series A
                                      Preferred Shares at the time of the exchange will be
                                      deemed to be accrued and unpaid dividends on the Bank
                                      Preferred Shares. See "Description of the Bank
                                      Preferred Shares-- Dividends." The Bank's ability to
                                      pay cash dividends is subject to regulatory and other
                                      restrictions described herein.

Liquidation Preference..............  The liquidation preference for each Bank Preferred
                                      Share is $25.00, plus an amount equal to declared and
                                      unpaid dividends, if any, thereon. See "Description
                                      of the Bank Preferred Shares--Rights Upon
                                      Liquidation."

Redemption..........................  Except in the case of a Change of Control, the Bank may not redeem the Bank Preferred Shares before
                                      October 15, 2002. After such date, the Bank Preferred
                                      Shares may be redeemed for cash at the option of the
                                      Bank, in whole or in part, at any time and from time
                                      to time, at the redemption price of $25.00 per share,
                                      plus declared and unpaid dividends, if any, thereon.
                                      Upon a Change of Control, the Bank Preferred Shares
                                      are redeemable on or prior to October 15, 2002, at
                                      the option of the Bank or its successor or any
                                      acquiring or resulting entity with respect to the
                                      Bank (including by any parent or subsidiary of the
                                      Bank or any such successor or any such acquiring or
                                      resulting entity), as applicable, in whole, but not
                                      in part, at a price per share equal to (i) $25.00,
                                      plus (ii) an amount equal to the declared and unpaid
                                      dividends, if any, to the date fixed for redemption,
                                      without interest, and, without duplication, an
                                      additional amount equal to the amount of dividends
                                      that would be payable on the Bank Preferred Shares in
                                      respect of the period from the first day of the
                                      dividend period in which the date fixed for
                                      redemption occurs to the date fixed for redemption
                                      (assuming all such dividends were to be declared),
                                      plus (iii) the Applicable Premium. Any redemption of
                                      Bank Preferred Shares is subject to the prior
                                      approval of the OTS. The Bank Preferred Shares will
                                      not be

                                      subject to any sinking fund or mandatory redemption
                                      and will not be convertible into any other securities
                                      of the Bank.

Voting Rights.......................  Holders of Bank Preferred Shares will not have any voting rights, except as expressly provided herein.
                                      On any matter on which holders of the Bank Preferred
                                      Shares may vote, each share of Bank Preferred Shares
                                      will be entitled to one vote. See "Description of the
                                      Bank Preferred Shares--Voting Rights."

Use of Proceeds.....................  The Bank Preferred Shares will only be issued in connection with an exchange for the Series A
                                      Preferred Shares. The proceeds from the sale of the
                                      Series A Preferred Shares will be used by the Company
                                      to purchase a portfolio of mortgage assets from the
                                      Bank. The Bank will not receive any proceeds,
                                      directly or indirectly, from the exchange of Series A
                                      Preferred Shares for Bank Preferred Shares. See "Use
                                      of Proceeds."

Absence of a Public Market..........  In the event the Series A Preferred Shares are exchanged for Bank Preferred Shares, the Bank has no
                                      intention to list the Bank Preferred Shares on a
                                      national securities exchange or national quotation
                                      system.

                                  RISK FACTORS

    See "Risk Factors" for a discussion of risks relating to the Bank Preferred Shares.

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE BANK
                             (DOLLARS IN THOUSANDS)

    The following selected historical consolidated financial data for the five years ended December 31, 1996 is derived in part from the audited consolidated financial statements of the Bank. The historical consolidated financial data for the six months ended June 30, 1997 and 1996 is derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which management of the Bank considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or the entire year ending December 31, 1997. The selected historical consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of the Bank, including the related notes, included elsewhere herein.

                                                                                    DECEMBER 31,
                                                     JUNE 30,   -----------------------------------------------------
                                                       1997       1996       1995       1994       1993       1992
                                                     ---------  ---------  ---------  ---------  ---------  ---------
SELECTED FINANCIAL CONDITION DATA:
  Total assets.....................................  $1,820,333 $1,747,871 $1,579,751 $1,720,293 $1,829,228 $2,046,644
  Cash and cash equivalents........................     13,388     14,673      7,249     10,960     18,481     13,022
  Federal funds sold...............................      3,335      7,200     11,800         --         --         --
  Securities purchased under agreements to
    resell.........................................         --         --     35,000         --         --         --
  Securities available-for-sale....................    617,038    502,301    241,645      7,677     55,477     35,253
  Loans held for sale..............................         --         --         --     28,946      5,500      1,396
  Mortgage-backed securities held-to-maturity......     10,375     10,971         --    304,620    306,530         --
  Loans receivable, net............................  1,102,381  1,141,707  1,228,152  1,306,057  1,346,498  1,442,624
  Real estate held for investment and sale, net....     24,737     22,561     16,288     17,514     36,398     43,854
  Deposits.........................................  1,314,036  1,371,243  1,473,318  1,384,218  1,388,818  1,606,643
  Securities sold under agreements to repurchase...    331,358    192,433         --         --     46,985    162,218
  FHLB advances....................................     80,000     80,000     31,746    310,000    314,000    187,000
  Total non-performing assets and troubled debt
    restructurings(1)..............................     44,393     46,218     52,640     78,737     76,951     71,603
  Stockholder's equity(2)..........................     84,918     76,610     67,449     17,348     67,740     76,114

                                 AT OR FOR THE
                                   SIX MONTHS
                                     ENDED
                                    JUNE 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------  -----------------------------------------------------------
                                 1997     1996      1996       1995         1994         1993         1992
                                -------  -------  --------  ----------   ----------   ----------   ----------
SELECTED OPERATING DATA:
  Interest, fees and dividend
    income....................  $61,418  $60,926  $122,896  $  122,926   $  116,261   $  134,923   $  164,746
  Interest expense............   44,578   44,204    89,631      94,994       88,238      100,899      127,106
                                -------  -------  --------  ----------   ----------   ----------   ----------
  Net interest income.........   16,840   16,722    33,265      27,932       28,023       34,024       37,640
  Provision for losses........      655    2,213     2,884       8,823       24,443       13,059       14,032
                                -------  -------  --------  ----------   ----------   ----------   ----------
  Net interest income after
    provision for losses......   16,185   14,509    30,381      19,109        3,580       20,965       23,608
  Gain on mortgage-backed
    securities sales, net.....      122    3,600     3,638         641          485          901        1,705
  Gain (loss)on loan and
    servicing sales, net......    3,413      (53)      (53)       (166)       2,712        2,537        2,380
  Income (loss) from other
    real estate operations,
    net.......................      112     (197)    1,946      (2,067)      (5,398)        (180)       2,056
  Other noninterest income....    1,197    1,257     2,593       2,095        2,328        6,272        3,070
  Operating expenses..........   14,110   13,171    27,923      30,906       40,878       41,202       36,666
  Goodwill write-off..........       --       --        --          --           --           --       53,105
  Earnings (loss) before
    income tax provision
    (benefit).................    6,919    5,945    10,582     (11,294)     (37,171)     (10,707)     (56,952)
  Income tax provision
    (benefit).................       --        5    (3,016)     (2,646)      11,356       (1,200)          --
  Cumulative effect (benefit)
    of change in accounting
    principle.................       --       --        --          --           --           --      (12,570)
                                -------  -------  --------  ----------   ----------   ----------   ----------
  Net earnings (loss).........  $ 6,919  $ 5,940  $ 13,598  $   (8,648)  $  (48,527)  $   (9,507)  $  (44,382)
                                -------  -------  --------  ----------   ----------   ----------   ----------
                                -------  -------  --------  ----------   ----------   ----------   ----------

                                 AT OR FOR THE
                                   SIX MONTHS
                                     ENDED
                                    JUNE 30,                 AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------  -----------------------------------------------------------
                                 1997     1996      1996       1995         1994         1993         1992
                                -------  -------  --------  ----------   ----------   ----------   ----------
KEY OPERATING RATIOS:
PERFORMANCE RATIOS(3):
  Return on assets............     0.77%    0.69%    0.78%       (0.49)%      (2.54)%      (0.48)%      (2.06)%
  Return on equity............    17.57    17.66     20.20      (16.73)      (89.49)      (12.76)      (55.20)
  Interest-earning assets to
    interest-bearing
    liabilities...............   101.24   101.21    100.91      100.97        99.69        99.63        99.15
  Interest rate spread(4).....     1.87     1.93      1.94        1.57         1.54         1.81         1.90
  Net interest margin(4)......     1.92     1.99      1.99        1.62         1.53         1.80         1.85
  Operating expenses to
    assets....................     1.56     1.53      1.61        1.75         2.14         2.07         1.70
ASSET QUALITY RATIOS:
  Non-performing loans as a
    percent of loans, net.....     1.27     1.76      1.60        2.90         2.10         2.86         1.98
  Non-performing assets as a
    percent of total
    assets(1).................     2.03     2.97      2.21        2.94         2.21         3.83         3.29
  Non-performing assets and
    troubled debt
    restructurings as a
    percent of total
    assets(1).................     2.44     3.38      2.64        3.33         4.58         4.21         3.50
  Allowance for loan losses as
    a percent of loans, net...     1.69     2.22      2.04        2.57         2.28         1.52         1.28
  Allowance for loan losses as
    a percent of non-
    performing loans and
    troubled debt
    restructurings(1).........    86.64    94.41     90.30       75.67        43.66        44.99        56.18
  Net charge-offs to average
    loans, net................     0.47     0.64      0.95        0.55         0.95         0.45         0.56
BANK'S REGULATORY CAPITAL
RATIOS(5):
  Core leverage capital
    ratio.....................     4.76     4.20      4.57        4.18         1.08         4.21         4.49
  Tier 1 capital ratio........     9.65     8.14      9.15        7.56         2.01         7.41         8.35
  Total risk-based capital
    ratio.....................    10.91     9.01     10.38        8.43         2.76         8.58         9.30

------------------------------

(1) Nonperforming assets consist of nonaccrual loans and real estate owned. Nonaccrual loans are loans that the Bank has removed from accrual status because the loans are 90 or more days delinquent as to principal and/or interest or, in management's opinion, full collectibility of the loan is in doubt. Real estate owned consists of real estate acquired in settlement of loans. A loan is considered a troubled debt restructuring if, as a result of the borrower's financial condition, the Bank has agreed to modify the loan by accepting below market terms either by granting an interest rate concession or by deferring principal or interest payments. As used in this table, the term "troubled debt restructurings" means a restructured loan on accrual status. Troubled debt restructuring on nonaccrual status are reported in the nonaccrual loan category.

(2) At June 30, 1997 and December 31, 1996 and 1995, stockholder's equity is net of $4.4 million, $6.1 million and $1.6 million of unrealized losses on securities available-for-sale, respectively.

(3) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods, except for 1993 and 1992 which use average monthly balances. Operating data are annualized where appropriate.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) For information on the Bank's regulatory capital requirements, see "--Risk Factors and Other Considerations--Regulatory Capital Levels" herein and "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements" in the Offering Circular.

                                  RISK FACTORS

    PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE HOLDERS OF BANK PREFERRED SHARES SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND, IN PARTICULAR, SHOULD EVALUATE THE FOLLOWING RISKS. THIS OFFERING CIRCULAR CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO THE BANK THAT ARE BASED ON THE BELIEFS OF MANAGEMENT AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. SUCH FORWARD LOOKING STATEMENTS ARE PRINCIPALLY CONTAINED IN THE SECTIONS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." IN ADDITION, IN THOSE AND OTHER PORTIONS OF THIS DOCUMENT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTENDS," "SHOULD" AND SIMILAR EXPRESSIONS, OR THE NEGATIVE THEREOF, AS THEY RELATE TO THE BANK OR THE BANK'S MANAGEMENT, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE BANK WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISK FACTORS DESCRIBED IN THIS OFFERING CIRCULAR. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED OR EXPECTED. THE BANK DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

THE AUTOMATIC EXCHANGE

    The Bank Preferred Shares will be issued in an automatic exchange for the Series A Preferred Shares, only if directed in writing by the appropriate regulatory agency because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term. As a result, holders of Series A Preferred Shares would become holders of Bank Preferred Shares at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into conservatorship or receivership. In the event of liquidation of the Bank, the claims of depositors and secured, senior, general and subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares. Furthermore, there can be no assurance that the Bank would be in a financial position, after the occurrence of an automatic exchange, to make any dividend payments on the Bank Preferred Shares. As a result, the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares.

PAYMENT OF DIVIDENDS

    There is no obligation to declare dividends on the Bank Preferred Shares. Because dividends on the Bank Preferred Shares are noncumulative, if the Board of Directors of the Bank does not declare the quarterly dividend payable on the Bank Preferred Shares, the holders of the Bank Preferred Shares will have no right to receive a dividend for such period, whether or not dividends on the Bank Preferred Shares are declared by the Board of Directors for any future period. The Bank's ability to pay dividends on Bank Preferred Shares would also be subject to the prior and superior rights, if any, of holders of other classes or series of equity securities of the Bank issued in the future.

    The federal thrift laws, including the regulations of the OTS, limit the Bank's ability to pay dividends on its capital stock including the Bank Preferred Shares. The Bank generally may not declare dividends or make any other capital distribution if, after the payment of such dividend or other distribution, it would fall within any of the three undercapitalized categories under the prompt corrective action standards of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). Other limitations apply to the Bank's ability to pay dividends, the magnitude of which depends upon the extent to which the Bank meets its regulatory capital requirements. In addition, the HOLA requires every savings association subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock or else such dividend will be invalid. Further the OTS may prohibit any capital distribution that it determines would constitute an unsafe or unsound practice.

    As of June 30, 1997, the Bank met the capital requirements of an "adequately capitalized" institution under the FDICIA prompt corrective action standards. Although management expects the Bank to become "well capitalized" as a result of the sale of the Series A Preferred Shares, there can be no assurance that the Bank will become or continue to be "well capitalized" under applicable OTS regulations.

BANK PREFERRED SHARES WILL NOT BE LISTED ON THE NASDAQ SYSTEM
    Although the Company has received approval to list the Series A Preferred Shares on the Nasdaq System, the Bank does not intend to apply for listing of the Bank Preferred Shares, for which the Series A Preferred Shares will be exchanged automatically on a one-for-one basis upon the occurrence of an Exchange Event, on any national securities exchange or for quotation through the Nasdaq System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

ECONOMIC CONDITIONS

    The Bank's loan portfolio is concentrated in California. As a result, the financial condition of the Bank will be subject to general economic conditions and, in particular, to conditions in the California residential real estate market. Due to the slow recovery of the economy, particularly in California's market for real estate, the Bank may find it difficult to originate a sufficient volume of high-quality residential mortgage loans or maintain its asset quality, either of which could negatively impact future performance. In addition, any downturn in the economy generally, and in California in particular, could further reduce real estate values and the volume of mortgages originated. Real estate values in California could also be affected by earthquakes.
INTEREST RATE AND CREDIT CONCERNS

    It is expected that the Bank will continue to realize income primarily from the differential or "spread" between the interest earned on loans, securities and other interest-earnings assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. It is expected that a substantial majority of the Bank's assets will continue to be indexed to changes in market interest rates and a substantial majority of its liabilities will continue to be short term, which will mitigate the negative effect of a decline in yield on its assets. At June 30, 1997, the Bank had $1.2 billion in assets maturing or repricing within one year and $1.4 billion in liabilities maturing or repricing within one year. In addition, the lag in implementation of repricing terms on the Bank's adjustable rate assets may result in a decline in net interest income in a rising interest rate environment. There can be no assurance that the Bank's interest rate risk will be minimized or eliminated. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect the Bank's net interest spread, asset quality, loan origination volume and overall results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset and Liability Management."

COMPETITION

    The Bank experiences significant competition in both attracting and retaining deposits and in originating real estate and consumer loans.

    The Bank competes with other thrift institutions, commercial banks, insurance companies, credit unions, thrift and loan associations, money market mutual funds and brokerage firms in attracting and retaining deposits. Competition for deposits from large commercial banks is particularly strong. Many of the nation's thrift institutions and many large commercial banks have a significant number of branch offices in the areas in which the Bank operates.

    In addition, there is strong competition in originating and purchasing real estate and consumer loans, principally from other savings and loan associations, commercial banks, mortgage banking companies, insurance companies, consumer finance companies, pension funds and commercial finance companies. The primary factors in competing for loans are the quality and extent of service to borrowers and brokers, economic factors such as interest rates, interest rate caps, rate adjustment provisions, loan maturities, loan-to-value ("LTV") ratios, loan fees, and the amount of time it takes to process a loan from receipt of the loan application to date of funding. The Bank's future performance is dependent on its ability to originate a sufficient volume of loans in its local market areas. There can be no assurance that the Bank will be able to effect such actions on satisfactory terms.

REGULATION

    The financial institutions industry is subject to extensive regulation, which materially affects the business of the Bank. Statutes and regulations to which the Bank and its parent companies are subject may be changed at any time, and the interpretation of these statutes and regulations is also subject to change. There can be no assurance that future changes in such statutes and regulations or in their interpretation will not adversely affect the business of the Bank.

AVAILABILITY OF NET OPERATING LOSS CARRYOVERS

    At December 31, 1996, the Bank had federal tax net operating loss carryforwards of approximately $146.7 million that can be carried forward to and offset against its taxable income in future years. However, if the Bank undergoes an "ownership change" in a future year as a result of transactions unrelated to the Offering, the Bank would be severely limited in its ability to offset its federal taxable income and federal tax liability with its net operating losses from the period prior to the ownership change. See "Taxation."

CONTROL BY CERTAIN STOCKHOLDERS

    All of the Bank's Common Stock is owned by SOCAL. SOCAL is 100% owned by the Bishop Estate, BIL Securities and Arbur. As a result, these stockholders will be able to direct and control the policies of the Bank and its subsidiaries, including mergers, sales of assets and similar transactions. See "The Bank."

ASSET QUALITY

    The Bank experienced serious financial and operational problems in the early 1990s primarily as a result of the economic recession and a decline in real estate values in the Bank's market area. These conditions had a material adverse effect on the quality of the Bank's loan portfolio and contributed to substantial increases in the Bank's problem assets, including non-accrual loans, real estate acquired by the Bank through foreclosure proceedings and troubled debt restructurings. Such problem assets reached $78.7 million or 4.6% of total assets at December 31, 1994. Since the change in senior management during 1995, the Bank has focused on improving the credit quality of its assets through the early identification of potential problem loans and the administration, rehabilitation or liquidation of the Bank's non-performing assets. Non-performing assets and troubled debt restructurings have since declined and totaled $44.4 million or 2.4% of total assets at June 30, 1997. In addition, performing loans delinquent 120 days or less have declined from $8.6 million at June 30, 1996 to $8.3 million at June 30, 1997.

    The future success of the Bank is dependent upon the quality of its assets. Although management of the Bank has devoted substantial time and resources to the identification, collection and work-out of non-performing assets, the real estate markets and the overall economy in its market area are likely to be significant determinants of the quality of the Bank's assets in future periods and, thus, its financial condition and results of operations. In particular, although the Bank, through its new management, has been able to reduce the amount of its non-performing assets and troubled debt restructurings in recent years, such assets amounted to $44.4 million or 2.4% of total assets at June 30, 1997. The Bank's future results of operations may be adversely affected if the Bank is unable to work-out or dispose of its non-performing assets on a timely basis or if the values of such properties decline further. Although management utilizes its best judgment in providing for losses with respect to its non-performing assets, there can be no assurance that the Bank will be able to dispose of such non-performing assets without establishing additional provisions for losses on loans or further reductions in the carrying value of its real estate owned.

MULTI-FAMILY RESIDENTIAL, COMMERCIAL REAL ESTATE, COMMERCIAL BUSINESS AND
  CONSUMER LENDING

    At June 30, 1997, the Bank's multi-family residential and commercial real estate loans amounted to $560.6 million in the aggregate or approximately 50% of the Bank's total loans receivable. In addition, commercial business and consumer loans amounted to only $12.5 million in the aggregate at June 30, 1997 (which represented 1% of the Bank's total loans receivable). However, such loans represented 20.7% and 15.8% of the Bank's total loan originations for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively. During the next several years, the Bank intends to increase its emphasis on commercial business and consumer lending. Although multi-family residential, commercial real estate, commercial business and consumer loans generally provide for higher interest rates and shorter terms than single-family residential real estate loans, such loans generally have a higher degree of credit risk. At June 30, 1997, an aggregate of $9.4 million and $18.5 million of the Bank's multi-family residential and commercial real estate loans were classified non-accrual or included in real estate owned, respectively, which loans were originated under prior management. See "Business of the Bank--Lending Activities" for a discussion of the nature of the risks associated with multi-family residential, commercial real estate, commercial business and consumer lending.
INCREASED EMPHASIS ON COMMERCIAL BUSINESS AND CONSUMER LENDING
    The Bank under its new management team has been placing increased emphasis on providing customers with increased banking services. Toward this end, the Bank has made increased expenditures with respect to its infrastructure and has hired and trained new commercial and consumer lending personnel, reflecting an increased emphasis being placed in this lending area. While the Bank originated $10.3 million and $9.8 million of commercial business and consumer loans during the year ended December 31, 1996 and the six months ended June 30, 1997, respectively, which amounted to 23.8% and 15.8% of total originations during such respective periods, no assurance can be made that the Bank will be successful in building up these portfolios to levels commensurate with its investment. See "Business of the Bank--Lending Activities."

LEVERAGE

    Based on the Bank's ability to include in its regulatory capital a substantial amount of the proceeds raised in the Company's Offering of Series A Preferred Shares, see "Pro Forma Regulatory Capital," the Bank intends to initially purchase U.S. Government agency and mortgage-backed securities funded primarily through reverse repurchase agreements. Management's leverage strategy is premised on the assumption that it will earn a positive spread on the yield generated from its purchased securities over the rate paid on its incremental borrowings and that the spread generated from such strategy will assist the Bank in accelerating the utilization of its existing net operating loss carryforwards. If market rates of interest fluctuate in such a manner that the Bank is unable to earn a positive spread as a result of its leverage strategy, the Bank's net interest margin and net earnings will be adversely affected in future periods.

                                USE OF PROCEEDS

    The Bank Preferred Shares are to be issued, if ever, in connection with an exchange of the Series A Preferred Shares, which shares were sold pursuant to an effective registration statement filed with the SEC. The proceeds from the sale of the Series A Preferred Shares were used by the Company to purchase a portfolio of mortgage assets from the Bank. The Bank intends to initially leverage the capital raised in the Offering through the purchase of U.S. Government agency and mortgage-backed securities funded primarily through reverse repurchase agreements. The leveraging of such proceeds will provide the Bank with the opportunity to expand its business and thereby increase its earnings, which will permit accelerated utilization of existing net operating loss carryforwards.

    In addition, beginning September 30, 1997, SOCAL intends to begin making quarterly interest payments on its senior debt, which is expected to be funded through dividends from the Bank. SOCAL is expected to make an initial payment of $1.8 million (reflecting accruals since the senior debt was issued in 1995) and quarterly interest payments thereafter beginning with $192,000 for the December 31, 1997 quarter.

    The Bank will not receive any proceeds, directly or indirectly, from the exchange of the Series A Preferred Shares for Bank Preferred Shares.

                                 CAPITALIZATION

    The following table sets forth the actual consolidated capitalization of the Bank at June 30, 1997 and as adjusted to give effect to the issuance of the Series A Preferred Shares. The following table should be read in conjunction with the Consolidated Financial Statements of the Bank and the notes thereto included elsewhere in this Offering Circular.

                                                                                                       THE BANK,
                                                                                          THE BANK    AS ADJUSTED
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
Deposits..............................................................................  $  1,314,036  $  1,314,036
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Borrowings:
  Securities sold under agreements to repurchase......................................  $    331,358  $    331,358
  Other borrowings (primarily FHLB advances)..........................................        80,000        80,000
                                                                                        ------------  ------------
    Total.............................................................................  $    411,358  $    411,358
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Minority interest--Series A Preferred Shares..........................................  $         --  $     31,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Stockholder's equity:
  Preferred Stock (par value, $0.01 per share; 5,000,000 shares authorized, no shares
    issued and outstanding)...........................................................            --            --
  Common Stock (par value, $0.01 per share; 10,000,000 shares authorized, 100,000
    shares issued and outstanding)....................................................             1             1
  Additional paid-in capital..........................................................       142,538       140,538

Net unrealized gain (loss) on securities available for sale...........................        (4,402)       (4,402)
Minimum pension liability, net(1).....................................................          (293)         (293)
Accumulated deficit...................................................................       (52,926)      (52,926)
                                                                                        ------------  ------------
    Total stockholder's equity........................................................        84,918        82,918
                                                                                        ------------  ------------
Total capitalization..................................................................  $  1,810,312  $  1,839,312
                                                                                        ------------  ------------
                                                                                        ------------  ------------

------------------------

(1) Reference is made to Note 15 of the Notes to Consolidated Financial Statements.

                          PRO FORMA REGULATORY CAPITAL

    After giving effect to the issuance of the Series A Preferred Shares, at June 30, 1997, on a pro forma basis, the Bank would have exceeded minimum regulatory capital requirements and would have qualified for "well-capitalized" status. The tables reconcile the Bank's pro forma stockholders' equity to regulatory capital as of June 30, 1997, and illustrate the percentage by which the Bank will exceed minimum capital requirements. For further information on the Bank's capital requirements, see "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements."

                                                                    TANGIBLE                       RISK-BASED
                                                                     CAPITAL      CORE CAPITAL       CAPITAL
                                                                 ---------------  ------------  -----------------
                                                                                  (IN THOUSANDS)
Stockholder's equity of the Bank...............................    $    84,918     $   84,918      $    84,918
Minority interest--Series A Preferred Shares(1)................         28,930         28,930           28,930
Unrealized losses on securities available for sale.............          4,402          4,402            4,402
Non-allowable capital:
  Direct real estate investments...............................         (1,908)        (1,908)          (1,908)
  Intangible assets............................................           (622)          (622)            (622)
Supplemental capital:
  Allowance for loan losses....................................             --             --           11,257
                                                                 ---------------  ------------        --------
Regulatory capital of the Bank.................................    $   115,720     $  115,720      $   126,977
                                                                 ---------------  ------------        --------
                                                                 ---------------  ------------        --------

------------------------

(1) The OTS has indicated that the Series A Preferred Shares cannot exceed 25% of the Bank's core capital (including the Series A Preferred Shares) and 33 1/3% of the Bank's core capital (excluding the Series A Preferred Shares). Consequently, $28.9 million of the proceeds of the Offering will constitute tangible, core and risk-based capital of the Bank.

                                                                                                   RISK-BASED
                                                                                             ----------------------
                                                                    TANGIBLE       CORE                    TOTAL
                                                                     CAPITAL      CAPITAL     TIER 1      CAPITAL
                                                                      RATIO        RATIO       RATIO       RATIO
                                                                   -----------  -----------  ---------  -----------
Regulatory capital of the Bank...................................        4.76%        6.35%      12.88%      14.13%
Well-capitalized ratio...........................................        1.50         5.00        8.00       10.00
                                                                          ---          ---   ---------       -----
Excess above well-capitalized ratio..............................        3.26%        1.35%       4.88%       4.13%
                                                                          ---          ---   ---------       -----
                                                                          ---          ---   ---------       -----

    The amount of adjusted total assets used for the tangible and core capital ratios was approximately $1.8 billion. Risk-weighted assets used for the risk-based capital ratios amounted to approximately $899 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE BANK AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS OFFERING CIRCULAR.

GENERAL

    The Bank is a community oriented savings bank which emphasizes customer service and convenience. As part of this strategy, the Bank has sought to develop a wide variety of products and services which meet the needs of its retail customers. On the asset side of the Bank's balance sheet, management has increased its emphasis on commercial business and consumer lending which compliments the Bank's existing residential and commercial real estate lending operations. In addition, the Bank has increased its investment in mortgage-backed securities with the intention of enhancing net interest income while limiting credit and interest rate risk. On the liability side of the Bank's balance sheet, the Bank is focused on accessing cost-efficient funding sources, including retail deposits, securities sold under agreements to repurchase and FHLB advances. The Bank's overall goal is to enhance stockholder value.

    The Bank's business strategy focuses on achieving attractive returns consistent with prudent risk management. The Bank has sought to implement this strategy by (i) reducing its portfolio of non-performing assets; (ii) developing new business relationships through an increased emphasis on commercial lending;
(iii) diversifying the Bank's retail products and services, including an increase in consumer loan originations; (iv) expanding its retail banking franchise; (v) increasing the Bank's securities portfolio as a means of enhancing net interest income while minimizing the Bank's credit and interest rate risk exposure; (vi) reducing funding costs through the utilization of retail deposits and other borrowings; (vii) maintaining a low level of operating expenses; and (viii) controlled growth and the pursuit of a variety of acquisition opportunities when appropriate. In addition, the Bank intends to leverage the proceeds of the Offering as a means of expanding its business and thereby increasing its earnings, which will permit the Bank to accelerate utilization of existing net operating loss carryforwards.

CHANGES IN FINANCIAL CONDITION

    GENERAL. Total assets increased by $72.5 million or 4.1% during the six months ended June 30, 1997 and increased by $168.1 million or 10.6% during the year ended December 31, 1996. The increase in total assets during the first half of 1997 and in 1996 primarily reflected an increase in the Bank's investment in U.S. Government agency mortgage-backed securities and was funded primarily through the use of securities sold under agreements to repurchase ("reverse repurchase agreements"). The shift in the composition of the Bank's asset and liability mix during 1996 reflects the new management's operational philosophy, discussed above.

    CASH, CASH EQUIVALENTS AND OTHER SHORT-TERM INVESTMENTS. Cash, cash equivalents and other short-term investments (consisting of cash, interest-bearing deposits in other banks, federal funds sold and securities purchased under agreement to resell) amounted to $16.7 million, $21.9 million and $54.0 million at June 30, 1997 and December 31, 1996 and 1995, respectively. The Bank manages its cash, cash equivalents and other short-term investments based upon the Bank's operating, investing and financing activities. The Bank generally attempts to invest its excess liquidity into higher yielding assets such as loans or securities. At June 30, 1997, the Bank's regulatory liquidity amounted to 5.15% (which exceeded the minimum OTS requirement of 5.0% by $2.4 million), as compared to 6.66% and 5.14% at December 31, 1996 and 1995, respectively. See "--Liquidity and Capital Resources."

    SECURITIES. The Bank generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Nevertheless, since June 1995, the Bank has increased its investment in adjustable rate mortgage-backed securities which are insured or guaranteed by U.S. Government agencies or government sponsored enterprises. At June 30, 1997, the Bank's securities portfolio (both held-to-maturity and available-for-sale) amounted to $627.4 million or 34.5% of the Bank's total assets, as compared to $513.3 million or 29.4% and $241.6 million or 15.3% at December 31, 1996 and 1995, respectively. At June 30, 1997, $578.5 million or 92% of the Bank's securities portfolio consisted of mortgage-backed securities and $48.9 million or 8% of such portfolio consisted of U.S. Government agency securities. Although mortgage-backed securities often carry lower yields than traditional mortgage loans, such securities generally increase the quality of the Bank's assets by virtue of the securities' underlying insurance or guarantees, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank. At June 30, 1997, $10.4 million of the Bank's securities portfolio was classified as held-to-maturity and reported at historical cost and $617.0 million of such portfolio was classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholder's equity. At June 30, 1997, the Bank's securities classified as available for sale had in the aggregate $4.4 million of unrealized losses. See "Business of the Bank--Investment Activities."

    LOANS RECEIVABLE. Net loans receivable decreased by $39.3 million or 3.4% during the six months ended June 30, 1997 and by $86.4 million or 7.0% during the year ended December 31, 1996. Several factors contributed to the decrease. In March 1995, the Bank replaced its former senior management with new individuals with significant experience in banking and problem asset rehabilitation. From March 1995 through August 1996, the Bank significantly reduced its loan origination activity (when compared to 1994 levels) and discontinued loan purchases. New management took this action in order to focus on the rehabilitation of the Bank's problem assets, the reorientation of the Bank's adjustable rate residential and commercial loans to indexes that adjust more rapidly to changes in market rates of interest (as compared to the FHLB 11th District Cost of Funds Index ("COFI") which had been traditionally utilized by the Bank), and hiring and training personnel with significant expertise in commercial and consumer lending. During the six months ended June 30, 1997, the Bank sold $85.2 million of such COFI-based residential mortgage loans and used the sale proceeds to purchase $59.0 million of one year adjustable-rate loans tied to the U.S. Treasury index of comparable maturity. See "Business of the Bank--Lending Activities-- Origination, Purchase and Sale of Loans." In addition, the Bank's new management has generally been unwilling to enter into troubled debt restructurings. In August 1996, the Bank increased its loan origination activities while increasing its emphasis on commercial and consumer lending. As a result, management anticipates that the loan portfolio will grow over the next several years, market conditions permitting. See "The Bank" and "Business of the Bank--Lending Activities."

    NON-PERFORMING LOANS AND TROUBLED DEBT RESTRUCTURINGS. Non-performing loans (consisting of non-accrual loans) and troubled debt restructurings (consisting of loans with respect to which the Bank has agreed to grant an interest rate concession or defer principal or interest payments) increased dramatically in the early 1990's and amounted to $68.3 million or 4.0% of total assets at December 31, 1994. Such increase was to a great extent the result of a deterioration in the economy within Southern California, in particular a decline in the market values of real estate which secure the Bank's loans, as well as to continuing problems associated with the Northridge earthquake of 1994. As a result of more aggressive steps taken by the Bank's new management which are described below, non-performing loans and troubled-debt restructurings have been reduced and amounted to $21.6 million or 1.2% of total assets at June 30, 1997, as compared to $25.8 million or 1.5% and $41.7 million or 2.6% at December 31, 1996 and 1995, respectively. See "--Real Estate Held for Investment and Sale" below for a discussion of a related increase in real estate owned.

    The Bank's future results of operations will be significantly affected by its ability to continue to reduce its level of non-performing assets without incurring additional material losses. During 1995 and 1996, the Bank's new management reorganized the Bank's asset review departments, implemented an internal asset review system through the creation of an internal asset review committee, established a credit review department and a special assets department and revised its loan underwriting, credit, collection and monitoring procedures in an effort to reduce the level of non-performing assets. Since December 31, 1994, total non-performing assets and troubled debt restructurings have declined from $78.7 million to $44.4 million at June 30, 1997. See "Business of the Bank--Asset Quality."

    REAL ESTATE HELD FOR INVESTMENT AND SALE. Net real estate held for investment and sale consists of real estate acquired through foreclosure (i.e., real estate owned) and real estate held for investment. Real estate owned increased dramatically in the early 1990's as a result of the deterioration in the Southern California economy and problems resulting from the Northridge earthquake, as discussed above, and amounted to $38.7 million at December 31, 1992. From 1992 through 1994, real estate owned declined due to a significant extent to the Bank financing purchases of such real estate owned through loans to facilitate (which loans generally carry more favorable terms to the borrower than what is otherwise obtainable in the market). Since 1995, real estate owned has increased from $10.9 million at December 31, 1995 to $20.4 million at December 31, 1996 and increased further to $22.8 million at June 30, 1997. Because of new management's expertise in resolving problem assets, the Bank has been unwilling to carry non-performing loans and has aggressively taken steps to foreclose on non-performing loans whenever such a strategy, in the opinion of management, provides a more efficient alternative to avoid further losses. To the extent that new management has financed the disposition of real estate owned, such loans have been made consistent with market terms and conditions and cash downpayments to qualify the transaction as a sale under applicable accounting guidelines. During 1996 and the six months ended June 30, 1997, the Bank had extended an aggregate of $12.6 million and $5.1 million to finance the disposition of real estate owned, respectively. See "Business of the Bank--Asset Quality."

    Real estate held for investment has historically consisted of the Bank's investment (indirectly through subsidiaries of the Bank) in limited partnerships which were engaged in the acquisition, development, construction and sale of single-family residential developments. Real estate held for investment amounted to $1.9 million at June 30, 1997, as compared to $2.1 million and $5.4 million at December 31, 1996 and 1995, respectively. At June 30, 1997, the Bank's real estate held for investment consisted of 62 acres of vacant land located in Corona, California and had a net carrying value of $1.9 million. The Bank is currently marketing the parcel of land for sale. See "Business of the Bank--Subsidiaries."

    DEPOSITS. Total deposits decreased by $57.2 million or 4.2% during the six months ended June 30, 1997 and by $102.1 million or 6.9% during the year ended December 31, 1996. Prior management of the Bank operated under a strategy that was designed to accumulate large deposits in non-transactional accounts (i.e., non-retail jumbo certificates of deposits) by offering attractive interest rates. Since March 1995, new management has attempted to reduce its overall funding costs by evaluating all potential sources of funds (including retail and non-retail deposits and short and long-term borrowings) and identifying which particular source will result in an all-in cost to the Bank that meets its funding benchmark. At the same time, the Bank has allowed its brokered deposits to roll off as they mature and has attempted to price the deposits offered through its branch system in order to promote retail deposit growth and offer a wide array of deposit products to satisfy its customers. Management's goal is to attract new customers who are relationship driven, which management believes will facilitate cross-selling of additional products. As a result of the foregoing actions by new management, transaction accounts (consisting of passbook, NOW and money market accounts) increased from $275.5 million or 18.7% of total deposits at December 31, 1995 to $339.8 million or 25.9% of total deposits at June 30, 1997. The Bank's aggregate certificates of deposit declined from $1.2 billion or 81.3% of total deposits to $974 million or 74.1% of total deposits as of such respective dates. In addition, of the total decline in certificates of deposit, non-retail jumbo certificates of deposit declined from $103.4 million to $3.5 million during such period. See "Business of the Bank--Sources of Funds--Deposits."

    BORROWINGS. Other than deposits, the Bank's primary sources of funds consist of securities sold under agreements to repurchase (consisting of agreements to purchase on a specified later date the same securities or substantially identical securities) ("reverse repurchase agreements") and advances from the

FHLB of San Francisco. At June 30, 1997, reverse repurchase agreements amounted to $331.4 million, as compared to $192.4 million at December 31, 1996. The Bank did not utilize reverse repurchase agreements at December 31, 1995. See "Business of the Bank--Sources of Funds--Borrowings."

    Advances from the FHLB of San Francisco amounted to $80.0 million, $80.0 million and $31.7 million at June 30, 1997 and December 31, 1996 and 1995, respectively. The decrease in borrowings from $310.0 million at December 31, 1994 reflects the actions taken by new management in paying off the Bank's short-term FHLB advances and utilizing, as needed, reverse repurchase agreements at more attractive rates. The Bank was able to utilize reverse repurchase agreements (which were a more cost-efficient source of funds) because of the increased availability of collateral for such borrowings (i.e., mortgage-backed securities) and the improvement in the Bank's financial condition. Of the Bank's $80.0 million of FHLB advances outstanding as of June 30, 1997, $31.0 million were scheduled to mature during 1997 and $49.0 million were scheduled to mature during 1998. The Bank's FHLB advances had a weighted average interest rate of 5.91% at June 30, 1997, as compared to 5.91% and 5.84% at December 31, 1996 and 1995, respectively. See "Business--Sources of Funds--Borrowings." At June 30, 1997, the Bank had a collateralized available line of credit of approximately $325.0 million with the FHLB of San Francisco. See "Liquidity and Capital Resources."

    STOCKHOLDER'S EQUITY. Stockholder's equity increased from $67.4 million at December 31, 1995 to $76.6 million at December 31, 1996 and further increased to $84.9 million at June 30, 1997. The $9.2 million or 13.6% increase in stockholder's equity during the year ended December 31, 1996 reflected the $13.6 million of net earnings recognized during the year, which was partially offset by a $4.4 million increase in unrealized losses on securities classified as available for sale. The $8.3 million or 10.8% increase in stockholder's equity during the six months ended June 30, 1997 reflected a $1.7 million decrease in unrealized losses on securities classified as available for sale, and the $6.9 million of net earnings recognized during the period.

RESULTS OF OPERATIONS

    GENERAL. The Bank's results of operations depend substantially on its net interest income, which is the difference between interest income on interest-earning assets, which consist primarily of loans receivable, mortgage-backed and investment securities and various other short-term investments, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Bank's results of operations are also significantly affected by the net costs of hedging its interest rate exposure; its provisions for losses on loans resulting from the Bank's assessment of the adequacy of its allowance for losses on loans; the level of its other income, including loan service and related fees, net gains on sales of securities, loans and loan servicing, and net income and losses from real estate operations; the level of its operating expenses, such as personnel and benefits expense, occupancy and other office related expense and FDIC insurance premiums; and income tax expense and benefits.

    The Bank reported net earnings (loss) of $6.9 million, $5.9 million, $13.6 million, $(8.6) million and $(48.5) million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. Net earnings increased by $979,000 or 16.5% during the six months ended June 30, 1997, as compared to the same period in the prior year, due to a $1.6 million decrease in the provision for losses on loans, a $118,000 increase in net interest income and a $237,000 increase in total other income (primarily reflecting the sale of servicing rights), which was partially offset by a $939,000 increase in total operating expenses.

    Net earnings increased by $22.2 million during the year ended December 31, 1996 due to a $7.6 million increase in total other income, a $5.9 million decrease in the provision for losses on loans, a $5.3 million increase in net interest income, a $3.0 million decrease in total operating expenses and a $370,000 increase in the income tax benefit recognized during the year.

    The Bank recognized a net loss of $8.6 million during the year ended December 31, 1995, as compared to a net loss of $48.5 million during the year ended December 31, 1994. The $39.9 million decrease in the Bank's net losses during 1995 was primarily due to a $15.6 million decrease in the provision for losses on loans, a $10.0 million decrease in total operating expenses, a $376,000 increase in total other income and a $2.6 million income tax benefit recognized during 1995 (as compared to $11.4 million of income tax expense recognized during 1994).

    NET INTEREST INCOME. Net interest income is determined by the Bank's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

    Net interest income totaled $16.8 million, $16.7 million, $33.3 million, $27.9 million and $28.0 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. Net interest income increased by $118,000 or 0.71% during the six months ended June 30, 1997, as compared to the same period in the prior year, due to a $73.6 million increase in interest-earning assets (consisting primarily of a $153.4 million increase in the average balance of mortgage-backed securities, which was partially offset by an $85.7 million decrease in loans receivable) together with an decrease in the Bank's interest rate spread of 6 basis points. Net interest income increased by $5.3 million or 19.1% during the year ended December 31, 1996 due to a 37 basis point increase in the Bank's interest rate spread (reflecting a 22 basis point increase in the average yield earned on the Bank's interest-earning assets and a 15 basis point reduction in the average rate paid on the Bank's interest-bearing liabilities). Net interest income declined slightly by $91,000 or 0.3% during the year ended December 31, 1995 due to a $116.7 million decline in interest-earning assets (consisting primarily of a $86.4 million decrease in the average balance of loans receivable), which was partially offset by an increase in the Bank's interest rate spread of 3 basis points.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

    The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Bank from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods:

                                                             SIX MONTHS ENDED                            YEAR ENDED DECEMBER
                                                                 JUNE 30,                                        31,
                                   --------------------------------------------------------------------  --------------------
                                                 1997                               1996                         1996
                                   ---------------------------------  ---------------------------------  --------------------
                                                            AVERAGE                            AVERAGE
                                    AVERAGE                 YIELD/     AVERAGE                 YIELD/     AVERAGE
                                    BALANCE    INTEREST      COST      BALANCE    INTEREST      COST      BALANCE   INTEREST
                                   ---------  -----------  ---------  ---------  -----------  ---------  ---------  ---------
                                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable (1)...........  $1,112,787  $  41,353       7.39%  $1,198,511  $  45,784       7.56%  $1,176,944 $  89,020
  Mortgage-backed securities
    (2)..........................    493,941      16,197       6.52     340,530      11,552       6.71     387,603     26,136
  Other earning assets (3).......    127,111       3,868       6.05     121,210       3,590       5.86     105,583      7,740
                                   ---------  -----------             ---------  -----------             ---------  ---------
      Total interest-earning
        assets...................  1,733,839      61,418       7.05%  1,660,251      60,926       7.26%  1,670,130    122,896
                                              -----------  ---------             -----------  ---------             ---------
                                                           ---------                          ---------
Noninterest-earning assets.......     73,682                             60,943                             65,179
                                   ---------                          ---------                          ---------
      Total assets...............  $1,807,521                         $1,721,194                         $1,735,309
                                   ---------                          ---------                          ---------
                                   ---------                          ---------                          ---------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts (4).....    363,717       6,604       3.61%    327,666       6,140       3.71%  $ 352,853     13,484
    Term certificates of
      deposit....................    982,564      27,353       5.54   1,125,398      32,747       5.76   1,069,484     61,652
                                   ---------  -----------  ---------  ---------  -----------             ---------  ---------
      Total deposits.............  1,346,281      33,957              1,453,064      38,887              1,422,337     75,136
  Total borrowings...............    366,403      10,471       5.68     187,302       5,098       5.38     232,668     14,108
  Hedging costs..................         --         150                     --         219                     --        387
                                   ---------  -----------             ---------  -----------             ---------  ---------
      Total interest-bearing
        liabilities..............  1,712,684      44,578       5.18%  1,640,366      44,204       5.33%  1,655,005     89,631
                                              -----------  ---------             -----------  ---------             ---------
                                                           ---------                          ---------
Noninterest bearing
  liabilities....................     16,074                             13,571                             12,998
                                   ---------                          ---------                          ---------
      Total liabilities..........  1,728,758                          1,653,937                          1,668,003
Stockholder's equity.............     78,763                             67,257                             67,306
                                   ---------                          ---------                          ---------
      Total liabilities and
        stockholder's equity.....  $1,807,521                         $1,721,194                         $1,735,309
                                   ---------                          ---------                          ---------
                                   ---------                          ---------                          ---------
Net interest-earning assets......  $  21,155                          $  19,885                          $  15,125
                                   ---------                          ---------                          ---------
                                   ---------                          ---------                          ---------
Net interest income/interest rate
  spread.........................              $  16,840       1.87%              $  16,722       1.93%             $  33,265
                                              -----------  ---------             -----------  ---------             ---------
                                              -----------  ---------             -----------  ---------             ---------
Net interest margin..............                              1.92%                              1.99%
                                                           ---------                          ---------
                                                           ---------                          ---------
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities...                            101.24%                            101.21%
                                                           ---------                          ---------
                                                           ---------                          ---------


                                                           1995                              1994
                                              -------------------------------  ---------------------------------
                                    AVERAGE                          AVERAGE                           AVERAGE
                                    YIELD/     AVERAGE               YIELD/     AVERAGE                YIELD/
                                     COST      BALANCE   INTEREST     COST      BALANCE   INTEREST      COST
                                   ---------  ---------  ---------  ---------  ---------  ---------  -----------

Interest-earning assets:
  Loans receivable (1)...........      7.56%  $1,284,090 $  94,473      7.36%  $1,370,528 $  89,293        6.52%
  Mortgage-backed securities
    (2)..........................      6.74     328,446     21,836      6.65     356,260     22,621        6.35
  Other earning assets (3).......      7.33     108,114      6,617      6.12     110,526      4,347        3.93
                                              ---------  ---------             ---------  ---------
      Total interest-earning
        assets...................      7.36%  1,720,650    122,926      7.14%  1,837,314    116,261        6.33%
                                   ---------             ---------  ---------             ---------  -----------
                                   ---------                        ---------                        -----------
Noninterest-earning assets.......                48,945                           76,042
                                              ---------                        ---------
      Total assets...............             $1,769,595                       $1,913,356
                                              ---------                        ---------
                                              ---------                        ---------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts (4).....      3.82%  $ 197,441      5,287      2.68%  $ 205,684  $   3,995        1.94%
    Term certificates of
      deposit....................      5.76   1,212,989     69,579      5.74   1,186,191     54,010        4.55
                                              ---------  ---------             ---------  ---------
      Total deposits.............             1,410,430     74,866             1,391,875     58,005
  Total borrowings...............      6.06     293,606     18,443      6.28     451,205     21,623        4.79
  Hedging costs..................                    --      1,685                    --      8,610
                                              ---------  ---------             ---------  ---------
      Total interest-bearing
        liabilities..............      5.42%  1,704,036     94,994      5.57%  1,843,080     88,238        4.79%
                                   ---------             ---------  ---------             ---------  -----------
                                   ---------                        ---------                        -----------
Noninterest bearing
  liabilities....................                13,854                           16,048
                                              ---------                        ---------
      Total liabilities..........             1,717,890                        1,859,128
Stockholder's equity.............                51,705                           54,228
                                              ---------                        ---------
      Total liabilities and
        stockholder's equity.....             $1,769,595                       $1,913,356
                                              ---------                        ---------
                                              ---------                        ---------
Net interest-earning assets......             $  16,614                        $  (5,766)
                                              ---------                        ---------
                                              ---------                        ---------
Net interest income/interest rate
  spread.........................      1.94%             $  27,932      1.57%             $  28,023        1.54%
                                   ---------             ---------  ---------             ---------  -----------
                                   ---------             ---------  ---------             ---------  -----------
Net interest margin..............      1.99%                            1.62%                              1.53%
                                   ---------                        ---------                        -----------
                                   ---------                        ---------                        -----------
Ratio of average interest-earning
  assets to average
  interest-bearing liabilities...    100.91%                          100.97%                             99.69%
                                   ---------                        ---------                        -----------
                                   ---------                        ---------                        -----------

----------------------------------
(1) The average balance of loans receivable includes nonperforming loans, interest on which is recognized on a cash basis.
(2) Includes mortgage-backed securities classified as held to maturity and available for sale.
(3) Includes short-term investments, securities purchased under agreements to resell, investment securities and FHLB stock.
(4) Includes passbook, NOW and money market accounts.

RATE/VOLUME ANALYSIS

    The following table sets forth the effects of changing rates and volumes on net interest income of the Bank. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes in rate/volume (change in rate multiplied by change in volume).

                                                                SIX MONTHS ENDED JUNE 30, 1997             YEAR ENDED DECEMBER
                                                                 COMPARED TO SIX MONTHS ENDED                    31, 1996
                                                                        JUNE 30, 1996                        COMPARED TO 1995
                                                     ----------------------------------------------------  --------------------
                                                            INCREASE (DECREASE)                            INCREASE (DECREASE)
                                                                  DUE TO                                          DUE TO
                                                     ---------------------------------                     --------------------

                                                                                            TOTAL NET
                                                                              RATE/         INCREASE
                                                       RATE      VOLUME      VOLUME        (DECREASE)        RATE      VOLUME
                                                     ---------  ---------  -----------  -----------------  ---------  ---------
                                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable.................................  $  (1,245) $  (3,257)  $      71       $  (4,431)     $   2,651  $  (7,883)
  Mortgage-backed securities.......................       (386)     5,176        (145)          4,645            311      3,933
  Other earning assets.............................         98        174           6             278          1,310       (155)
                                                     ---------  ---------       -----         -------      ---------  ---------
Total net change in income on interest-earning
  assets...........................................     (1,533)     2,093         (68)            492          4,272     (4,105)
                                                     ---------  ---------       -----         -------      ---------  ---------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts...........................       (191)       672         (17)            464          2,258      4,162
    Term certificates of deposit...................     (1,418)    (4,133)        157          (5,394)           346     (8,232)
                                                     ---------  ---------       -----         -------      ---------  ---------
      Total deposits...............................     (1,609)    (3,461)        140          (4,930)         2,604     (4,070)
  Borrowings.......................................        255      4,848         270           5,373           (640)    (3,828)
  Hedging costs....................................         --         --         (69)            (69)            --         --
                                                     ---------  ---------       -----         -------      ---------  ---------
Total net change in expense on interest-bearing
  liabilities......................................     (1,354)     1,387         341             374          1,964     (7,898)
                                                     ---------  ---------       -----         -------      ---------  ---------
Change in net interest income......................  $    (179) $     706   $    (409)      $     118      $   2,308  $   3,793
                                                     ---------  ---------       -----         -------      ---------  ---------
                                                     ---------  ---------       -----         -------      ---------  ---------


                                                                                    YEAR ENDED DECEMBER 31, 1995
                                                                                          COMPARED TO 1994
                                                                                   -------------------------------

                                                                                     INCREASE (DECREASE) DUE TO
                                                                                   -------------------------------
                                                                    TOTAL NET
                                                       RATE/        INCREASE                               RATE/
                                                      VOLUME       (DECREASE)        RATE      VOLUME     VOLUME
                                                     ---------  -----------------  ---------  ---------  ---------

Interest-earning assets:
  Loans receivable.................................  $    (221)     $  (5,453)     $  11,539  $  (5,632) $    (727 )
  Mortgage-backed securities.......................         56          4,300          1,064     (1,766)       (83 )
  Other earning assets.............................        (32)         1,123          2,418        (95)       (53 )
                                                     ---------        -------      ---------  ---------  ---------
Total net change in income on interest-earning
  assets...........................................       (197)           (30)        15,021     (7,493)      (863 )
                                                     ---------        -------      ---------  ---------  ---------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts...........................      1,777          8,197          1,513       (160)       (61 )
    Term certificates of deposit...................        (41)        (7,927)        14,032      1,220        317
                                                     ---------        -------      ---------  ---------  ---------
      Total deposits...............................      1,736            270         15,545      1,060        256
  Borrowings.......................................        133         (4,335)         6,720     (7,553)    (2,347  )
  Hedging costs....................................     (1,298)        (1,298)            --         --     (6,925 )
                                                     ---------        -------      ---------  ---------  ---------
Total net change in expense on interest-bearing
  liabilities......................................        571         (5,363)        22,265     (6,493)    (9,016 )
                                                     ---------        -------      ---------  ---------  ---------
Change in net interest income......................  $    (768)     $   5,333      $  (7,244) $  (1,000) $   8,153
                                                     ---------        -------      ---------  ---------  ---------
                                                     ---------        -------      ---------  ---------  ---------


                                                         TOTAL NET
                                                         INCREASE
                                                        (DECREASE)
                                                     -----------------

Interest-earning assets:
  Loans receivable.................................      $   5,180
  Mortgage-backed securities.......................           (785)
  Other earning assets.............................          2,270
                                                           -------
Total net change in income on interest-earning
  assets...........................................          6,665
                                                           -------
Interest-bearing liabilities:
  Deposits:
    Transaction accounts...........................          1,292
    Term certificates of deposit...................         15,569
                                                           -------
      Total deposits...............................         16,861
  Borrowings.......................................         (3,180)
  Hedging costs....................................         (6,925)
                                                           -------
Total net change in expense on interest-bearing
  liabilities......................................          6,756
                                                           -------
Change in net interest income......................      $     (91)
                                                           -------
                                                           -------

    INTEREST INCOME. Total interest income increased by $492,000 or 0.8% during the six months ended June 30, 1997, as compared to the same period in the prior year, decreased slightly by $30,000 during the year ended December 31, 1996 and increased by $6.7 million or 5.7% during the year ended December 31, 1995. Interest income on loans receivable, the largest component of the Bank's interest-earning assets, decreased by $4.4 million or 9.7% during the six months ended June 30, 1997, as compared to the same period in the prior year, decreased by $5.5 million or 5.8% during the year ended December 31, 1996 and increased by $5.2 million or 5.8% during the year ended December 31, 1995. The decrease in recent periods in interest income on loans receivable is attributable to a change in the Bank's orientation with respect to lending. Under the Bank's new management, the origination of mortgage loans by commissioned loan officers operating from loan production facilities and purchase of broker originated loans has been discontinued. The Bank's current emphasis is on providing a full range of services to customers at all of its branch offices, including the taking of loan applications. This has necessarily involved hiring and training sufficient personnel, which has been a contributing factor to the decline in loan originations from historical levels during the early 1990s. See "Business of the Bank--Lending Activities."

    Interest income on mortgage-backed securities increased by $4.6 million or 40.2% during the six months ended June 30, 1997, as compared to the same period in the prior year, increased by $4.3 million or 19.7% during the year ended December 31, 1996 and decreased by $785,000 or 3.5% during the year ended December 31, 1995. Since June 1995, the Bank has increased its investment in adjustable rate U.S. Government agency mortgage-backed securities in order to reduce the Bank's exposure to interest rate risk, limit the Bank's credit risk and earn a positive interest rate spread. See "Business of the Bank-- Investment Activities."

    Interest income on investment securities and other interest-earning assets (which consist of U.S. Government agency securities, FHLB stock, securities purchased under agreements to resell and other short-term investments) increased by $278,000 or 7.7% during the six months ended June 30, 1997, as compared to the same period in the prior year, and increased by $1.1 million or 17.0% and $2.3 million or 52.2% during the years ended December 31, 1996 and 1995, respectively. The increase in such interest income during the six months ended June 30, 1997 was primarily due to a $5.9 million increase in the average balance of such investments and, to a lesser extent, an increase in the average yield earned thereon of 19 basis points. The increase in such interest income during 1996 and 1995 was due primarily to increases in the weighted average yield earned on such investments of 121 and 219 basis points, respectively. See "Business of the Bank--Investment Activities."

    INTEREST EXPENSE. Total interest expense increased by $374,000 or 0.8% during the six months ended June 30, 1997, as compared to the same period in the prior year, decreased by $5.4 million or 5.6% during the year ended December 31, 1996 and increased by $6.8 million or 7.7% during the year ended December 31, 1995. One of the primary elements of the Bank's business strategy since the change in management in March 1995 has been to reduce the Bank's overall funding costs. Interest expense on deposits, the largest component of the Bank's interest-bearing liabilities, decreased by $4.9 million or 12.7% during the six months ended June 30, 1997, as compared to the same period in the prior year, and marginally increased by $270,000 or 0.4% during the year ended December 31, 1996. Since June 1995, the Bank's new management has emphasized transactional accounts and has allowed the Bank's non-retail jumbo certificates of deposit to run off as they mature, which has reduced the average rate paid on the Bank's deposit accounts. Interest expense on deposits increased by $16.9 million or 29.1% in 1995 over the previous year, which was prior to implementation by new management of its cost containment program. See "Business of the Bank--Sources of Funds--Deposits."

    Interest expense on borrowings consists of reverse repurchase agreements and FHLB advances. Interest expense on reverse repurchase agreements increased by $3.9 million or 94.7% during the six months ended June 30, 1997, as compared to the same period in the prior year, and increased by $3.8 million or 54.3% and $955,000 or 15.6% during the years ended December 31, 1996 and 1995, respectively. Since June 1995, the Bank's new management has utilized reverse repurchase agreements as a short-term source of funds when the rates on such borrowings are favorable as compared to its other funding sources. See "Business--Sources of Funds--Borrowings."

    Interest expense on advances from the FHLB of San Francisco increased by $1.4 million or 152% during the six months ended June 30, 1997, as compared to the same period in the prior year, and decreased by $8.2 million or 71.8% and $4.1 million or 26.7% during the years ended December 31, 1996 and 1995, respectively. Since June 1995, the Bank's new management has allowed its short-term FHLB advances to mature and has generally utilized reverse repurchase agreements as an alternative source of short-term funds. See "Business--Sources of Funds--Borrowings."

    The Bank's interest expense during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 included the costs of hedging the Bank's interest rate exposure. Such hedging costs amounted to $150,000, $219,000, $387,000, $1.7 million and $8.6 million during such respective periods. The Bank has in the past utilized interest rate swaps, corridors, caps and floors in order to manage its interest rate risk. However, since the change in management, the Bank has not entered into any such interest rate contracts and has allowed its remaining contracts to expire as they mature. As a result, the Bank's hedging costs have declined significantly since 1994. At June 30, 1997, the Bank had one remaining interest rate swap contract with a notional amount of $5.8 million and 9 remaining interest rate corridors with an aggregate notional amount of $57.0 million. See "--Asset and Liability Management."

    PROVISION FOR LOSSES ON LOANS. Provisions for losses on loans are provided on both a specific and general basis. Specific and general valuation allowances are increased by provisions charged to expense and decreased by charge-offs of loans, net of recoveries. Specific allowances are provided for impaired loans for which the expected loss is measurable. General valuation allowances are provided based on a formula which incorporates a number of factors, including economic trends, industry experience, estimated collateral values, past loss experience, the Bank's underwriting practices, and management's ongoing assessment of the credit risk inherent in its portfolio. The Bank periodically reviews the assumptions and formula by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.

    While management uses the best information available to make the periodic evaluations of specific and general valuation allowances, adjustments to both allowances may be necessary if actual future economic conditions differ substantially from the assumptions used in making such periodic evaluations. In addition, regulatory examiners may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

    The Bank established provisions for losses on loans of $655,000, $2.2 million, $2.9 million, $8.8 million and $24.4 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. During such respective periods, loan charge-offs (net of recoveries) amounted to $5.3 million, $7.6 million, $11.2 million, $7.1 million and $13.0 million, respectively. The allowance for losses on loans as a percentage of total non-performing loans and troubled debt restructurings was 86.64%, 94.41%, 90.30%, 75.67% and 43.66% at June 30, 1997 and 1996 and December
31, 1996, 1995 and 1994, respectively. The allowance for losses on loans as a percentage of total loans, net was 1.69%, 2.22%, 2.04%, 2.57%, and 2.28% at June 30, 1997 and 1996 and December 31, 1996, 1995 and 1994, respectively. Consequently, the decline in the Bank's provisions for losses on loans since 1994 reflects the decline in the Bank's non-performing loans and troubled debt restructurings as well as the general decline in loan delinquencies over such periods. The net charge-offs recognized by the Bank during the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995 primarily reflected the transfer of loans (particularly multi-family residential loans) to real estate owned. Such multi-family loans had specific valuation allowances which had been established through increased provisions for loans in prior periods. At the time of transfer of the loans to real estate owned, such specific valuation allowances were charged off. As a result of the transfer of such loans to real estate owned, the Bank's non-performing loans have declined since 1995, which has contributed to the decrease in the Bank's provision for losses on loans. Management believes that its allowance for losses on loans at June 30, 1997 was adequate. Nevertheless, there can be no assurances that additions to such allowance will not be necessary in future periods, particularly if the growth in the Bank's commercial and consumer lending continues. See "Business of the Bank--Allowance for Losses on Loans."

    OTHER INCOME. Total other income increased by $237,000 or 5.1% during the six months ended June 30, 1997, as compared to the same period in the prior year, and increased by $7.6 million and $376,000 during the years ended December 31, 1996 and 1995, respectively. Loan service and loan related fees amounted to $402,000, $719,000, $1.4 million, $1.6 million and $2.0 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The decline in such fees during the periods presented primarily reflected the reduction in loan balances outstanding in the loan servicing portfolio due to normal repayments and prepayments.

    The Bank recognized net gains on sales of mortgage-backed and other securities of $122,000, $3.6 million, $3.6 million, $641,000 and $485,000 during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. During such respective periods, the Bank sold $41.9 million, $38.4 million, $158.4 million, $184.3 million and $48.9 million of mortgage-backed securities.

    Net gains (losses) on the sale of loans and loan servicing amounted to $3.4 million, $(53,000), $(53,000), $(166,000) and $2.7 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The Bank sold $27.5 million and $394.6 million of loans during the years ended December 31, 1995 and 1994, respectively, and $873.6 million and $230.0 million of loan servicing during the six months ended June 30, 1997 and the year ended December 31, 1994, respectively. The sale of loan servicing during the six months ended June 30, 1997, which involved the majority of the Bank's residential loan portfolio, was predicated upon new management's determination that it was costly and inefficient for the Bank to service a varied collection of loan products which it no longer offered.

    Net income (loss) from real estate operations amounted to $112,000, $(197,000), $1.9 million, $(2.1) million and $(5.4) million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. Net income (loss) from real estate operations consists of (i) losses from real estate operations (rental income less operating expenses), (ii) gains on sales of real estate owned and real estate held for investment and (iii) provisions for losses on real estate owned and real estate held for investment. During the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, losses from real estate operations amounted to $(665,000), $(145,000), $(634,000), $(448,000) and $(845,000),
respectively, gains on sales of real estate owned and real estate held for investment amounted to $1.0 million, $135,000, $3.3 million, $392,000 and $196,000, respectively, and provisions for losses on real estate owned and real estate held for investment amounted to $245,000, $187,000, $766,000, $2.0 million and $4.7 million, respectively. The improving economy in southern California since 1996 has assisted in new management's efforts to promptly dispose of it real estate holdings, and has facilitated sales well in excess of carrying values during 1996 and the first quarter of 1997.

    Miscellaneous other income (consisting primarily of fees on deposit accounts) amounted to $795,000, $538,000, $1.2 million, $513,000 and $360,000 during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively.

    OPERATING EXPENSES. Total operating expenses increased by $939,000 or 7.1% during the six months ended June 30, 1997, as compared to the same period in the prior year, and decreased by $3.0 million or 9.7% and $10.0 million or 24.4% during the years ended December 31, 1996 and 1995, respectively. From the time of the change in the Bank's management in March 1995 through 1996, the Bank had aggressively reduced its operating expenses, as described herein. See also "The Bank." The increase in operating expenses during the June 1997 period over the comparable period in 1996 is attributable to hirings made by new management to further the Bank's commercial lending emphasis as well as to leasing expenses associated with the Bank's new data processing equipment. During the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, total operating expenses as a percentage of average total assets amounted to 1.56%, 1.53%, 1.61%, 1.75% and 2.14%, respectively.

    The principal category of the Bank's operating expenses is personnel and benefits expense, which amounted to $5.5 million, $5.3 million, $10.8 million, $12.1 million and $19.1 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The decline in such expense from 1994 through 1996 is due to new management of the Bank streamlining its operations, which resulted in a 20% reduction in the number of full-time and part-time employees from 294 at December 31, 1994 to 234 at June 30, 1997. Personnel and benefits expense increased during the six months ended June 30, 1997, as compared to the same period in the prior year, primarily as a result of the hiring and training of new commercial and consumer lending personnel. Management anticipates a much greater emphasis in these lending areas during the balance of 1997 and in future years. See "Business of the Bank--Lending Activities."

    Occupancy expense amounted to $3.4 million, $3.1 million, $6.4 million, $7.0 million and $8.8 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The decline in occupancy expense from 1994 through 1996 reflected the closing of the Bank's loan production offices and Operations Center as well as the relocation of the Bank's corporate headquarters. The increase in such expense during the six months ended June 30, 1997, as compared to the same period in the prior year, was primarily due to the data processing equipment lease and expenses associated with security personnel. The general decline in occupancy expense during the periods presented occurred notwithstanding the Bank opening a new de novo branch office in Buena Park, California in November 1995 and a branch office facility in Los Angeles, California in April 1996. Moreover, management expects occupancy expense to continue to increase over the next year as the Bank intends to install and operate ten new automated teller machines ("ATMs") within a chain of health clubs located in Southern California (and the Bank also has an option to install and operate up to an additional 15 ATMs within such chain of health clubs).

    FDIC insurance premiums totaled $2.5 million, $2.3 million, $4.4 million, $4.3 million and $4.1 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. FDIC insurance premiums are a function of the size of the Bank's deposit base. Pursuant to legislation effective September 30, 1996, SAIF member institutions were required to pay a one-time special assessment equal to 65.7 basis points for all SAIF-assessable deposits as of June 30, 1995. As a result of the Bank's financial condition, the Bank applied for and obtained an exemption from paying such special assessment, which would have amounted to approximately $9.0 million. During the fourth quarter of 1996, the FDIC lowered the assessment rates for SAIF members so that the highest rated institutions are currently paying 6.4 basis points in deposit insurance premiums. However, as a result of the Bank's exemption from paying the one-time special assessment, the Bank will continue to pay future assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995 (i.e. 30 basis points). Consequently, the Bank does not anticipate any material reductions in its deposit insurance premiums prior to 1999. See "Regulation--FDIC Assessments."

    Professional services expense amounted to $292,000, $85,000, $771,000, $2.1 million and $2.0 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The significant expense recognized during 1995 and 1994 reflected legal expenses associated with problem asset resolution.

    Office related expenses have remained relatively stable over the periods presented and amounted to $1.9 million, $1.8 million, $4.0 million, $4.0 million and $4.4 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively.

    Miscellaneous other expense (consisting primarily of regulatory assessments and, in 1994, Board fees and inspection and other expenses associated with the Northridge earthquake) amounted to $474,000,

$679,000, $1.6 million, $1.5 million and $2.4 million during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively.

    INCOME TAX PROVISION (BENEFIT). During the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, the Bank recognized $0, $5,000, $(3.0) million, $(2.6) million and $11.4 million in income tax provisions (benefits). At December 31, 1996, the Bank had $146.7 million of federal net operating loss carryforwards which expire between 1997 and 2011 and $8.7 million of state net operating loss carryforwards which expire between 1997 and 2000. The 1992 recapitalization of the Bank resulted in an "ownership change" for federal income tax purposes. As a result of such ownership change and pursuant to Section 382 of the Code, the Bank's ability to utilize its net operating loss carryforwards to offset federal and state taxable income is limited to approximately $7.7 million per year. Any unused limitation is available in subsequent years until expiration. As of December 31, 1996, the total net operating loss carryforwards which are available during 1997 amount to approximately $38.7 million. See "The Bank," "Risk Factors--Availability of Net Operating Loss Carryovers," "Taxation" and Note 13 of the Notes to Consolidated Financial Statements.

ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is concerned with the timing and magnitude of the repricing of assets and liabilities. It is the objective of the Bank to attempt to control risks associated with interest rate movements. In general, management's strategy is to match asset and liability balances within maturity categories to limit the Bank's exposure to earnings variations and variations in the value of assets and liabilities as interest rates change over time. The Bank's asset and liability management strategy is formulated and monitored by the Asset/Liability Management Committee, which is comprised of senior officers of the Bank, in accordance with policies approved by the Board of Directors of the Bank. The Asset/Liability Management Committee meets weekly to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, including those attributable to hedging transactions, purchase and sale activity, and maturities of investments and borrowings. The Asset/Liability Management Committee also approves and establishes pricing and funding decisions with respect to overall asset and liability composition and reports regularly to the full Board of Directors.

    One of the primary goals of the Bank's Asset/Liability Management Committee is to effectively increase the duration of the Bank's liabilities and/or effectively contract the duration of the Bank's assets so that the respective durations are matched as closely as possible. This duration adjustment can be accomplished either internally by restructuring the Bank's balance sheet, or externally by adjusting the duration of the Bank's assets and/or liabilities through the use of interest rate contracts, such as interest rate swaps, corridors, caps and floors. Although the Bank has in the past hedged its interest rate exposure externally through the use of various interest rate contracts, the Bank's current strategy is to hedge internally through the use of core transaction deposit accounts which are not as rate sensitive as other deposit instruments and FHLB advances together with an emphasis on investing in shorter-term or adjustable rate assets which are more responsive to changes in interest rates, such as adjustable rate U.S. Government agency mortgage-backed securities, short-term U.S. Government agency securities and commercial business and consumer loans. The foregoing strategies are more fully described below.

    Internal hedging through balance sheet restructuring generally involves either the attraction of longer-term or less rate sensitive funds (i.e., core transaction deposit accounts which are not as rate sensitive as other deposit instruments or FHLB advances) or the investment in certain types of shorter-term or adjustable rate assets such as adjustable rate mortgage-backed securities, shorter-term U.S. Government agency securities and commercial business and consumer loans. On the asset side of the balance sheet, the Bank's new management has discontinued the use of adjustable rate mortgage products tied to a COFI based index, which tends to react more slowly to changes in interest rates, and has emphasized loan products tied to a U.S. Treasury based index (which reacts much more quickly to changes in interest rates).

During the six months ended June 30, 1997, the Bank sold $85.2 million of such COFI-based residential mortgage loans and used the sale proceeds to purchase $59.0 million of one year adjustable-rate loans tied to the U.S. Treasury index of comparable maturity. See "Business of the Bank--Lending Activities-- Origination, Purchase and Sale of Loans."

    The Bank has also significantly increased aggregate purchases of both short-term or adjustable rate securities in recent periods, as purchases were $176.9 million, $216.8 million and $49.7 million during the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995. At June 30, 1997, $331.4 million or 57.3% of the Bank's mortgage-backed securities were secured by adjustable rate loans. In addition, during the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995, the Bank originated in the aggregate $10.3 million, $9.8 million and $4.5 million of commercial business and consumer loans, respectively, which amounted to 23.8%, 15.8% and 16.7% of total loan originations, respectively. The Bank intends to increase its origination of commercial business and consumer loans which have adjustable rates of interest and shorter terms. On the liability side of the balance sheet, new management has decreased the Bank's reliance on shorter-term brokered deposits, which carry high interest rates and are a volatile funding source, in favor of longer-term FHLB advances and retail certificates of deposits. Non-retail jumbo certificates of deposit have declined from $122.2 million at December 31, 1994 to $3.5 million at June 30, 1997.

    External hedging involves the use of interest rate swaps, collars, corridors, caps and floors. The notional amount of interest rate contracts represents the underlying amount on which periodic cash flows are calculated and exchanged between counterparties. However, this notional amount does not represent the principal amount of loans or securities which would effectively be hedged by that interest rate contract. In selecting the type and amount of interest rate contract to utilize, the Bank compares the duration of a particular contract, or its change in value for a 100 basis point movement in interest rates, to that of the loans or securities to be hedged. An interest rate contract with the appropriate offsetting duration may have a notional amount much greater than the face amount of the securities being hedged.

    At June 30, 1997, the Bank was a party to one interest rate swap agreement. The interest rate swap consists of an agreement whereby the Bank has agreed to pay a floating-rate of interest on a notional principal amount to a second party (i.e., a broker) in exchange for receiving from the second party a fixed rate of interest on the same notional amount for a predetermined period of time. No actual assets were exchanged and interest payments are netted. This swap contract was entered into in 1994 in order to limit the interest rate risk related to the relative repricing characteristics of the Bank's interest-bearing deposits. The swap agreement has an aggregate notional amount of approximately $5.8 million and expires in 1999. The Bank pays a floating-rate (based on the one-month London Interbank Offer Rate ("LIBOR") and receives a fixed rate amounting to 5.69% at June 30, 1997. At June 30, 1997, one-month LIBOR was 5.69%. The net expense (income) relating to the Bank's interest rate swap agreements was $(2,900), $35,000, $1.2 million and $8.4 million during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively.

    At June 30, 1997, the Bank was also a party to nine interest rate corridor agreements, which agreements expire from 1997 through 2001 and cover an aggregate notional amount of approximately $57.0 million. An interest rate corridor consists of an agreement whereby the issuer agrees to pay the purchaser, in exchange for the payment of a premium, the prevailing rate of interest in the event interest rates rise above a specified rate on a specified interest rate index and do not exceed a specified upper rate on the same index. The Bank entered into interest rate corridors as a means to artificially raise the interest rate cap on certain loans. As of June 30, 1997, the interest rate corridors have an average strike price of 6.56% and an average limit rate of 8.21% (the Bank's interest rate corridors are based on either three month LIBOR or COFI). The aggregate net expense relating to the Bank's interest rate corridors and floors was $153,000, $352,000, $468,000 and $174,000 during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively. See Note 14 to the Notes to Consolidated Financial Statements.

    The Asset/Liability Management Committee's methods for evaluating interest rate risk include an analysis of the Bank's interest rate sensitivity "gap," which is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

    The following table summarizes the anticipated maturities or repricing of the Bank's interest-earning assets and interest-bearing liabilities as of June 30, 1997, based on the information and assumptions set forth in the notes below.

                                                                                        MORE THAN
                                                               THREE TO    MORE THAN   THREE YEARS
                                                 WITHIN THREE   TWELVE    ONE YEAR TO    TO FIVE     OVER FIVE
                                                    MONTHS      MONTHS    THREE YEARS     YEARS        YEARS       TOTAL
                                                 ------------  ---------  -----------  -----------  -----------  ---------
                                                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets (1):
  Loans receivable (2):
  Single-family residential loans: Fixed.......   $    6,862   $     671   $     805    $     599    $ 132,711   $ 141,648
  Adjustable...................................      252,764     138,739       9,332           --           --     400,835
  Multi-family residential: Fixed..............           13         174         217        3,513       21,279      25,196
  Adjustable...................................      386,788      18,878         307        1,321        1,898     409,192
  Commercial, industrial and land: Fixed.......           --       1,107       2,956          117       15,480      19,660
  Adjustable...................................       97,860       2,932       3,000           --           --     103,792
  Other loans (3)..............................          951       2,036       2,724        1,686        4,972      12,369
Mortgage-backed and other securities (4).......      311,147      15,175          --       20,157      285,336     631,815
Other interest-earning assets (5)..............        3,335          --          --           --       14,686      18,021
                                                 ------------  ---------  -----------  -----------  -----------  ---------
    Total......................................   $1,059,720   $ 179,712   $  19,341    $  27,393    $ 476,362   $1,762,528
                                                 ------------  ---------  -----------  -----------  -----------  ---------
                                                 ------------  ---------  -----------  -----------  -----------  ---------
Interest-bearing liabilities:
  Deposits:
  NOW accounts.................................   $   85,123   $      --   $      --    $      --    $      --   $  85,123
  Passbook accounts............................      234,953          --          --           --           --     234,953
  Money market accounts........................       19,766          --          --           --           --      19,766
  Certificates of deposit......................      198,329     624,651     142,439        8,739           36     974,194
Borrowings.....................................       96,570     125,788     129,000       60,000           --     411,358
                                                 ------------  ---------  -----------  -----------  -----------  ---------
    Total......................................   $  634,741   $ 750,439   $ 271,439    $  68,739    $      36   $1,725,394
                                                 ------------  ---------  -----------  -----------  -----------  ---------
                                                 ------------  ---------  -----------  -----------  -----------  ---------
Excess (deficiency) of interest-earning assets
  over interest-bearing........................   $  424,979   $(570,727)  $(252,098)   $ (41,346)   $ 476,326   $  37,134
                                                 ------------  ---------  -----------  -----------  -----------  ---------
                                                 ------------  ---------  -----------  -----------  -----------  ---------
Cumulative excess (deficiency) of
  interest-earning assets over interest-bearing
  liabilities..................................   $  424,979   $(145,748)  $(397,846)   $(439,192)   $  37,134
                                                 ------------  ---------  -----------  -----------  -----------
                                                 ------------  ---------  -----------  -----------  -----------
Cumulative excess (deficiency) of
  interest-earning assets over interest-bearing
  liabilities as a percent of total assets.....        23.35%      (8.01)%     (21.86 )%     (24.13 )%       2.04%
                                                 ------------  ---------  -----------  -----------  -----------
                                                 ------------  ---------  -----------  -----------  -----------

------------------------

(1) Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on assumptions used by the OTS in assessing the interest rate sensitivity of savings associations in the Bank's region.

(2) Balances have been reduced for non-performing loans, which amounted to $14.0 million at June 30, 1997.

(3) Comprised of commercial and consumer loans and loans serviced by deposits.

(4) Does not include unrealized loss on securities available for sale of $4.4 million.

(5) Comprised of short-term investments, securities purchased under agreements to resell, investment securities and FHLB stock.

    Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, the Asset/Liability Management Committee also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value ("NPV"), which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and NPV that is authorized by the Board of Directors of the Bank.

    The following table sets forth as of June 30, 1997 the estimated percentage change in the Bank's net interest income over a eight-quarter period and NPV based on the indicated changes in interest rates.

                                                                                         ESTIMATED CHANGE IN
                                                                                   -------------------------------
                                                                                   NET INTEREST INCOME
CHANGE (IN BASIS POINTS) IN                                                            (NEXT EIGHT
  INTEREST RATES(1)                                                                     QUARTERS)          NPV
---------------------------------------------------------------------------------  -------------------  ----------
                                                                                           (IN THOUSANDS)
+400.............................................................................       $  44,490       $   26,573
+300.............................................................................          56,666           51,769
+200.............................................................................          67,630           71,939
+100.............................................................................          76,333           91,598
0................................................................................          81,062          107,537
-100.............................................................................          86,615          116,133
-200.............................................................................          88,711          120,274
-300.............................................................................          87,857          140,430
-400.............................................................................          95,667          168,784

------------------------

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

    Management of the Bank believes that the assumptions used by it to evaluate the vulnerability of the Bank's operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of the Bank's assets and liabilities and the estimated effects of changes in interest rates on the Bank's net interest income and NPV could vary substantially if different assumptions were used or actual experience differs from the historical experience on which they are based. See "Regulation--Regulation of Federal Savings Banks--Regulatory Capital Requirements" for a discussion of a proposed OTS regulation which would subject an institution with a greater than "normal" level of interest rate exposure to a deduction of an interest rate risk ("IRR") component in calculating its total capital for risk-based capital purposes. Based on the OTS model, at June 30, 1997, the Bank would not have been required to deduct an IRR component in calculating total risk-based capital had the IRR component of the capital regulations been in effect.

LIQUIDITY AND CAPITAL RESOURCES

    LIQUIDITY. Liquidity refers to the Bank's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, principal and interest payments with respect to outstanding borrowings and to pay operating expenses. It is management's policy to maintain greater liquidity than required in order to be in a position to fund loan originations, to meet withdrawals from deposit accounts, to make principal and interest payments with respect to outstanding borrowings and to make investments that take advantage of interest rate spreads. The Bank monitors its liquidity in accordance with guidelines established by the Bank and applicable regulatory requirements. The Bank's need for liquidity is affected by loan demand, net changes in deposit levels and the scheduled maturities of its borrowings. The Bank can minimize the cash required during the times of heavy loan demand by modifying its credit policies or reducing its marketing effort. Liquidity demand caused by net reductions in deposits are usually caused by factors over which the Bank has limited control. The Bank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB of San Francisco and other short and long-term borrowings.

    The Bank's liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in short-term investments such as securities purchased under agreements to resell, federal funds sold and certificates of deposit in other financial institutions. If the Bank requires funds beyond its ability to generate them internally, various forms of both short and long-term borrowings provide an additional source of funds. At June 30, 1997, the Bank had $325 million in borrowing capacity under a collateralized line of credit with the FHLB of San Francisco. Although the Bank has in the past utilized brokered deposits as a source of liquidity, the Bank does not currently rely upon brokered deposits as a source of liquidity, and does not anticipate a change in this practice in the foreseeable future.

    At June 30, 1997, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $46.3 million. Certificates of deposit which are scheduled to mature within one year totaled $823.0 million at June 30, 1997, and borrowings that are scheduled to mature within the same period amounted to $222.4 million. The Bank anticipates that it will have sufficient funds available to meet its current loan commitments.

    Beginning September 30, 1997, SOCAL intends to begin making quarterly interest payments on its senior debt, which is expected to be funded through dividends from the Bank. SOCAL is expected to make an initial payment of $1.8 million (reflecting accruals since the senior debt was issued in 1995) and quarterly interest payments thereafter beginning with $192,000 for the December 31, 1997 quarter.

    CAPITAL RESOURCES. Federally insured savings institutions such as the Bank are required to maintain minimum levels of regulatory capital. See "Regulation - Regulatory Capital Requirements." The following table reflects the Bank's actual levels of regulatory capital and applicable regulatory capital requirements at June 30, 1997.

                                                              REQUIRED(4)                ACTUAL                  EXCESS
                                                         ----------------------  ----------------------  ----------------------
                                                           PERCENT     AMOUNT      PERCENT     AMOUNT      PERCENT     AMOUNT
                                                         -----------  ---------  -----------  ---------  -----------  ---------

                                                                                 (DOLLARS IN THOUSANDS)
Tangible capital.......................................        1.50%  $  27,325        4.76%  $  86,790        3.26%  $  59,465
Core capital(1)........................................        3.00      54,650        4.76      86,790        1.76      32,140
Risk-based capital(2)(3)...............................        8.00      71,893       10.91      98,047        2.91      26,154

------------------------

(1) Does not reflect amendments which were proposed by the OTS in April 1991, which would increase this requirement to between 4% and 5%.

(2) Does not reflect the interest-rate risk component to the risk-based capital requirement, the effective date of which has been postponed.

(3) Tangible and core capital are computed as a percentage of adjusted total assets of $1.8 billion. Risk-based capital is computed as a percentage of adjusted risk-weighted assets of $899 million.

(4) Does not reflect the requirements to be met in order for an institution to be deemed "adequately capitalized" under applicable laws and regulations. See "Regulation--Prompt Corrective Action."

INFLATION AND CHANGING PRICES

    The Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to available for sale securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

    Set forth below are recent accounting pronouncements which may have a future effect on the Bank's operations. These pronouncements should be read in conjunction with the significant accounting policies which the Bank has adopted that are set forth in the Bank's Notes to Consolidated Financial Statements.

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, which was effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS No. 125 did not have a material adverse effect on the Bank's financial statements.

    In February 1997, the FASB released SFAS No. 128 "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the numerator and denominator of the diluted EPS computation.

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

    SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

    In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." Statement 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number of companies subject to portions of its requirements.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management is in the process of determining the impact, if any, this statement will have on the Bank.

                              BUSINESS OF THE BANK

LENDING ACTIVITIES

    GENERAL. At June 30, 1997, the Bank's total loan portfolio amounted to $1.1 billion, which represented 60.6% of the Bank's $1.8 billion in total assets at that date. The Bank has traditionally concentrated its lending activities on conventional first mortgage loans secured by single-family residential properties and, to a lesser extent, multi-family residential properties. At June 30, 1997, such loans constituted $547.1 million and $442.7 million, or 48% and 39%, respectively, of the total loan portfolio. Substantially all of the Bank's loan portfolio consists of conventional loans, which are loans that are neither insured by the Federal Housing Administration nor partially guaranteed by the Department of Veterans Affairs. The Bank has also historically originated to a much lesser extent commercial real estate loans, which amounted to $117.9 million or 10% of the total loan portfolio at June 30, 1997. At June 30, 1997, commercial business and consumer loans (including loans secured by deposits) amounted to $7.8 million and $4.7 million, respectively. The Bank's total loan portfolio also included a small amount of land and other miscellaneous loans, which amounted to $8.8 million at June 30, 1997.

    As a federally chartered savings bank, the Bank has general authority to originate and purchase loans secured by real estate located throughout the United States. Notwithstanding this nationwide lending authority, the Bank's primary market area is Los Angeles County and, to a lesser extent, Orange and Ventura Counties in Southern California, and the Bank believes that substantially all of the loans in the Bank's portfolio are secured by properties located in California.

    LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of the Bank's loans at the dates indicated.

                                                                                             DECEMBER 31,
                                                                        ------------------------------------------------------
                                                     JUNE 30,
                                                       1997                        1996                        1995
                                            --------------------------  --------------------------  --------------------------
                                                          PERCENT OF                  PERCENT OF                  PERCENT OF
                                              AMOUNT         TOTAL        AMOUNT         TOTAL        AMOUNT         TOTAL
                                            -----------  -------------  -----------  -------------  -----------  -------------
                                                                          (DOLLARS IN THOUSANDS)
Mortgage loans:
  Single-family residential...............  $   547,110           49%   $   595,915           51%   $   658,412           52%
  Multi-family residential................      442,712           39        453,064           39        479,100           38
  Commercial and industrial...............      117,906           10        110,931           10        120,109           10
  Land and other..........................        6,630            1          1,639           --          3,176           --
                                            -----------          ---    -----------          ---    -----------          ---
      Total mortgage loans................    1,114,358           99      1,161,549          100      1,260,797          100
                                            -----------          ---    -----------          ---    -----------          ---
Other loans:
  Commercial..............................        7,792            1          3,523           --             --           --
  Consumer................................        4,741           --            988           --             --           --
  Secured by deposits.....................        2,145           --          2,132           --          1,976           --
                                            -----------          ---    -----------          ---    -----------          ---
      Total loans receivable..............    1,129,036          100%     1,168,192          100%     1,262,773          100%
                                            -----------          ---    -----------          ---    -----------          ---
                                                                 ---                         ---                         ---
Less:
  Undistributed loan proceeds.............        2,309                         473                          28
  Unamortized net loan discounts and
    deferred origination fees and deferred
    gain on servicing sold................        5,663                       2,732                       3,021
  Allowance for loan losses...............       18,683                      23,280                      31,572
                                            -----------                 -----------                 -----------
  Loans receivable, net...................  $ 1,102,381                 $ 1,141,707                 $ 1,228,152
                                            -----------                 -----------                 -----------
                                            -----------                 -----------                 -----------


                                                       1994                        1993                        1992
                                            --------------------------  --------------------------  --------------------------

                                                          PERCENT OF                  PERCENT OF                  PERCENT OF

                                              AMOUNT         TOTAL        AMOUNT         TOTAL        AMOUNT         TOTAL

                                            -----------  -------------  -----------  -------------  -----------  -------------


Mortgage loans:
  Single-family residential...............  $   721,801           54%   $   759,157           55%   $   905,981           62%

  Multi-family residential................      480,547           36        457,740           33        403,725           27

  Commercial and industrial...............      129,768           10        142,468           11        144,790           10

  Land and other..........................        7,546           --         11,127            1         10,817            1

                                            -----------          ---    -----------          ---    -----------          ---

      Total mortgage loans................    1,339,662          100      1,370,492          100      1,465,313          100

                                            -----------          ---    -----------          ---    -----------          ---

Other loans:
  Commercial..............................           --           --             --           --             --           --

  Consumer................................           --           --             --           --             --           --

  Secured by deposits.....................          908           --            724           --          1,029           --

                                            -----------          ---    -----------          ---    -----------          ---

      Total loans receivable..............    1,340,570          100%     1,371,216          100%     1,466,342          100%

                                            -----------          ---    -----------          ---    -----------          ---

                                                                 ---                         ---                         ---

Less:
  Undistributed loan proceeds.............        1,376                       1,087                         335
  Unamortized net loan discounts and
    deferred origination fees and deferred
    gain on servicing sold................        3,336                       3,205                       4,874
  Allowance for loan losses...............       29,801                      20,426                      18,509
                                            -----------                 -----------                 -----------
  Loans receivable, net...................  $ 1,306,057                 $ 1,346,498                 $ 1,442,624
                                            -----------                 -----------                 -----------
                                            -----------                 -----------                 -----------

    CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES. The following table sets forth scheduled contractual amortization of the Bank's total loan portfolio at June 30, 1997, as well as the dollar amount of such loans which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans, loans having no schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less.

                                                              PRINCIPAL REPAYMENTS CONTRACTUALLY DUE OR REPRICING
                                                                           IN YEAR(S) ENDED JUNE 30,
                                                 -----------------------------------------------------------------------------
                                     TOTAL AT
                                     JUNE 30,                                       2001-      2003-       2009-      THERE-
                                       1997        1998       1999       2000       2002        2008       2014       AFTER
                                   ------------  ---------  ---------  ---------  ---------  ----------  ---------  ----------

                                                                            (DOLLARS IN THOUSANDS)
Mortgage loans:
Single-family residential........  $    547,110  $   7,533  $     726  $      79  $     599  $   10,672  $  16,068  $  511,433
Multi-family residential.........       442,712        269      2,612      1,311      4,618      79,212     28,777     325,913
Commercial, industrial and
  land...........................       124,536      6,118     59,810     13,754      2,474      28,960      3,835       9,585
Other loans:
Commercial.......................         6,773      3,489          2      2,341        641         300         --          --
Consumer.........................         3,451         89         --         96        896         224      1,276         870
Secured by deposits..............         2,145      1,740        226         60        119          --         --          --
                                   ------------  ---------  ---------  ---------  ---------  ----------  ---------  ----------
Total (1)........................  $  1,126,727  $  19,238  $  63,376  $  17,641  $   9,347  $  119,368  $  49,956  $  847,801
                                   ------------  ---------  ---------  ---------  ---------  ----------  ---------  ----------
                                   ------------  ---------  ---------  ---------  ---------  ----------  ---------  ----------

------------------------

(1) Of the $1.1 billion of loan principal repayments contractually due after June 30, 1998, $188 million have fixed rates of interest and $920 million have adjustable rates of interest. Commercial, consumer and total loans are presented net of undistributed loan proceeds.

    Scheduled contractual principal repayments do not reflect the actual maturities of loans. The average maturity of loans is substantially less than their average contractual terms because of prepayments and, in the case of conventional mortgage loans, due-on-sale clauses, which generally give the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially lower than current mortgage loan rates (due to refinancings of adjustable rate and fixed rate loans at lower rates).

    ORIGINATION, PURCHASE AND SALE OF LOANS. The lending activities of the Bank are subject to the written, non-discriminatory underwriting standards and loan origination procedures established by the Bank's Board of Directors and management. Loan originations are obtained by a variety of sources, including referrals from real estate brokers, existing customers, walk-in customers and advertising. In its present marketing efforts, the Bank emphasizes its community ties, customized personal service, competitive rates, and an efficient underwriting and approval process. With an orientation under new management to make the branch office network more responsive to customers needs, loan applications now are taken at all of the Bank's branch offices. The Bank's centralized underwriting department supervises the obtaining of credit reports, appraisals and other documentation involved with a loan. Property valuations are performed by the Bank's staff as well as by independent outside appraisers approved by the Bank's Board of Directors. The Bank requires title, hazard and, to the extent applicable, flood insurance on all security property.

    Mortgage loan applications are initially processed by loan officers who have approval authority up to designated limits. Senior officers of the Bank who serve on the Credit Committee acting together have additional approval authority. All loans in excess of such designated limits are referred to the Bank's Credit Committee, comprised of the Bank's Senior Credit Officer, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President of Retail Banking, which has approval authority for all loans in excess of delegated authority up to $5.0 million. Any loans exceeding $5.0 million must be approved by the Board of Directors of the Bank.

    The single-family residential loans originated by the Bank are generally made on terms, conditions and documentation which permit the sale of loans to the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") and other institutional investors in the secondary market. Prior to new management, the Bank's loan origination program operated similar to that of a mortgage banking business. The Bank maintained loan production offices and loans were originated by officers who were partially compensated on a commissioned basis. A substantial amount of such loans, primarily fixed rate, were then sold in the secondary market as a means of generating fee income as well as providing additional funds for lending, investing and other purposes. During 1995, 1994, 1993 and 1992, the Bank sold $27.5 million, $394.6 million, $657.5 million and $434.7 million of loans, respectively, and generated net gains (losses) during such respective years of ($126,000), $95,000, $(878,000) and $2.4 million. In addition, under prior management, the Bank was an active purchaser of loans secured by single-family, multi-family and commercial real estate located in both Southern and Northern California. During 1995, 1994, 1993 and 1992, the Bank purchased $0, $11.9 million, $493,000 and $89.6 million of loans, respectively. New management discontinued the origination for resale approach which had been employed shortly after commencing employment in mid-1995. New management also significantly reduced the Bank's loan purchase activity. The closing of loan production facilities was completed and the lending orientation was re-directed to the branches. As a result of this change in emphasis, with the resulting time needed to effectively train branch personnel, loan originations and purchases declined significantly between 1994 and 1995, from $595.6 million to $26.8 million, and loan sales were discontinued.

    In order to improve the Bank's balance sheet as well as due to asset and liability management considerations, during the six months ended June 30, 1997, the Bank sold $85.2 million of single-family residential mortgage loans tied to COFI and reinvested $59.0 million of such proceeds in one year adjustable-rate mortgage loans tied to a U.S. Treasury based index. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Asset and Liability Management." Management used the balance of the sale proceeds to purchase $4.8 million and $5.0 million of multi-family residential loans and a land loan, respectively.

    In connection with the loan sales undertaken before the change in the Bank's management, the Bank would sometimes sell the loans with servicing released, while sometimes it would retain responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing the loans it sold, for which it received a fee for performing these services. During 1994, the Bank sold the servicing rights with respect to residential loans with an aggregate balance of $230.0 million, and recognized a $2.7 million gain on such sale. During the first half of 1997, the Bank sold servicing on a variety of its residential loans which had been originated over the years with a principal balance of $873.6 million. The Bank recognized a gain on sale of $3.4 million, a deferred gain of $5.2 million and received $8.6 million in proceeds. Because of the varied nature of the loan products, most of which are no longer originated by the Bank, and the expense associated with servicing such loans, management determined that it would be more profitable to sell the servicing and leverage the proceeds in alternative investments.

    A savings institution generally may not make loans to any one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At June 30, 1997, the Bank's regulatory limit on loans-to-one borrower was $15.3 million and its five largest loans or groups of loans-to-one borrower, including related entities, aggregated $12.7 million, $8.3 million, $7.5 million, $6.3 million and $6.1 million. All of these five largest loans or loan concentrations were secured by commercial real estate and multi-family residential properties. All of these loans or loan concentrations were originated between the late 1980's and early 1990's and were performing in accordance with their terms at June 30, 1997.

    The following table shows the activity in the Bank's loans during the periods indicated.

                                                                               YEAR ENDED DECEMBER 31,
                                                  SIX MONTHS ENDED   --------------------------------------------
                                                    JUNE 30, 1997        1996           1995            1994
                                                  -----------------  ------------  --------------  --------------
                                                                                (DOLLARS IN THOUSANDS)
Gross loans held at beginning of period.........    $   1,168,192    $  1,262,773  $  1,369,516(1) $  1,376,716(1)
Originations of loans:
  Mortgage loans:
    Single-family residential...................           18,383          37,129          19,593         538,703
    Multi-family residential....................            5,321           7,823           1,120          42,746
    Commercial and industrial...................            9,230           6,945             878             299
    Land........................................               --              --             746             150
  Other loans:
    Commercial..................................            4,660           4,303              --              --
    Consumer....................................            4,272           1,069              --              --
    Secured by deposits.........................            1,380           4,389           4,482           1,778
                                                  -----------------  ------------  --------------  --------------
      Total originations........................           43,246          61,658          26,819         583,676
                                                  -----------------  ------------  --------------  --------------
Purchases of loans:
  Mortgage loans:
    Single-family residential...................           62,230              --              --          11,069
    Multi-family residential....................            4,834              --              --             868
Land............................................            5,000              --              --              --
                                                  -----------------  ------------  --------------  --------------
      Total purchases...........................           72,064              --              --          11,937
                                                  -----------------  ------------  --------------  --------------
      Total originations and purchases..........          115,310          61,658          26,819         595,613
                                                  -----------------  ------------  --------------  --------------
Loans sold:
  Single-family residential.....................          (85,241)             --         (27,174)       (419,845)
                                                  -----------------  ------------  --------------  --------------
      Total sold................................          (85,241)             --         (27,174)       (419,845)
Repayments......................................          (48,770)       (113,721)        (85,957)       (161,690)
Transfers to real estate owned..................          (20,455)        (42,518)        (20,431)        (21,278)
Net activity in loans...........................          (39,156)        (94,581)       (106,743)         (7,200)
                                                  -----------------  ------------  --------------  --------------
Gross loans held at end of period...............    $   1,129,036    $  1,168,192  $    1,262,773  $  1,369,516(1)
                                                  -----------------  ------------  --------------  --------------
                                                  -----------------  ------------  --------------  --------------

------------------------

(1) Balances include loans held for sale totaling $28,946 and $5,500 at December 31, 1994 and 1993, respectively.

    SINGLE-FAMILY RESIDENTIAL REAL ESTATE LOANS. The Bank has historically concentrated its lending activities on the origination of loans secured by first mortgage liens on existing single-family residences. At June 30, 1997, $547.1 million or 48% of the Bank's total loan portfolio consisted of such loans. The Bank currently offers fixed rate single-family residential loans with terms of 15 or 30 years. Such loans are amortized on a monthly basis with principal and interest due each month. In addition to these traditional products, the Bank offers a fixed bi-weekly pay option, which results in 26 payments per year, thereby permitting a customer to pay off the loan faster than would otherwise be the case. At June 30, 1997, the Bank had $141.6 million or 13% of fixed rate single-family residential loans in its portfolio. The Bank previously offered "7/23" and "5/25" loan products, the interest rates on which is fixed at an initial rate for the first seven and five years, respectively, and adjusts once thereafter to a rate which applies for the remaining 23 years and 25 years, respectively, equal to a specified amount above the FNMA 30 year commitment rate for delivery as of a date specified in the related mortgage note. As of June 30, 1997, the Bank had $53.8 million and $26.1 million of such respective loans in its loan portfolio.

    Since the 1980's, the Bank has also offered a variety of adjustable rate single-family residential mortgage loans. Such loans generally have up to 30 year terms. Presently, the Bank offers a "5/1 Product," in which the loan is fixed at origination for a five year period, after which the interest rate adjusts every year in accordance with a designated index (the weekly average yield on U.S. Treasury securities adjusted to a constant comparable maturity of one year, as made available by the Federal Reserve Board). Such loans currently have a 2% cap on the amount of any increase or decrease in the interest rate per year, and a 6% limit on the amount by which the interest rate can increase or decrease over the life of the loan. In addition, the Bank's adjustable rate loans are currently not convertible into fixed rate loans and do not contain prepayment penalties.

    Under prior management, the Bank's adjustable rate loans were tied to COFI, which does not adjust as rapidly to changes in interest rates as the U.S. Treasury constant comparable maturity index now utilized by the Bank. The Bank has discontinued the use of COFI based loans. As discussed under "--Origination, Purchase and Sale of Loans," during the six months ended June 30, 1997, the Bank sold $85.2 million of such loans. Approximately 74% of the single-family residential loans in the Bank's loan portfolio at June 30, 1997 had adjustable interest rates. At June 30, 1997, 63% of the Bank's adjustable rate single-family loans were tied to COFI.

    Adjustable rate mortgage loans decrease but do not eliminate the risks associated with changes in interest rates. Because periodic and lifetime caps limit the interest rate adjustments, the value of adjustable rate mortgage loans also fluctuates inversely with changes in interest rates. In addition as interest rates increase, the required payments by the borrower increase, thus increasing the potential for default.

    The Bank previously offered a variety of adjustable rate programs, which provided for interest rates which adjusted periodically based on COFI. Adjustments to the monthly payment of principal and interest occur either semi-annually or annually depending on the loan program selected by the borrower. However, to protect borrowers from unlimited interest rate and payment increases, the majority of these adjustable rate loans have a maximum interest rate change ("interest rate cap") from the initial reduced interest rate period and/or over the life of the loan. Additionally, the interest rate may change within a range of a two to six percentage point increase or decrease in any given period. In certain loan programs, these protections for borrowers can result in monthly payments which are greater or less than the amount required to amortize the loan by its maturity at the interest rate in effect in any particular month. In the event that the monthly payment is not sufficient to pay the interest accruing during the month, the deficiency is added to the loan's principal balance ("negative amortization"). In the event that a loan incurs significant negative amortization, there is an increased risk that the market value of the underlying collateral on the loan may be insufficient to fully satisfy the outstanding principal and interest. In the event that the monthly payment exceeds the amount necessary to pay the interest accruing during the month, the excess is applied to reduce the loan's principal balance, which would result in an earlier payoff of the loan.

    Negative amortization may result in an increased risk that the value of the collateral securing the loan may be insufficient to fully satisfy the outstanding principal and interest in the case of a default by the borrower. However, negative amortization also serves to reduce the amount of payment increase during periods of rising rates. In periods of rapidly rising interest rates, monthly payments on adjustable rate loans may increase sharply, resulting in a hardship for borrowers. Negative amortization reduces the increase in the payments for borrowers. While the outstanding balance of the loan may increase because of negative amortization, the risk of default may be decreased as borrowers have a lower debt service burden or a debt service requirement that increases more slowly than fully amortizing loans. At June 30, 1997, the Bank had approximately $191.2 million of single-family residential loans with negative amortization features.

    The Bank is permitted under applicable law to lend up to 100% of the appraised value of the real property securing a residential loan (referred to as the loan-to-value ratio); however, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, the Bank is required by federal regulations to obtain private mortgage insurance on the portion of the principal amount that exceeds 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will generally lend up to 90% of the appraised value of the property securing a single-family residential loan. However, the Bank generally obtains private mortgage insurance on the principal amount that exceeds 80% of the appraised value of the security property. For properties with an appraised value in excess of $400,000, the Bank will not lend in excess of 80%. At June 30, 1997, $20.1 million or 3.7% of the Bank's single-family residential loans had loan-to-value ratios in excess of 80% and did not have private mortgage insurance.

    MULTI-FAMILY AND COMMERCIAL REAL ESTATE LOANS. At June 30, 1997, the Bank had an aggregate of $442.7 million and $117.9 million invested in multi-family and commercial real estate loans, respectively, or 39% and 10% of the total loan portfolio, respectively. The Bank's multi-family loans are secured by multi-family properties of five units or more, while the Bank's commercial real estate loans are secured by industrial, warehouse and self-storage properties, office buildings, office and industrial condominiums, retail space and strip shopping centers, mixed-use commercial properties, mobile home parks, nursing homes, hotels and motels. Substantially all of these properties are located in California. The Bank will presently originate these loans for terms of up to 10 years based upon a 20 to 25 year loan amortization period and up to 15 years for loans amortized over a period of 15 years or less. The Bank will originate these loans on both a fixed rate or adjustable rate basis, with the later based on the one year U.S. Treasury index of constant comparable maturities. Adjustable rate loans may have an established ceiling and floor, and the maximum loan-to-value for these loan products is 75%. As part of the criteria for underwriting commercial real estate loans, the Bank generally requires a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of 1.20:1 or more. It is also the Bank's general policy to seek additional protection to mitigate any weaknesses identified in the underwriting process. Additional coverage may be provided through secondary collateral and personal guarantees from the principals of the borrowers.

    Commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans typically involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. The Bank attempts to minimize its risk exposure by limiting the extent of its commercial real estate lending generally. In addition, the Bank imposes stringent loan-to-value ratios, requires conservative debt coverage ratios, and continually monitors the operation and physical condition of the collateral.

    Origination of multi-family loans declined from $42.7 million in 1994 to $1.1 million in 1995 as new management sought to deal aggressively with the non-performing credits in its portfolio. As shown in the schedules included under "--Asset Quality," an aggregate of $16.8 million and $8.2 million of multi-family residential loans and commercial loans, respectively, were classified as non-accrual as of December 31, 1995. Management is moving promptly to foreclose on such properties so that they may be disposed of, which has contributed to the increase in real estate owned since 1995. At June 30, 1997, an aggregate of $19.6 million and $8.3 million of such loans were on a non-accrual status and in real estate owned, respectively, which constituted 76% of total non-performing assets at such date. Management has established new credit policies and underwriting procedures and in 1996 began to increase loan originations in this area. See "--Asset Quality."

    COMMERCIAL BUSINESS AND CONSUMER LOANS. The Bank is placing increased emphasis on the development of a commercial business and consumer lending program within the areas serviced by its branches. Toward that end, the Bank has hired eight individuals with significant expertise in commercial and consumer credit administration and lending. Except for loans secured by deposits, the Bank during the 1990s did not engage in this type of lending activity. Both lending programs were initiated in August 1996. During the six months ended June 30, 1997 and the year ended December 31, 1996, the Bank originated $10.3 million and $9.8 million, respectively, of commercial business and consumer loans, which amounted to 23.8% and 15.8% of total originations during such respective periods.

    The Bank is making and intends to make commercial business loans including working capital lines of credit, inventory and accounts receivable loans, equipment financing (including equipment leases), term loans and loans guaranteed by the Small Business Administration ("SBA"). Depending on the collateral pledged to secure the extension of credit, maximum loan-to-value ratios are 75% or less. Loan terms may vary from one to 7 years. The interest rates on such loans are generally variable and are indexed to the WALL STREET JOURNAL Prime Rate, plus a margin.

    The Bank intends to actively grow its SBA lending business, on which loans are guaranteed up to certain levels by the SBA. The SBA-guaranteed loans bear adjustable rates tied to the lowest published New York prime rate, adjusted monthly, plus a margin, which depends on the term of the loan. The loans generally have amortization schedules of seven to 25 years, depending on the purpose of the loan. Each loan is reviewed by the SBA and depending on the size of the loan and the proposed use of proceeds, the SBA establishes what percentage of the loan it will guarantee. The guarantee cannot exceed 80% of the loan or $750,000, whichever is less. The guarantee applies not only to the principal, but also covers accrued interest, foreclosure costs, legal fees and other expenses. The Bank has established two Small Business Development Centers within its branches and plans to obtain preferred lender status, which will permit it to underwrite and close such loans much more promptly. At June 30, 1997, approximately $2.2 million of the Bank's $7.8 million in commercial business loans were comprised of SBA loans.

    The Bank is authorized to make loans for a wide variety of personal or consumer purposes but has not engaged in any lending other than loans secured by deposits for most of the 1990s. The Bank began originating home equity loans and lines of credit and automobile loans in August 1996 in order to provide a wide range of products and services to its customers. The Bank also offers overdraft protection and unsecured lines of credit.

    At June 30, 1997, home equity loans and lines amounted to $2.3 million. On owner-occupied homes, these loans and lines are originated by the Bank for up to 80% of the first $350,000 of appraised value plus up to 50% of the remainder, less the amount of any prior liens on the property. For non-owner occupied properties, the Bank will lend up to 75% of the first $250,000 of appraised value plus 50% of the remainder, less the amount of existing liens on the property. Home equity loans and lines of credit have a maximum term of 25 years and carry variable interest rates. The Bank will secure each of these types of loans with a mortgage on the property (generally a second mortgage).

    The Bank also originates loans secured by new and used automobiles. The maximum term for the Bank's automobile loans is 72 months for a new car loan and 60 months with respect to a used car loan. The Bank will lend up to 100% of the purchase price on new car loans with a purchase price of $25,000 or more, and up to 80% for new and used vehicles (up to five years). On used vehicles, the Bank will finance up to 80% of the lower of the total purchase price or 100% of the National Automobile Dealers' Association Wholesale Blue Book Value. The Bank requires all borrowers to maintain automobile insurance with the Bank named as loss payee. At June 30, 1997, the Bank had $1.0 million of automobile loans in portfolio.

    Commercial business and consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. The Bank believes that the generally higher yields earned on commercial business and consumer loans compensate for the increased credit risk associated with such loans and the Bank intends to continue to offer such loans in order to provide a full range of services to its customers.

ASSET QUALITY

    LOAN DELINQUENCIES. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made following the grace period after a payment is due, which is generally ten days on commercial loans and 15 days on residential loans. At such time, a late payment fee is assessed. In most cases, deficiencies are cured promptly. If a delinquency extends past the applicable grace period, the loan file and payment history are reviewed and continued efforts are made to collect the loan. In the event that no contact with the borrower is made, or no payment is received by the end of the grace period, a Notice of Intent to Foreclose ("Notice") is sent. Depending upon the scheduled payment date, this Notice is sent no later than 30 days after the due date; for residential loans and no later than fifteen days after the due date for commercial loans.

    Under the Bank's new management team, the accounts are monitored on a weekly basis by the servicing department. With respect to Commercial Loans, a trial balance is updated weekly, and those accounts that are identified as being past the due date are assigned to staff to begin the collection process. With respect to Commercial Loans, delinquent reports and a listing of those accounts for which a Notice has been issued are sent to senior management and the Special Assets Department to provide advance information as to potential problems which may fall under their Department in the coming quarter. No later than when an account becomes 90 days delinquent, the Bank institutes foreclosure or other proceedings, as necessary, to minimize any potential loss. Performing loans delinquent 120 days or less have declined from $8.6 million at June 30, 1996 to $8.3 million at June 30, 1997.

    In March 1997, the Bank sold the servicing rights with respect to substantially all of its residential mortgage loans to Temple-Inland Mortgage Corporation (the "Residential Servicing Agent"), a wholly owned subsidiary of Guaranty Federal Bank, F.S.B., which is wholly owned by Temple-Inland Inc., an unrelated third party. In connection with the Bank's sale of servicing, the Bank in March 1997 entered into a servicing agreement with the Residential Servicing Agent (the "Residential Servicing Agreement"), pursuant to which the Servicing Agent will service substantially all of the Bank's Residential Mortgage Loans. The Bank also entered into a Forward Production Servicing Purchase and Sale Agreement in July 1997 ("Forward Production Agreement"), pursuant to which the Bank will sell to the Residential Servicing Agent the servicing rights associated with (i) Residential Mortgage Loans owned by the Bank and closed and funded subsequent to the closing of the Residential Servicing Agreement, and
(ii) Residential Mortgage Loans owned by the Bank prior to such date which were serviced by others and as to which the Bank has reacquired such servicing rights. The Bank's Residential Servicing Agreement with the Servicing Agent provides that the Bank can direct the Residential Servicing Agent to transfer the servicing and disposition functions with respect to all Residential Mortgage Loans which become nonaccrual back to the Bank. All of such properties which become REO will automatically be transferred back to the Bank for the same purpose.

    NON-PERFORMING ASSETS. As described under "Asset Quality--Loan Delinquencies," the Bank's residential mortgage loans are handled by the Residential Service Agent unless and until residential loans which go into non-accrual status are requested to be transferred back to the Bank. Loans which become real estate owned are automatically transferred to the Bank.

    All commercial loans held in portfolio are reviewed on a regular basis to determine any potential problems. Monthly committee meetings are held to identify problem assets and to set forth a strategy for the mitigation of loss and the resolution of the problem. Loans are placed on a non-accrual status if management has substantive doubts about payment in full of both principal and interest, or if principal and interest is contractually in default for a period of 90 days or more. The Bank provides an allowance for the loss of previously accrued but uncollected interest on all non-accrual loans. Typically, after a collection problem has necessitated the issuance of a Notice, the Special Assets Department will review and recommend a selection and an appointment of a receiver. The Bank's current policy is to have a receiver appointed at the expiration of the Notice, which is 10 days after issuance, unless some type of formal, written agreement with the borrower has been arranged.

    The receiver has specific criteria to fulfill with respect to commercial loans of the property on behalf of the Bank. The first responsibility is to gain control of the cash generated from the property. The receiver is responsible for all collection activity. In addition, the receiver is required to prepare forward forecasting with respect to occupancy and potential rent collections. Approximately 30 to 60 days after a receiver is appointed, the Bank will order a third party appraisal report. The information pertaining to the property operations will be supplied to the appraiser by the receiver. The in-house appraisal department reviews the third party appraisal report for accuracy and reasonableness of assumptions.

    The receiver and the Bank work together in preparing a budget for potential repairs and maintenance, as well as capital expenditure items needed at the property. It is the policy of the Bank to instruct the receiver to utilize all net operating income available to restore the property or units of current vacancy to "lease ready" condition.

    A review of the collateral value is performed to determine if sufficient equity exists to repay the indebtedness in the event of a foreclosure and subsequent sale of the property. The valuation is prepared by the account officer assigned to review the credit facility. The valuation is performed under two scenarios. First, a review of the current market conditions of similar properties within the collateral property's market is completed to ascertain comparable rent and sale data. Second, a discounted cash flow analysis is prepared, utilizing current investor return requirements and capitalization rates. Once a value for the property has been estimated based upon its ability to generate cash flow, expenses associated with the sale of the property, such as broker commissions and closing costs are deducted from the estimated value. A comparison of this amount is made to the loan balance to determine whether a specific reserve or a write-off is appropriate.

    During this on-going process, the Bank and the receiver will identify and catalogue any potential purchasers who call and express an interest in the property prior to the Bank taking title. Once title is transferred, the Bank will then begin the process of contacting those entities that previously expressed an interest to confirm that interest and proceed with the qualification stage.

    REAL ESTATE OWNED. Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or estimated fair value less estimated selling expenses at the date of transfer. A loan charge-off is recorded for any writedown in the loan's carrying value to fair value at the date of transfer. Real estate loss provisions are recorded if the properties' estimated fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    In preparing a real estate owned property to be marketed for sale certain repairs are undertaken and other repair items are left as negotiating points pertaining to the sale contract. The Bank may offer to adjust the sale price for such minor repair items, or may offer to deliver the property in a repaired stated. As part of the disposition strategy, the Bank may offer financing at current market terms to qualified buyers of the real estate owned. It is a requirement that the purchaser/borrowing entity provide a minimum of 20% cash toward the purchase of the property. Terms offered are similar to terms being offered on other new originations and at comparable rates. The Special Assets Department makes great efforts to ensure that the underwriting for a loan to facilitate is comparable to other new loan production, and that the transactions are viewed as arms-length and fair market.

    TROUBLED DEBT RESTRUCTURING. A loan constitutes a troubled debt restructuring ("TDR") if the Bank, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower that it would not otherwise consider. Among other things, a TDR involves the modification of terms of the Bank's loan, including a reduction of the interest rate, an extension of the maturity date at a stated interest rate lower than the current market for new loans with similar risk, a reduction of the face amount of the loan or a reduction of accrued interest. The Bank provides an allowance for the loss of previously accrued but uncollected interest on these, as well as non-accrual loans. Currently, the Bank's TDR's consist of loans collateralized by single- and multi-family residential properties. The majority of these restructures were entered into during the early 1990's when economic conditions in California were severely depressed or in conjunction with the Northridge earthquake damage to the collateral properties. Management has indicated that the decision to provide such restructures was based upon both an internal assessment of the situation and a consensus of lenders in California who believed that this resolution would be the most effective mitigating measure. Management considers all loans formerly treated as TDRs to be impaired loans in the year of restructuring. Generally, such loans, as well as those previously placed on non-accrual, are returned to accrual status when the borrower has had a period of sustained repayment performance for twelve consecutive months.

    Under the Bank's new management, the Bank has aggressively focused on problem asset rehabilitation, and has undertaken a number of initiatives in this area. The Bank has established an Internal Asset Review Committee, which is comprised of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President in charge of Real Estate, the Senior Credit Officer, the Assistant Vice President of Internal Assets and the Commercial Loan Officer. The Committee meets approximately every three weeks and monitors the Bank's assets to ensure proper classification. All multi-family and commercial assets in excess of $500,000, regardless of performance, are reviewed at least once each year. Assets that are classified as special mention are reviewed every six months and those assets classified as substandard are reviewed every three months and, if collateral dependent, a market value analysis is performed on the property to determine whether valuation allowances are required. Loans that are non-performing, subject to workout or forbearance or classified substandard are monitored and managed through the Special Assets Department. Assets that are foreclosed and become real estate owned continue to be managed by the Special Assets department through its respective resolution.

    The following table sets forth information with respect to non-performing assets identified by the Bank, including non-accrual loans, real estate owned and troubled debt restructurings at the dates indicated.

                                                                                AT DECEMBER 31,
                                                            --------------------------------------------------------
                                               AT JUNE 30,
                                                  1997        1996        1995        1994        1993       1992
                                               -----------  ---------  ----------  -----------  ---------  ---------

                                                                      (DOLLARS IN THOUSANDS)
Non-performing loans, net:
Single-family residential....................   $   4,629   $   7,947  $   10,467  $    14,780  $  27,310  $  26,764
Multi-family residential.....................       8,324       9,198      16,840(1)          --     4,138     1,159
Commercial and industrial....................       1,082       1,093       8,173        8,446      2,001        710
Land.........................................          --          --         112        4,232      5,050         --
                                               -----------  ---------  ----------  -----------  ---------  ---------
Total non-performing loans, net..............      14,035      18,238      35,592       27,458     38,499     28,633
                                               -----------  ---------  ----------  -----------  ---------  ---------
Real estate owned, net:
Single-family residential....................       4,046       3,268       6,387        5,322     16,568     19,856
Multi-family residential.....................      11,299       8,310         901        3,999     10,213      7,189
Commercial and industrial....................       7,240       8,614       3,506        1,095      4,769     11,610
Land.........................................         244         244         121           69         --         --
                                               -----------  ---------  ----------  -----------  ---------  ---------
Total real estate owned, net.................      22,829      20,436      10,915       10,485     31,550     38,655
                                               -----------  ---------  ----------  -----------  ---------  ---------
Total non-performing assets..................   $  36,864   $  38,674  $   46,507  $    37,943  $  70,049  $  67,288
                                               -----------  ---------  ----------  -----------  ---------  ---------
                                               -----------  ---------  ----------  -----------  ---------  ---------
Troubled debt restructurings.................   $   7,529   $   7,544  $    6,133  $    40,794(1) $   6,902 $   4,315
                                               -----------  ---------  ----------  -----------  ---------  ---------
                                               -----------  ---------  ----------  -----------  ---------  ---------
Total non-performing assets and troubled debt
  restructurings.............................   $  44,393   $  46,218  $   52,640  $    78,737  $  76,951  $  71,603
                                               -----------  ---------  ----------  -----------  ---------  ---------
                                               -----------  ---------  ----------  -----------  ---------  ---------
Non-performing loans to total loans, net.....        1.27%       1.60%       2.90%        2.10%      2.86%      1.98%
Non-performing loans to total assets.........        0.77        1.04        2.25         1.60       2.10       1.40
Non-performing assets to total assets........        2.03        2.21        2.94         2.21       3.83       3.29
Total non-performing assets and troubled debt
  restructurings to total assets.............        2.44        2.64        3.33         4.58       4.21       3.50

------------------------

(1) Reflects to a large extent problems associated with 1994 Northridge, California earthquake.

    The interest income that would have been recorded during the six months ended June 30, 1997 and the years ended December 31, 1996, 1995 and 1994 if the Bank's non-accrual loans at the end of such periods had been current in accordance with their terms during such periods was $641,000, $1.4 million, $3.2 million and $2.3 million, respectively.

    As shown in the table above, the Bank recognized significant credit losses in the early 1990's due, in large part, to the continued deterioration in the Southern California economy which had begun with the national recession at the start of the decade, together with a decline in market values of real estate resulting from the Northridge earthquake of 1994. As the real estate that secured the Bank's mortgage loans decreased in value and as borrowers, particularly developers of, and investors in, residential and commercial real estate, became less able to meet their debt service obligations, non-performing assets and troubled debt restructurings increased dramatically, amounting to $78.7 million or 4.6% of total assets as of December 31, 1994. As a result of the focus given by new management to rehabilitate or liquidate the Bank's problem assets, nonperforming assets and troubled debt restructurings have declined to $44.4 million or 2.4% of total assets at June 30, 1997.

    Of the Bank's $14.0 million of non-performing loans at June 30, 1997, the largest concentration consisted of four loans on apartment buildings, with a current carrying value of $5.1 million. These loans have been classified as collateral dependent, and as of June 30, 1997 were carried at fair value. Based on recent appraisals, the Bank charged against the allowance for loan losses $655,000 during the June 1997 quarter. The Bank's $22.8 million of real estate owned at June 30, 1997 was comprised of 11 multi-family and commercial properties aggregating $18.8 million and various residential properties aggregating $4.0 million. The Bank's largest property was a shopping center with a net book value as of June 30, 1997 of $6.6 million. The second largest property had a net book value as of June 30, 1997 of $2.1 million.

    With the downturn in the California economy experienced during the early 1990s and the problems associated with the Northridge, California earthquake in 1994, prior management entered into a significant number of troubled debt restructurings. Since the change in the Bank's management, the Bank has not entered into troubled debt restructurings. In addition, as shown in the table above, as of December 31, 1995, an aggregate of $16.8 million and $8.2 million of multi-family residential loans and commercial real estate loans, respectively, were classified as non-accrual. Management is moving promptly to foreclose on such properties so that they may be disposed of, which has contributed to the increase in real estate owned since 1995. At June 30, 1997, an aggregate of $9.4 million and $18.5 million of such loans were on a non-accrual status and in real estate owned, respectively, which constituted 75.8% of total non-performing assets at such date.

    ALLOWANCE FOR LOSSES ON LOANS. It is management's policy to maintain an allowance for estimated losses on loans based on a number of factors, including economic trends, industry experience, estimated collateral values, past loss experience, the Bank's underwriting practices, and management's ongoing assessment of the credit risk inherent in its portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance may be necessary, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the initial determinations. The Bank's Internal Asset Review Committee undertakes a quarterly evaluation of the adequacy of the allowance for loan losses as well as the allowance with respect to real estate owned. The Committee will provide allowances to absorb losses that are both probable and reasonably quantifiable as well as for those that are not specifically identified but can be reasonably estimated.

    Effective December 21, 1993, the OTS, in conjunction with the Office of Comptroller of the Currency, the FDIC and the Federal Reserve Board, issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"). The Policy Statement, which effectively supersedes the proposed guidance issued in September 1992, includes guidance (i) on the responsibilities of management for the assessment and establishment of an adequate allowance and
(ii) for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the portfolio that is classified doubtful; (ii) 15% of the portfolio that is classified substandard; and (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date. While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling."

    The following table sets forth the activity in the Bank's allowance for loan losses during the periods indicated.

                                                   SIX MONTHS ENDED
                                                       JUNE 30,                       YEAR ENDED DECEMBER 31,
                                                 --------------------  -----------------------------------------------------
                                                   1997       1996       1996       1995       1994       1993       1992
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                      (DOLLARS IN THOUSANDS)
Allowance at beginning of period...............  $  23,280  $  31,572  $  31,572  $  29,801  $  20,426  $  18,509  $  19,499
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Provision for loan losses......................        655      2,213      2,884      8,823     22,330      8,393      8,482
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Charge-offs:
  Mortgage loans:
  Single-family residential....................     (1,243)    (1,400)    (2,213)    (3,416)    (5,428)    (3,507)    (2,177)
  Multi-family residential.....................         (9)    (2,305)    (5,039)    (1,854)    (1,787)      (817)      (377)
  Commercial and industrial....................     (4,126)    (3,373)    (3,371)      (860)    (5,813)    (2,392)    (5,214)
  Land.........................................         --     (1,448)    (1,478)      (956)        --         --         --
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total charge-offs..........................     (5,378)    (8,526)   (12,101)    (7,086)   (13,028)    (6,716)    (7,768)
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Recoveries:
  Mortgage loans:
  Single-family residential....................        126          2         16         34         73        235         --
  Multi-family residential.....................         --         --         22         --         --         --         --
  Commercial and industrial....................         --         22          2         --         --          5         --
  Land.........................................         --        885        885         --         --         --         --
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total recoveries...........................        126        909        925         34         73        240         --
Recoveries credited to income..................         --         --         --         --         --         --     (1,704)
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Allowance at end of period.....................  $  18,683  $  26,168  $  23,280  $  31,572  $  29,801  $  20,426  $  18,509
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Allowance for loan losses to total
  nonperforming loans at end of period.........     133.12%    143.48%    127.65%     88.71%    108.53%     53.06%     64.64%
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Allowance for loan losses to total
  nonperforming loans and restructured loans at
  end of period................................      86.64%     94.41%     90.30%     75.67%     43.66%     44.99%     56.18%
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Allowance for loan losses to total loans, net
  at end of period.............................       1.69%      2.22%      2.04%      2.57%      2.28%      1.52%      1.28%
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------

    As shown in the table above, loan charge-offs (net of recoveries) amounted to $5.3 million, $7.6 million, $11.2 million, $7.1 million and $13.0 million, during the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. The net charge-offs recognized by the Bank during the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995 primarily reflected the transfer of loans (particularly multi-family residential loans) to real estate owned, as shown in the preceding non-performing assets table. Such multi-family loans had specific valuation allowances which had been established through increased provisions for loans in prior periods. At the time of transfer of the loans to real estate owned, such specific valuation allowances were charged off. As a result of the transfer of such loans to real estate owned, the Bank's non-performing loans have declined since 1995, which has contributed to the decrease in the Bank's provision for losses on loans. Management believes that its allowance for losses on loans at June 30, 1997 was adequate. Nevertheless, there can be no assurances that additions to such allowance will not be necessary in future periods, particularly if the growth in the Bank's commercial and consumer lending continues.

    The following table sets forth information concerning the allocation of the Bank's allowance for loan losses by loan category at the dates indicated.

                                                                                         DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                        JUNE 30, 1997                1996                    1995                    1994
                                    ----------------------  ----------------------  ----------------------  ----------------------

                                               PERCENT TO              PERCENT TO              PERCENT TO              PERCENT TO
                                                  TOTAL                   TOTAL                   TOTAL                   TOTAL
                                     AMOUNT     ALLOWANCE    AMOUNT     ALLOWANCE    AMOUNT     ALLOWANCE    AMOUNT     ALLOWANCE
                                    ---------  -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                                                        (DOLLARS IN THOUSANDS)
Residential real estate...........  $   3,611        19.3%  $   4,051        17.4%  $   5,109        16.2%  $   7,809        26.2%
Multi-family residential..........     11,374        60.9      15,753        67.7      18,509        58.6      11,396        38.2
Commercial, industrial and land...      3,527        18.9       3,361        14.4       7,954        25.2      10,084        33.9
Other loans.......................        171         0.9         115         0.5          --          --         512         1.7
                                    ---------       -----   ---------       -----   ---------       -----   ---------       -----
Total.............................  $  18,683       100.0%  $  23,280       100.0%  $  31,572       100.0%  $  29,801       100.0%
                                    ---------       -----   ---------       -----   ---------       -----   ---------       -----
                                    ---------       -----   ---------       -----   ---------       -----   ---------       -----

INVESTMENT ACTIVITIES

    The Bank's securities portfolio is managed by the Executive Vice President and Chief Financial Officer in accordance with a comprehensive written Investment Policy which addresses strategies, types and levels of allowable investments and which is reviewed and approved annually by the Board of Directors of the Bank. The management of the securities portfolio is set in accordance with strategies developed by the Bank's Asset/Liability Management Committee.

    The Bank's Investment Policy authorizes the Bank to invest in U.S. Treasury obligations (with a maturity of up to five years), U.S. agency obligations (with a maturity of up to five years), U.S. Government agency mortgage-backed securities (limited to no more than 50% of the Bank's total assets), bankers' acceptances (with a maturity of 180 days or less), FHLB overnight deposits, investment grade commercial paper (with a maturity of up to nine months), federal funds (with a maturity of one month or less), certificates of deposit in other financial institutions (with a maturity of one year or less), repurchase agreements (with a maturity of six months or less), reverse repurchase agreements (with a maturity of two years or less) and certain collateralized mortgage obligations (with a weighted average life of less than ten years).

    At June 30, 1997, the Bank's securities portfolio consisted of $578.5 million of mortgage-backed securities, $568.1 million of which were classified as available for sale and $10.4 million of which were classified as held to maturity, and $48.9 million of U.S. Government agency obligations. Of the Bank's total investment in mortgage-backed securities at June 30, 1997, $106.4 million consisted of Government National Mortgage Association ("GNMA") certificates, $197.5 million consisted of FNMA certificates, $42.8 million consisted of non-agency certificates and $231.8 million consisted of FHLMC certificates. Of this $578.5 million of mortgage-backed securities at June 30, 1997, $247.1 million consisted of fixed rate securities and $331.4 million consisted of adjustable rate securities. Under new management, the Bank has significantly increased its purchases of primarily adjustable rate mortgage-backed securities with interest rate adjustments tied to the U.S. Treasury index of constant comparable maturity. The Bank's aggregate securities portfolio, net of repayments and prepayments and sales, increased by $271.6 million or 112.4% between 1995 and 1996, and amounted to $627.4 million at June 30, 1997. The Bank anticipates significantly leveraging the proceeds of the Offering with similar investments in mortgage-backed securities. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

    Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as the Bank. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, the FNMA and the GNMA.

    The FHLMC is a public corporation chartered by the U.S. Government and owned by the 12 Federal Home Loan Banks and federally insured savings institutions. The FHLMC issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal within one year. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for conventional mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because the FHLMC and the FNMA are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. The GNMA is a government agency which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. For example, the FNMA and the FHLMC currently limit their loans secured by a single-family, owner-occupied residence to $214,600. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

    Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgage, i.e., fixed rate or adjustable rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

    The following table sets forth information regarding the carrying and market value of the Bank's securities at the dates indicated.

                                                                                  DECEMBER 31,
                                                     ----------------------------------------------------------------------
                                    JUNE 30,

                                      1997                    1996                    1995                    1994
                             ----------------------  ----------------------  ----------------------  ----------------------
                              CARRYING     MARKET     CARRYING     MARKET     CARRYING     MARKET     CARRYING     MARKET
                               VALUE       VALUE       VALUE       VALUE       VALUE       VALUE       VALUE       VALUE
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Available for sale (at
  market):
  U.S. Government and
    federal agency
    obligations............  $   48,945  $   48,945  $   38,714  $   38,714  $    9,994  $    9,994  $       --  $       --
  Mortgage-backed
    securities.............     568,093     568,093     463,587     463,587     231,651     231,651       7,677       7,677
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             $  617,038  $  617,038  $  502,301  $  502,301  $  241,645  $  241,645  $    7,677  $    7,677
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Held to maturity:
  Mortgage-backed
    securities.............  $   10,375  $   10,324  $   10,971  $   10,899          --          --  $  304,620  $  289,737
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             $   10,375  $   10,324  $   10,971  $   10,899          --          --  $  304,620  $  289,737
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

    The following table sets forth the activity in the Bank's aggregate securities portfolio during the periods indicated.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                              SIX MONTHS
                                                          ENDED JUNE 30, 1997     1996        1995        1994
                                                          -------------------  ----------  ----------  ----------

                                                                              (IN THOUSANDS)
Securities at beginning of period.......................      $   513,272      $  241,645  $  312,297  $  362,007
Purchases...............................................          199,531         487,719     212,155     150,985
Sales...................................................          (41,761)       (158,448)   (222,947)    (81,620)
Repayments and prepayments..............................          (45,311)        (53,207)    (58,245)   (115,097)
Decrease (increase) in unrealized losses on
  available-for-sale securities(1)......................            1,682          (4,437)     (1,615)     (1,865)
Charge-offs.............................................               --              --          --      (2,113)
                                                                 --------      ----------  ----------  ----------
Securities at end of period(2)(3).......................      $   627,413      $  513,272  $  241,645  $  312,297
                                                                 --------      ----------  ----------  ----------
                                                                 --------      ----------  ----------  ----------

------------------------

(1) At June 30, 1997, the cumulative unrealized losses on securities classified as available-for-sale amounted to $4.4 million, which reduces stockholder's equity.

(2) At June 30, 1997, the book value and market value of the Bank's securities (including held-to-maturity and available for sale securities) amounted to $627.4 million and $627.4 million, respectively.

(3) At June 30, 1997, $331.4 million or 52.8% of the Bank's securities portfolio consisted of adjustable rate securities, as compared to $222.4 million or 43.3%, $115.8 million or 47.9% and $75.9 million or 24.3% at December 31, 1996, 1995 and 1994, respectively.

SOURCES OF FUNDS

    GENERAL. The Bank will consider various sources of funds to fund its investing and lending activities and evaluates the available sources of funds in order to reduce the Bank's overall funding costs. Deposits, reverse repurchase agreements, advances from the FHLB of San Francisco, and sales, maturities and principal repayments on loans and securities have been the major sources of funds for use in the Bank's lending and investing activities, and for other general business purposes. Management of the Bank closely monitors rates and terms of competing sources of funds on a daily basis and utilizes the source which it believes to be the most cost effective. Products are priced each week through the Bank's Asset Liability Management Committee.

    DEPOSITS. The Bank attempts to price its deposits in order to promote deposit growth and offers a wide array of deposit products in order to satisfy its customers' needs. The Bank's current deposit products include passbook accounts, negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, fixed rate, fixed-maturity retail certificates of deposit ranging in terms from 90 days to five years, individual retirement accounts, and non-retail certificates of deposit consisting of jumbo (generally greater than $100,000) certificates and public deposits.

    The Bank's retail deposits are generally obtained from residents in its primary market area. The principal methods currently used by the Bank to attract deposit accounts include offering a wide variety of products and services and competitive interest rates. The Bank utilizes traditional marketing methods to attract new customers and savings deposits, including various forms of advertising. Although the Bank has in the past utilized the services of deposit brokers to attract non-retail certificates of deposit, the Bank is currently allowing its brokered deposits to run off as they mature and is not accepting any new brokered deposits. The Bank has installed ATMs at all of its branch offices and intends to install between ten to fifteen new ATMs within a chain of health clubs located in southern California.

    The following table presents the average balance of each deposit type and the average rate paid on each deposit type of the Bank for the periods indicated.

                                                                                   DECEMBER 31,
                                                      ----------------------------------------------------------------------
                                JUNE 30, 1997                    1996                         1995                  1994
                         ---------------------------  ---------------------------  ---------------------------  ------------

                           AVERAGE        AVERAGE       AVERAGE        AVERAGE       AVERAGE        AVERAGE       AVERAGE
                           BALANCE       RATE PAID      BALANCE       RATE PAID      BALANCE       RATE PAID      BALANCE
                         ------------  -------------  ------------  -------------  ------------  -------------  ------------
                                                               (DOLLARS IN THOUSANDS)
Passbook accounts......  $    261,050         4.42%   $    264,677         4.64%   $     95,335         3.67%   $     68,518
NOW accounts...........        77,555         1.57          58,511         0.77          54,837         0.84          59,427
Money market
  accounts.............        22,073         2.60          29,665         2.52          47,269         3.01          77,739
Term certificates......       982,564         5.61       1,069,484         5.76       1,212,989         5.73       1,186,191
                         ------------                 ------------                 ------------                 ------------
    Total deposits.....  $  1,343,242         5.10%   $  1,422,337         5.28%   $  1,410,430         5.31%   $  1,391,875
                         ------------          ---    ------------          ---    ------------          ---    ------------
                         ------------          ---    ------------          ---    ------------          ---    ------------



                            AVERAGE
                           RATE PAID
                         -------------

Passbook accounts......         2.32%
NOW accounts...........         0.90
Money market
  accounts.............         2.41
Term certificates......         4.55

    Total deposits.....         4.17%
                                 ---
                                 ---

    The following table sets forth the activity in the Bank's deposits during the periods indicated.

                                                      SIX MONTHS ENDED
                                                          JUNE 30,               YEAR ENDED DECEMBER 31,
                                                      -----------------  ----------------------------------------
                                                            1997             1996          1995          1994
                                                      -----------------  ------------  ------------  ------------
                                                                            (IN THOUSANDS)
Beginning balance...................................    $   1,371,243    $  1,473,318  $  1,384,218  $  1,388,818
Net increase (decrease) before interest.............          (84,181)       (160,804)       35,836       (42,907)
Interest credited...................................           26,974          58,729        53,264        38,307
                                                      -----------------  ------------  ------------  ------------
Net increase (decrease) in deposits.................          (57,207)       (102,075)       89,100        (4,600)
                                                      -----------------  ------------  ------------  ------------
Ending balance......................................    $   1,314,036    $  1,371,243  $  1,473,318  $  1,384,218
                                                      -----------------  ------------  ------------  ------------
                                                      -----------------  ------------  ------------  ------------

    The following table sets forth by various interest rate categories the term certificates with the Bank at the dates indicated.

                                                                                        DECEMBER 31,
                                                                          ----------------------------------------
                                                           JUNE 30, 1997      1996          1995          1994
                                                           -------------  ------------  ------------  ------------

                                                                               (IN THOUSANDS)
0.00% to 2.99%...........................................   $     3,481   $      4,299  $      3,964  $      1,637
3.00% to 3.99%...........................................         3,182          3,833         4,900       126,533
4.00% to 4.99%...........................................        34,643         46,771        49,037       459,920
5.00% to 6.99%...........................................       931,538        909,895     1,092,316       597,046
7.00% to 8.99%...........................................         1,350         36,244        47,613        15,898
                                                           -------------  ------------  ------------  ------------
                                                            $   974,194   $  1,001,042  $  1,197,830  $  1,201,034
                                                           -------------  ------------  ------------  ------------
                                                           -------------  ------------  ------------  ------------

    The following table sets forth the amount and remaining maturities of the Bank's term certificates at June 30, 1997.

                                                            OVER SIX
                                                             MONTHS       OVER ONE      OVER TWO
                                             SIX MONTHS   THROUGH ONE   YEAR THROUGH  YEARS THROUGH  OVER THREE
                                              AND LESS        YEAR       TWO YEARS     THREE YEARS      YEARS
                                             -----------  ------------  ------------  -------------  -----------
                                                                       (IN THOUSANDS)
0.00% to 1.99%.............................   $     501    $       --    $      100     $      --     $      --
2.00% to 2.99%.............................       2,226           405           115            --           134
3.00% to 3.99%.............................       3,160            --            17            --             5
4.00% to 4.99%.............................      32,837         1,103           703            --            --
5.00% to 6.99%.............................     434,854       347,003       134,491         6,554         8,636
7.00% to 8.99%.............................         159           732           177           282            --
                                             -----------  ------------  ------------       ------    -----------
Total......................................   $ 473,737    $  349,243    $  135,603     $   6,836     $   8,775
                                             -----------  ------------  ------------       ------    -----------
                                             -----------  ------------  ------------       ------    -----------

    As of June 30, 1997, the aggregate amount of outstanding time certificates of deposit in amounts greater than or equal to $100,000, was approximately $227.6 million. The following table presents the maturity of these time certificates of deposit at such dates.

                                                                            JUNE 30, 1997
                                                                            --------------
                                                                            (IN THOUSANDS)
3 months or less..........................................................    $   50,812
Over 3 months through 6 months............................................        64,753
Over 6 months through 12 months...........................................        83,318
Over 12 months............................................................        28,734
                                                                            --------------
                                                                              $  227,617
                                                                            --------------
                                                                            --------------

    BORROWINGS. The following table sets forth certain information regarding the short-term borrowings of the Bank at or for the dates indicated.

                                                     AT OR FOR THE SIX
                                                           MONTHS
                                                           ENDED           AT OR FOR THE YEAR ENDED DECEMBER
                                                          JUNE 30,                        31,
                                                   ----------------------  ----------------------------------
                                                      1997        1996        1996        1995        1994
                                                   ----------  ----------  ----------  ----------  ----------

                                                                     (DOLLARS IN THOUSANDS)
FHLB OF SAN FRANCISCO ADVANCES:
  Average balance outstanding....................  $   80,000  $   35,304  $   53,666  $  193,535  $  310,262
  Maximum amount outstanding at any month-end
    during the period............................      80,000      31,746      80,000     310,000     316,000
  Balance outstanding at end of period...........      80,000      31,746      80,000      31,746     310,000
  Average interest rate during the period........        5.91%       5.80%       5.49%       6.37%       5.00%
  Average interest rate at end of period.........        5.91%       5.84%       5.91%       5.84%       4.99%
SECURITIES SOLD UNDER AGREEMENTS TO PURCHASE:
  Average balance outstanding....................  $  286,410  $  151,366  $  179,002  $  100,071  $  140,943
  Maximum amount outstanding at any month-end
    during the period............................     331,358     177,597     219,229     151,626     154,210
  Balance outstanding at end of period...........     331,358     177,597     192,433          --          --
  Average interest rate during the period........        5.62%       5.31%       6.09%       6.25%       4.34%
  Average interest rate at end of period.........        5.78%       5.27%       5.49%         --          --

    The Bank obtains both fixed and variable rate long- and short-term advances from the FHLB of San Francisco upon the security of certain of its residential first mortgage loans and other assets, provided certain standards related to creditworthiness of the Bank have been met. FHLB of San Francisco advances are available for general business purposes to expand lending and investing activities. Borrowings have generally been used to fund the purchase of mortgage-backed and investment securities or lending activities and have been collateralized with a pledge of loans, securities in the Bank's portfolio or any mortgage-backed or investment securities purchased.

    Advances from the FHLB of San Francisco are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At June 30, 1997, the Bank had two fixed rate advances from the FHLB of San Francisco. At June 30, 1997, the Bank had total FHLB of San Francisco advances of $80.0 million at a weighted average interest rate of 5.91%, $31.0 million of which matures in 1997 and $49.0 million of which matures in 1998.

    Since 1996, the Bank has increasingly relied on obtaining funds from the sales of securities to investment dealers under agreements to repurchase ("reverse repurchase agreements"). In a reverse repurchase agreement transaction, the Bank will generally sell a mortgage-backed security agreeing to repurchase either the same or a substantially identical security on a specified later date (generally not more than 90 days) at a price greater than the original sales price. The difference in the sale price and purchase price is the cost of the use of the proceeds. The mortgage-backed securities underlying the agreements are delivered to the dealers who arrange the transactions. For agreements in which the Bank has agreed to repurchase substantially identical securities, the dealers may sell, loan or otherwise dispose of the Bank's securities in the normal course of their operations; however, such dealers or third party custodians safe-keep the securities which are to be specifically repurchased by the Bank. Reverse repurchase agreements represent a competitive cost short-term funding source for the Bank. Nevertheless, the Bank is subject to the risk that the lender may default at maturity and not return the collateral. The amount at risk is the value of the collateral which exceeds the balance of the borrowing. In order to minimize this potential risk, the Bank only deals with large, established investment brokerage firms when entering into these transactions. Reverse repurchase transactions are accounted for as financing arrangements rather than sales of securities, and the obligation to repurchase such securities is reflected as a liability in the Bank's Consolidated Financial Statements.

SUBSIDIARIES

    The Bank is permitted to invest up to 2% of its assets in the capital stock of, or secured or unsecured loans to, subsidiary corporations, with an additional investment of 1% of assets when such additional investment is primarily for community development purposes. In addition, the Bank is permitted to make an unlimited investment in one or more operating subsidiaries, which are permitted to engage only in activities that the Bank may undertake directly. As of June 30, 1997, the Bank maintained four direct subsidiaries and one indirect subsidiary consisting of SoCal Mortgage Corporation ("SMC"), Direct Investment Company of Southern California ("DIC"), SCP Investments, Inc. ("SCP"), Continental Development of California, Inc. ("CDC") and SCS Insurance Services, Inc. ("SCS"). At June 30, 1997, the Bank's investment in its service corporation subsidiaries amounted to $2.6 million in the aggregate.

    SMC is an inactive corporation which was formed in 1987 to originate mortgage loans. However, SMC has never conducted any business since it was organized. DIC was formed in 1987 to acquire, develop, construct and sell real estate developments and is currently inactive. DIC owns 100% of the capital stock of SCP which was formed in 1989 to invest in various real estate development projects. SCP currently holds the Bank's last remaining real estate development project consisting of 62 acres of vacant land located in Corona, California. At June 30, 1997, the land had a net carrying value of $1.9 million and the Bank is currently marketing the property for sale.

    CDC was formed in 1969 for the purpose of acquiring, developing, constructing and selling real estate developments. CDC does not currently hold any real estate and CDC's sole operation consists of acting as trustee under the Bank's deeds of trust with respect to its mortgage lending.

    SCS was formed in 1984 in order to sell, through the Bank's branch offices, annuities and various other investments as well as other insurance products to the Bank's account holders and members of the general public. During the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995, SCS recognized net earnings of $99,000, $336,000 and $40,000, respectively.

LEGAL PROCEEDINGS

    On January 28, 1993, SOCAL, the Bank and certain current and former stockholders of SOCAL filed a complaint against the United States in the United States Court of Federal Claims seeking damages for breach of contract and for deprivation of property without just compensation and without due process of the law. The allegations in the complaint arise out of the abrogation of certain contractual promises made to SOCAL, to certain of its current and former common stockholders, and to the Bank, by the Federal Home Loan Bank Board and the Federal Savings and Loan Insurance Corporation in exchange for SOCAL's agreement to acquire and to operate the Bank which was then a failed thrift institution. One of the current stockholders of SOCAL (Arbur, Inc.) is also a plaintiff in the case, entitled SOUTHERN CALIFORNIA FEDERAL SAVINGS AND LOAN ASSOCIATION, ET AL. V. UNITED STATES, No. 93-52C (the "SOCAL Goodwill Litigation"). The plaintiffs' claims arose from changes, mandated by FIRREA, with respect to the rules for computing the Bank's regulatory capital. The SOCAL Goodwill Litigation was stayed pending the resolution on appeal of the Winstar Cases (defined below), which present issues similar to those presented by the SOCAL Goodwill Litigation.

    On July 1, 1996, the United States Supreme Court issued its opinion for UNITED STATES V. WINSTAR CORPORATION, No. 95-865, which affirmed the decisions of the United States Court of Appeals for the Fourth Circuit and the United States Court of Federal Claims in various consolidated cases (the "Winstar Cases") granting summary judgment to the plaintiff thrift institutions on the liability portion of their breach of contract claims against the United States. The Supreme Court held that the government breached certain express contracts when Congress enacted FIRREA, and the Supreme Court remanded the proceedings for a determination of the appropriate measure and amount of damages, which as of the date of this Offering Circular have not been finally litigated.

    The United States Court of Federal Claims issued a Case Management Order ("CMO") in all of the Winstar Cases, including the Bank's. The CMO sets forth procedures for all of the plaintiffs and the defendant, the United States, to follow relating to the exchange of documents, filing of partial summary judgment motions with respect to liability only, discovery on damages issues and the timing of all of the Winstar Cases being set for trial. Pursuant to the CMO, the Bank filed a motion for partial summary judgment as to the government's liability to the Bank for breach of contract. Pursuant to the CMO, the government filed its response to the Bank's motion. Based upon the status of the proceedings in the Winstar Cases and the CMO, the SOCAL Goodwill Litigation is not expected to be set for trial for at least two years. The amount of damages the Bank and SOCAL have suffered as a result of the government's breach of contract has not yet been determined. In addition, although the decision of the Supreme Court in the Winstar Cases has been rendered, there can be no assurance that the court will not reach a different conclusion in the SOCAL Goodwill Litigation.

OFFICE LOCATIONS

    The following table set forth certain information with respect to the Bank's offices at June 30, 1997.

                                                                                 NET BOOK VALUE   TOTAL DEPOSITS
                                                             LEASE/OWNED         OF PROPERTY AT         AT
                  OFFICE LOCATION                       LEASE EXPIRATION DATE     JUNE 30, 1997    JUNE 30, 1997
----------------------------------------------------  -------------------------  ---------------  ---------------
                                                                                          (IN THOUSANDS)

EXECUTIVE OFFICE (AND BRANCH):

Los Angeles                                                    Leased               $   2,254      $       3,790
5900 Wilshire Boulevard                                        04/2006
15th Floor                                               Option: 1 - 5 years
Los Angeles, CA 90036

BRANCH OFFICE:

Beverly Hills                                                  Leased                     218            128,158
9100 Wilshire Boulevard                                        03/2000
Beverly Hills, CA 90212                                 Option: 2 - 10 years

Orange                                                         Leased                     149             53,960
216 E. Chapman Avenue                                          01/2001
Orange, CA 92866-1506                                    Option: 2 - 5 years

Pacific Palisades                                              Leased                     112             56,098
15305 Sunset Boulevard                                         12/2006
Pacific Palisades, CA 90272                             Option: 1 - 10 years

Montebello                                                     Leased                     125             91,496
1300 W. Beverly Boulevard                                      08/2003
Montebello, CA 90640                                    Option: 1 - 10 years

Garden Grove                                                    Owned                     105             79,919
12112 Valley View
Garden Grove, CA 92845-1796

Simi Valley                                                    Leased                      59             95,617
1445 Los Angeles Avenue                                        07/1999
Simi Valley, CA 93065                                   Option: 2 - 30 months
                                                       followed by 3 - 5 years

Sylmar                                                         Leased                      82             45,442
13831 Foothill Boulevard                                       09/2002
Sylmar, CA 91342                                        Option: 2 - 10 years

Buena Park                                                     Leased                      93             10,528
5470 Beach Boulevard                                           12/2004
Buena Park, CA 90621                                     Option: 3--5 years

North Hollywood                                                Leased                      63             86,966
12848 Victory Boulevard                                        05/2000
North Hollywood, CA 91606

Beverly/Serrano                                                Leased                     124             36,209
4500 W. Beverly Boulevard                                      01/2006
Los Angeles, CA 90004                                    Option: 2 - 5 years

Woodland Hills                                                 Leased                     146             59,022
20259 Ventura Boulevard                                        11/2009
Woodland Hills 91364                                    Option: 1 - 10 years

                                                                                 NET BOOK VALUE   TOTAL DEPOSITS
                                                             LEASE/OWNED         OF PROPERTY AT         AT
                  OFFICE LOCATION                       LEASE EXPIRATION DATE     JUNE 30, 1997    JUNE 30, 1997
----------------------------------------------------  -------------------------  ---------------  ---------------
                                                                                          (IN THOUSANDS)
Burbank                                                        Leased                     373            161,002
240 North San Fernando Road                                    06/2000
Burbank, CA 91502                                        Option: 2 - 5 years

Santa Clarita                                                   Owned                     178             63,214
26425 Sierra Highway
Santa Clarita, CA 91321

Ventura                                                        Leased                      46             66,867
996 South Seaward Avenue                                       10/1998
Ventura, CA 93001                                        Option: 2 - 3 years

Calabasas                                                      Leased                      89             59,104
23642 Calabasas Road, Bldg. 2                                  03/2007
Calabasas, CA 91302

Irvine                                                         Leased                     182             60,024
15475 Jeffrey Road                                             10/2005
Irvine, CA 92620-4102

Fairfax                                                        Leased                      78             68,008
145 South Fairfax Avenue                                       01/2003
Los Angeles, CA 90036                                    Option: 1 - 5 years

San Pedro                                                       Owned                     725             88,612
28110 South Western Avenue
San Pedro, CA 80732
                                                                                       ------     ---------------

                                                                                    $   5,201      $   1,314,036
                                                                                       ------     ---------------
                                                                                       ------     ---------------

                        BENEFICIAL OWNERSHIP OF THE BANK

    As of June 30, 1997, there were 100,000 shares of Common Stock of the Bank issued and outstanding, all of which were owned by SOCAL. The following table set forth certain information concerning the ownership of the Company's outstanding Common Stock as of that date.

                                                NAME AND ADDRESS            AMOUNT AND NATURE OF
TITLE OF CLASS                                OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP   PERCENT OF CLASS
------------------------------------  ------------------------------------  --------------------  -------------------
Common Stock........................  SoCal Holdings, Inc.                          100,000                  100%
                                      5900 Wilshire Boulevard
                                      Los Angeles, California 90036

                             MANAGEMENT OF THE BANK

DIRECTORS

    The following table sets forth certain information regarding the Board of Directors of the Bank. While the Bank's Bylaws authorize five directors, one position has remained vacant since December 1995.

                                                                 POSITIONS HELD WITH
NAME                                             AGE(1)               THE BANK             DIRECTOR SINCE    TERM EXPIRES
---------------------------------------------  -----------  -----------------------------  ---------------  ---------------
Rudolf P. Guenzel............................          57   President, Chief Executive             1995             1999
                                                            Officer and Director
Henry Peters.................................          56   Chairman of the Board,                 1995             1998
                                                            Director
Gerard Jervis................................          49   Director                               1995             2000
Robert W. MacDonald..........................          50   Director                               1992             2000

------------------------

(1) As of June 30, 1997.

    Set forth below is information with respect to the principal occupations during at least the last five years for the directors of the Bank.

    RUDOLF P. GUENZEL. Mr. Guenzel has served as President of SOCAL and President, Chief Executive Officer and Director of the Bank since March 1995. From September 1994 through March 1995, Mr. Guenzel worked as a consultant in the area of bank profitability analysis. Mr. Guenzel formerly was the President and Chief Executive Officer and a director of BancFlorida Financial Corp., which was a New York Stock Exchange listed company, and its subsidiary, Banc Florida, FSB. He joined the BancFlorida Group in March 1991 when the company was experiencing serious financial difficulties associated with high non-performing assets attributable to the national recession and local economic conditions. Mr. Guenzel directed the Company's attention to problem asset resolution and returned BancFlorida Financial to profitability. The price of BancFlorida Financial's common stock increased from a low of $2.375 per share during the first quarter of 1991 to $30.00 per share, the price at which the shares were acquired by First Union Corp. in August 1994. Mr. Guenzel served as Chief Executive Officer through BancFlorida Financial's merger with First Union Corp. Prior to BancFlorida Financial, Mr. Guenzel was employed by European American Bank from 1971 until 1989. Mr. Guenzel started as head of the Credit Division, worked in problem loans resolutions and eventually as responsible for the Bank's Operations and Systems Division.

    HENRY PETERS. Mr. Peters has served as a trustee of the Bishop Estate, which owns 60% of the common equity of SOCAL, since 1984. In addition, he is chairman of the board of the Bishop Estate's property and investment management subsidiary, Royal Hawaiian Shopping Center, Inc. From 1978 through 1984, Mr. Peters served as Industrial Division Manager of Dura Constructors, a construction firm located in Honolulu, Hawaii. From 1974 through 1994, Mr. Peters served as a Representative to the House of Representatives of the State of Hawaii and from 1981 through 1986, Mr. Peters served as Speaker of the House.

    GERARD JERVIS. Mr. Jervis has served as a trustee of the Bishop Estate since 1994. From 1986 through 1994, Mr. Jervis was partner in the law firm of Jervis, Winer & Meheula located in Kailua, Hawaii.

    ROBERT W. MACDONALD. Mr. MacDonald is Managing Director of William E. Simon & Sons, a merchant banking firm, where he has been employed since 1991. William
E. Simon & Sons has an indirect ownership in SOCAL through Arbur, Inc. Mr. MacDonald was with Salomon Brothers between 1971 and 1979 where he eventually headed the tax-exempt mortgage-backed financing group. In 1980 he left Salomon Brothers to start a financial advisory firm and Catalyst Energy Corporation, a leading developer of independent power facilities. The company went public in 1984 and was sold to an investor group in 1988. Between 1988 and 1991, Mr. MacDonald co-founded a merchant banking corporation, East Rock Partners, which invested in alternative energy projects.

SENIOR EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

    Set forth below is information with respect to the principal occupations during the last five years for the four senior executive officers who are not directors.

    J. MICHAEL HOLMES. Mr. Holmes has served as Executive Vice President and Chief Financial Officer of the Bank since March 1995. Mr. Holmes also serves as Secretary and Treasurer of SOCAL. Prior to SOCAL, Mr. Holmes joined BancFlorida, FSB in 1974 as Controller and served in various capacities, culminating as Executive Vice President and Chief Financial Officer in 1985, a position he held through the company's merger with First Union in August 1994. Mr. Holmes also served as Secretary, Treasurer and Chief Financial Officer of the parent holding company, BancFlorida Financial Corp., between 1985 and August 1994.

    WILLIAM W. FLADER. Mr. Flader has served as Executive Vice President of Retail Banking for the Bank since March 1995. Before joining the Bank, Mr. Flader was employed by Banc Florida, FSB from October 1980 to August 1994 in various capacities. Mr. Flader served as Senior Vice President of Retail Banking for BancFlorida from December 1989 to August 1994.

    DOREEN J. BLAUSCHILD. Ms. Blauschild came to the Bank as Associate Counsel in 1988 and was promoted to Vice President, General Counsel in 1989. In 1991, Ms. Blauschild was promoted to Senior Vice President, General Counsel. Ms. Blauschild also has served as the Secretary since 1989.

    JOHN T. WASLEY. Mr. Wasley is Senior Vice President of the Bank and manages the Loan Servicing, Commercial Real Estate Lending, Special Assets, Corporate Real Estate and General Services Departments of the Bank. Mr. Wasley joined the Bank in 1992 to establish the Special Assets Department. During his tenure at the Bank, Mr. Wasley has managed the liquidation of $112 million in non-performing assets. Between 1988 and 1992, Mr. Wasley was President of Wedgewood Development Company, which was a Los Angeles-based real estate development company. Between 1984 and 1988, Mr. Wasley was the Chief Financial Officer of Wedgewood Investment Corporation, which is a Los Angeles-based real estate investment firm.

SUMMARY COMPENSATION TABLE

    The following table includes individual compensation information with respect to the Chief Executive Officer of the Bank and the other four most highly compensated officers of the Bank whose total compensation exceeded $100,000 for services rendered in all capacities during the fiscal year ended December 31, 1996.

                                                                                     LONG-TERM
                                                                                   COMPENSATION        ALL OTHER
NAME AND PRINCIPAL POSITION                               SALARY(1)     BONUS         AWARDS       COMPENSATION (2)
--------------------------------------------------------  ----------  ----------  ---------------  -----------------
Rudolf P. Guenzel.......................................  $  325,000  $  243,750(3)          N/A       $   4,750
  Director, President & Chief
  Executive Officer

J. Michael Holmes.......................................     200,000     150,000(3)          N/A           3,250
  Executive Vice President, Chief
  Financial Officer

William W. Flader.......................................     170,000     127,500(3)          N/A           3,825
  Executive Vice President, Retail
  Banking

Doreen J. Blauschild....................................     150,000       5,000           N/A             2,900
  Senior Vice President, General
  Counsel

John T. Wasley..........................................     105,000       5,000           N/A             3,150
  Senior Vice President,
  Real Estate

------------------------

(1) Does not include amounts attributable to miscellaneous benefits received by the named officers. The costs to the Bank of providing such benefits to the named officers during the year ended December 31, 1996 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported.

(2) Represents the employers' contribution on behalf of the employee to the 401(k) Plan. See "Benefit Plans."

(3) Amounts were accrued in 1996 and paid in 1997.

EMPLOYMENT AGREEMENTS

    On October 21, 1996, the Bank entered into employment agreements with Messrs. Guenzel, Holmes, and Flader, the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Executive Vice President, Retail Banking, respectively (individually, the "Executive" and collectively, the "Executives"). The Bank has agreed to employ the Executives for a term of three years in their respective positions. The employment agreements are reviewed annually by the Board of Directors of the Bank, and the term of the Executives' employment agreements may be extended each year for a successive additional one-year period on the second anniversary of the Agreements and on each annual anniversary thereafter, upon approval of the Bank's Board of Directors, unless either party elects, not less than 30 days prior to the annual anniversary date, not to extend the employment term. In addition to a base salary, which amounts to $325,000, $200,000 and $170,000 for Messrs. Guenzel, Holmes and Flader, respectively, and is reviewed annually, the Executives are entitled to receive an annual bonus based upon the net income of the Bank, which begins at 25% of base salary if earnings range from $1.0 million to $4.9 million, and increases to 100% of base salary if net income equals or exceeds $15.0 million. In the event that SoCal or the Bank is a party to a "Capital Transaction," the Executives are also eligible to receive a long-term bonus based on the gross sales proceeds received pursuant to such a transaction. A "Capital Transaction" is generally defined to include any one of the following: (a) the sale of more than 50% of the outstanding voting securities of SoCal or the Bank; (b) certain mergers or consolidations of SoCal or the Bank in which more than 50% of the combined voting power of the voting securities of SoCal or the Bank change hands; (c) the sale of substantially all of the assets of SoCal or the Bank; and (d) the liquidation of SoCal or the Bank. Under such circumstances, the Executives will receive a long term bonus ranging from 3.5% (4.5% in the case of Mr. Guenzel) of the amount by which gross sales proceeds (as defined) exceeds between $73.0 million and $138.0 million and 5% (6% in the case of Mr. Guenzel) of the amount by which gross sales proceeds exceed $138.0 million.

    Each of the employment agreements is terminable with or without cause by the Bank. The Executive shall have no right to compensation or other benefits pursuant to the employment agreement for any period after voluntary termination or termination by the Bank for cause, disability, retirement or death, or if the employment agreement is not continued following a Capital Transaction. In the event (i) the Executive terminates his employment because of failure of the Bank to comply with any material provision of the employment agreement, (ii) the employment agreement is terminated by the Bank other than for cause, disability, retirement, death, or upon the consummation of a Capital Transaction, or (iii) the employment agreement is terminated by the Executive for "Good Reason," the Executive will be entitled to a cash severance amount equal to the Executive's base salary times the number of years remaining in the term of the employment agreement up to a maximum of two years. Executives are also entitled to receive a long-term bonus in the event that a Capital Transaction is consummated within twelve months of termination. In such an event, any severance amount to which an Executive is entitled will offset any amount due under the long-term bonus. "Good Reason" means, without the Executive's express consent, the failure to reappoint the Executive to his position at the Bank, a material reduction in base salary, the relocation of the Executive to an office which is more than 50 miles from the current principal executive office of the Bank or a purported termination which is not effected under the notice provisions of the employment agreement.

    Each employment agreement recognizes that the long-term bonus could constitute an "excess parachute payment" within the meaning of Section 280G of the Code if at any time the stock issued by SoCal and/or the Bank becomes publicly traded or because of some other event, SoCal or the Bank is no longer entitled to rely upon the exception in Section 280G(d)(5) of the Code for non-publicly traded corporations. In this event, the employment agreements provide that the Board of Directors of the Bank will negotiate with the Executives the granting of a stock option or similar equity based plan of equivalent value to replace the long-term bonus.

    On April 11, 1995, the Bank entered into an employment agreement with Doreen
J. Blauschild. In the event the Bank terminates Ms. Blauschild's employment after September 11, 1995 without cause or following her resignation due to an unauthorized reduction in compensation, the employment agreement provides that Ms. Blauschild shall be entitled to certain benefits including (i) four months base salary and payment of accrued and unpaid vacation, (ii) a $25,000 lump sum payment; and (iii) continued coverage under the Bank's group health, dental, life and disability plans for a period of six months from termination or until Ms. Blauschild becomes eligible for comparable group benefit coverages, whichever is earlier. In addition, Ms. Blauschild is also entitled to a payment equal to 0.25% of the amount by which any net recovery (i.e., gross amount less attorneys' fees) by and payable to SoCal relating to the SoCal Goodwill Litigation, whether by judgment or settlement, exceeds $150.0 million. See "Business of the Bank--Legal Proceedings." The employment agreement generally defines "cause" as termination because of personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order or material breach of any provision of the employment agreement.

BENEFIT PLANS

    SAVINGS PLUS PLAN. The Bank maintains a 401(k) profit sharing plan (the "Savings Plan"). The Savings Plus Plan is designed to promote the future economic welfare of the employees of the Bank and to encourage employee savings. Employee deferrals of salary and employer contributions made under the

Savings Plus Plan, together with the income thereon, are accumulated in individual accounts maintained in trust on behalf of the employee participants, and is made available to the employee participants upon retirement and under certain other circumstances as provided in the Savings Plus Plan. Since employee deferrals of salary and employer contributions made under the Saving Plus Plan are made on a tax deferred basis, employee participants are able to enjoy significant income tax savings by participating in the Savings Plus Plan. Employees are also permitted to direct the investment of their accounts among six separate funds, including various fixed income and equity investment funds.

    An employee of the Bank becomes eligible to participate in the Savings Plus Plan on the entry date (January 1, April 1, July 1 or October 1) nearest the date he or she completes a year of service. A year of service is a 12 consecutive month period in which the employee works at least 1,000 hours for the Bank. Participants may elect to defer amounts up to 15% of their annual compensation under the Saving Plus Plan, subject to certain limits imposed by law. The Bank matches 50% of compensation deferred up to 6% and may make additional discretionary matching contributions. During the years ended December 31, 1996, 1995 and 1994, the Bank contributed $155,000, $159,000 and $245,000, respectively, to the Savings Plus Plan on behalf of its employees.

    PENSION PLAN. The Bank maintains a defined benefit pension plan ("Pension Plan") covering all employees who were Pension Plan participants as of December 31, 1990. All Pension Plan benefits were frozen as of December 31, 1990. In general, the Pension Plan provides for annual benefits payable monthly upon retirement at age 65 in an amount equal to 4.1% of an employee's average annual salary for the five consecutive years as of December 31, 1990 ("Five Year Average Compensation") plus 0.65% of Five Year Average Compensation multiplied by his number of years of service, not in excess of 10 years. Under the Pension Plan, an employee's benefits are 20% vested after three years of service and fully vested after seven years of service. A year of service is any year in which an employee works a minimum of 1,000 hours. Benefits under the Pension Plan are payable for ten years certain and life thereafter commencing at age 65 and are not subject to Social Security offsets. There was no net periodic pension cost for 1995 (as the Bank was entitled to a credit of $36,000). The Bank incurred a net periodic pension cost of $24,000 in 1994. For the year ended December 31, 1996, there was a net periodic pension cost of approximately $9,000.

    The following table illustrates annual pension benefits for retirement at age 65 under various levels of compensation and years of service. The figures in the table assume that the Pension Plan continues in its present form and that the participant elect a straight life annuity form of benefit.

                                                                             5 YEARS OF   10 YEARS OF  OVER 10 YEARS
FIVE YEAR AVERAGE COMPENSATION                                                 SERVICE      SERVICE     OF SERVICE
---------------------------------------------------------------------------  -----------  -----------  -------------
$80,000....................................................................   $  18,610    $  37,220     $  37,220
100,000....................................................................      23,360       46,720        46,720
120,000....................................................................      28,110       56,220        56,220
140,000....................................................................      32,860       65,720        65,720
160,000....................................................................      37,610       75,220        75,220
180,000....................................................................      42,360       84,720        84,720
200,000....................................................................      47,110       94,220        94,220
Over 200,000...............................................................      47,110       94,220        94,220

    The maximum annual compensation which may be taken into account under the Code (as adjusted from time to time by the Internal Revenue Service) for calculating contributions under qualified defined benefit plans currently is $160,000 and the maximum annual benefit permitted under such plans currently is $125,000.

    Ms. Blauschild has 3 years of credited service and her final compensation earned under such plan as of December 31, 1990 was $95,000. Messrs. Guenzel, Holmes, Flader, and Wasley are not participants in the Pension Plan and have no credited service or plan benefits.

                                   REGULATION

GENERAL

    The Bank is a federally chartered and insured stock savings bank subject to extensive regulation and supervision by the OTS, as the primary federal regulator of savings associations, and the FDIC, as the administrator of the SAIF.

    The federal banking laws contain numerous provisions affecting various aspects of the business and operations of savings associations and savings and loan holding companies. The following description of statutory and regulatory provisions and proposals, which is not intended to be a complete description of these provisions or their effects on SOCAL or the Bank, is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

REGULATION OF SAVINGS AND LOAN HOLDING COMPANIES

    HOLDING COMPANY ACQUISITIONS. SOCAL is a registered savings and loan holding company. The HOLA and OTS regulations generally prohibit a savings and loan holding company, without prior OTS approval, from acquiring, directly or indirectly, the ownership or control of any other savings association or savings and loan holding company, or all, or substantially all, of the assets or more than 5% of the voting shares thereof. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of such holding company, from acquiring control of any savings association not a subsidiary of such savings and loan holding company, unless the acquisition is approved by the OTS.

    HOLDING COMPANY ACTIVITIES. SOCAL currently operates as a unitary savings and loan holding company. Generally, there are limited restrictions on the activities of a unitary savings and loan holding company and its non-savings association subsidiaries. If SOCAL ceases to be a unitary savings and loan holding company, the activities of SOCAL and its non-savings association subsidiaries would thereafter be subject to substantial restrictions.

    The HOLA requires every savings association subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock, or else such dividend will be invalid. See "--Regulation of Federal Savings Banks--Capital Distribution Regulation."

    AFFILIATE RESTRICTIONS. Transactions between a savings association and its "affiliates" are subject to quantitative and qualitative restrictions under Sections 23A and 23B of the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

    In general, Sections 23A and 23B and OTS regulations issued in connection therewith limit the extent to which a savings association or its subsidiaries may engage in certain "covered transactions" with affiliates to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of such capital and surplus, in the case of covered transactions with all affiliates. In addition, a savings association and its subsidiaries may engage in covered transactions and certain other transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" is defined to include a loan or extension of credit to an affiliate; a purchase of investment securities issued by an affiliate; a purchase of assets from an affiliate, with certain exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

    In addition, under the OTS regulations, a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies; a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary; a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate; and covered transactions and certain other transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices. With certain exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a market value ranging from 100% to 130% (depending on the type of collateral) of the amount of the loan or extension of credit.

    The OTS regulation generally excludes all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Federal Reserve Board decides to treat such subsidiaries as affiliates. The regulation also requires savings associations to make and retain records that reflect affiliate transactions in reasonable detail, and provides that certain classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

REGULATION OF FEDERAL SAVINGS BANKS

    REGULATORY SYSTEM. As a federally insured savings bank, lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is regularly examined by the OTS and must file periodic reports concerning its activities and financial condition.

    Although the OTS is the Bank's primary regulator, the FDIC has "backup enforcement authority" over the Bank. The Bank's eligible deposit accounts are insured by the FDIC under the SAIF, up to applicable limits.

    FEDERAL HOME LOAN BANKS. The Bank is a member of the FHLB System. Among other benefits, FHLB membership provides the Bank with a central credit facility. The Bank is required to own capital stock in an FHLB in an amount equal to the greater of: (i) 1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year, (ii) .3% of total assets, or (iii) 5% of its FHLB advances (borrowings).

    LIQUID ASSETS. Under OTS regulations, for each calendar month, a savings bank is required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations and certain other investments) not less than a specified percentage of the average daily balance of its net withdrawable accounts plus short-term borrowings (its liquidity base) during the preceding calendar month. This liquidity requirement, which is currently at 5.0%, may be changed from time to time by the OTS to any amount between 4.0% to 10.0%, depending upon certain factors. OTS regulations also require each savings association to maintain an average daily balance of short-term liquid assets equal to not less than 1.0% of the average daily balance of its net withdrawable accounts and short-term borrowings during the preceding calendar month. The Bank maintains liquid assets in compliance with these regulations.

    REGULATORY CAPITAL REQUIREMENTS. OTS capital regulations require savings banks to satisfy minimum capital standards: risk-based capital requirements, a leverage requirement and a tangible capital requirement. Savings banks must meet each of these standards in order to be deemed in compliance with OTS capital requirements. In addition, the OTS may require a savings association to maintain capital above the minimum capital levels. See "--REIT Subsidiary Preferred Stock."

    All savings banks are required to meet a minimum risk-based capital requirement of total capital (core capital plus supplementary capital) equal to 8% of risk-weighted assets (which includes the credit risk equivalents of certain off-balance sheet items). In calculating total capital for purposes of the risk-based requirement, supplementary capital may not exceed 100% of core capital. Under the leverage requirement, a savings bank is required to maintain core capital equal to a minimum of 3% of adjusted total assets. (In addition, under the prompt corrective action provisions of the OTS regulations, all but the most highly-rated institutions must maintain a minimum leverage ratio of 4% in order to be adequately capitalized. See "--Prompt Corrective Action.") A savings bank is also required to maintain tangible capital in an amount at least equal to 1.5% of its adjusted total assets.

    Under OTS regulations, a savings bank with a greater than "normal" level of interest rate exposure must deduct an interest rate risk ("IRR") component in calculating its total capital for purposes of determining whether it meets its risk-based capital requirement. Interest rate exposure is measured, generally, as the decline in an institution's net portfolio value that would result from a 200 basis point increase or decrease in market interest rates (whichever would result in lower net portfolio value), divided by the estimated economic value of the savings association's assets. The interest rate risk component to be deducted from total capital is equal to one-half of the difference between an institution's measured exposure and "normal" IRR exposure (which is defined as 2%), multiplied by the estimated economic value of the institution's assets. In August 1995, the OTS indefinitely delayed implementation of its IRR regulation. Based on internal measures of interest rate risk at June 30, 1997, the Bank would not have been required to deduct an IRR component in calculating total risk-based capital had the IRR component of the capital regulations been in effect.

    These capital requirements are viewed as minimum standards by the OTS, and most institutions are expected to maintain capital levels well above the minimum. In addition, the OTS regulations provide that minimum capital levels higher than those provided in the regulations may be established by the OTS for individual savings associations, upon a determination that the savings association's capital is or may become inadequate in view of its circumstances. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others: (1) a savings association has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, certain risks arising from nontraditional activities, or similar risks or a high proportion of off-balance sheet risk; (2) a savings association is growing, either internally or through acquisitions, at such a rate that supervisory problems are presented that are not dealt with adequately by OTS regulations; and (3) a savings association may be adversely affected by activities or condition of its holding company, affiliates, subsidiaries or other persons or savings associations with which it has significant business relationships. The Bank is not subject to any such individual minimum regulatory capital requirement.

    The Bank's core capital to risk-based assets ratio was 9.65%, its leverage capital ratio was 4.76% and its total risk-based capital ratio was 10.91% at June 30, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."

    CERTAIN CONSEQUENCES OF FAILURE TO COMPLY WITH REGULATORY CAPITAL REQUIREMENTS. A savings bank's failure to maintain capital at or above the minimum capital requirements may be deemed an unsafe and unsound practice and may subject the savings bank to enforcement actions and other proceedings. Any savings bank not in compliance with all of its capital requirements is required to submit a capital plan that addresses the bank's need for additional capital and meets certain additional requirements. While the capital plan is being reviewed by the OTS, the savings bank must certify, among other things, that it will not, without the approval of its appropriate OTS Regional Director, grow beyond net interest credited or make capital distributions. If a savings bank's capital plan is not approved, the bank will become subject to additional growth and other restrictions. In addition, the OTS, through a capital directive or otherwise, may restrict the ability of a savings bank not in compliance with the capital requirements to pay dividends and compensation, and may require such a bank to take one or more of certain corrective actions, including, without limitation: (i) increasing its capital to specified levels, (ii) reducing the rate of interest that may be paid on savings accounts, (iii) limiting receipt of deposits to those made to existing accounts, (iv) ceasing issuance of new accounts of any or all classes or categories except in exchange for existing accounts, (v) ceasing or limiting the purchase of loans or the making of other specified investments, and (vi) limiting operational expenditures to specified levels.

    The HOLA permits savings banks not in compliance with the OTS capital standards to seek an exemption from certain penalties or sanctions for noncompliance. Such an exemption will be granted only if certain strict requirements are met, and must be denied under certain circumstances. If an exemption is granted by the OTS, the savings bank still may be subject to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

    PROMPT CORRECTIVE ACTION. The prompt corrective action regulation of the OTS, promulgated under FDICIA, requires certain mandatory actions and authorizes certain other discretionary actions to be taken by the OTS against a savings bank that falls within certain undercapitalized capital categories specified in the regulation.

    The regulation establishes five categories of capital classification: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Under the regulation, the ratio of total capital to risk-weighted assets, core capital to risk-weighted assets and the leverage ratio are used to determine an institution's capital classification. At June 30, 1997, the Bank met the capital requirements of an "adequately capitalized" institution under applicable OTS regulations.

    In general, the prompt corrective action regulation prohibits an insured depository institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition, adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll-over brokered deposits.

    Institutions that are classified as undercapitalized are subject to certain mandatory supervisory actions, including: (i) increased monitoring by the appropriate federal banking agency for the institution and periodic review of the institution's efforts to restore its capital, (ii) a requirement that the institution submit a capital restoration plan acceptable to the appropriate federal banking agency and implement that plan, and that each company having control of the institution guarantee compliance with the capital restoration plan in an amount not exceeding the lesser of 5% of the institution's total assets at the time it received notice of being undercapitalized, or the amount necessary to bring the institution into compliance with applicable capital standards at the time it fails to comply with the plan, and (iii) a limitation on the institution's ability to make any acquisition, open any new branch offices, or engage in any new line of business without the prior approval of the appropriate federal banking agency for the institution or the FDIC.

    The regulation also provides that the OTS may take any of certain additional supervisory actions against an undercapitalized institution if the agency determines that such actions are necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund. These supervisory actions include: (i) requiring the institution to raise additional capital or be acquired by another institution or holding company if certain grounds exist, (ii) restricting transactions between the institution and its affiliates, (iii) restricting interest rates paid by the institution on deposits, (iv) restricting the institution's asset growth or requiring the institution to reduce its assets, (v) requiring replacement of senior executive officers and directors, (vi) requiring the institution to alter or terminate any activity deemed to pose excessive risk to the institution, (vii) prohibiting capital distributions by bank holding companies without prior approval by the FRB, (viii) requiring the institution to divest certain subsidiaries, or requiring the institution's holding company to divest the institution or certain affiliates of the institution, and (ix) taking any other supervisory action that the agency believes would better carry out the purposes of the prompt corrective action provisions of FDICIA.

    Institutions classified as undercapitalized that fail to submit a timely, acceptable capital restoration plan or fail to implement such a plan are subject to the same supervisory actions as significantly undercapitalized institutions. Significantly undercapitalized institutions are subject to the mandatory provisions applicable to undercapitalized institutions. The regulation also makes mandatory for significantly undercapitalized institutions certain of the supervisory actions that are discretionary for institutions classified as undercapitalized, creates a presumption in favor of certain discretionary supervisory actions, and subjects significantly undercapitalized institutions to additional restrictions, including a prohibition on paying bonuses or raises to senior executive officers without the prior written approval of the appropriate federal bank regulatory agency. In addition, significantly undercapitalized institutions may be subjected to certain of the restrictions applicable to critically undercapitalized institutions.

    The regulation requires that an institution be placed into conservatorship or receivership within 90 days after it becomes critically undercapitalized, unless the OTS, with concurrence of the FDIC, determines that other action would better achieve the purposes of the prompt corrective action provisions of FDICIA. Any such determination must be renewed every 90 days. A depository institution also must be placed into receivership if the institution continues to be critically undercapitalized on average during the fourth quarter after the institution initially became critically undercapitalized, unless the institution's federal bank regulatory agency, with concurrence of the FDIC, makes certain positive determinations with respect to the institution.

    Critically undercapitalized institutions are also subject to the restrictions generally applicable to significantly undercapitalized institutions and to a number of other severe restrictions. For example, beginning 60 days after becoming critically undercapitalized, such institutions may not pay principal or interest on subordinated debt without the prior approval of the FDIC. (However, the regulation does not prevent unpaid interest from accruing on subordinated debt under the terms of the debt instrument, to the extent otherwise permitted by law.) In addition, critically undercapitalized institutions may be prohibited from engaging in a number of activities, including entering into certain transactions or paying interest above a certain rate on new or renewed liabilities.

    If the OTS determines that an institution is in an unsafe or unsound condition, or if the institution is deemed to be engaging in an unsafe and unsound practice, the OTS may, if the institution is well capitalized, reclassify it as adequately capitalized; if the institution is adequately capitalized but not well capitalized, require it to comply with restrictions applicable to undercapitalized institutions; and, if the institution is undercapitalized, require it to comply with certain restrictions applicable to significantly undercapitalized institutions.

    CONSERVATORSHIP/RECEIVERSHIP. In addition to the grounds discussed under "--Prompt Corrective Action," the OTS (and, under certain circumstances, the FDIC) may appoint a conservator or receiver for a savings association if any one or more of a number of circumstances exist, including, without limitation, the following: (i) the institution's assets are less than its obligations to creditors and others, (ii) a substantial dissipation of assets or earnings due to any violation of law or any unsafe or unsound practice, (iii) an unsafe or unsound condition to transact business, (iv) a willful violation of a final cease-and-desist order, (v) the concealment of the institution's books, papers, records or assets or refusal to submit such items for inspection to any examiner or lawful agent of the appropriate federal banking agency or state bank or savings association supervisor, (vi) the institution is likely to be unable to pay its obligations or meet its depositors' demands in the normal course of business, (vii) the institution has incurred, or is likely to incur, losses that will deplete all or substantially all of its capital, and there is no reasonable prospect for the institution to become adequately capitalized without federal assistance, (viii) any violation of law or unsafe or unsound practice that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution's condition, or otherwise seriously prejudice the interests of the institution's depositors or the federal deposit insurance fund,
(ix) the institution is undercapitalized and the institution has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan, or materially fails to implement an accepted capital restoration plan, (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital, or (xi) the institution is found guilty of certain criminal offenses related to money laundering.

    ENFORCEMENT POWERS. The OTS and, under certain circumstances, the FDIC, have substantial enforcement authority with respect to savings associations, including authority to bring various enforcement actions against a savings association and any of its "institution-affiliated parties" (a term defined to include, among other persons, directors, officers, employees, controlling stockholders, agents and stockholders who participate in the conduct of the affairs of the institution). This enforcement authority includes, without limitation: (i) the ability to terminate a savings association's deposit insurance, (ii) institute cease-and-desist proceedings, (iii) bring suspension, removal, prohibition and criminal proceedings against institution-affiliated parties, and (iv) assess substantial civil money penalties. As part of a cease-and-desist order, the agencies may require a savings association or an institution-affiliated party to take affirmative action to correct conditions resulting from that party's actions, including to make restitution or provide reimbursement, indemnification or guarantee against loss; restrict the growth of the institution; and rescind agreements and contracts.

    CAPITAL DISTRIBUTION REGULATION. In addition to the prompt corrective action restriction on paying dividends, OTS regulations limit certain "capital distributions" by OTS-regulated savings associations. Capital distributions are defined to include, in part, dividends and payments for stock repurchases and cash-out mergers.

    Under the regulation, an association that meets its fully phased-in capital requirements both before and after a proposed distribution and has not been notified by the OTS that it is in need of more than normal supervision (a "Tier 1 association") may, after prior notice to but without the approval of the OTS, make capital distributions during a calendar year up to the higher of: (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or (ii) 75% of its net income over the most recent four-quarter period. A Tier 1 association may make capital distributions in excess of the above amount if it gives notice to the OTS and the OTS does not object to the distribution. A savings association that meets its regulatory capital requirements both before and after a proposed distribution but does not meet its fully phased-in capital requirement (a "Tier 2 association") is authorized, after prior notice to the OTS but without OTS approval, to make capital distributions in an amount up to 75% of its net income over the most recent four-quarter period, taking into account all prior distributions during the same period. Any distribution in excess of this amount must be approved in advance by the OTS. A savings association that does not meet its current regulatory capital requirements (a "Tier 3 association") cannot make any capital distribution without prior approval from the OTS, unless the capital distribution is consistent with the terms of a capital plan approved by the OTS.

    At June 30, 1997, the Bank qualified as a Tier 1 association for purposes of the capital distribution rule. The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. The requirements of the capital distribution regulation supersede less stringent capital distribution restrictions in earlier agreements or conditions.

    The OTS has proposed to amend its capital distribution regulation to conform its requirements to the OTS prompt corrective action regulation. Under the proposed regulation, an institution that would remain at least adequately capitalized after making a capital distribution, and that was owned by a holding company, would be required to provide notice to the OTS prior to making a capital distribution. "Troubled" associations and undercapitalized associations would be allowed to make capital distributions only by filing an application and receiving OTS approval, and such applications would be approved under certain limited circumstances.

    QUALIFIED THRIFT LENDER TEST. In general, savings associations are required to maintain at least 65% of their portfolio assets in certain qualified thrift investments (which consist primarily of loans and other investments related to residential real estate and certain other assets). A savings association that fails the qualified thrift lender test is subject to substantial restrictions on activities and to other significant penalties.

    Recent legislation permits a savings association to qualify as a qualified thrift lender not only by maintaining 65% of portfolio assets in qualified thrift investments (the "QTL test") but also, in the alternative, by qualifying under the Internal Revenue Code as a "domestic building and loan association." The Bank is a domestic building and loan association as defined in the Internal Revenue Code.

    Recent legislation also expands the QTL test to provide savings associations with greater authority to lend and diversify their portfolios. In particular, credit card and educational loans may now be made by savings associations without regard to any percentage-of-assets limit, and commercial loans may be made in an amount up to 10 percent of total assets, plus an additional 10 percent for small business loans. Loans for personal, family and household purposes (other than credit card, small business and educational loans) are now included without limit with other assets that, in the aggregate, may account for up to 20% of total assets. At June 30, 1997, under the expanded QTL test, approximately 89.0% of the Bank's portfolio assets were qualified thrift investments.

    FDIC ASSESSMENTS. The deposits of the Bank are insured by the SAIF of the FDIC, up to applicable limits, and are subject to deposit premium assessments by the SAIF. Under the FDIC's risk-based insurance system, SAIF-assessed deposits have been subject to premiums of between 23 and 31 basis points, depending upon the institution's capital position and other supervisory factors.

    Under legislation enacted in 1996, SAIF-assessable deposits held as of June 30, 1995 were subject to a tax-deductible one-time special assessment at a rate sufficient to achieve the 1.25% designated reserve ratio of the SAIF as of October 1, 1996. This special SAIF assessment generally was payable no later than November 29, 1996. The special assessment amounted to 65.7 cents per $100 of SAIF-assessable deposits and was collected on November 27, 1996. However, as a result of the Bank's financial condition, the Bank made application to the FDIC for an exemption from this one-time special assessment, which exemption was approved on October 5, 1996. As a result, the Bank was exempt from paying the special one-time assessment (which would have amounted to $9.0 million). Instead, the Bank will continue to pay future assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995.

    Under the new legislation, institutions with Bank Insurance Fund ("BIF") deposits are required to share the cost of funding debt obligations issued by the Financing Corporation ("FICO"), a corporation established by the federal government in 1987 to finance the recapitalization of FSLIC. However, until the earlier of December 31, 1999 or the date of elimination of the thrift charter, the FICO assessment rate for BIF deposits is only 1/5 of the rate applicable to SAIF deposits. Consequently, the annual FICO assessments to be added to deposit insurance premiums are expected to equal approximately 6.4 basis points for SAIF deposits and 1.3 basis points for BIF deposits from January 1, 1997 through December 31, 1999, and approximately 2.4 basis points for both BIF and SAIF deposits thereafter. From January 1, 1997, FICO payments will be paid directly by SAIF and BIF institutions in addition to deposit insurance assessments.

    On October 16, 1996, the FDIC lowered the rates on SAIF-assessable deposits. The rule established SAIF rates ranging from 0 to 27 basis points as of October 1, 1996. However, as a result of the Bank's exemption from paying the one-time special assessment, the Bank will continue to pay future assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995. Therefore, as of June 30, 1997, the Bank's annual assessment for deposit insurance was 30.0 basis points of insured deposits as opposed to 6.4 basis points of insured deposits (which is the rate which applies to the highest rated savings institutions).

    Following the special assessment and the new FICO funding mechanism effective January 1, 1997, future SAIF assessment rates are expected to depend primarily on the rate of any new losses from the SAIF insurance fund. Under the recent legislation, however, the FDIC is not permitted to establish SAIF assessment rates that are lower than comparable BIF assessment rates.

    THRIFT CHARTER. Congress has been considering legislation in various forms that would require federal thrifts, such as the Bank, to convert their charters to national or state bank charters. Recent legislation required the Treasury Department to prepare for Congress a comprehensive study on development of a common charter for federal savings associations and commercial banks; and, in the event that the thrift charter was eliminated by January 1, 1999, would require the merger of the BIF and the SAIF into a single Deposit Insurance Fund on that date. In the absence of appropriate "grandfather" provisions, legislation eliminating the thrift charter could have a material adverse effect on the Bank and its parent holding companies because, among other things, these holding companies engage in activities that are not permissible for bank holding companies and the regulatory capital and accounting treatment for banks and thrifts differs in certain significant respects. The Bank cannot determine whether, or in what form, such legislation may eventually be enacted and there can be no assurance that any legislation that is enacted would contain adequate grandfather rights for the Bank and its parent holding companies.

    COMMUNITY REINVESTMENT ACT AND THE FAIR LENDING LAWS. Savings associations have a responsibility under CRA and related regulations of the OTS to help meet the credit needs of their communities, including low-and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act (together, the "Fair Lending Laws") prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of CRA could, at a minimum, result in regulatory restrictions on its activities, and failure to comply with the Fair Lending Laws could result in enforcement actions by the OTS, as well as other federal regulatory agencies and the Department of Justice.

    NEW SAFETY AND SOUNDNESS GUIDELINES. The OTS and the other federal banking agencies have established guidelines for safety and soundness, addressing operational and managerial, as well as compensation matters for insured financial institutions. Institutions failing to meet these standards are required to submit compliance plans to their appropriate federal regulators. The OTS and the other agencies have also established guidelines regarding asset quality and earnings standards for insured institutions.

    CHANGE OF CONTROL. Subject to certain limited exceptions, no company can acquire control of a savings association without the prior approval of the OTS, and no individual may acquire control of a savings association if the OTS objects. Any company that acquires control of a savings association becomes a savings and loan holding company subject to extensive registration, examination and regulation by the OTS. Conclusive control exists, among other ways, when an acquiring party acquires more than 25% of any class of voting stock of a savings association or savings and loan holding company, or controls in any manner the election of a majority of the directors of the company. In addition, a rebuttable presumption of control exists if, among other things, a person acquires more than 10% of any class of a savings association or savings and loan holding company's voting stock (or 25% of any class of stock) and, in either case, any of certain additional control factors exist.

    Under recent legislation, companies subject to the Bank Holding Company Act that acquire or own savings associations are no longer defined as savings and loan holding companies under the HOLA and, therefore, are not generally subject to supervision and regulation by the OTS. OTS approval is no longer required for a bank holding company to acquire control of a savings association, although the OTS has a consultative role with the FRB in examination, enforcement and acquisition matters.

    REIT SUBSIDIARY PREFERRED STOCK. The Bank filed a notice with the OTS regarding the establishment of the Company as an operating subsidiary of the Bank. The OTS issued a letter dated September 16, 1997 expressing that it will not object to such establishment.

    In conjunction with the operating subsidiary notice, the OTS reviewed among other things the appropriateness of including the minority interest represented by the Company's Series A Preferred Shares in the regulatory capital of the Bank. See "--Regulatory Capital Requirements." In general, as a minority interest in a consolidated subsidiary, the Series A Preferred Shares are eligible to be treated as core capital of the Bank, but the OTS may have the authority to exclude such REIT subsidiary preferred stock from core capital. The OTS has indicated that it will not exclude REIT subsidiary preferred stock from the core capital of the parent savings association if the following prudential standards are met: (i) the REIT subsidiary preferred stock meets all of the same terms and conditions that preferred stock issued by the parent savings association must meet in order to be included in core capital;
(ii) the REIT subsidiary preferred stock cannot be redeemed without the prior written consent of the OTS; (iii) the REIT subsidiary preferred stock must be converted into or exchanged for a core capital instrument of the parent savings association if the OTS directs, in writing, that such a conversion or exchange should occur because (a) the parent savings association becomes undercapitalized under prompt corrective action regulations, (b) the parent savings association is placed in bankruptcy, reorganization, conservatorship or receivership, or (c) the OTS, in its sole discretion, directs in writing such conversion or exchange in anticipation of the parent savings association becoming undercapitalized in the near term; (iv) the amount of the savings association's core capital that is composed of REIT subsidiary preferred stock does not exceed 25% of core capital including such REIT subsidiary preferred stock (33 1/3% of core capital excluding REIT subsidiary preferred stock); and (v) the OTS may exclude REIT subsidiary preferred stock from core capital if it ceases to provide meaningful capital support and a realistic ability to absorb losses or otherwise raises supervisory concerns, including OTS concerns about the capital mix or asset structure of the REIT subsidiary or the parent savings association. The Bank expects $28.4 million of the Series A Preferred Shares to be included in the core capital of the Bank.

                                    TAXATION

    FEDERAL TAXATION. The Bank is subject to those rules of federal income taxation generally applicable to corporations under the Code. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to the Bank.

    The Bank reports its earnings on a consolidated basis with SOCAL and is subject to federal income taxation in the same general manner as other corporations with some exceptions discussed below. The Bank has entered into an agreement with SOCAL whereby the Bank computes and pays taxes based upon the Bank's tax position assuming that a separate tax return was filed. However, while the SOCAL senior debt issued in connection with the 1995 recapitalization remains outstanding, SOCAL's payment to the Bank is limited to the amount of consolidated taxes.

    METHOD OF ACCOUNTING. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its consolidated federal income tax returns.

    BAD DEBT RESERVES. The Small Business Job Protection Act of 1996 (the "1996 Act") eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995 and provided for recapture of a portion of the reserves existing at the close of the last taxable year beginning before January 1, 1996 for institutions such as the Bank. Prior to the 1996 Act, the Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at the Bank's taxable income. For the tax year 1995, the Bank had a bad debt deduction of $73 million.

    As a further result of the 1996 Act, the Bank must use the specific chargeoff method in computing its bad debt deduction beginning with its 1996 Federal tax return. Under this method, deductions may be claimed only and to the extent that loans become wholly or partially worthless.

    TAXABLE DISTRIBUTIONS AND RECAPTURE. Prior to the 1996 Act, tax bad debt reserves were subject to recapture into taxable income should the Bank fail to meet certain thrift asset definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should the Bank make certain non-dividend distributions or cease to maintain a bank charter. The Bank has no pre-1988 bad debt reserve.

    MINIMUM TAX. The Code imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or

"AMTI"). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. As of December 31, 1996, the Bank had an alternative minimum tax credit carryforward of approximately $1.2 million.

    NET OPERATING LOSS CARRYFORWARDS. The Code allows net operating losses for tax years beginning before August 5, 1997 to be carried back and deducted from taxable income for the two preceding taxable years and carried forward and deducted from taxable income for the 20 succeeding taxable years. The Bank has federal tax net operating loss carryforwards of approximately $146.7 million at December 31, 1996.

    AVAILABILITY OF NET OPERATING LOSS CARRYFORWARDS. Section 382 of the Code imposes a limitation on the use of net operating loss carryforwards if there has been an "ownership change." In general, an ownership change occurs if immediately after any "owner shift involving a 5% stockholder" or any "equity structure shift" the percentage of the stock of the corporation owned by one or more 5% stockholders has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such stockholders at any time during the testing period. An "owner shift involving a 5% stockholder" is defined as any change in the stock ownership of the corporation that affects the percentage of stock in the corporation owned by any person who is a 5% stockholder before or after the change. An equity structure shift is defined as a reorganization other than an "F", divisive "D", or a divisive "G" reorganization. A 5% stockholder is any stockholder holding 5% or more of the corporation's stock at any time during the test period. It does not matter whether that stockholder is a 5% stockholder before the change or after. A 5% stockholder is defined as any person (or group) holding 5% or more of the corporation's stock at any time during the testing period. Determinations of ownership percentages are based upon fair market value. As a general rule, owners of less than 5% are treated as a single 5% stockholder. All of their individual stock ownership is aggregated and treated as the ownership percentage of a single 5% stockholder. The testing period for an ownership change is the three-year period ending on the day of the owner shift or equity shift.

    The 1992 recapitalization resulted in an ownership change as defined by
Section 382 of the Code. As a result, usage of the Bank's net operating loss carryforwards to offset Federal income tax liability is limited to approximately $7.7 million per year. Any unused limitation is available in subsequent years until expiration. The federal tax net operating loss available in 1997 is approximately $38.7 million.

    If the Bank undergoes an "ownership change" in a future year as a result of transactions unrelated to the Offering, the Bank would be severely limited in its ability to offset its federal taxable income and federal tax liability with its net operating losses from the period priors to the ownership change. As of June 1 ,1995, the Bank had experienced a significant owner shift due to the 1995 recapitalization. Thus, an additional ownership change by a 5% stockholder prior to June 1, 1998 could impact the Company's ability in the future to utilize its net operating losses.

    STATE TAXATION. The California franchise tax rate applicable to the Bank equals the franchise tax rate applicable to corporations generally plus an "in lieu" rate approximately equal to personal property taxes and business license taxes paid by such corporation (but generally not paid by banks or financial corporations such as the Bank); however, the total rate cannot exceed 10.84%. Under California regulations, bad debt deductions are available in computing California franchise taxes using a three or six year weighted average loss experience method. The Bank had state tax net operating loss carryforwards of approximately $8.7 million at December 31, 1996.

                    DESCRIPTION OF THE BANK PREFERRED SHARES

    The following summary sets forth the material terms and provisions of the Bank Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Federal Stock Charter of the Bank (the "Charter") and the First Supplementary Section to Section 5 of the Charter setting forth the powers, designations, preferences and rights of the Bank Preferred Shares.

GENERAL

    The Bank Preferred Shares form a series of the preferred stock of the Bank, which preferred stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Bank's Board of Directors or, if then constituted, a duly authorized committee thereof. The Board of Directors has authorized the Bank to issue the Bank Preferred Shares.

    When issued, the Bank Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Bank Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Bank or any other securities of the Bank convertible into or carrying rights or options to purchase any such shares. The Bank Preferred Shares will not be convertible into shares of Common Stock or any other class or series of capital stock of the Bank and will not be subject to any sinking fund or other obligation of the Bank for their repurchase or retirement.

    The registrar for the Bank Preferred Shares will send notices to stockholders of any meetings at which holders of such shares have the right to elect directors of the Company.

RANKING

    The Bank Preferred Shares will rank prior to the Common Stock and to all other classes and series of equity securities of the Bank now or hereafter issued, other than any class or series of equity securities of the Bank expressly designated as being on a parity with or senior to the Bank Preferred Shares as to dividend rights and rights upon liquidation, winding up or dissolution. The Bank has the power to create and issue additional preferred stock or other classes of stock ranking on a parity with the Bank Preferred Shares, or that constitute junior stock, without any approval or consent of the holders of Bank Preferred Shares. The rights of holders of the Bank Preferred Shares will be subordinate to the rights of the Bank's general creditors, including its depositors.

DIVIDENDS

    Holders of Bank Preferred Shares shall be entitled to receive, if, when and as authorized and declared by the Board of Directors of the Bank out of funds of the Bank legally available therefor, noncumulative cash dividends at the rate of 9.75% per annum of the initial liquidation preference (equivalent to $2.4375 per share per annum). Dividends on the Bank Preferred Shares will be payable, if declared, quarterly in arrears on June 30, June 30, September 30 and December 31 (or, if such day is not a business day, on the next business day) of each year. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock register of the Bank on such record dates, not more than 45 calendar days nor less than 10 calendar days preceding the payment date thereof, as shall be fixed by the Board of Directors of the Bank provided, however, that if a redemption date for the Bank Preferred Shares occurs after a dividend is declared but before it is paid, such dividend shall be paid as part of the redemption price to the person to whom the redemption price is paid. Upon the exchange of Series A Preferred Shares for Bank Preferred Shares, any accrued and unpaid dividends of the Series A Preferred Shares at the time of the conversion will be deemed to be accrued and unpaid dividends on the Bank Preferred Shares.

    The right of holders of Bank Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors does not declare a dividend payable in respect of any dividend period, holders of the Bank Preferred Shares will have no right to receive a dividend in respect of such dividend period, and the Bank will have no obligation to pay a dividend for such dividend period, whether or not dividends are declared and paid for any future period.

    If any Bank Preferred Shares are outstanding, no full dividends shall be declared or paid or set apart for payment on any series of capital stock of the Bank ranking, as to dividends, junior to the Bank Preferred Shares for any dividend period unless full dividends have been or contemporaneously are declared and paid or a sum sufficient for the payment thereof is set apart for such payments on the Bank Preferred Shares for the then-current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) for any dividend period upon the Bank Preferred Shares and the shares of any parity stock, all dividends declared on the Bank Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Bank Preferred Shares shall only be declared PRO RATA based upon the respective amounts that would have been paid on the Bank Preferred Shares and any shares of parity stock had dividends been paid in full.

    In addition to the foregoing restriction, the Bank shall not declare, pay or set apart funds for any dividends or other distributions (other than in Common Stock or other junior stock) with respect to any Common Stock or other junior stock or repurchase, redeem or otherwise acquire, or set apart funds for repurchase, redemption or other acquisition of, any Common Stock or other junior stock through a sinking fund or otherwise, unless and until (i) full dividends on the Bank Preferred Shares for the four (4) most recent preceding dividend periods (or such lesser number of dividend periods during which shares of Bank Preferred Shares have been outstanding) are declared and paid or a sum sufficient for payment has been paid over to the dividend disbursing agent for payment of such dividends and (ii) the Bank has declared a cash dividend on the Bank Preferred Shares at the annual dividend rate for the then-current dividend period, and sufficient funds have been paid over to the dividend disbursing agent for the payment of such cash dividend for such then-current dividend period.

    No dividend shall be paid or set aside for holders of the Bank Preferred Shares for any dividend period unless full dividends have been paid or set aside for the holders of each class or series of equity securities, if any, ranking senior to the Bank Preferred Shares as to dividends for such dividend period.

REDEMPTION

    Except in the case of a Change of Control, the Bank Preferred Shares will not be redeemable prior to October 15, 2002. On or after such date, the Bank Preferred Shares will be redeemable in cash by the Bank or its successor or any acquiring or resulting entity with respect to the Bank (including by any parent or subsidiary of the Bank, any such successor, or any such acquiring or resulting entity), as applicable, at its option, in whole or in part, at any time or from time to time at the redemption price of $25.00 per share, plus authorized, declared and unpaid dividends to the date of redemption without interest.

    If less than all of the outstanding shares of Bank Preferred Shares are to be redeemed, the Bank will select those shares to be redeemed pro rata, by lot or by such other methods as the Board of Directors in its sole discretion determines to be equitable, provided that such method satisfies any applicable requirements of any securities exchange on which the Bank Preferred Shares is then listed.

    Upon a Change of Control, the Bank Preferred Shares are redeemable on or prior to October 15, 2002, at the option of the Bank or its successor or any acquiring or resulting entity with respect to the Bank (including by any parent or subsidiary of the Bank or any such successor or any such acquiring or resulting entity), as applicable, in whole, but not in part, at a price per share equal to (i) $25.00, plus (ii) an amount equal to the declared and unpaid dividends, if any, to the date fixed for redemption, without interest, and, without duplication, an additional amount equal to the amount of dividends that would be payable on the Bank Preferred Shares in respect of the period from the first day of the dividend period in which the date fixed for redemption occurs to the date fixed for redemption (assuming all such dividends were to be declared), plus (iii) the Applicable Premium. Any redemption of Bank Preferred Shares is subject to the prior approval of the OTS.

    "Applicable Premium" means an amount equal to (A) the present value of (l) the dividends that would be payable on the Series A Preferred Shares in respect of the period from the date fixed for redemption through October 15, 2002 (assuming all such dividends were to be authorized and declared) plus (2) $25.00 (assuming such $25.00 is paid on October 15, 2002), computed using a discount rate equal to the Treasury Rate plus 75 basis points, divided by (B) $25.00.

    "Change of Control" means the occurrence of any of the following events:

        (i) any Person (as defined herein) other than a Permitted Holder (as defined herein) shall be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the voting stock of the Bank or SOCAL, whether as a result of issuance of securities of the Bank, any merger, consolidation, liquidation or dissolution of the Bank or SOCAL, any direct or indirect transfer of securities by a Permitted Holder, or otherwise; or

        (ii) a sale, transfer, conveyance or other disposition, in a single transaction or in a series of related transactions (other than to an affiliate of the Bank or any of its subsidiaries), in either case occurring outside the ordinary course of business, of more than 75% of the assets and 75% of the deposit liabilities of the Bank shown on the consolidated balance sheet of the Bank as of the end of the most recent fiscal quarter ending at least 45 days prior to such transaction (or the first in such related series of transactions).

    "Permitted Holder" means the Bishop Estate, BIL Securities or Arbur, or any Person controlled, directly or indirectly, by the Bishop Estate, BIL Securities or Arbur.

    "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (510) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period of time to October 15, 2002; provided, however, that if such period is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that, if such remaining life is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    Notice of any optional redemption will be mailed at least 30 days, but not more than 60 days, prior to any redemption date to each holder of shares of Bank Preferred Shares to be redeemed at its registered address.

    If all funds necessary for such redemption are set aside or delivered to the redemption agent with irrevocable instructions to effect the redemption, then all shares so called for redemption will be deemed to be no longer outstanding and all rights with respect to such shares will terminate, except for the right to receive the funds so deposited, without interest.

    The Bank's ability to redeem shares of Bank Preferred Shares is subject to compliance with applicable regulatory requirements, including those of the OTS, relating to the redemption of capital instruments.

VOTING RIGHTS

    Except as expressly required by applicable law, or except as indicated below, the holders of the Bank Preferred Shares will not be entitled to vote. In the event the holders of Bank Preferred Shares are entitled to vote, each share of Bank Preferred Shares will be entitled to one vote.

    If full dividends on the Bank Preferred Shares have not been paid for six
(6) dividend periods, the maximum authorized number of directors of the Bank shall thereupon be increased by two (2). Subject to compliance with any requirement for regulatory approval of (or non-objection to) persons serving as directors, the holders of the Bank Preferred Shares, voting together as a class with the holders of any parity stock upon which the same voting rights as those of the Bank Preferred Shares have been conferred and are irrevocable, will have the exclusive right to elect the two additional directors at the Bank's next annual meeting of stockholders and at each subsequent annual meeting until full dividends have been paid or declared and a sum sufficient for payment thereof is set apart for payment on the Bank Preferred Shares for four (4) consecutive dividend periods. The term of such directors elected thereby shall terminate, and the total number of directors shall be decreased by two (2), upon the first annual meeting of stockholders after the payment or the declaration and setting aside for payment of full dividends on the Bank Preferred Shares for four (4) consecutive dividend periods. Any such director may be removed by, and shall not be removed except by, the vote of the holders of record of the outstanding Bank Preferred Shares and parity stock entitled to vote, voting together as a single class without regard to series, at a meeting of the Bank's stockholders, or of the holders of Bank Preferred Shares and parity stock so entitled to vote thereon, called for that purpose. As long as dividends on the Bank Preferred Shares shall not have been paid for six (6) dividend periods, (i) any vacancy in the office of any such director may be filled (except as provided in the following clause (ii)) by an instrument in writing signed by any such remaining director and filed with the Bank, and (ii) in the case of the removal of any such director, the vacancy may be filled by the vote of the holders of the outstanding Bank Preferred Shares and parity stock entitled to vote, voting together as a single class without regard to series, at the same meeting at which such removal shall be voted.

    So long as any Bank Preferred Share is outstanding, the Bank shall not, without the consent or vote of the holders of at least two-thirds of the outstanding Bank Preferred Shares, voting separately as a class, (a) amend, alter or repeal or otherwise change any provision of the Charter (including the Supplementary Section establishing the Bank Preferred Shares) if such amendment, alteration, repeal or change would materially and adversely affect the rights, preferences, powers or privileges of the Bank Preferred Shares, or (b) authorize, create or increase the authorized amount of or issue any class or series of any equity securities of the Bank, or any warrants, options or other rights convertible or exchangeable into any class or series of any equity securities of the Bank, ranking prior to the Bank Preferred Shares, either as to dividend rights or rights on liquidation, dissolution or winding up of the Bank or (c) merge, consolidate, reorganize or effect any other business combination involving the Bank, unless the resulting corporation will thereafter have no class or series of equity securities either authorized or outstanding ranking prior to the Bank Preferred Shares as to dividends or as to the distribution of assets upon liquidation, dissolution or winding up, except the same number of shares of such equity securities with the same rights, preferences, powers and privileges as the shares of equity securities of the Bank that are authorized and outstanding immediately prior to such transaction, and each holder of Bank Preferred Shares immediately prior to such transaction shall receive shares with the same rights, preferences, powers and privileges of the resulting corporation as the Bank Preferred Shares held by such holder immediately prior thereto.

    The creation or issuance of parity stock or junior stock in respect of the payment of dividends, or the distribution of assets upon liquidation, dissolution or winding up of the Bank, or an amendment that increases the number of authorized shares of Preferred Stock, or Bank Preferred Shares or any junior stock or parity stock, shall not be deemed to be a material and adverse change requiring a vote of the holders of the Bank Preferred Shares.

RIGHTS UPON LIQUIDATION

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Bank, the holders of the Bank Preferred Shares at the time outstanding will be entitled to receive out of assets of the Bank legally available for distribution to its stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Bank Preferred Shares upon liquidation, subject to the rights of holders of any class or series of equity securities having preference with respect to distributions upon liquidation and the Bank's general creditors, including its depositors, liquidating distributions in the amount of $25.00 per share, plus declared and unpaid dividends thereon, if any, to the date of liquidation.

    After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Bank Preferred Shares will have no right or claim to any of the remaining assets of the Bank. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Bank are insufficient to pay the amount of the liquidation distributions on all outstanding Bank Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Bank ranking on a parity with the Bank Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Bank, then the holders of the Bank Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    For such purposes, the consolidation or merger or other business combination of the Bank with or into any other Person, or the sale of all or substantially all of the assets of the Bank, shall not be deemed to constitute liquidation, dissolution or winding up of the Bank.

                              CERTAIN DEFINITIONS

    "Applicable Premium" shall have the meaning set forth under "Description of the Bank Preferred Shares--Redemption.

    "Bank" means People's Bank of California and any other obligor upon the Bank Preferred Shares.

    "Change of Control" shall have the meaning set forth under "Description of the Bank Preferred Shares--Redemption."

    "FDIC" means the Federal Deposit Insurance Corporation or any successor thereto.

    "FHLB" means any of the regional Federal Home Loan Banks.

    "GAAP" means generally accepted accounting principles, consistently applied.

    "OTS" means the Office of Thrift Supervision or any successor thereto.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.

    "Regulatory Capital Requirements" means the minimum amount of capital required to meet each of the industry-wide regulatory capital requirements applicable to the Bank pursuant to 12 U.S.C. Section 1464(t) and 12 C.F.R.
Section 567 (and any amendment to either thereof) or any successor law or regulation, or such higher amount of capital as the Bank, individually, is required to maintain in order to meet any individual minimum capital standard applicable to the Bank pursuant to 12 U.S.C. Section 1464(s) and 12 C.F.R.
Section 567.3 (and any amendment to either such Section) or any successor law or regulation.

                                    EXCHANGE

    The Bank Preferred Shares are to be issued, if ever, in connection with an exchange of the Series A Preferred Shares issued by the Company. The Series A Preferred Shares are subject to an automatic exchange, in whole and not in part, on a share-for-share basis, into Bank Preferred Shares if the appropriate federal regulatory agency directs in writing that an exchange occur because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations,
(ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion, anticipates the Bank becoming "undercapitalized" in the near term. The Bank has registered with the OTS a total of 1,426,000 shares of the Bank Preferred Shares to cover the exchange, if necessary, of the 1,240,000 Series A Preferred Shares offered by the Company and the 186,000 share over-allotment option granted to the Underwriters of the Series A Preferred Shares.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Bank Preferred Shares will be passed upon for the Bank by Elias, Matz, Tiernan & Herrick L.L.P.

                                    EXPERTS

    The Consolidated Financial Statements of the Bank as of December 31, 1996 and 1995, and for each of the years in the two-year period ended December 31, 1996, have been included herein and in the Offering Circular in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The Consolidated Statement of Operations, Changes in Shareholders' Equity and Cash Flows for the year ended December 31, 1994, included in this Offering Circular, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report appearing herein and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
Consolidated Financial Statements:
  Independent Auditors' Report............................................................................        F-2
  Report of Independent Public Accountants................................................................        F-3
  Consolidated Statements of Financial Condition at December 31, 1996 and 1995 and June 30, 1997
    (unaudited)...........................................................................................        F-4
  Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994 and the six
    month periods ended June 30, 1997 and 1996 (unaudited)................................................        F-5
  Consolidated Statements of Changes in Stockholder's Equity for the years ended December 31, 1996, 1995
    and 1994 and the six month periods ended June 30, 1997 (unaudited)....................................        F-6
  Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994 and the six
    month periods ended June 30, 1997 and 1996 (unaudited)................................................        F-7
  Notes to Consolidated Financial Statements..............................................................       F-10

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
People's Bank of California:

    We have audited the accompanying consolidated statements of financial condition of People's Bank of California (formerly Southern California Federal Savings and Loan Association) (a Federal chartered stock association) and subsidiaries (the Bank) as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of People's Bank of California and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Los Angeles, California
February 21, 1997, except as to note 20 to the consolidated financial statements, which is as of July 1, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Southern California Federal Savings and Loan Association:

    We have audited the consolidated statements of operations, changes in shareholders' equity and cash flows of Southern California Federal Savings and Loan Association (a Federal chartered stock association) and subsidiaries (the Association) for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on the financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Southern California Federal Savings and Loan Association and subsidiaries for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

    As more fully discussed in Note 1 to the financial statements included in the 1994 Annual Report (not included herein), the Association did not meet the minimum regulatory capital requirements as of December 31, 1994 as set forth by the Office of Thrift Supervision (OTS) and was operating under a Prompt Corrective Action Directive and an Accelerated Resolution Plan Agreement (the Agreements). On May 31, 1995, the OTS and the Federal Deposit Insurance Corporation (FDIC) approved the recapitalization of the Association in accordance with the Plan of Reorganization. The OTS stated that upon consummation of the recapitalization and receipt of written submission by the Association showing that it was adequately capitalized, the Agreements would be rescinded. On June 1, 1995, the Association received additional paid in capital of approximately $60.4 million. Management submitted a filing as of May 31, 1995 which indicated that the Association was adequately capitalized. In connection with the recapitalization, the Board of Directors and management have implemented a new strategic plan to return the Association to profitability and remain in regulatory capital compliance. The achievement of management's objectives and the ability of the Association to remain in capital compliance is dependent upon future economic conditions and events which cannot be assured. Failure of the Association to maintain minimum capital requirements could subject the Association to regulatory actions. The financial statement impact, if any, of any regulatory actions that could result from the failure of the Association to comply with minimum capital requirements is uncertain. Accordingly, no adjustment that may result from the ultimate resolution of this uncertainty has been made in the accompanying financial statements.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
June 9, 1996

                          PEOPLE'S BANK OF CALIFORNIA

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                         DECEMBER 31, 1996 AND 1995 AND

                           JUNE 30, 1997 (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               DECEMBER 31,
                                                                              JUNE 30,    ----------------------
                                                                                1997         1996        1995
                                                                            ------------  ----------  ----------
                                                                            (UNAUDITED)
                                  ASSETS

Cash and cash equivalents.................................................  $     13,388      14,673       7,249
Federal funds sold........................................................         3,335       7,200      11,800
Securities purchased under agreements to resell (note 2)..................            --          --      35,000
Securities available-for-sale, at estimated market values (notes 3, 12 and
  16).....................................................................       617,038     502,301     241,645
Mortgage-backed securities held-to-maturity, estimated market values of
  $10,324 at June 30, 1997 (unaudited) and $10,899 at December 31, 1996
  (notes 5 and 12)........................................................        10,375      10,971          --
Loans receivable, net (notes 6, 7 and 12).................................     1,102,381   1,141,707   1,228,152
Real estate held for investment and sale, net (note 8)....................        24,737      22,561      16,288
Premises and equipment, net (note 9)......................................         5,959       6,262       7,788
Federal Home Loan Bank stock, at cost (note 12)...........................        14,686      15,380      14,527
Accrued interest receivable...............................................        11,829      11,611       9,438
Other assets..............................................................        16,605      15,205       7,864
                                                                            ------------  ----------  ----------
      Total assets........................................................  $  1,820,333   1,747,871   1,579,751
                                                                            ------------  ----------  ----------
                                                                            ------------  ----------  ----------

                   LIABILITIES AND STOCKHOLDER'S EQUITY
Deposits (note 10)........................................................  $  1,314,036   1,371,243   1,473,318
Securities sold under agreements to repurchase (note 11)..................       331,358     192,433          --
Advances from the Federal Home Loan Bank (note 12)........................        80,000      80,000      31,746
Accrued expenses and other liabilities....................................        10,021      27,585       7,238
                                                                            ------------  ----------  ----------
      Total liabilities...................................................     1,735,415   1,671,261   1,512,302
                                                                            ------------  ----------  ----------
Commitments and contingencies (notes 9 and 16)

Stockholder's equity (notes 1 and 19):
  Preferred stock, $.01 par value. Authorized 1,000,000 shares; none
    issued or outstanding.................................................            --          --          --
  Common stock, par value $.01 per share.Authorized 1,000,000 shares;
    issued and outstanding 100,000 shares.................................             1           1           1
  Additional paid-in capital..............................................       142,538     142,538     142,538
  Unrealized losses on securities available-for-sale......................        (4,402)     (6,084)     (1,647)
  Minimum pension liability, net of tax...................................          (293)         --          --
  Accumulated deficit.....................................................       (52,926)    (59,845)    (73,443)
                                                                            ------------  ----------  ----------
      Total stockholder's equity..........................................        84,918      76,610      67,449
                                                                            ------------  ----------  ----------
      Total liabilities and stockholder's equity..........................  $  1,820,333   1,747,871   1,579,751
                                                                            ------------  ----------  ----------
                                                                            ------------  ----------  ----------

          See accompanying notes to consolidated financial statements.

                          PEOPLE'S BANK OF CALIFORNIA

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND THE

           SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                                    JUNE 30,                 DECEMBER 31,
                                                              --------------------  -------------------------------
                                                                1997       1996       1996       1995       1994
                                                              ---------  ---------  ---------  ---------  ---------

                                                                  (UNAUDITED)
Interest, fees and dividend income:
  Short term investments....................................  $     524        510      1,195      2,498      2,327
  Securities purchased under agreements to resell...........      1,551      1,584      3,257      3,157      1,196
  Investment securities.....................................      1,335      1,110      2,374        180         --
  Mortgage-backed securities................................     16,197     11,552     26,136     21,836     22,621
  Loans receivable..........................................     41,353     45,784     89,020     94,473     89,293
  Federal Home Loan Bank stock..............................        458        386        914        782        824
                                                              ---------  ---------  ---------  ---------  ---------
    Total interest, fees and dividend
      income................................................     61,418     60,926    122,896    122,926    116,261
                                                              ---------  ---------  ---------  ---------  ---------
Interest expense:
  Deposits (note 10)........................................     33,957     38,887     75,136     74,866     58,005
  Advances from the Federal Home Loan Bank..................      2,378        942      3,207     11,376     15,511
  Securities sold under agreements to repurchase............      8,093      4,156     10,901      7,067      6,112
  Hedging costs, net (note 14)..............................        150        219        387      1,685      8,610
                                                              ---------  ---------  ---------  ---------  ---------
    Total interest expense..................................     44,578     44,204     89,631     94,994     88,238
                                                              ---------  ---------  ---------  ---------  ---------
    Net interest income.....................................     16,840     16,722     33,265     27,932     28,023
Provision for losses (note 7)...............................        655      2,213      2,884      8,823     24,443
                                                              ---------  ---------  ---------  ---------  ---------
    Net interest income after provision for
      losses................................................     16,185     14,509     30,381     19,109      3,580
                                                              ---------  ---------  ---------  ---------  ---------
Other income:
  Loan service and loan related fees........................        402        719      1,378      1,582      1,968
  Gain on mortgage-backed securities sales, net.............        122      3,600      3,638        641        485
  Gain (loss) on loan and loan servicing sales, net
    (note 4)................................................      3,413        (53)       (53)      (166)     2,712
  Income (loss) from real estate operations, net
    (note 8)................................................        112       (197)     1,946     (2,067)    (5,398)
  Other income..............................................        795        538      1,215        513        360
                                                              ---------  ---------  ---------  ---------  ---------
    Total other income......................................      4,844      4,607      8,124        503        127
                                                              ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Personnel and benefits....................................  $   5,546      5,259     10,763     12,108     19,059
  Occupancy.................................................      3,387      3,080      6,389      7,022      8,807
  FDIC insurance............................................      2,499      2,266      4,415      4,290      4,121
  Professional services.....................................        292         85        771      2,050      2,007
  Office related expenses...................................      1,912      1,802      3,992      3,958      4,441
  Other.....................................................        474        679      1,593      1,478      2,443
                                                              ---------  ---------  ---------  ---------  ---------
    Total operating expenses................................     14,110     13,171     27,923     30,906     40,878
                                                              ---------  ---------  ---------  ---------  ---------
    Earnings (loss) before income tax provision
      (benefit).............................................      6,919      5,945     10,582    (11,294)   (37,171)
Income tax provision (benefit) (note 13)....................         --          5     (3,016)    (2,646)    11,356
                                                              ---------  ---------  ---------  ---------  ---------
    Net earnings (loss).....................................  $   6,919      5,940     13,598     (8,648)   (48,527)
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                          PEOPLE'S BANK OF CALIFORNIA
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                 AND SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                          UNREALIZED
                                                                                             GAINS
                                      SERIES B                                             (LOSSES)
                                       SENIOR      SERIES A                 ADDITIONAL   ON SECURITIES    MINIMUM
                                      PREFERRED    PREFERRED     COMMON       PAID-IN     AVAILABLE-      PENSION     ACCUMULATED
                                        STOCK        STOCK        STOCK       CAPITAL      FOR-SALE      LIABILITY      DEFICIT
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------

Balance, December 31, 1993.........   $       4            1            1       82,169         1,833            --       (16,268)

  Net loss.........................          --           --           --           --            --            --       (48,527)

Change in unrealized gains (losses)
  on securities
  available-for-sale...............          --           --           --           --        (1,865)           --            --
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------

Balance, December 31, 1994.........           4            1            1       82,169           (32)           --       (64,795)

  Net loss.........................          --           --           --           --            --            --        (8,648)

Redemption of preferred stock and
  capital contributions............          (4)          (1)          --       60,369            --            --            --

Change in unrealized gains (losses)
  on securities
  available-for-sale...............          --           --           --                     (1,615)           --            --
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------

Balance, December 31, 1995.........          --           --            1      142,538        (1,647)           --       (73,443)

Net earnings.......................          --           --           --           --            --            --        13,598

Change in unrealized gains (losses)
  on securities
  available-for-sale...............          --           --           --           --        (4,437)           --            --
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------

Balance, December 31, 1996.........          --           --            1      142,538        (6,084)           --       (59,845)

Net earnings (Unaudited)...........          --           --           --           --            --            --         6,919

Change in unrealized gains (losses)
  on securities available-for-sale
  (Unaudited)......................          --           --           --           --         1,682            --            --

Minimum pension liability, net of
  tax (Unaudited)..................          --           --           --           --            --          (293)           --
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------

Balance, June 30, 1997
  (Unaudited)......................   $      --           --            1      142,538        (4,402)         (293)      (52,926)
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------
                                     -----------  -----------  -----------  -----------  -------------  -----------  -------------


                                       TOTAL
                                     ---------
Balance, December 31, 1993.........     67,740
  Net loss.........................    (48,527)
Change in unrealized gains (losses)
  on securities
  available-for-sale...............     (1,865)
                                     ---------
Balance, December 31, 1994.........     17,348
  Net loss.........................     (8,648)
Redemption of preferred stock and
  capital contributions............     60,364
Change in unrealized gains (losses)
  on securities
  available-for-sale...............     (1,615)
                                     ---------
Balance, December 31, 1995.........     67,449
Net earnings.......................     13,598
Change in unrealized gains (losses)
  on securities
  available-for-sale...............     (4,437)
                                     ---------
Balance, December 31, 1996.........     76,610
Net earnings (Unaudited)...........      6,919
Change in unrealized gains (losses)
  on securities available-for-sale
  (Unaudited)......................      1,682
Minimum pension liability, net of
  tax (Unaudited)..................       (293)
                                     ---------
Balance, June 30, 1997
  (Unaudited)......................     84,918
                                     ---------
                                     ---------

          See accompanying notes to consolidated financial statements.

                          PEOPLE'S BANK OF CALIFORNIA

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

       AND THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                         JUNE 30,                       DECEMBER 31,
                                                  -----------------------  --------------------------------------
                                                     1997         1996        1996         1995          1994
                                                  -----------  ----------  ----------  -------------  -----------

                                                        (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)...........................  $     6,919       5,940      13,598         (8,648)     (48,527)
  Adjustments to reconcile net earnings (loss)
    to net cash provided by (used in) operating
    activities:
    Depreciation and amortization...............          617       1,011       1,837          1,770        1,772
    Provisions for loan and real estate
      losses....................................          900       2,400       3,650         10,834       29,192
    Decrease (increase) in valuation allowance
      on net deferred tax asset.................           --          --      10,807         (5,230)     (24,394)
    (Amortization) write-down for discontinued
      lease operations..........................          (57)        (62)       (150)          (309)       1,229
    (Decrease) increase in net deferred tax
      asset.....................................          280          --      (7,770)         7,880       13,071
    Amortization and accretion of premiums,
      discounts and deferred fees...............          655         105         515            158        1,354
    Amortization of purchase accounting
      intangible assets, premiums and discounts,
      net.......................................          110         124        (185)          (234)        (214)
    Gain on sale of investment and
      mortgage-backed securities................         (122)     (3,600)     (3,638)          (641)        (470)
    Loss (gain) on sale of loans and loan
      servicing.................................       (3,413)         53          53            166       (2,712)
    Gain on real estate sales...................       (1,022)       (135)     (2,710)          (391)        (196)
    Federal Home Loan Bank stock dividend.......         (477)       (390)       (853)          (803)      (1,305)
    (Increase) decrease in accrued interest
      receivable................................         (218)     (1,123)     (2,173)          (176)         815
    Increase (decrease) in accrued interest
      payable...................................       (2,568)      1,515       5,543           (771)      (4,025)
    Decrease (increase) in other assets.........       (1,204)     (3,321)    (10,317)        (1,796)      24,355
    Increase (decrease) in accrued expenses.....      (15,354)       (520)     14,954           (409)        (162)
                                                  -----------  ----------  ----------  -------------  -----------
      Net cash provided by (used in) operating
        activities..............................      (14,954)      1,997      23,161          1,400      (10,217)
                                                  -----------  ----------  ----------  -------------  -----------

                                  (Continued)

          See accompanying notes to consolidated financial statements.

                          PEOPLE'S BANK OF CALIFORNIA

                             (DOLLARS IN THOUSANDS)

                                                              JUNE 30,                       DECEMBER 31,
                                                       -----------------------  --------------------------------------
                                                          1997         1996        1996         1995          1994
                                                       -----------  ----------  ----------  -------------  -----------

                                                             (UNAUDITED)
Cash flows from investing activities:
  Increase (decrease) in securities purchased under
    agreements to resell.............................  $        --      35,000      35,000        (35,000)          --
  Proceeds from sales of investment and
    mortgage-backed securities available-for-sale....       41,883      51,952     162,087        184,877       49,837
  Proceeds from sales of investment and
    mortgage-backed securities held-to-maturity......           --          --          --         38,713       32,253
  Proceeds from loan sales including hedging
    proceeds.........................................       85,213          --          --         27,541      394,565
  Investment and mortgage-backed security principal
    repayments and maturities........................       43,968      24,395      52,380         58,020      115,156
  Loan originations, net of repayments...............        5,411      21,704      41,610         50,391     (439,091)
  Purchases of investments and mortgage-backed
    securities available-for-sale....................     (199,409)   (286,185)   (476,748)      (212,155)     (19,641)
  Purchase of mortgage-backed securities
    held-to-maturity.................................           --          --     (10,971)            --      (99,395)
  Purchases of loans.................................      (68,801)         --          --             --      (11,937)
  Costs capitalized on real estate...................         (546)     (1,610)     (2,228)          (262)      (1,026)
  Proceeds from sale of real estate..................       19,602      13,669      40,217         20,299       36,637
  Additions to premises and equipment................         (406)       (633)     (1,081)          (886)      (1,671)
  Sales of premises and equipment....................           --         559         785          1,027           15
  Redemption of FHLB stock...........................        1,171          --          --          2,914        2,899
                                                       -----------  ----------  ----------  -------------  -----------
      Net cash (used in) provided by investing
        activities...................................      (71,914)   (141,149)   (158,949)       135,479       58,601
                                                       -----------  ----------  ----------  -------------  -----------

                                  (Continued)

          See accompanying notes to consolidated financial statements.

                          PEOPLE'S BANK OF CALIFORNIA

                             (DOLLARS IN THOUSANDS)

                                                                             JUNE 30,                  DECEMBER 31,
                                                                        -------------------  ---------------------------------
                                                                          1997       1996      1996       1995         1994
                                                                        ---------  --------  --------  -----------  ----------

                                                                            (UNAUDITED)
Cash flows from financing activities:
  Proceeds from capital infusion, net.................................  $      --        --        --       60,384          --
  Redemption of preferred stock.......................................         --        --        --          (20)         --
  Net increase (decrease) in deposits.................................    (57,207)  (42,332) (102,075)      89,100      (4,920)
  Net increase (decrease) in securities sold under agreements to
    repurchase........................................................    138,925   177,597   192,433           --     (46,985)
  Issuance of FHLB advances...........................................         --    33,900   113,900   12,188,746   2,451,000
  Repayment of FHLB advances..........................................         --   (33,900)  (65,646) (12,467,000) (2,455,000)
                                                                        ---------  --------  --------  -----------  ----------
      Net cash provided by (used in) financing activities.............     81,718   135,265   138,612     (128,790)    (55,905)
                                                                        ---------  --------  --------  -----------  ----------
      Net increase (decrease) in cash and cash equivalents............     (5,150)   (3,887)    2,824        8,089      (7,521)
Cash and cash equivalents at beginning of period......................     21,873    19,049    19,049       10,960      18,481
                                                                        ---------  --------  --------  -----------  ----------
Cash and cash equivalents at end of period............................  $  16,723    15,162    21,873       19,049      10,960
                                                                        ---------  --------  --------  -----------  ----------
                                                                        ---------  --------  --------  -----------  ----------
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest..........................................................  $  46,995    42,511    83,691       95,698      83,653
    Income taxes......................................................         --         5       246            4          39
                                                                        ---------  --------  --------  -----------  ----------
                                                                        ---------  --------  --------  -----------  ----------
Supplemental schedule of non cash investing and financing activities:
  Securitization of mortgage loans....................................  $      --        --        --           --      31,997
  Foreclosed real estate..............................................     20,455    28,007    42,518       20,431      21,278
  Loans originated in connection with sale of foreclosed real
    estate............................................................      5,078     2,494    12,608        6,412       7,360
                                                                        ---------  --------  --------  -----------  ----------
                                                                        ---------  --------  --------  -----------  ----------

          See accompanying notes to consolidated financial statements.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

    On May 22, 1995, a plan of reorganization of SoCal Holdings, Inc. (SCH), the parent company, was adopted by the shareholders of SCH, under which existing shareholders of SCH agreed to invest an aggregate of $58.5 million in new debt and equity securities of SCH. Under an existing commitment, one of the shareholders agreed to purchase from SCH for $1.9 million a Senior Note due 2002 which was also contributed to the capital of SCH. The shareholders also contributed the SCH Senior Notes due 2002 (including all accrued and unpaid interest thereon) acquired by them in 1992 to the capital of SCH.

    The gross proceeds from the sale of such debt and equity securities less $36,572 used by SCH to redeem all of the Series A and Series B Preferred Stock of SCH, or $60.4 million, was contributed by SCH to the capital of People's Bank of California (the "Bank") on June 1, 1995. Pursuant to a related Plan of Reorganization of the Bank adopted on May 16, 1995 by the shareholders of the Bank, the Bank redeemed all outstanding shares of the Bank Series A and Series B Preferred Stock for an aggregate of $19,688. The remaining net proceeds totaling $60.4 million were utilized to increase the Bank's capital level. Upon consummation of the recapitalization of SCH and the Bank, the Bank was "adequately capitalized."

    On May 31, 1995, the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC) had approved the recapitalization of SCH and the Bank in accordance with the plans of reorganizations of SCH and the Bank. Upon written submission to the OTS that the Bank became adequately capitalized upon consummation of the recapitalization, effective June 1, 1995, certain regulatory sanctions against the Bank were removed and the Bank was deemed not subject to 12 C.F.R. Section 565.5 relating to the filing of and compliance with capital restoration plans.

    The following is a description of significant accounting and reporting policies which the Bank follows in preparing and presenting its consolidated financial statements.

BASIS OF ACCOUNTING

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles which conform to general practice within the savings and loan industry. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates. The consolidated financial statements as of and for the six-month periods ended June 30, 1997 and 1996 are unaudited, but in the opinion of management, reflect all necessary adjustments, consisting only of normal recurring items necessary for fair representation.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Bank and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

FEES ON LOANS AND MORTGAGE-BACKED AND INVESTMENT SECURITIES

    The Bank defers origination and related fees on loans and certain direct loan origination costs. Deferred fees, net of any deferred costs, are recognized over the life of the related asset as an adjustment of the asset's yield using the interest method.

    Calculation of the yield is done on the aggregate method, and prepayments are anticipated where there are a large number of similar loans, or similar loans collateralizing a security, for which prepayments are probable and the timing and amount of prepayments can be reasonably estimated based on market consensus prepayment rates. Otherwise, a loan-by-loan or security-by-security rather than an aggregate approach is used. The yield on adjustable rate loans and securities is calculated based upon the fully adjusted rate in effect when the loan or security is originated or purchased, and is not adjusted for subsequent changes in rates. Initial estimates of prepayment rates are evaluated periodically against actual prepayment experience and current market consensus prepayment forecasts, and if significantly different from the original estimate, the yield is recalculated.

COMMITMENT FEES

    Commitment fees received in connection with the origination or purchase of loans are deferred and recognized over the life of the resulting loans as an adjustment of yield. If the commitment, or a portion thereof, expires unexercised, deferred commitment fees are recognized in income upon expiration of the commitment. There were no expired commitment fees recognized during the six months ended June 30, 1997 and June 30, 1996 (unaudited) and the years ended December 31, 1996, 1995 and 1994. Direct costs, if any, to originate a commitment are expensed as incurred.

    Commitment fees paid to an investor in connection with the sale of loans are expensed and reduce the net sales proceeds at the time of sale.

INVESTMENT SECURITIES AND LOANS

    Management determines the appropriate classification of its securities (mortgage-backed and investment securities) and loans at the time of purchase or origination.

    SECURITIES AVAILABLE-FOR-SALE--Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale. Assets included in this category are those assets that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. Securities available-for-sale are recorded at fair value. Both unrealized gains and losses on securities available-for-sale, net of taxes, are included as a separate component of stockholders' equity in the consolidated statements of financial condition until these gains or losses are realized. Gains or losses on sales of securities were based on the specific-valuation method. If a security has a decline in fair value that is other than temporary, then the security will be written down to its fair value by recording a loss in the consolidated statements of operations.

    SECURITIES HELD-TO-MATURITY--Securities that management has the intent and the Bank has the ability at the time of purchase or origination to hold until maturity are classified as securities held-to-maturity.
Securities in this category are carried at amortized cost adjusted for accretion of discounts and amortization of premiums using the interest method over the estimated life of the securities. If a security has a decline in fair value below its amortized cost that is other than temporary, then the security will be written down to its new cost basis by recording a loss in the consolidated statements of operations.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    LOANS HELD-FOR-SALE--Loans held-for-sale in connection with the Bank's secondary marketing activities are recorded at the lower of amortized cost or fair value. Unrealized losses are included in the consolidated statements of operations.

    FEDERAL HOME LOAN BANK (FHLB) STOCK--This asset is owned due to regulatory requirements and is carried at cost. This stock is pledged as collateral to secure FHLB advances.

IMPAIRED LOANS

    A loan is impaired when it is "probable" that a creditor will be unable to collect all amounts due (i.e., both principal and interest) according to the contractual terms of the loan agreement. The measurement of impairment may be based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment of the loan exceeds the measure of the impaired loan is recognized by recording a valuation allowance.

    Interest income on impaired loans is recognized on a cash basis if it is determined that collection of principal is probable. Loans that are 90 days or more past due, or when full collection of principal and interest is not probable, are placed on nonaccrual status and interest income that has been earned but not collected is reversed. Loans are returned to accrual status when the borrower has had a period of sustained repayment performance. Management considers all loans formally treated as troubled debt restructurings to be impaired loans in the year of restructuring. Impaired loans are valued based upon the fair value of underlying collateral, if collateral-dependent or alternatively, the present value of expected cash flows using the loan's original implicit loan interest rate.

ALLOWANCE FOR LOSSES

    Valuation allowances for losses on loans and real estate are provided on both a specific and general basis. Specific and general valuation allowances are increased by provisions charged to expense and decreased by charge-offs of loans and real estate, net of recoveries. Specific allowances are provided for impaired loans for which the expected loss is measurable. General valuation allowances are provided based on a formula which incorporates a number of factors, including economic trends, industry experience, estimated collateral values, past loss experience, the Bank's underwriting practices, and management's ongoing assessment of the credit risk inherent in the asset portfolio. The Bank periodically reviews the assumptions and formula by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowance in light of the current status of the factors described above.

    While management uses the best information available to make the periodic evaluations of specific and general valuation allowances, adjustments to both allowances may be necessary if actual future economic conditions differ substantially from the assumptions used in making such periodic evaluations. Regulatory examiners may require the Bank to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination.

REAL ESTATE HELD FOR INVESTMENT AND FOR SALE

    Real estate held for investment consists of investments in limited partnerships which were acquired for development and sale. Real estate held-for-sale consists of property acquired in settlement of loans. Real estate held for investment and for sale is carried at fair value, net of anticipated selling costs. Fair

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

value is determined based on recent appraisals or discounted cash flow calculations. Gains or losses on sales of real estate, net of selling and other costs, are recognized at the time of sale.

    Real estate acquired in settlement of loans is recorded at the date of acquisition at the lower of the related principal balance upon foreclosure, or at its fair value, less estimated disposition costs. The excess of the loan balance over fair value of the asset acquired, if any, is charged to the allowance for loan losses upon foreclosure. Subsequent to foreclosure, additional decreases in the carrying value of foreclosed properties are recognized through a provision charged to operations. An allowance for losses equal to the excess of the book value over the fair value of the property, less estimated selling costs is maintained. The allowance for losses is increased or decreased for subsequent changes in estimated fair market value. Costs of developing and improving such property to facilitate sale are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against operations as incurred.

GAINS ON THE SALE OF LOANS AND LOAN SERVICING

    The Bank services real estate loans for investors that are not included in the accompanying consolidated financial statements. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

    Loans or participating interests in loans are sold to others without recourse. The servicing rights of loans sold may be retained by the Bank, or may be sold with the loan or sold separately to a third party. Gains or losses from loan and loan servicing sales are recognized at the time of sale of the loans and/or the servicing rights.

    Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold. When servicing is retained, an additional gain or loss may be recognized based upon the relative fair values of the loan sold and the present value of expected amounts to be received or paid resulting from the difference between the contractual interest rates received from the borrowers and the rates paid to the buyers excluding a normal loan servicing fee, securitization fees and costs, and considering estimated prepayments on such loans. The present value of such future receipts creates an asset, the "excess servicing fee receivable."

    The excess servicing fees are amortized using the interest method. Periodically the excess servicing receivable is evaluated for realizability by coupon ranges based on current balances of the loans serviced, current market consensus prepayment rates, and the discount rate used in the original gain calculation. Amounts determined to be unrealizable are expensed.

DEPRECIATION AND AMORTIZATION

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from 3 to 25 years. Leasehold improvements are amortized using the straight-line method over the lives of the assets or term of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred.

TAXES ON INCOME

    The Bank uses the asset and liability method for measurement and recognition of income taxes. The balance sheet amounts of net deferred tax assets or liabilities are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their financial statement basis, plus

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

available tax operating loss carryforwards and tax credit carryforwards, reduced by a valuation allowance for that portion of tax assets not considered more likely than not to be realized. Deferred income tax (benefit) is recognized for the change in net deferred tax assets or liabilities, plus the valuation allowance change. Current income tax is the amount of total taxes currently payable.

DERIVATIVES AND HEDGING ACTIVITIES

    The Bank uses interest rate swap (swaps), interest rate cap (caps), interest rate floor (floors), and interest rate corridor (corridors) contracts in the management of its interest rate risk. The objective of these financial instruments is to more closely match the estimated repricing duration and/or repricing characteristics of specifically identified interest-sensitive assets and liabilities to reduce interest rate exposure. Such contracts are used to reduce interest rate risk and are not used for speculative purposes, and therefore are not marked-to-market. The net interest income or expense, net of amortization of premiums, discounts and fees, from these contracts is recognized currently on an accrual basis over their term in interest expense in "hedging costs, net" in the consolidated statements of operations.

    Premiums paid for and discounts associated with, and costs and fees of interest rate swap, cap, floor and corridor contracts are amortized or accreted into interest expense on a straight-line basis over the life of the contracts.

CASH AND CASH EQUIVALENTS

    For the purposes of the consolidated statements of cash flows, the Bank considers all highly liquid debt instruments (investments) purchased with a maturity of three months or less to be cash equivalents. This currently includes cash and amounts due from banks, Federal funds sold, and time certificates of deposit.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, which was effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS No. 125 did not have a material adverse effect on the Bank's financial statements.

    In February 1997, the FASB released SFAS No. 128 "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the numerator and denominator of the diluted EPS computation.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

    SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

    In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." Statement 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number of companies subject to portions of its requirements.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management is in the process of determining the impact, if any, this statement will have on the Bank.

RECLASSIFICATION

    Certain amounts in prior years' financial statements have been reclassified to conform to the current financial statement presentation.

(2) SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

    The Bank purchases securities under agreements to resell at a later date at a set price, generally collateralized by AA or higher rated mortgaged-backed securities. The average outstanding balance was approximately $55,916,000, $58,919,000 and $51,847,000 during the six months ended June 30, 1997 (unaudited), and the years ended December 31, 1996 and 1995, respectively. The maximum outstanding balance at any month-end was $25,000,000 and $40,000,000 during 1996 and 1995, respectively. There was no balance outstanding at any month-end during the six months ended June 30, 1997 (unaudited). The weighted average interest rate on such agreements was approximately 5.55%, 5.53%, 6.17% and 4.41% during the six months ended June 30, 1997 (unaudited), and the years ended December 31, 1996, 1995 and 1994, respectively. The securities pledged are held by a third-party institution.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(3) SECURITIES AVAILABLE-FOR-SALE

    The Bank holds certain securities available-for-sale. The amortized cost, unrealized gains and losses, and estimated fair value of securities available-for-sale at June 30, 1997 (unaudited), December 31, 1996 and 1995 were as follows (dollars in thousands):

                                                                   AMORTIZED   UNREALIZED   UNREALIZED    ESTIMATED
                                                                      COST        GAINS       LOSSES     FAIR VALUE
                                                                   ----------  -----------  -----------  -----------
June 30, 1997 (unaudited):
  Debt securities issued by government agency -- due after one
    year through five years......................................  $   50,022          62       (1,139)      48,945
  Mortgage-backed securities.....................................     571,418       1,765       (5,090)     568,093
                                                                   ----------  -----------  -----------  -----------
    Total securities available-for-sale..........................  $  621,440       1,827       (6,229)     617,038
                                                                   ----------  -----------  -----------  -----------
                                                                   ----------  -----------  -----------  -----------
December 31, 1996:
  Debt securities issued by government agency -- due after one
    year through five years......................................  $   40,023          --       (1,309)      38,714
  Mortgage-backed securities.....................................     468,362         170       (4,945)     463,587
                                                                   ----------  -----------  -----------  -----------
    Total securities available-for-sale..........................  $  508,385         170       (6,254)     502,301
                                                                   ----------  -----------  -----------  -----------
                                                                   ----------  -----------  -----------  -----------
December 31, 1995:
  Debt securities issued by government agency -- due after five
    year through ten years.......................................  $    9,985           9           --        9,994
  Mortgage-backed securities.....................................     233,298         320       (1,967)     231,651
                                                                   ----------  -----------  -----------  -----------
    Total securities available-for-sale..........................  $  243,283         329       (1,967)     241,645
                                                                   ----------  -----------  -----------  -----------
                                                                   ----------  -----------  -----------  -----------

    In November 1995, the Financial Accounting Standards Board issued guidance to the implementation of SFAS 115, which among other things, allowed for a one-time reclassification of securities from held-to-maturity to available-for-sale. In conformity with this guidance, the Bank reclassified mortgage-backed securities with a book value of approximately $322 million and a fair value of approximately $321 million to available-for-sale in December 1995. Additionally, at December 31, 1995, the Bank reclassified mortgage-backed securities with a book value of approximately $101 million from held-to-maturity to available-for-sale.

    Proceeds from sales of mortgage-backed securities available-for-sale, were approximately $41,883,000, $51,952,000, $162,087,000, $184,877,000 and
$49,837,000 for the six months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1996, 1995 and 1994, respectively, and resulted in gross realized gains of approximately $261,000, $3,657,000, $3,860,000, $551,000 and $898,000, respectively, and gross realized losses of approximately $139,000, $57,000, $222,000 and $18,000 for the six months ended June 30, 1997 and 1996 (unaudited) and in the years ended December 31, 1996 and 1995, respectively. There were no gross realized losses in the year ended December 31, 1994.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    At June 30, 1997 (unaudited), December 31, 1996 and 1995, the amortized cost and estimated fair value of mortgage-backed securities available-for-sale pledged to secure borrowings and swap agreements are as follows:

                                                             JUNE 30,
                                                               1997                      1996                      1995
                                                      -----------------------  ------------------------  ------------------------
                                                      AMORTIZED    ESTIMATED    AMORTIZED    ESTIMATED    AMORTIZED    ESTIMATED
                                                         COST     FAIR VALUE      COST      FAIR VALUE      COST      FAIR VALUE
                                                      ----------  -----------  -----------  -----------  -----------  -----------

                                                            (UNAUDITED)
Pledged against:
  Securities sold under agreements to repurchase....  $  355,705     353,801      209,328      206,264           --           --
  Advances from Federal Home Loan Bank..............      87,518      86,542       94,824       93,795       37,503       37,150
  Swap and corridor agreements......................       7,995       7,811        8,442        8,259        6,141        5,987
  Treasury tax and loan account.....................       4,822       4,682        5,056        4,874           --           --
  Loan servicing custodial deposit accounts.........          --          --        4,614        4,554        5,826        5,812
                                                      ----------  -----------  -----------  -----------  -----------  -----------
                                                      $  456,040     452,836      322,264      317,746       49,470       48,949
                                                      ----------  -----------  -----------  -----------  -----------  -----------
                                                      ----------  -----------  -----------  -----------  -----------  -----------

(4) LOANS HELD-FOR-SALE

    In connection with its secondary marketing activities, the Bank originates and holds for short time periods certain loans for sale rather than held for investment. There were no loans held-for-sale at June 30, 1997 (unaudited) and December 31, 1996 and 1995.

    There were no loans sold in 1996. Proceeds from sales of loans held-for-sale were approximately $85,213,000, $0, $27,541,000 and $394,565,000 in the six
months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1995 and 1994, respectively, excluding sales of loan servicing rights and resulted in gross realized gains of approximately $165,000, $0, $170,000 and $1,270,000 and gross realized losses of approximately $0, $53,000, $296,000 and $1,175,000 in the six months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1995 and 1994, respectively. Gains from sales of servicing rights, including flow through and bulk sales of servicing, were approximately $3,248,000 and $2,951,000 for the six months ended June 30, 1997 (unaudited) and in the year ended December 31, 1994, respectively. There were no sales of servicing during the years ended December 31, 1996 and 1995.

    In the six months ended June 30, 1997 and 1996 (unaudited) and the years ended December 31, 1996, 1995 and 1994, write-offs of excess servicing fees receivable totaled approximately $0, $18,000, $18,000, $40,000 and $45,000, respectively, and are included in (loss) gain on loan and loan servicing sales in the accompanying consolidated statements of operations.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(5) MORTGAGE-BACKED SECURITIES HELD-TO-MATURITY

    The amortized cost, unrealized gains and losses, and estimated fair value of mortgage-backed securities at June 30, 1997 (unaudited) and December 31, 1996 are as follows (dollars in thousands):

                                                                                UNREALIZED   UNREALIZED     ESTIMATED
                                                                AMORTIZED COST    GAINS        LOSSES      FAIR VALUE
                                                                --------------  ----------  -------------  -----------
June 30, 1997 (unaudited).....................................    $   10,375            --         (51)        10,324
                                                                     -------    ----------        -----    -----------
                                                                     -------    ----------        -----    -----------
December 31, 1996.............................................    $   10,971            --         (72)        10,899
                                                                     -------    ----------        -----    -----------
                                                                     -------    ----------        -----    -----------

    Substantially all mortgage-backed securities are collateralized by single-family residence secured loans.

    There were no sales of mortgage-backed securities in 1996 and for the six months ended June 30, 1997 (unaudited). Proceeds from sales of mortgage-backed securities totaled approximately $38,713,000 and $32,253,000 in each of the years ended December 31, 1995 and 1994, respectively. Such sales resulted in gross realized gains of approximately $405,000 and $46,000 and gross realized losses of $297,000 and $459,000 in each of the years ended December 31, 1995 and 1994, respectively.

(6) LOANS RECEIVABLE:

    A summary of loans receivable at June 30, 1997 (unaudited) and December 31, 1996 and 1995 is as follows (dollars in thousands):

                                                                              JUNE 30,
                                                                                1997         1996        1995
                                                                            ------------  ----------  ----------
                                                                            (UNAUDITED)
Real estate loans
  Single-family residential:
    Fixed rate............................................................  $    141,645     134,971     122,149
    Variable rate.........................................................       405,465     460,944     536,263
  Multifamily, primarily variable rate....................................       442,712     453,064     479,100
  Commercial and industrial, primary variable rate........................       117,906     110,931     120,109
  Land, primarily fixed rate..............................................         6,630       1,639       3,176
                                                                            ------------  ----------  ----------
      Real estate loans...................................................     1,114,358   1,161,549   1,260,797
Commercial loans..........................................................         7,792       3,523          --
Consumer loans............................................................         4,741         988          --
Secured by deposits.......................................................         2,145       2,132       1,976
                                                                            ------------  ----------  ----------
      All loans...........................................................     1,129,036   1,168,192   1,262,773
Less:
  Undistributed loan proceeds.............................................         2,309         473          28
  Unamortized net loan discounts and deferred origination fees............         1,545       2,732       3,021
  Deferred gain on servicing sold.........................................         4,118          --          --
  Allowance for losses....................................................        18,683      23,280      31,572
                                                                            ------------  ----------  ----------
                                                                            $  1,102,381   1,141,707   1,228,152
                                                                            ------------  ----------  ----------
                                                                            ------------  ----------  ----------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    Nonaccrual loans were $14,035,000, $18,238,000, $35,592,000 and $27,458,000 at June 30, 1997 (unaudited) and December 31, 1996, 1995 and 1994, respectively. If loans which were on nonaccrual at June 30, 1997 and June 30, 1996 (unaudited) and December 31, 1996, 1995 and 1994 had performed in accordance with their terms for the period or since origination, if shorter, interest income from these loans would have been $641,000, $703,000, $1,405,000, $3,154,000 and
$2,257,000, respectively. Interest collected on these loans for these periods was $175,000, $341,000, $846,000, $1,046,000 and $391,000, respectively.

    The Bank's variable rate loans are indexed primarily to the Federal Home Loan Bank Eleventh District Cost of Funds Index (COFI).

    Substantially all real estate collateralized loans are secured by first trust deeds. The Bank's loan portfolio is concentrated primarily in the state of California. The commercial real estate secured portfolio is diversified with no significant industry concentrations of credit risk. Single-family residence, multifamily, and commercial real estate secured loans are diversified geographically across the state and by size.

    At June 30, 1997 (unaudited) and December 31, 1996, the Bank had loan applications pending to originate loans of approximately $14,942,000 and $5,562,000. In addition, the Bank had an outstanding commitment to purchase $28,900,000 of variable rate single-family residential real estate loans and $2,446,000 of committed but unused consumer and commercial lines of credit at June 30, 1997. There were no other outstanding commitments to originate or purchase loans at December 31, 1996.

(7) ALLOWANCE FOR LOSSES AND PROVISION FOR LOSSES

    An analysis of the activity in the allowance for losses for loans and mortgage-backed securities for the six months ended June 30, 1997 (unaudited) and each of the years ended December 31, 1996, 1995 and 1994 is as follows (dollars in thousands):

                                                                                               MORTGAGE-
                                                                                                BACKED
                                                                                     LOANS    SECURITIES     TOTAL
                                                                                   ---------  -----------  ---------
Balance, December 31, 1993.......................................................  $  20,426          --      20,426
Provision for losses.............................................................     22,330       2,113      24,443
Charge-offs, net.................................................................    (12,955)     (2,113)    (15,068)
                                                                                   ---------  -----------  ---------
Balance, December 31, 1994.......................................................     29,801          --      29,801
Provision for losses.............................................................      8,823          --       8,823
Charge-offs, net.................................................................     (7,052)         --      (7,052)
                                                                                   ---------  -----------  ---------
Balance, December 31, 1995.......................................................     31,572          --      31,572
Provision for losses.............................................................      2,884          --       2,884
Charge-offs, net.................................................................    (11,176)         --     (11,176)
                                                                                   ---------  -----------  ---------
Balance, December 31, 1996.......................................................     23,280          --      23,280
Provision for losses (unaudited).................................................        655          --         655
Charge-offs, net (unaudited).....................................................     (5,252)         --      (5,252)
                                                                                   ---------  -----------  ---------
Balance, June 30, 1997 (unaudited)...............................................  $  18,683          --      18,683
                                                                                   ---------  -----------  ---------
                                                                                   ---------  -----------  ---------

    The Bank's gross impaired loans were $27,016,000, $31,149,000 and $44,915,000 as of June 30, 1997 (unaudited) and December 31, 1996 and 1995, respectively. The average impaired loans for the periods

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

then ended were $25,438,000, $36,897,000 and $32,386,000. Gross impaired loans with a valuation allowance totaled $21,082,000 and $23,779,000 and gross impaired loans without a valuation allowance totaled $5,934,000 and $7,370,000 at June 30, 1997 (unaudited) and December 31, 1996 respectively. Interest income recognized related to these loans was $1,752,000 and $270,000 for 1996 and 1995, respectively.

    The valuation allowance related to impaired loans was $3,545,000, $6,652,000 and $12,537,000 at June 30, 1997 (unaudited) and December 31, 1996 and 1995, respectively, and is included in the schedule of the allowance for loan losses described above.

    Troubled debt restructurings totaled $7,529,000, $11,430,000 and $14,729,000 as of June 30, 1997 (unaudited) and December 31, 1996 and 1995, respectively. The Bank has no commitments to lend additional funds to borrowers whose loans were classified as troubled debt restructurings at June 30, 1997 and December 31, 1996.

(8) REAL ESTATE HELD FOR INVESTMENT AND FOR SALE

    Real estate at June 30, 1997 (unaudited) and December 31, 1996 and 1995, consisted of the following (dollars in thousands):

                                                                                   JUNE 30,
                                                                                     1997        1996       1995
                                                                                  -----------  ---------  ---------
                                                                                  (UNAUDITED)
Acquired for sale or development................................................   $   8,054       8,641     11,899
  Less allowance for losses.....................................................      (6,146)     (6,516)    (6,526)
                                                                                  -----------  ---------  ---------
    Acquired for sale or development............................................       1,908       2,125      5,373
                                                                                  -----------  ---------  ---------
Acquired in settlement of loans
  Single-family residential.....................................................       4,046       3,309      6,415
  Multifamily...................................................................      11,330       8,341      1,274
  Commercial and industrial.....................................................       7,457       8,614      4,004
  Land..........................................................................         244         244        682
                                                                                  -----------  ---------  ---------
                                                                                      23,077      20,508     12,375
  Less allowance for losses.....................................................        (248)        (72)    (1,460)
                                                                                  -----------  ---------  ---------
    Acquired in settlement of loans.............................................      22,829      20,436     10,915
                                                                                  -----------  ---------  ---------
                                                                                   $  24,737      22,561     16,288
                                                                                  -----------  ---------  ---------
                                                                                  -----------  ---------  ---------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    A summary of the components of the income from real estate operations for the six months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1996, 1995 and 1994 is as follows (dollars in thousands):

                                                                     SIX MONTHS ENDED          YEAR ENDED DECEMBER 31,
                                                                 ------------------------  -------------------------------
                                                                  JUNE 1997    JUNE 1996     1996       1995       1994
                                                                 -----------  -----------  ---------  ---------  ---------

                                                                       (UNAUDITED)
Gross income from real estate operations.......................   $   1,521        2,105       4,761      2,536      3,559
Operating expenses.............................................       2,186        2,250       5,395      2,984      4,404
                                                                 -----------       -----   ---------  ---------  ---------
  Loss from operations.........................................        (665)        (145)       (634)      (448)      (845)
Gain on real estate sales......................................       1,022          135       3,346        392        196
                                                                 -----------       -----   ---------  ---------  ---------
  Gain (loss) from real estate operations......................         357          (10)      2,712        (56)      (649)
Provision for losses...........................................        (245)        (187)       (766)    (2,011)    (4,749)
                                                                 -----------       -----   ---------  ---------  ---------
  Total income (loss) from real estate operations..............   $     112         (197)      1,946     (2,067)    (5,398)
                                                                 -----------       -----   ---------  ---------  ---------
                                                                 -----------       -----   ---------  ---------  ---------

    An analysis of the activity in the allowance for losses for real estate acquired and direct real estate investments for the six months ended June 30, 1997 (unaudited) and for each of the years ended December 31, 1996, 1995 and 1994, respectively, is as follows (dollars in thousands):

                                                                                               DIRECT REAL
                                                                                  REAL ESTATE    ESTATE
                                                                                   ACQUIRED    INVESTMENTS    TOTAL
                                                                                  -----------  -----------  ---------
Balance, December 31, 1993......................................................   $   2,788       13,260      16,048
Provision for losses............................................................       4,435          314       4,749
Charge-offs, net................................................................      (2,997)        (314)     (3,311)
                                                                                  -----------  -----------  ---------
Balance, December 31, 1994......................................................       4,226       13,260      17,486
Provision for losses............................................................       1,387          624       2,011
Charge-offs, net................................................................      (4,153)      (7,358)    (11,511)
                                                                                  -----------  -----------  ---------
Balance, December 31, 1995......................................................       1,460        6,526       7,986
Provision for losses............................................................         396          370         766
Charge-offs, net................................................................      (1,784)        (380)     (2,164)
                                                                                  -----------  -----------  ---------
Balance, December 31, 1996......................................................          72        6,516       6,588
Provision for losses (unaudited)................................................         245           --         245
Charge-offs, net (unaudited)....................................................         (69)        (370)       (439)
                                                                                  -----------  -----------  ---------
Balance, June 30, 1997 (unaudited)..............................................   $     248        6,146       6,394
                                                                                  -----------  -----------  ---------
                                                                                  -----------  -----------  ---------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(9) PREMISES AND EQUIPMENT

    Premises and equipment at June 30, 1997 (unaudited), December 31, 1996 and 1995, consisted of the following (dollars in thousands):

                                                                            1996       1995
                                                              JUNE 30,    ---------  ---------
                                                                1997
                                                             -----------
                                                             (UNAUDITED)
Land.......................................................   $     521         521        521
Buildings..................................................         837         837        746
Furniture, fixtures and equipment..........................      11,755      11,405     11,594
Leasehold improvements.....................................       4,869       4,906      5,240
                                                             -----------  ---------  ---------
                                                                 17,982      17,669     18,101
Less accumulated depreciation and amortization.............     (12,023)    (11,407)   (10,313)
                                                             -----------  ---------  ---------
                                                              $   5,959       6,262      7,788
                                                             -----------  ---------  ---------
                                                             -----------  ---------  ---------

    The Bank is committed to operating leases on certain premises. Certain of these leases require the Bank to pay property taxes and insurance. Some are subject to annual inflation adjustments, and have renewal options of various periods at various rates. Lease expense on all property totaled approximately $1,049,000, $1,127,000, $2,144,000, $3,515,000 and $4,712,000, net of sublease income of approximately $198,000, $220,000, $452,000, $331,000 and $107,000, in
the six months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1996, 1995 and 1994, respectively. Included in 1995 lease expense was a charge of $730,000 for early termination of the lease for the Van Nuys facilities.

    Approximate minimum lease commitments before consideration of the charge for unused lease property referred to above under noncancelable operating leases at December 31, 1996 are as follows (dollars in thousands):

YEAR                                                                 GROSS     SUBLEASE       NET
-----------------------------------------------------------------  ---------  -----------  ---------
1997.............................................................  $   2,265         424       1,841
1998.............................................................      2,080         249       1,831
1999.............................................................      2,035         158       1,877
2000.............................................................      1,895         152       1,743
2001.............................................................      5,183          76       5,107
Thereafter.......................................................      2,921          --       2,921

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(10) DEPOSITS

    Deposits at June 30, 1997 (unaudited) and December 31, 1996 and 1995 consisted of the following (dollars in thousands):

                                                                             DECEMBER 31,
                                                         ----------------------------------------------------
                                    JUNE 30, 1997                  1996                       1995
                              -------------------------  -------------------------  -------------------------
                                             WEIGHTED                   WEIGHTED                   WEIGHTED
                                              AVERAGE                    AVERAGE                    AVERAGE
                                 AMOUNT        RATE         AMOUNT        RATE         AMOUNT        RATE
                              ------------  -----------  ------------  -----------  ------------  -----------
                                     (UNAUDITED)
Transaction accounts:
  NOW accounts..............  $     85,123        1.95%        63,776        0.80%        53,866        0.60%
  Passbook accounts.........       234,953        4.25        281,907        4.52        185,795        4.49
  Money market accounts.....        19,766        2.57         24,518        2.62         35,827        2.32
                              ------------         ---   ------------         ---   ------------         ---
    Transaction accounts....       339,842        3.57        370,201        3.75        275,488        3.45
                              ------------         ---   ------------         ---   ------------         ---
Term certificates:
  3-month...................         4,353        4.26          5,428        4.05          4,741        4.00
  6-month...................        53,290        5.02         75,479        5.02         90,969        5.16
  12-month..................       374,098        5.72        384,211        5.51        226,387        5.78
  18-month..................       145,580        5.63        205,659        5.62        364,970        6.19
  24-month..................       132,578        5.61        108,359        5.99        217,177        5.78
  36-month..................         9,962        6.03         11,409        5.93         15,381        5.44
  48-month..................         1,311        5.76          1,924        5.54          3,265        5.65
  60-month..................        22,466        5.84         44,183        6.23         53,893        6.45
  Public funds..............         2,939        5.87          5,704        6.07          1,671        6.28
  $100,000 and over.........       227,617        5.81        158,686        5.70        219,376        6.12
                              ------------         ---   ------------         ---   ------------         ---
    Term certificates.......       974,194        5.67      1,001,042        5.61      1,197,830        5.94
                              ------------         ---   ------------         ---   ------------         ---
                              $  1,314,036        5.13%     1,371,243        5.11%     1,473,318        5.47%
                              ------------         ---   ------------         ---   ------------         ---
                              ------------         ---   ------------         ---   ------------         ---

    Term certificates of deposit outstanding by scheduled maturity date at June 30, 1997 (unaudited) and December 31, 1996 are as follows (dollars in thousands):

                                                    SIX MONTHS ENDED
                                                      JUNE 30, 1997          DECEMBER 31, 1996
                                                 -----------------------  -----------------------
                                                              WEIGHTED                 WEIGHTED
                                                               AVERAGE                  AVERAGE
                                                   AMOUNT       RATE        AMOUNT       RATE
                                                 ----------  -----------  ----------  -----------

                                                       (UNAUDITED)
Due within 3 months............................  $  198,329        5.48%     225,614        5.60%
Due within 3 to 6 months.......................     275,408        5.71      262,321        5.44
Due within 6 to 9 months.......................     146,816        5.65      170,454        5.63
Due within 9 to 12 months......................     202,427        5.83      232,362        5.80
Due within 12 to 24 months.....................     135,603        5.64       78,377        5.69
Due within 24 to 36 months.....................       6,836        6.05       26,705        5.16
Due after 36 months............................       8,775        5.90        5,209        6.02
                                                 ----------         ---   ----------         ---
    Total......................................  $  974,194        5.67%   1,001,042        5.61%
                                                 ----------         ---   ----------         ---
                                                 ----------         ---   ----------         ---

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    The components of deposit interest expense for the six months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1996, 1995 and 1994 are as follows (dollars in thousands):

                                                                    SIX MONTHS ENDED        YEARS ENDED DECEMBER 31,
                                                                 ----------------------  -------------------------------
                                                                 JUNE 30,    JUNE 30,
                                                                   1997        1996        1996       1995       1994
                                                                 ---------  -----------  ---------  ---------  ---------

                                                                      (UNAUDITED)
NOW accounts...................................................  $     602         217         449        461        534
Passbook and money market accounts.............................      6,001       5,922      13,035      4,826      3,461
Term certificates--under $100,000..............................     22,603      27,320      51,809     57,657     43,469
Term certificates--$100,000 and over...........................      4,856       5,531      10,030     12,156     10,759
                                                                 ---------  -----------  ---------  ---------  ---------
                                                                    34,062      38,990      75,323     75,100     58,223
Interest forfeitures on early withdrawals......................       (105)       (103)       (187)      (234)      (218)
                                                                 ---------  -----------  ---------  ---------  ---------
                                                                 $  33,957      38,887      75,136     74,866     58,005
                                                                 ---------  -----------  ---------  ---------  ---------
                                                                 ---------  -----------  ---------  ---------  ---------

(11) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

    The Bank enters into sales of agency and AA rated mortgage-backed securities under agreements to repurchase (reverse repurchase agreements) which obligate the Bank to repurchase the identical securities as those which were sold. Such transactions are treated as a financing, with the obligations to repurchase securities sold reflected as a liability and the carrying amount of securities collateralizing the liability included in mortgage-backed securities in the consolidated statements of financial condition. There were $331,358,000 and $192,433,000 outstanding reverse repurchase agreements at June 30, 1997 and December 31, 1996, respectively.

    The maximum repurchase liability balances outstanding at any month-end during the six months ended June 30, 1997 (unaudited) and years ended December 31, 1996 and 1995 were approximately $331,358,000, $219,229,000 and
$151,626,000, respectively. The average balances outstanding during each of the six months ended June 30, 1997 (unaudited) and years ended December 31, 1996 and 1995 were approximately $286,410,000, $179,002,000 and $100,071,000, respectively.

    The securities sold under agreements to repurchase identical securities are held in safekeeping by broker/dealers. It is management's policy to enter into repurchase agreements only with broker/dealers who are regarded as primary dealers in these securities and meet satisfactory standards of capitalization and creditworthiness.

(12) ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank of San Francisco at June 30, 1997 (unaudited), December 31, 1996 and 1995 were collateralized by mortgage-backed agency securities and mortgage loans with a current principal balance of approximately $86,543,000, $93,795,000 and $37,503,000, respectively, and by the investment in the stock of the Federal Home Loan Bank of San Francisco with a carrying value at June 30, 1997 (unaudited), December 31, 1996 and 1995 of approximately $14,686,000, $15,380,000 and $14,527,000, respectively.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    At June 30, 1997 (unaudited) and December 31, 1996, the Bank had a collateralized available line of credit of approximately $325 million and $352 million with the Federal Home Loan Bank of San Francisco.

    The scheduled maturities and weighted average interest rates of advances at June 30, 1997 (unaudited), December 31, 1996 and 1995 are as follows (dollars in thousands):

                                                                  JUNE 30, 1997        DECEMBER 31, 1996      DECEMBER 31, 1995
                                                              ---------------------   --------------------   --------------------
                                                                         WEIGHTED               WEIGHTED               WEIGHTED
YEAR OF MATURITY                                              AMOUNT   AVERAGE RATE   AMOUNT  AVERAGE RATE   AMOUNT  AVERAGE RATE
------------------------------------------------------------  -------  ------------   ------  ------------   ------  ------------

                                                                   (UNAUDITED)
1996........................................................  $    --        --%          --        --%      31,746      5.85%
1997........................................................   31,000      5.76       31,000      5.76           --        --
1998........................................................   49,000      6.01       49,000      6.01           --        --
                                                              -------       ---       ------       ---       ------       ---
                                                              $80,000      5.91%      80,000      5.91%      31,746      5.84%
                                                              -------       ---       ------       ---       ------       ---
                                                              -------       ---       ------       ---       ------       ---

(13) INCOME TAXES

    The Bank and its subsidiaries file a consolidated tax return with SCH. The Bank entered into a tax sharing agreement with SCH whereby the Bank computes and pays taxes based upon the Bank's tax position assuming that a separate tax return was filed. However, while the senior debt is outstanding at SCH, the payment to the Bank is limited to the amount of consolidated taxes.

    The income tax provision (benefit) for the six months ended June 30, 1997 and 1996 (unaudited) and the years ended December 31, 1996, 1995, and 1994 consist of the following (dollars in thousands):

                                                  SIX MONTHS ENDED
                                                      JUNE 30,               YEAR ENDED DECEMBER 31,
                                             --------------------------  -------------------------------
                                                 1997          1996        1996       1995       1994
                                             -------------  -----------  ---------  ---------  ---------

                                                    (UNAUDITED)
Current:
  Federal..................................    $      95            --          16         --         --
  State....................................          187             5           5          4         --
                                                   -----         -----   ---------  ---------  ---------
    Total current..........................          282             5          21          4         --
                                                   -----         -----   ---------  ---------  ---------
Deferred:
  Federal..................................          (95)           --      (3,037)    (2,650)    10,204
  State....................................         (187)           --          --         --      1,152
                                                   -----         -----   ---------  ---------  ---------
    Total deferred.........................         (282)           --      (3,037)    (2,650)    11,356
                                                   -----         -----   ---------  ---------  ---------
    Total tax..............................    $      --             5      (3,016)    (2,646)    11,356
                                                   -----         -----   ---------  ---------  ---------
                                                   -----         -----   ---------  ---------  ---------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    The differences between the effective income tax rates and the Federal statutory rates were as follows:

                                        SIX MONTHS ENDED
                                            JUNE 30,               YEAR ENDED DECEMBER 31,
                                   --------------------------  -------------------------------
                                       1997          1996        1996       1995       1994
                                   -------------  -----------  ---------  ---------  ---------

                                          (UNAUDITED)
Statutory Federal income tax
  rate...........................         34.0%         34.0%       34.0%     (34.0)%     (34.0)%
Increase (decrease) in taxes:
  State franchise tax, net of
  Federal benefit................           7.2          7.5         7.5       (7.5)      (7.5)
  Change in deferred tax asset
  valuation allowance............         (41.2 )      (41.5 )     (70.0)      18.1       72.1
                                          -----        -----   ---------  ---------  ---------
Effective tax rate...............           0.0%         0.0%      (28.5)%     (23.4)%      30.6%
                                          -----        -----   ---------  ---------  ---------
                                          -----        -----   ---------  ---------  ---------

    Deferred taxes result from "temporary differences" caused by differences in the periods in which financial statement income and taxable income are reported. Deferred taxes also result from recognition of future benefits from available net operating loss carryforwards (NOLs) and tax credit carryforwards whose probability of realization is determined to be more likely than not.

    The realization of tax benefits of deductible temporary differences and NOL carryforwards depends on whether the Bank has sufficient taxable income within the carryforward periods as permitted by the tax law to allow for utilization of the deductible amounts. As of any period-end, the amount of deferred tax asset that is considered realizable could be reduced if estimates of future taxable income are reduced. Based on the Bank's projected taxable earnings, management believes it is more likely than not that the Bank will realize the benefit of the existing net deferred tax asset at December 31, 1996.

    The Bank had the following total Federal and state deferred tax assets and liabilities computed at the Federal statutory income tax rate and the California statutory franchise tax rate as of June 30, 1997 (unaudited) and December 31, 1996 and 1995 (dollars in thousands):

JUNE 30, 1997                                                   FEDERAL      STATE      TOTAL
-------------------------------------------------------------  ----------  ---------  ---------
                                                                         (UNAUDITED)
Deductible temporary differences.............................  $   20,666     11,732     32,398
Available NOL carryforwards..................................      48,268         --     48,268
AMT tax credit carryforwards.................................       1,296        187      1,483
                                                               ----------  ---------  ---------
  Total deferred tax assets..................................      70,230     11,919     82,149
                                                               ----------  ---------  ---------
Taxable temporary differences................................      (6,804)      (797)    (7,601)
                                                               ----------  ---------  ---------
  Total deferred tax liabilities.............................      (6,804)      (797)    (7,601)
                                                               ----------  ---------  ---------
Deferred tax assets, net of deferred tax liabilities.........      63,426     11,112     74,548
Less deferred tax asset valuation allowances.................     (57,739)   (11,112)   (68,861)
                                                               ----------  ---------  ---------
  Net deferred tax assets....................................  $    5,687         --      5,687
                                                               ----------  ---------  ---------
                                                               ----------  ---------  ---------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

DECEMBER 31, 1996                                               FEDERAL      STATE      TOTAL
-------------------------------------------------------------  ----------  ---------  ---------
Deductible temporary differences.............................  $   21,322     11,504     32,826
Available NOL carryforwards..................................      49,876        940     50,816
AMT tax credit carryforwards.................................       1,201         --      1,201
                                                               ----------  ---------  ---------
  Total deferred tax assets..................................      72,399     12,444     84,843
                                                               ----------  ---------  ---------
Taxable temporary differences................................      (6,614)      (746)    (7,360)
                                                               ----------  ---------  ---------
  Total deferred tax liabilities.............................      (6,614)      (746)    (7,360)
                                                               ----------  ---------  ---------
  Deferred tax assets, net of deferred tax liabilities.......      65,785     11,698     77,483
Less deferred tax asset valuation allowances.................     (60,098)   (11,698)   (71,796)
                                                               ----------  ---------  ---------
  Net deferred tax assets....................................  $    5,687         --      5,687
                                                               ----------  ---------  ---------
                                                               ----------  ---------  ---------

DECEMBER 31, 1995                                               FEDERAL      STATE      TOTAL
-------------------------------------------------------------  ----------  ---------  ---------
Deductible temporary differences.............................  $   50,337     12,551     62,888
Available NOL carryforwards..................................      25,591      2,238     27,829
AMT tax credit carryforwards.................................       1,201         --      1,201
                                                               ----------  ---------  ---------
  Total deferred tax assets..................................      77,129     14,789     91,918
                                                               ----------  ---------  ---------
Taxable temporary differences................................      (6,054)      (611)    (6,665)
                                                               ----------  ---------  ---------
  Total deferred tax liabilities.............................      (6,054)      (611)    (6,665)
                                                               ----------  ---------  ---------
  Deferred tax assets, net of deferred tax liabilities.......      71,075     14,178     85,253
Less deferred tax asset valuation allowances.................     (68,425)   (14,178)   (82,603)
                                                               ----------  ---------  ---------
  Net deferred tax assets....................................  $    2,650         --      2,650
                                                               ----------  ---------  ---------
                                                               ----------  ---------  ---------

    The major components of deferred deductible and taxable temporary differences before valuation allowances, as of June 30, 1997 (unaudited) and December 31, 1996 and 1995 are as follows (dollars in thousands):

                                                              JUNE 30,
                                                                1997        1996       1995
                                                             -----------  ---------  ---------
                                                             (UNAUDITED)
Deductible temporary differences:
  Provision for losses on loans and real estate............   $  16,722      18,744     52,548
  Tax gains on sales of loans, net of deferred gains.......       2,314       1,882      2,506
  Recognition of interest on nonperforming loans for tax in
    excess of book.........................................       3,564       3,122      2,518
  Accrued interest on deposits recognized for book but
    deferred for tax.......................................       1,499       1,614      1,845
  Miscellaneous temporary deductible differences...........       8,299       7,464      3,471
                                                             -----------  ---------  ---------
    Total deductible temporary differences.................      32,398      32,826     62,888
                                                             -----------  ---------  ---------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

Taxable temporary differences:
  Stock dividends from FHLB................................      (2,771)     (2,557)    (2,169)
  Real estate partnership tax losses.......................        (253)       (253)      (256)
  Miscellaneous temporary taxable differences..............        (859)       (892)      (181)
  Federal tax effect of state temporary differences, net...      (3,718)     (3,658)    (4,059)
                                                             -----------  ---------  ---------
    Total taxable temporary differences....................      (7,601)     (7,360)    (6,665)
                                                             -----------  ---------  ---------
    Total net deductible temporary differences.............   $  24,797      25,466     56,223
                                                             -----------  ---------  ---------
                                                             -----------  ---------  ---------

    The Federal and state tax net operating loss carryforwards December 31, 1996 expire as follows (dollars in thousands):

                                  DECEMBER 31, 1996
--------------------------------------------------------------------------------------
YEAR                                                   FEDERAL      STATE      TOTAL
----------------------------------------------------  ----------  ---------  ---------
1997................................................  $    1,903         16      1,919
1998................................................         984      2,282      3,266
1999................................................       1,113      6,256      7,369
2000................................................          --        117        117
2001................................................         510         --        510
2002................................................      21,984         --     21,984
2003................................................      24,444         --     24,444
2004................................................          26         --         26
2008................................................       1,946         --      1,946
2009................................................      10,650         --     10,650
2010................................................      80,307         --     80,307
2011................................................       2,828         --      2,828
                                                      ----------  ---------  ---------
                                                      $  146,695      8,671    155,366
                                                      ----------  ---------  ---------
                                                      ----------  ---------  ---------

    The Bank had Federal alternative minimum tax credit carryforwards of approximately $1,201,000 at December 31, 1996 and 1995.

    In 1992, issuance of preferred stock resulted in a change of control as defined under Internal Revenue Code Section 382. As a result, usage of the tax net operating loss carryforwards to offset Federal and state tax return taxable income is limited to approximately $7.7 million per year. Any unused limitation is available in subsequent years until expiration. The net operating loss available in 1997 is approximately $38.7 million.

    The Bank is subject to examination by Federal and state taxing authorities for tax returns filed in previous periods. The results and effects of these examinations on individual assets and liabilities may require adjustment to the tax assets and liabilities based on the results of their examinations. Management believes that the effects of such examinations will not have a material effect on the Bank.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(14) DERIVATIVES AND HEDGING ACTIVITIES

    Hedging costs, net, for the six months ended June 30, 1997 and 1996 (unaudited) and each of the years ended December 31, 1996, 1995 and 1994 consists of the following (dollars in thousands):

                                                                        SIX MONTHS ENDED           YEAR ENDED DECEMBER 31,
                                                                   --------------------------  -------------------------------
                                                                    JUNE 1997     JUNE 1996      1996       1995       1994
                                                                   -----------  -------------  ---------  ---------  ---------

                                                                          (UNAUDITED)
Interest paid on swaps, net of interest received.................   $      (3)           40           35      1,217      8,436
Amortization of cost of swaps, caps, floors and corridors, net of
  interest received..............................................         153           179          352        468        174
                                                                        -----           ---    ---------  ---------  ---------
                                                                    $     150           219          387      1,685      8,610
                                                                        -----           ---    ---------  ---------  ---------
                                                                        -----           ---    ---------  ---------  ---------

    Interest rate swaps are contracts where the parties agree to exchange fixed rate for floating rate interest payments, or to exchange floating rate interest payments upon two different rate indices (basis swap), for a specified period of time on a specified (notional) amount. The notional amount is used only to calculate the amount of interest payments to be exchanged and does not represent credit risk. The notional amount and weighted average pay and receive rates are shown below in accordance with their contractual dates. The variable repricing indexes associated with the contracts are three-month London Inter-Bank Offered Rate (LIBOR), one-month LIBOR and COFI which was 5.78%, 5.69% and 4.86%, respectively, at June 30, 1997 and 5.56%, 5.5%, and 4.83%, respectively, at December 31, 1996.

    A summary of the swap contract, scheduled maturity date and weighted average rate received and paid at June 30, 1997 (unaudited) and December 31, 1996 is as follows (dollars in thousands):

     JUNE 30, 1997          YEAR OF     NOTIONAL     AVERAGE RATE        AVERAGE
      (UNAUDITED)          MATURITY      AMOUNT          PAID         RATE RECEIVED
------------------------  -----------  -----------  ---------------  ---------------
Pay floating and receive
  fixed.................        1999    $   5,829           5.69%            5.69%
                                       -----------           ---              ---
                                       -----------           ---              ---

                            YEAR OF     NOTIONAL     AVERAGE RATE        AVERAGE
   DECEMBER 31, 1996       MATURITY      AMOUNT          PAID         RATE RECEIVED
------------------------  -----------  -----------  ---------------  ---------------
Pay floating and receive
  fixed.................        1999    $   7,026           5.56%            5.69%
                                       -----------           ---              ---
                                       -----------           ---              ---

    Swap contracts were entered into to limit the interest rate risk related to the relative repricing characteristics of the Bank's interest-bearing deposits. The floating rate on swap contracts re-prices at intervals of one to three months based on the current index in effect at that time. If all contracts were repriced at the current index in effect at each year-end, the weighted average rate paid and received would be 5.69% and 5.69% at June 30, 1997 (unaudited) and 5.50% and 5.69% at December 31, 1996.

    The notional amount of the swap amortizes monthly based upon the performance of a specific index. The swap is used to reduce interest rate risk associated with fixed rate term liabilities. The performance of the swap is based upon interest rates in general. The above table does not include anticipated amortization

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

relating to the swap. Excluding this transaction, the Bank does not have any other positions in complex derivative transactions.

    Mortgage-backed securities with book values of approximately $7,995,000, $8,442,000 and $6,141,000 and market values of approximately $7,811,000, $8,259,000 and $5,987,000 at June 30, 1997 (unaudited) and December 31, 1996 and
1995, respectively, are pledged as collateral for certain swap agreements.

    The Bank has only limited involvement in derivative financial instruments and does not use them for trading purposes. The instruments are used to manage interest rate risk.

    The Bank has entered into corridor contracts to artificially raise the interest rate cap on certain loans. The corridor contracts provide for the payment of interest on the outstanding principal contract amount. Under such contracts, the Bank receives interest if an interest rate that varies according to a specified index exceeds a pre-set level (the strike rate) up to an upper limit (the limit) beyond which additional interest is not received if the rate increases. The index on the Bank's corridors is COFI or three-month LIBOR. A summary of corridor contracts and average interest rate ranges at December 31, 1996 is as follows (dollars in thousands):

  YEAR OF    CONTRACT    AVERAGE STRIKE     AVERAGE LIMIT
 MATURITY     AMOUNT          PRICE             RATE
-----------  ---------  -----------------  ---------------
      1997   $  20,000           6.64%             8.23%
      1998       5,000           6.38              8.13
      1999      20,000           6.64              8.23
      2000      12,000           6.38              8.13
      2001      20,000           6.64              8.23
             ---------            ---               ---
             $  77,000           6.58%             8.21%
             ---------            ---               ---
             ---------            ---               ---

(15) BENEFIT PLANS

    The Bank has had a noncontributory defined benefit pension plan covering substantially all of its employees (the Plan) hired before 1990. The benefits are based on years of service and the employee's highest compensation during the last five consecutive years of employment prior to 1991. The Plan was frozen effective December 31, 1990, and consequently, employees will no longer earn additional defined benefits for future services; however, future service may be counted toward vesting of benefits accumulated based on past service. The Bank's funding policy has been to contribute annually the minimum amount that can be deducted for Federal income tax purposes.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    The following table sets forth the funded status of the Plan and amounts recognized in the Bank's consolidated statements of financial condition at December 31, 1996 and 1995 (dollars in thousands):

                                                                                                  1996       1995
                                                                                                ---------  ---------
Actuarial present value of benefit obligation:
  Vested benefits.............................................................................  $  (4,804)    (4,638)
  Nonvested benefits..........................................................................       (255)      (368)
                                                                                                ---------  ---------
    Accumulated benefit obligations...........................................................  $  (5,059)    (5,006)
                                                                                                ---------  ---------
                                                                                                ---------  ---------
Projected benefit obligation for services rendered to date....................................  $  (5,059)    (5,006)
Plan assets at fair value, primarily cash and cash equivalents, listed stocks and U.S.
  bonds.......................................................................................      4,492      4,386
                                                                                                ---------  ---------
    Projected benefit obligation (in excess of) or less than plan assets......................       (567)      (620)
Prior service cost not yet recognized in net periodic cost....................................         --         --
Additional minimum liability..................................................................     (1,117)    (1,133)
Unrecognized net loss.........................................................................      1,117      1,133
                                                                                                ---------  ---------
    Pension liability recognized in the consolidated statement of financial condition.........  $    (567)      (620)
                                                                                                ---------  ---------
                                                                                                ---------  ---------

    Net periodic cost included the following components (dollars in thousands):

                                                                                              1996       1995       1994
                                                                                            ---------  ---------  ---------
Service costs/benefits earned during the period...........................................  $      --         --         --
Interest cost on projected benefit obligation.............................................        367        332        356
Actual return on plan assets..............................................................       (203)      (293)      (164)
Net amortization and deferral.............................................................       (155)       (75)      (168)
                                                                                            ---------        ---        ---
    Net periodic pension cost.............................................................  $       9        (36)        24
                                                                                            ---------        ---        ---
                                                                                            ---------        ---        ---
Assumptions used:
  Discount rate...........................................................................       7.50%      7.25%      8.50%
  Expected long-term rate of return.......................................................       9.00       9.00       9.00
                                                                                            ---------        ---        ---
                                                                                            ---------        ---        ---

    The Bank adopted a 401(k) plan, effective January 1, 1991. The 401(k) plan covers employees with one year or more of service, and allows participants to contribute a portion of their covered compensation, which amount is 100% vested at the time of contribution. The Bank shall contribute an amount equal to 50% of the participant's contribution up to 6% of the participant's covered compensation, which amount vests over a period of five years. The Bank may elect to make additional contributions on a discretionary basis. The contributions as directed by the participants are invested by the 401(k) plan's trustee in one or more of five investment alternatives in trust for the benefit of the participants. The Bank incurred approximately $117,000, $131,000, $155,000, $159,000 and $245,000 of expense related to the 401(k) plan, including a discretionary contribution of approximately $0, $0, $0, $0 and $0, in the six months ended June 30, 1997 and 1996 (unaudited) and in each of the years ended December 31, 1996, 1995 and 1994, respectively.

    The Bank established a Supplemental Executive Retirement Plan for certain senior officers (the SERP), effective January 1, 1991 to supplement retirement income provided by the Plan. The SERP was a

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

fully funded, non-qualified defined benefit plan. The Bank incurred approximately $186,000 of expense related to the SERP in 1994. The SERP was terminated in 1995 and the SERP assets were distributed to participants at no additional cost to the Bank.

(16) COMMITMENTS AND CONTINGENCIES

    The Bank is involved in litigation arising in the normal course of business. Based on information from internal and external legal counsel, and review of the facts and circumstances of such litigation, management is of the opinion that the ultimate resolution of all pending litigation proceedings will not have an adverse material effect on the Bank.

(17) FAIR VALUE OF ASSETS AND LIABILITIES

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent market and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

    The carrying amounts and fair values of the Bank's financial instruments consisted of the following December 31, 1996 and 1995 (dollars in thousands):

                                                                         1996                    1995
                                                                ----------------------  ----------------------
                                                                 CARRYING      FAIR      CARRYING      FAIR
                                                                  AMOUNT      VALUE       AMOUNT      VALUE
                                                                ----------  ----------  ----------  ----------
Financial assets:
  Cash and cash equivalents...................................  $   21,873      21,873      19,049      19,049
  Securities purchased under agreement to resell..............          --          --      35,000      35,000
  Securities available-for-sale...............................     502,301     502,301     241,645     241,645
  Mortgage-backed securities held-to-maturity.................      10,971      10,899          --          --
  Loans receivable............................................   1,141,707   1,130,593   1,228,152   1,235,195
  Federal Home Loan Bank stock................................      15,380      15,380      14,527      14,527
Financial liabilities:
  Deposits....................................................   1,371,243   1,387,867   1,473,318   1,479,422
  Securities sold under agreements to repurchase..............     192,433     192,433          --          --
  Advances from the Federal Home Loan Bank....................      80,000      80,000      31,746      31,746
Financial instruments:
  Interest rate swaps.........................................          --          (5)         --        (131)
  Interest rate floors........................................          26          (2)         90          37
  Interest rate corridors.....................................         719         458       1,008         510

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    The following methods and assumptions were used to estimate the fair value of each type of financial instrument:

    - Cash and Cash Equivalents--The carrying amount approximates the fair value for cash and short-term investments.

    - Securities Purchased under Agreements to Resell--The carrying amount approximates the fair value.

    - Securities Available-for-Sale--Fair value is based on quoted market prices or dealer quotes.

    - Mortgage-Backed Securities--Fair value is based on quoted market prices or dealer quotes.

    - Loans Receivable--For residential real estate loans, fair value is estimated by discounting projected future cash flows at the current market interest rates for mortgage-backed securities collateralized by loans of similar coupon, duration and credit risk, adjusted for differences in market interest rates between loans and securities. The fair value of multifamily and commercial real estate loans is estimated by discounting the future cash flows using the current interest rates at which loans with similar terms would be made on property and to borrowers with similar credit and other characteristics and with similar remaining terms to maturity. Impaired loans are valued based upon the fair value of underlying collateral, if collateral dependent or alternatively, the present value of expected cash flows using the loan's original implicit loan interest rate.

    - Federal Home Loan Bank Stock--The carrying amount of Federal Home Loan Bank Stock approximates its fair value.

    - Deposit--The fair values of NOW accounts, passbook accounts and money market accounts withdrawable on demand without penalty are, by definition, equal to the amount withdrawable on demand at the reporting date, which is their carrying amount. The fair value of term certificates of deposit, all of which are fixed maturity bearing a fixed rate of interest, is estimated by discounting future projected cash flows at interest rates approximating interest rates currently offered by the Bank for similar types of certificates of deposit for similar remaining terms to maturity.

    - Securities Sold under Agreements to Repurchase--The carrying amount of securities sold under agreements to repurchase approximates their fair value.

    - Advances From the Federal Home Loan Bank--The fair value is estimated by discounting projected future cash flows at the current advance interest rates available to the Bank for Federal Home Loan Bank advances with similar terms for similar remaining terms to maturity.

    - Interest Rate Swaps, Caps, Floors and Corridors--The fair value of interest rate swaps is based upon dealer quotes or are estimated by discounting projected future cash flows at the current market interest rates for interest rate swaps of similar terms and counter party credit risk for the same remaining terms to maturity. The fair values of interest rate caps, floors and corridors are also based upon dealer quotes or estimated using option pricing models utilizing current market consensus assumptions for interest rate caps, floors and corridors of similar terms and strike or floor prices for the same remaining term to maturity.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

(18) REQUIRED REGULATORY FINANCIAL INFORMATION

    Reconciliation to Regulatory Reports filed with the Office of Thrift Supervision (dollars in thousands):

                                                                        NET WORTH   NET EARNINGS
                                                                       -----------  -------------
Balance per quarterly OTS financial report at
  December 31, 1996..................................................   $  76,610        13,598
As reported herein...................................................      76,610        13,598
                                                                       -----------       ------
                                                                        $      --            --
                                                                       -----------       ------
                                                                       -----------       ------

(19) REGULATORY CAPITAL REQUIREMENTS

    The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and tangible capital (as defined in the regulations) to adjusted tangible assets (as defined) and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I leverage capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

    As of June 30, 1997 (unaudited) and December 31, 1996, the Bank was adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based ratio of 8%, Tier I risk-based ratio of 4% and Tier I leverage ratio of 4%. There are no conditions or events since that notification that management believes have changed the institution's category.

    Under the framework, the Bank's capital levels do not allow the Bank to accept brokered deposits without prior approval from regulators. The Bank does not plan to solicit for such deposits.

    While all insured institutions are required by OTS regulations to meet these minimum regulatory capital requirements, the Bank has regulatory Assistance Agreements which were entered into with the Federal Savings and Loan Insurance Corporation (FSLIC) as part of SCH's purchase of the Bank in 1987, and which provides for an additional $133,400,000 of regulatory capital at December 31, 1996. Until the passage of the Financial Institution Reform Recovery and Enforcement Act (FIRREA), the Bank met all capital requirements by including the additional Assistance Agreement capital amount in regulatory capital.

    The position of the OTS was and continues to be that under FIRREA, Assistance Agreements which provide additional regulatory capital, and/or capital forbearances are no longer in effect as of December 7,

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

1989. The OTS notified the Bank in 1990 that the additional Assistance Agreement capital amounts cannot be included in meeting the FIRREA capital requirements, and as a result thereof the OTS believed the Bank did not meet minimum FIRREA capital requirements. Management disagreed, and still disagrees, with the OTS, and attempted to preserve all of its rights and remedies under the Assistance Agreements. At June 30, 1997 and December 31, 1996, the Bank met all minimum FIRREA regulatory capital requirements.

    To preserve its rights under the Assistance Agreement, in 1994 SCH and the Bank commenced a lawsuit against the United States Government for breach of contract and deprivation of property without just compensation or due process of law. The lawsuit seeks unspecified monetary compensation for damages sustained in meeting FIRREA mandated capital requirements and for the fair value of property taken, but does not seek reinstatement of the Assistance Agreement capital forbearance. While the outcome of the lawsuit cannot be determined at this time, it is management's opinion, based on the advice of external legal counsel, that the Bank's position has substantial legal merit.

    The Bank's ability to pay dividends is dependent upon its earnings from operations and the adequacy of its regulatory capital. As an adequately capitalized institution, the maximum dividend allowable under statute is 75% of the previous four quarters of net earnings less dividends paid in such quarters. The OTS director must be notified of the proposed distribution.

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

    At June 30, 1997 (unaudited) and December 31, 1996, the Bank's regulatory capital calculations, computed by management both with and without inclusion of the additional capital provided for in the Bank's Assistance Agreements were as follows (dollars in thousands):

                                            REGULATORY CAPITAL/STANDARD AS OF JUNE 30, 1997
                                            ------------------------------------------------
                 WITHOUT                                                        TOTAL RISK-
          ADDITIONAL ASSISTANCE              TANGIBLE    TIER 1      TIER 1        BASED
            AGREEMENT CAPITAL                CAPITAL    LEVERAGE   RISK- BASED    CAPITAL
------------------------------------------  ----------  ---------  -----------  ------------
                                                              (UNAUDITED)
Stockholders' equity/GAAP capital.........  $   84,918     84,918      84,918        84,918
Adjustment for unrealized losses on
  securities available-for-sale...........       4,402      4,402       4,402         4,402
Deduction for direct real estate
  investments.............................      (1,908)    (1,908)     (1,908)       (1,908)
Deduction for other intangible assets.....        (622)      (622)       (622)         (622)
                                            ----------  ---------  -----------  ------------
      Total Tier I capital................      86,790     86,790      86,790        86,790
Includable allowance for loan losses......          --         --          --        11,257
Deduction for real estate held for
  investment..............................          --         --          --            --
                                            ----------  ---------  -----------  ------------
      Total capital.......................      86,790     86,790      86,790        98,047
Minimum capital requirement...............      27,325     54,650          --        71,893
                                            ----------  ---------  -----------  ------------
      Regulatory capital excess...........  $   59,465     32,140      86,790        26,154
                                            ----------  ---------  -----------  ------------
                                            ----------  ---------  -----------  ------------
Capital ratios:
  Regulatory as reported..................        4.76%      4.76%       9.65%        10.91%
  Minimum capital ratio...................        1.50       3.00        3.00          8.00
                                            ----------  ---------  -----------  ------------
  Regulatory capital excess...............        3.26%      1.76%       6.65%         2.91%
                                            ----------  ---------  -----------  ------------
                                            ----------  ---------  -----------  ------------


        WITH ADDITIONAL ASSISTANCE
            AGREEMENT CAPITAL
------------------------------------------
Regulatory capital as adjusted............  $  220,190    220,190     220,190       231,447
Minimum capital requirement (per above)...      27,325     54,650          --        71,893
                                            ----------  ---------  -----------  ------------
      Regulatory capital excess...........  $  247,515    165,540     220,190       159,554
                                            ----------  ---------  -----------  ------------
                                            ----------  ---------  -----------  ------------

                          PEOPLE'S BANK OF CALIFORNIA

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND

       FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED)

                                             REGULATORY CAPITAL/STANDARD AS OF DECEMBER 31,
                                                                  1996
                                            ------------------------------------------------
                 WITHOUT                                                        TOTAL RISK-
          ADDITIONAL ASSISTANCE              TANGIBLE    TIER 1      TIER 1        BASED
            AGREEMENT CAPITAL                CAPITAL    LEVERAGE   RISK- BASED    CAPITAL
------------------------------------------  ----------  ---------  -----------  ------------
Stockholder's equity/GAAP capital.........  $   76,610     76,610      76,610        76,610
Adjustment for unrealized losses on
  securities available-for-sale...........       6,084      6,084       6,084         6,084
Deduction for direct real estate
  investments.............................      (1,908)    (1,908)     (1,908)       (1,908)
Deduction for other intangible assets.....        (714)      (714)       (714)         (714)
                                            ----------  ---------  -----------  ------------
      Total Tier I capital................      80,072     80,072      80,072        80,072
Includable allowance for loan losses......          --         --          --        10,986
Deduction for real estate held for
  investment..............................          --         --          --          (217)
                                            ----------  ---------  -----------  ------------
      Total capital.......................      80,072     80,072      80,072        90,841
Minimum capital requirement...............      26,270     70,053      35,017        70,034
                                            ----------  ---------  -----------  ------------
      Regulatory capital excess...........  $   53,802     10,019      45,055        20,807
                                            ----------  ---------  -----------  ------------
                                            ----------  ---------  -----------  ------------
Capital ratios:
  Regulatory as reported..................        4.57%      4.57%       9.15%        10.38%
  Minimum capital ratio...................        1.50       4.00        4.00          8.00
                                            ----------  ---------  -----------  ------------
  Regulatory capital excess...............        3.07%      0.57%       5.15%         2.38%
                                            ----------  ---------  -----------  ------------
                                            ----------  ---------  -----------  ------------


        WITH ADDITIONAL ASSISTANCE
            AGREEMENT CAPITAL
------------------------------------------
Regulatory capital as adjusted............  $  213,472    213,472     213,472       224,241
Minimum capital requirement (per above)...      26,270     70,053      35,017        70,034
                                            ----------  ---------  -----------  ------------
      Regulatory capital excess...........  $  187,202    143,419     178,455       154,207
                                            ----------  ---------  -----------  ------------
                                            ----------  ---------  -----------  ------------

    Refer to Note 1 for a discussion of the recapitalization of the Company.

(20) SUBSEQUENT EVENT

    Effective July 1, 1997, Southern California Federal Savings and Loan Association changed its name to People's Bank of California. The Bank is a Federal-chartered savings bank regulated by the OTS.

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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                       ---------
Prospectus Summary...................................          1
Risk Factors.........................................         15
The Company..........................................         27
Use of Proceeds......................................         28
Capitalization.......................................         29
Business and Strategy................................         30
Beneficial Ownership of the Company..................         50
Management...........................................         50
Certain Transactions Constituting The Formation......         54
Description of Series A Preferred Shares.............         57
Description of Capital Stock.........................         64
Federal Income Tax Considerations....................         70
ERISA Considerations.................................         78
Certain Information Regarding the Bank...............         81
Underwriting.........................................         89
Experts..............................................         91
Certain Legal Matters................................         91
Additional Information...............................         91
Glossary.............................................         92
Index to Financial Statement.........................        F-1
Annex I--Offering Circular for Bank Preferred
  Shares.............................................       OC-1

                            ------------------------

THROUGH AND INCLUDING OCTOBER 25, 1997 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,240,000 SHARES

                               PEOPLE'S PREFERRED
                              CAPITAL CORPORATION

                              9.75% NONCUMULATIVE
                                  EXCHANGEABLE
                           PREFERRED STOCK, SERIES A

                             ---------------------

                                   PROSPECTUS

                               ------------------

                               September 30, 1997

                        SANDLER O'NEILL & PARTNERS, L.P.

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